      AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 25, 2000



                                                              FILE NO. 333-31944


                                                               FILE NO. 811-7337
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                            ------------------------


                                    FORM S-6
            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933          / /
                         PRE-EFFECTIVE AMENDMENT NO. 1                       /X/
                                                                             / /
        REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940      / /
                               AMENDMENT NO. 21                              /X/


                            ------------------------

                   PROTECTIVE VARIABLE LIFE SEPARATE ACCOUNT
                             (Exact Name of Trust)

                       PROTECTIVE LIFE INSURANCE COMPANY
                              (Name of Depositor)

                             2801 HIGHWAY 280 SOUTH
                           BIRMINGHAM, ALABAMA 35223
              (ADDRESS OF DEPOSITOR'S PRINCIPAL EXECUTIVE OFFICES)

                                    COPY TO:

             NANCY KANE, ESQUIRE                         STEPHEN E. ROTH, ESQUIRE
           2801 Highway 280 South                     Sutherland Asbill & Brennan LLP
          Birmingham, Alabama 35223                   1275 Pennsylvania Avenue, N.W.
         (Name and Address of Agent                     Washington, D.C. 20004-2404
           for Service of Process)

                 APPROXIMATE DATE OF PROPOSED PUBLIC OFFERING:
 As soon as practicable after the effective date of the registration statement.
                     TITLE OF SECURITIES BEING REGISTERED:
Interests in a separate account issued through variable life insurance policies.

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SECTION 8(a), SHALL DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

PROSPECTUS

                                     [LOGO]

--------------------------------------------------------------------------------

                  Issued by: PROTECTIVE LIFE INSURANCE COMPANY

                             2801 Highway 280 South

                           Birmingham, Alabama 35223

                            Telephone (800) 866-3555
--------------------------------------------------------------------------------

    This prospectus describes the Premiere Survivor, a last survivor flexible premium variable and fixed life insurance policy offered by Protective Life Insurance Company ("Protective Life"). Please read it carefully before you invest.


    The Policy is designed to provide insurance protection on the lives of two individuals and to pay a death benefit after the death of the last surviving Joint Insured.



    You have the flexibility to vary the amount and timing of premium payments and your coverage will stay in force as long as sufficient Policy Value is maintained.



    The Policy Value and, in certain circumstances, the Death Benefit of the life insurance policy will fluctuate with the investment performance of the investment options you select. A Fixed Account is also available.



    The Owner may, within limits, allocate Net Premiums and Policy Value to one or more Sub-Accounts of the Protective Variable Life Separate Account (the "Variable Account") and Protective Life's general account (the "Fixed Account"). The prospectuses for the investment funds describe the investment objective(s) and risks of investing in the Sub-Account corresponding to each. You bear the entire investment risk for Policy Value allocated to a Sub-Account. The Policy has no guaranteed minimum Surrender Value except for amounts allocated to the Fixed Account. The assets of each Sub-Account will be invested solely in a corresponding Fund of Protective Investment Company, Van Kampen Life Investment Trust, MFS-Registered Trademark- Variable Insurance Trust-SM-, Oppenheimer Variable Account Funds, Calvert Variable Series, Inc. and Van Eck Worldwide Insurance Trust.


    It may not be advantageous to replace existing insurance with this Policy. Within certain limits, you may return the Policy.

    POLICIES (EXCEPT FOR POLICIES ISSUED IN CERTAIN STATES) INCLUDE AN ARBITRATION PROVISION THAT MANDATES RESOLUTION OF ALL DISPUTES ARISING UNDER THE POLICY THROUGH BINDING ARBITRATION. THIS PROVISION IS INTENDED TO RESTRICT AN OWNER'S ABILITY TO LITIGATE SUCH DISPUTES. SEE "ARBITRATION".

    THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

    This policy may not be available for sale in all states.

    AN INVESTMENT IN THE POLICY IS NOT A DEPOSIT OR OBLIGATION OF, OR GUARANTEED OR ENDORSED BY, ANY BANK, NOR IS THE POLICY FEDERALLY INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENT AGENCY. AN INVESTMENT IN THE POLICY INVOLVES CERTAIN RISKS, INCLUDING THE LOSS OF PREMIUMS PAID (PRINCIPAL).


                 The date of this prospectus is

                              PROSPECTUS CONTENTS


                                                                        PAGE
                                                                        -----
DEFINITIONS...........................................................     5
SUMMARY AND DIAGRAM OF THE POLICY.....................................     6
EXPENSE TABLE.........................................................     9
GENERAL INFORMATION ABOUT PROTECTIVE LIFE, THE VARIABLE ACCOUNT AND
 THE FUNDS............................................................    11
  Protective Life Insurance Company...................................    11
  Protective Variable Life Separate Account...........................    11
  The Funds...........................................................    12
    - The PIC Funds...................................................    12
    - The Van Kampen Funds............................................    13
    - The MFS Funds...................................................    13
    - The Oppenheimer Funds...........................................    13
    - The Calvert Funds...............................................    14
    - The Van Eck Funds...............................................    14
  Other Information about the Funds...................................    15
  Other Investors in the Funds........................................    15
  Addition, Deletion or Substitution of Investments...................    16
  Voting Rights.......................................................    16
THE POLICY............................................................    17
  Parties to the Policy...............................................    17
    - Owner...........................................................    17
    - Joint Insureds..................................................    17
    - Beneficiary.....................................................    17
  Purchasing a Policy.................................................    17
  Cancellation Privilege..............................................    17
  Premiums............................................................    18
    - Minimum Initial Premium.........................................    18
    - Planned Periodic Premiums.......................................    18
    - Unscheduled Premiums............................................    18
    - Premium Limitations.............................................    18
    - No-Lapse Guarantee..............................................    18
    - Premium Payments Upon Increase in Face Amount...................    19
  Net Premium Allocations.............................................    19
  Policy Lapse and Reinstatement......................................    19
    - Lapse...........................................................    19
    - Reinstatement...................................................    20
CALCULATION OF POLICY VALUES..........................................    20
  Variable Account Value..............................................    20
    - Determination of Units..........................................    20
    - Determination of Unit Value.....................................    20
    - Net Investment Factor...........................................    20
  Fixed Account Value.................................................    21
POLICY BENEFITS.......................................................    21
  Transfers of Policy Values..........................................    21
    - General.........................................................    21
    - Telephone Transfers.............................................    21
    - Reservation of Rights...........................................    22
    - Dollar Cost Averaging...........................................    22
    - Portfolio Rebalancing...........................................    22
  Surrender Privilege.................................................    23
  Withdrawal Privilege................................................    23
  Policy Loans........................................................    23

                                                                        PAGE
                                                                        -----
    - General.........................................................    23
    - Loan Collateral.................................................    23
    - Loan Repayment..................................................    24
    - Interest........................................................    24
    - Non-Payment of Policy Loan......................................    24
    - Effect of a Policy Loan.........................................    24
  Death Benefit Proceeds..............................................    25
    - Calculation of Death Benefit Proceeds...........................    25
    - Death Benefit Options...........................................    25
    - Changing the Death Benefit Option...............................    25
  Face Amounts........................................................    26
    - Basic Face Amount...............................................    26
    - Supplemental Face Amount........................................    26
    - Changing the Face Amount........................................    26
    - Increasing the Face Amount......................................    26
    - Decreasing the Face Amount......................................    27
  Special Endorsements................................................    27
    - Estate Protection Endorsement...................................    27
    - Policy Split Option Endorsement.................................    27
  Settlement Options..................................................    28
    - Minimum Amounts.................................................    29
    - Death of Payee..................................................    29
    - Other Requirements..............................................    29
THE FIXED ACCOUNT.....................................................    29
  The Fixed Account...................................................    29
  Interest Credited on Fixed Account Value............................    29
  Payments from the Fixed Account.....................................    30
CHARGES AND DEDUCTIONS................................................    30
  Premium Expense Charge..............................................    30
  Monthly Deduction...................................................    30
    - Cost of Insurance Charge........................................    30
    - Cost of Insurance Rates.........................................    31
    - Legal Considerations Relating to Sex -- Distinct Premium
     Payments and Benefits............................................    31
    - Monthly Administration Fee......................................    32
    - Supplemental Rider Charges......................................    32
    - Mortality and Expense Risk Charge...............................    32
  Transfer Fee........................................................    32
  Surrender Charge (Contingent Deferred Sales Charge).................    32
  Withdrawal Charge...................................................    33
  Fund Expenses.......................................................    34
EXCHANGE PRIVILEGE....................................................    34
  Effect of the Exchange Offer........................................    35
    - Tax Matters.....................................................    36
    - Sales Commissions...............................................    36
ILLUSTRATIONS OF POLICY VALUES, SURRENDER VALUES, DEATH BENEFITS AND
 ACCUMULATED
 PREMIUMS.............................................................    36
OTHER POLICY BENEFITS AND PROVISIONS..................................    42
  Limits on Rights to Contest the Policy..............................    42
    - Incontestability................................................    42
    - Suicide Exclusion...............................................    42

                                                                        PAGE
                                                                        -----
  Changes in the Policy or Benefits...................................    42
    - Misstatement of Age or Sex......................................    42
    - Other Changes...................................................    42
  Suspension or Delay of Payments.....................................    42
  Reports to Policy Owners............................................    42
  Assignment..........................................................    43
  Arbitration.........................................................    43
  Supplemental Riders.................................................    43
  Reinsurance.........................................................    43
USES OF THE POLICY....................................................    43
TAX CONSIDERATIONS....................................................    44
  Introduction........................................................    44
  Tax Status of Protective Life.......................................    44
  Taxation of Life Insurance Policies.................................    44
    - Tax Status of the Policy........................................    44
    -- Diversification Requirements...................................    45
    -- Ownership Treatment............................................    45
    - Tax Treatment of Life Insurance Death Benefit Proceeds..........    45
    - Tax Deferral During Accumulation Period.........................    45
  Policies Not Owned by Individuals...................................    46
  Policies Which Are Not MEC's........................................    46
    -- Tax Treatment of Withdrawals Generally.........................    46
    -- Certain Distributions Required by the Tax Law in the First
     15 Policy Years..................................................    46
    -- Tax Treatment of Loans.........................................    46
  Policies Which Are MEC's............................................    47
    -- Characterization of a Policy as a MEC..........................    47
    -- Tax Treatment of Withdrawals, Loans, Assignments and Pledges
     under MECs.......................................................    47
    -- Penalty Tax....................................................    47
    -- Aggregation of Policies........................................    47
    - Actions to Ensure Compliance with the Tax Law...................    47
    - Other Considerations............................................    48
  Federal Income Tax Withholding......................................    48
OTHER INFORMATION ABOUT THE POLICIES AND PROTECTIVE LIFE..............    48
  Sale of the Policies................................................    48
  Corporate Purchasers................................................    49
  Protective Life Directors and Executive Officers....................    49
  State Regulation....................................................    50
  Additional Information..............................................    50
  Year 2000 Computer Compliance Issues................................    50
  Independent Accountants.............................................    51
  Experts.............................................................    51
  IMSA................................................................    51
  Legal Matters.......................................................    51
  Financial Statements................................................    51
INDEX TO FINANCIAL STATEMENTS.........................................   F-1
APPENDICES
  A-Examples of Death Benefit Options.................................   A-1



THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFERING IN ANY JURISDICTION IN WHICH SUCH OFFERING MAY NOT BE LAWFULLY MADE.

                                  DEFINITIONS

"We", "us", "our", "Protective Life", and "Company" refer to Protective Life Insurance Company. "You" and "your" refer to the Owner(s).

ATTAINED AGE -- A Joint Insured's age as shown in the Policy's specifications page, plus the number of complete Policy Years since the Policy Effective Date.

BASIC FACE AMOUNT -- The dollar amount selected by the Owner and shown in the Policy equal to the Face Amount less any Supplemental Face Amount.

CANCELLATION PERIOD -- Period shown in the Policy during which the Owner may exercise the cancellation privilege and return the Policy for a refund.

CASH VALUE -- Policy Value minus any applicable Surrender Charge.

DEATH BENEFIT -- The amount of insurance provided under the Policy as determined by the Death Benefit Option selected.


DEATH BENEFIT OPTION -- One of two options that an Owner may select for the computation of Death Benefit Proceeds. Face Amount (Option A), or Face Amount Plus Policy Value (Option B).



DEATH BENEFIT PROCEEDS -- The amount payable to the Beneficiary if both Joint Insureds die while the Policy is in force. It is equal to the Death Benefit plus any death benefit under any endorsement or rider to the Policy less any Policy Debt and less unpaid Monthly Deductions if the Last Survivor of the Joint Insureds dies during a grace period.


FACE AMOUNT -- The dollar amount selected by the Owner and shown in the Policy used to compute the death benefit. It is the sum of the Basic Face Amount plus any Supplemental Face Amount.


FIXED ACCOUNT -- Part of Protective Life's General Account to or from which Policy Value may be transferred or into which Net Premiums may be allocated under a Policy.


FIXED ACCOUNT VALUE -- The Policy Value in the Fixed Account.

FUND -- A separate investment portfolio of an open-end management investment company or unit investment trust in which a Sub-Account invests.

HOME OFFICE -- 2801 Highway 280 South, Birmingham, Alabama 35223.

INITIAL FACE AMOUNT -- The Face Amount on the Policy Effective Date.

ISSUE DATE -- The date the Policy is issued.

JOINT INSUREDS -- The two persons whose lives are covered by the Policy.

LAPSE -- Termination of the Policy at the expiration of the grace period while at least one of the Joint Insureds is still living.

LAST SURVIVOR OF THE JOINT INSUREDS -- The last living Joint Insured.

LOAN ACCOUNT -- An account within Protective Life's general account to which Fixed Account Value and/or Variable Account Value is transferred as collateral for Policy loans.

MONTHLY ANNIVERSARY DAY -- The same day in each month as the Policy Effective Date.


MONTHLY DEDUCTION -- The fees and charges deducted monthly from the Fixed Account Value and/or Variable Account Value as described on the Policy Specifications Pages of the Policy.


NET PREMIUM -- A premium payment minus the applicable premium expense charges.

OWNER -- The person or persons who own and are entitled to exercise all rights provided under the Policy.

POLICY ANNIVERSARY -- The same day and month in each Policy Year as the Policy Effective Date.

POLICY DEBT -- The sum of all outstanding policy loans plus accrued interest.

POLICY EFFECTIVE DATE -- The date shown in the Policy as of which coverage under the Policy begins.

POLICY VALUE -- The sum of the Variable Account Value, the Fixed Account Value, and the Loan Account Value.

POLICY YEAR -- Each period of twelve months commencing with the Policy Effective Date and each Policy Anniversary thereafter.

SUB-ACCOUNT -- A separate division of the Variable Account established to invest in a particular Fund.

SUB-ACCOUNT VALUE -- The Policy Value in a Sub-Account.

SUPPLEMENTAL FACE AMOUNT -- The dollar amount selected by the Owner and shown in the Policy as Face Amount purchased in addition to the Basic Face Amount.

SURRENDER VALUE -- The Cash Value minus any outstanding Policy Debt.

VALUATION DAY -- Each day the New York Stock Exchange and the Home Office are open for business except for a day that a Sub-Account's corresponding Fund does not value its shares.

VALUATION PERIOD -- The period commencing with the close of regular trading on the New York Stock Exchange on any Valuation Day and ending at the close of regular trading on the New York Stock Exchange on the next succeeding Valuation Day.


VARIABLE ACCOUNT -- Protective Variable Life Separate Account, a separate investment account of Protective Life to or from which Policy Value may be transferred and into which Net Premiums may be allocated.


VARIABLE ACCOUNT VALUE -- The sum of all Sub-Account Values.

                       SUMMARY AND DIAGRAM OF THE POLICY


    THE FOLLOWING SUMMARY OF PROSPECTUS INFORMATION AND DIAGRAM OF THE POLICY SHOULD BE READ IN CONJUNCTION WITH THE DETAILED INFORMATION APPEARING ELSEWHERE IN THIS PROSPECTUS. UNLESS OTHERWISE INDICATED, THE DESCRIPTION OF THE POLICY IN THIS PROSPECTUS ASSUMES THAT THE POLICY IS IN FORCE AND THERE IS NO OUTSTANDING POLICY DEBT.


    PURPOSE OF THE POLICY. The Policy is designed to be a long-term investment providing insurance benefits. A prospective Owner should consider the Policy in conjunction with other insurance policies he or she may own, as well as their need for insurance and the Policy's long-term investment potential. It may not be advantageous to replace existing insurance coverage with the Policy. In particular, replacement should be carefully considered if the decision to replace existing coverage is based solely on a comparison of Policy illustrations (see below).


    COMPARISON WITH UNIVERSAL LIFE INSURANCE. The Policy is similar in many ways to fixed-benefit life insurance. As with fixed-benefit life insurance: the Owner of a Policy pays premiums for insurance coverage on the persons insured; the Policy provides for accumulation of Net Premiums and a Surrender Value which is payable if the Policy is surrendered during the lifetime of either of the Joint Insureds; and the Surrender Value during the early Policy Years is likely to be substantially lower than the aggregate premiums paid. However, the Policy differs from fixed-benefit life insurance in several important respects. Unlike fixed-benefit life insurance, the Death Benefit may and the Policy Value will increase or decrease to reflect the investment performance of any Sub-Accounts to which Policy Value is allocated. There is no guaranteed minimum Surrender Value except with respect to Policy Value that is allocated to the Fixed Account. If Policy Value is insufficient to pay charges due, then, after a grace period, the Policy will lapse without value. See "Policy Lapse and Reinstatement". However, Protective Life guarantees that the Policy will remain in force during the first 5 Policy Years, as long as certain requirements related to the Minimum Monthly Premium have been met. (See "Premiums -- No-Lapse Guarantee".) If a Policy lapses while loans are outstanding, certain amounts may become subject to income tax and a 10% penalty tax. (See "Tax Considerations".)



    DEATH BENEFIT OPTIONS.  Two Death Benefit options are available under the
Policy: a level death benefit ("Option A") and an variable death benefit ("Option B"). Protective Life guarantees that the Death Benefit Proceeds will never be less than the Face Amount of insurance (less any outstanding Policy Debt and past due charges) as long as sufficient premiums are paid to keep the Policy in force. The Policy provides for a Surrender Value that can be obtained by surrendering the Policy. The Policy also permits loans and withdrawals, within limits.


    ILLUSTRATIONS. Illustrations in this prospectus or illustrations used in connection with the purchase of a Policy are based on HYPOTHETICAL rates of return. THESE RATES ARE NOT GUARANTEED. They are illustrative only and SHOULD NOT BE CONSIDERED A REPRESENTATION OF PAST OR FUTURE PERFORMANCE. Actual rates of return may be higher or lower than those reflected in Policy illustrations, and therefore, actual Policy values will be different from those illustrated.

    TAX CONSIDERATIONS. Protective Life intends for the Policy to satisfy the definition of a life insurance contract under Section 7702 of the Internal Revenue Code of 1986, as amended. A Policy may be a "modified endowment contract" under federal tax law depending upon the amount of premiums paid in relation to the Death Benefit provided under the Policy. Protective Life will monitor Policies and will attempt to notify you on a timely basis if your Policy is in jeopardy of becoming a modified endowment contract. For further discussion of the tax status of a Policy and the tax consequences of being treated as a life insurance contract or a modified endowment contract, see "Tax Considerations".


    CANCELLATION PRIVILEGE. For a limited time after the Policy is issued, you have the right to cancel your Policy and receive a refund. (See "Cancellation Privilege".) In certain states, until the end of this "Cancellation Period," Protective Life reserves the right to allocate Net Premium to the Sub-Account investing in the Oppenheimer Money Fund Sub-Account or to the Fixed Account. (See "Net Premium Allocations".)

    OWNER INQUIRIES. If you have any questions, you may write or call Protective Life's Home Office at 2801 Highway 280 South, Birmingham, Alabama 35223, 1-800-265-1545.

                               DIAGRAM OF POLICY

                                 PREMIUM PAYMENTS

  - You select a payment plan but are not required to pay premiums according to the plan. You can vary the amount and frequency and can skip planned premium payments. See "Premiums" pages 18 through 19 for rules and limits.

  - The Policy's minimum initial premium and planned premium payments depend on each Joint Insured's age, sex and underwriting class, Face Amount selected, and any supplemental riders.

  - Unscheduled premium payments may be made, within limits. See page 18.

  - Under certain circumstances, extra premiums may be required to prevent lapse. See "Policy Lapse and Reinstatement" pages 19 through 20.

     DEDUCTIONS FROM PREMIUM PAYMENTS

- A premium expense charge will be deducted from each premium before allocation resulting in a "Net Premium". See page 30.

POLICY YEAR  CURRENT CHARGE  MAXIMUM CHARGE
-----------  --------------  --------------
    1-5           10%            12.5%
   6-10            5%              6%
    11+            2%             2.5%


                            ALLOCATION OF NET PREMIUM

  - You direct the allocation of Net Premium among 30 Sub-Accounts and the Fixed Account. See page 19 for rules and limits on Net Premium allocations.

  - The Sub-Accounts invest in corresponding Funds. See pages 12 through 14. Funds available are the PIC Funds, the Van Kampen Funds, the Oppenheimer Funds, the MFS Funds, the Calvert Funds and the Van Eck Funds.

  - Interest is credited on amounts allocated to the Fixed Account at a rate determined by Protective Life, but not less than an annual effective rate of 4%. See page 29 for rules and limits on Fixed Account allocations.

                           DEDUCTIONS FROM POLICY VALUE
  - Monthly Deduction includes charges for cost of insurance, administration fees, mortality and expense risk charges and charges for any supplemental rider. Monthly administration fees are currently $.06 per $1,000 of Basic Face Amount (guaranteed not to exceed $0.075 per $1,000) during Policy Years 1 through 9. This charge is not assessed after the ninth Policy Year. In addition, for the 12-month period following an increase in the Supplemental Face Amount, there is a charge based on the increase. Monthly mortality and expense risk charges are equal to .075% multiplied by the value of the assets in the Variable Account (which is equivalent to an annual rate of 0.90% of such amount) during Policy Years 1 through 10. In Policy Years 11 and thereafter the monthly mortality and expense risk charge is currently equal to .021% multiplied by the value of the assets in the Variable Account (which is equivalent to an annual rate of 0.25% of such amount) and is guaranteed not to exceed .075%. The mortality and expense risk charge is not deducted from the Fixed Account. See "Monthly Deduction" pages 30 through 32.
                              DEDUCTIONS FROM ASSETS
  - Investment advisory fees and Fund operating expenses are also deducted from the assets of each Fund.

                                   POLICY VALUE
  - Is the amount in the Sub-Accounts and in the Fixed Account credited to your Policy plus the value held in the general account to secure the Policy Debt.
  - Varies from day to day to reflect Sub-Account investment experience, interest credited on any Fixed Account allocations, charges deducted and any other Policy transactions (such as Policy loans, transfers and withdrawals). See "Calculation of Policy Value" pages 20 and 21. There is no minimum guaranteed Policy Value except with respect to amounts allocated to the Fixed Account. The Policy may lapse if the Policy Value is insufficient to cover a Monthly Deduction due. See pages 19 and 20.
  - Can be transferred between and among the Sub-Accounts and the Fixed Account. A transfer fee of $25 may apply if more than 12 transfers are made in a Policy Year. See pages 21 and 22 for rules and limits. Policy loans reduce the amount available for transfers.
  - Is the starting point for calculating certain values under a Policy, such as the Cash Value, Surrender Value, and the Death Benefit used to determine Death Benefit Proceeds.

             CASH BENEFITS                         DEATH BENEFITS
- After the first Policy Year loans may be         - Available as lump sum or under a variety
  taken for amounts up to 90% of Surrender         of settlement options.
  Value, at an effective annual interest           - The minimum Face Amount is $250,000 (Basic
  rate of 6.0% during the Policy Years 2             plus Supplemental) of which at least
  through 10 and currently 4.00% thereafter          $100,000 must be Basic. The minimum
  (4.25% guaranteed). See "Policy Loans"             Supplemental Face Amount, if any, is
  pages 23 and 24 for rules and limits.              $25,000.
- After the first policy year withdrawals          - Two Death Benefit Options are available:
  generally can be made provided there is            Option A, Level (which is equal to the
  sufficient remaining Surrender Value. A            Face Amount), and Option B, Increasing
  withdrawal charge of the lesser of $25 or          (which is equal to the Face Amount plus
  2% of the withdrawal amount requested will         Policy Value). See page 25.
  apply to each withdrawal. See "Withdrawal        - Flexibility to change the Death Benefit
  Privilege" on page 23 for rules and              Option and Face Amount. See pages 25 through
  limits.                                            27 for rules and limits.
- The Policy may be surrendered in full at         - The No-Lapse Guarantee keeps the Policy in
  any time for its Surrender Value. A                force for a 5-year period regardless of
  declining deferred sales charge is                 the sufficiency of Policy Value so long as
  assessed on surrenders during the first 12         for each month the cumulative premiums
  Policy Years. See "Surrender Charge                paid on the Policy, less any withdrawals
  (Contingent Deferred Sales Charge)"                and Policy Debt, are at least equal to the
  pages 32 and 33. As a result of the                cumulative Minimum Monthly Premium. See
  surrender charge, the Surrender Value              "No-Lapse Guarantee" page 19.
  during the early Policy Years is likely to       - Supplemental riders may be available. See
  be substantially lower than the aggregate          page 43.
  premiums paid.
- A variety of settlement options are
  available. See page 28.

                                 EXPENSE TABLE



    The Sub-Accounts invest in corresponding Funds. (See "The Funds" pages 12-15.) The current Funds available and the investment advisory fees and other expenses are as follows:


ANNUAL FUND EXPENSES
  (AFTER REIMBURSEMENT AND AS PERCENTAGE OF AVERAGE NET ASSETS)


                                                  MANAGEMENT       OTHER             TOTAL ANNUAL
                                                  (ADVISORY)   EXPENSES AFTER       FUND EXPENSES
                                                     FEES      REIMBURSEMENT    (AFTER REIMBURSEMENTS)
                                                  ----------   --------------   ----------------------
PROTECTIVE INVESTMENT COMPANY (PIC) (1)
  International Equity Fund.....................     1.10%          0.00%                1.10%
  Small Cap Value Fund..........................     0.80%          0.00%                0.80%
  Capital Growth Fund...........................     0.80%          0.00%                0.80%
  CORE-SM- U.S. Equity Fund.....................     0.80%          0.00%                0.80%
  Growth & Income Fund..........................     0.80%          0.00%                0.80%
  Global Income Fund............................     1.10%          0.00%                1.10%
VAN KAMPEN LIFE INVESTMENT TRUST
  Emerging Growth Portfolio.....................     0.67%          0.18%                0.85%
  Enterprise Portfolio..........................     0.48%          0.12%                0.60%
  Comstock Portfolio............................     0.00%          0.95%                0.95%
  Growth and Income Portfolio...................     0.43%          0.32%                0.75%
  Strategic Stock Portfolio.....................     0.24%          0.41%                0.65%
  Asset Allocation Portfolio....................     0.33%          0.27%                0.60%
MFS-REGISTERED TRADEMARK- VARIABLE INSURANCE
 TRUST-SM- (2)(3)
  New Discovery Series..........................     0.90%          0.17%                1.07%
  Emerging Growth Series........................     0.75%          0.09%                0.84%
  Research Series...............................     0.75%          0.11%                0.86%
  Growth Series.................................     0.75%          0.16%                0.91%
  Growth With Income Series.....................     0.75%          0.13%                0.88%
  Utilities Series..............................     0.75%          0.16%                0.91%
  Total Return Series...........................     0.75%          0.15%                0.90%
OPPENHEIMER VARIABLE ACCOUNT FUNDS
  Aggressive Growth Fund/VA.....................     0.66%          0.01%                0.67%
  Global Securities Fund/VA.....................     0.67%          0.02%                0.69%
  Capital Appreciation Fund/VA..................     0.68%          0.02%                0.70%
  Main Street Growth & Income Fund/VA...........     0.73%          0.05%                0.78%
  High Income Fund/VA...........................     0.74%          0.01%                0.75%
  Strategic Bond Fund/VA........................     0.74%          0.04%                0.78%
  Money Fund/VA.................................     0.45%          0.03%                0.48%
CALVERT VARIABLE SERIES, INC. (4)
  Social Small Cap Growth Portfolio.............     1.00%          0.58%                1.58%
  Social Balanced Portfolio.....................     0.70%          0.19%                0.89%
VAN ECK WORLDWIDE INSURANCE TRUST
  Worldwide Hard Assets Fund....................     1.00%          0.26%                1.26%
  Worldwide Real Estate Fund (5)................     1.00%          2.23%                3.23%


------------------------


(1) The annual expenses listed for all of the PIC Funds are net of certain reimbursements by PIC's investment manager. (See "The Funds".) Absent the reimbursements, total expenses for the period ended December 31, 1999 were:
    CORE-SM- U.S. Equity Fund 0.85%, Small Cap Value Fund 0.90%, International Equity Fund 1.33%, Growth and Income Fund 0.86%, Capital Growth Fund 0.85%, and Global Income Fund 1.29%. PIC's investment manager has voluntarily agreed to reimburse certain of each Fund's expenses in excess of its management fees. Although this reimbursement may be ended on 120 days notice to PIC, the investment manager has no present intention of doing so.



(2) MFS has agreed to bear expenses for these series, subject to reimbursement by these series, such that each series' "Other Expenses" shall not exceed 0.15% of the average daily net assets of these series during the current fiscal year. This waiver and reimbursement was in effect for the period ending December 31, 1999. The payments made by MFS on behalf of each series under this arrangement are subject to reimbursement by the series to MFS, which will be accomplished by the payment of an expense reimbursement fee by the series to MFS computed and paid monthly at a percentage of the series' average daily net assets for its then current fiscal year, with a limitation that immediately after such payment the series' "Other Expenses" will not exceed the percentage set forth above for that series. The obligation of MFS to bear a series "Other Expenses" pursuant to this arrangement, and the series' obligation to pay the reimbursement fee to MFS, terminates on the earlier of the date on which payments made by the series equal the prior payment of such reimbursable expenses by MFS, or December 31, 2004 (May 1, 2001 in the case of the New Discovery Series). MFS may, in its discretion, terminate this arrangement at an earlier date, provided that the arrangement will continue for each series until at least May 1, 2001, unless terminated with the consent of the board of trustees which oversees the series. Absent the reimbursements, total expenses for the New Discovery Series for the period ended December 31, 1999 were 2.49% reflecting "Other Expenses" of 1.59% and total expenses for the Growth Series were 1.46% reflecting "Other Expenses" of 0.71%.



(3) Each Series has an expense offset arrangement which reduces the Series' custodian based fee based on the amount of cash maintained by the Series with its custodian and dividend disbursing agent. Each Series may enter into other such arrangements and directed brokerage arrangements which would also have the effect of reducing the Series' expenses. Expenses do not take into account these expense reductions and are therefore higher than the actual expenses of the Series. Had this offset been incorporated into the reported expenses, the "Other Expenses" for the New Discovery Series would appear on the Expenses table as 0.15% and in footnote (2) as 2.47%; the "Other Expenses" for the Emerging Growth Series would appear on the Expense Table as 0.08%; the "Other Expenses" for the Research Series would appear on the Expense Table as 0.10%; the "Other Expenses" for the Growth Series would appear on the Expense Table as 0.15% and in footnote (2) as 0.70%; the "Other Expenses" for the Growth with Income Series would appear on the Expense Table as 0.12%; the "Other Expenses" for the Utilities Series would appear on the Expense Table as 0.15%; and the "Other Expenses" for the Total Return Series would appear on the Expense Table as 0.14%.



(4) The figures have been restated to reflect an increase in transfer agency expenses expected to be incurred in 2000. "Other Expenses" reflect an indirect fee. Net fund operating expenses after reductions for fees paid indirectly would be 0.86% for Social Balanced and 1.15% for Social Small Cap Growth.



(5) Van Eck Associates Corporation (the "Adviser") earned fees for investment management and advisory services. The fee is based on an annual rate of 1% of the average daily net assets. The Adviser also agreed to assume expenses exceeding 1% of average daily net assets except interest, taxes, brokerage commissions and extraordinary expenses for the period January 1, 1999 to February 28, 1999.



   Beginning March 1, 1999 through February 29, 2000, the Adviser agreed to assume expenses exceeding 1.5% of average daily net assets except interest, taxes, brokerage commissions and extraordinary expenses. For the year ended December 31, 1999 the Adviser assumed expenses in the amount of $40,036. Certain of the officers and trustees of the Trust are officers, directors or stockholders of the Adviser and Van Eck Securities Corporation. As of December 31, 1999, the Adviser owned 18.6% of the outstanding shares of beneficial interest of the Fund.



(6) The Advisor has voluntarily agreed to reimburse the Portfolios for all advisory fees in excess of certain thresholds. This agreement was in effect for the period January 1, 1999 to December 31, 1999 and will continue through the period of January 1, 2000 to December 31, 2000. There is no guarantee that the Adviser will continue the reimbursement beyond
    December 31, 2000. Absent these reimbursements, the advisory fees would have been 0.70% for the Emerging Growth Portfolio, 0.50% for the Enterprise Portfolio, 0.60% for the Comstock Portfolio, 0.60% for the Growth and Income Portfolio, 0.50% for the Strategic Stock Portfolio and 0.50% for the Asset Allocation Portfolio; the "Other Expenses" would have been 0.18% for the Emerging Growth Portfolio, 0.12% for the Enterprise Portfolio, 9.76% for the Comstock Portfolio, 0.32% for the Growth and Income Portfolio, 0.41% for the Strategic Stock Portfolio and 0.27% for the Asset Allocation Portfolio.



    The above table is intended to assist the owner in understanding the costs and expenses that he or she will bear directly or indirectly. The table reflects the investment management fees and other expenses and total expenses for each Fund for the period January 1, 1999 to December 31, 1999. For a more complete description of the various costs and expenses in the Policies see "Charges and Deductions". For more information regarding management fees please see the prospectus for each of the Funds, which accompany this prospectus.


                   GENERAL INFORMATION ABOUT PROTECTIVE LIFE,
                       THE VARIABLE ACCOUNT AND THE FUNDS

PROTECTIVE LIFE INSURANCE COMPANY


    Protective Life is a Tennessee stock life insurance company. Founded in 1907, Protective Life offers individual life and health insurance, annuities, group life and health insurance, and guaranteed investment contracts. Protective Life is currently licensed to transact life insurance business in 49 states and the District of Columbia. As of December 31, 1999, Protective Life had total assets of approximately $12.6 billion. Protective Life is the principal operating subsidiary of Protective Life Corporation ("PLC"), an insurance holding company whose stock is traded on the New York Stock Exchange. PLC, a Delaware corporation, had consolidated assets of approximately $13.0 billion at December 31, 1999.


PROTECTIVE VARIABLE LIFE SEPARATE ACCOUNT

    Protective Variable Life Separate Account is a separate investment account of Protective Life established under Tennessee law by the board of directors of Protective Life on February 22, 1995. The Variable Account is registered with the Securities and Exchange Commission ("SEC") as a unit investment trust under the Investment Company Act of 1940 (the "1940 Act") and is a "separate account" within the meaning of the federal securities laws. This registration does not involve supervision by the SEC of the management or investment policies of practices or the Variable Account.


    Protective Life owns the assets of the Variable Account. These assets are held separate from other assets and are not part of Protective Life's general account. Assets of the Variable Account equal to the reserves or other contract liabilities of the Variable Account will not be charged with liabilities that arise from any other business that Protective Life conducts. Protective Life may transfer to its general account any assets of the Variable Account which exceed the reserves and other contract liabilities of the Variable Account (which always are at least equal to the aggregate Surrender Values under the Policies). Protective Life may accumulate in the Variable Account the charge for mortality and expense risks and investment results applicable to those assets that are in excess of the reserves and other contract liabilities related to the Policies. Protective Life is obligated to pay all benefits provided under the Policies.



    The Variable Account is divided into Sub-Accounts. The income, gains or losses, whether or not realized, from the assets of each Sub-Account are credited to or charged against that Sub-Account without regard to any other income, gains or losses of Protective Life. Each Sub-Account invests exclusively in shares of a corresponding Fund. Therefore, the investment experience of your Policy depends on the experience of the Sub-Accounts you select. In the future, the Variable Account may include other Sub-Accounts that are not available under the Policies and are not otherwise discussed in this prospectus.


    Currently, thirty Sub-Accounts of the Variable Account are available under the Policies: PIC International Equity; PIC Small Cap Value; PIC Capital Growth; PIC CORE-SM- U.S. Equity; PIC Growth and

Income; PIC Global Income; Van Kampen Emerging Growth; Van Kampen Enterprise; Van Kampen Comstock; Van Kampen Growth and Income; Van Kampen Strategic Stock; Van Kampen Asset Allocation; MFS New Discovery; MFS Emerging Growth; MFS Research; MFS Growth; MFS Growth With Income; MFS Utilities; MFS Total Return; Oppenheimer Aggressive Growth; Oppenheimer Global Securities: Oppenheimer Capital Appreciation; Oppenheimer Main Street Growth & Income; Oppenheimer High Income; Oppenheimer Strategic Bond; Oppenheimer Money Fund; Calvert Social Small Cap Growth; Calvert Social Balanced; Van Eck Worldwide Hard Assets; and Van Eck Worldwide Real Estate.

THE FUNDS

    Each Sub-Account invests in a corresponding Fund. Each Fund is an investment portfolio of one of the following investment companies: Protective Investment Company (the "PIC Funds") managed by Protective Investment Advisors, Inc. and subadvised by Goldman Sachs Asset Management or Goldman Sachs Asset Management International; Van Kampen Life Investment Trust managed by Van Kampen Asset Management, Inc. (the "Van Kampen Funds"); Oppenheimer Variable Account Funds (the "Oppenheimer Funds") managed by OppenheimerFunds, Inc.;
MFS-Registered Trademark- Variable Insurance Trust-SM- (the "MFS Funds") managed by MFS Investment Management; Calvert Variable Series, Inc. (the "Calvert Funds") managed by Calvert Asset Management Company, Inc.; or Van Eck Worldwide Insurance Trust (the "Van Eck Funds") managed by Van Eck Associates Corporation. Shares of these Funds are offered only to: (1) the Variable Account, (2) other separate accounts of Protective Life supporting variable annuity contracts or variable life insurance policies, (3) separate accounts of other life insurance companies supporting variable annuity contracts or variable life insurance policies, and (4) certain qualified retirement plans. Such shares are not offered directly to investors but are available only through the purchase of such contracts or policies or through such plans. See the prospectus for each Fund for details about that Fund.

    There is no guarantee that any Fund will meet its investment objectives. Please refer to the prospectus for each of the Funds you are considering for more information.

PROTECTIVE INVESTMENT COMPANY (PIC)

    INTERNATIONAL EQUITY FUND. This Fund seeks long-term capital appreciation. This Fund will pursue its objectives by investing substantially all, and at least 65% of total assets in equity and equity-related securities of companies that are organized outside the United States or whose securities are primarily traded outside the United States.

    SMALL CAP VALUE FUND. This Fund seeks long-term capital growth. This Fund will pursue its objectives by investing, under normal circumstances, at least 65% of its total assets in equity securities of companies with public stock market capitalizations of $1 billion or less at the time of investment.

    CAPITAL GROWTH FUND. This Fund seeks long-term capital growth. The Fund will pursue its objective by investing, under normal circumstances, at least 90% of its total assets in a diversified portfolio of equity securities having long-term capital appreciation potential.


    CORE-SM- U.S. EQUITY FUND. This Fund seeks long-term growth of capital and dividend income. This Fund will pursue its objective by investing, under normal circumstances, at least 90% of its total assets in equity securities of U.S. issuers, including foreign issuers that are traded in the United States. The Fund's investments are selected using a variety of quantitative techniques and fundamental research in seeking to maximize the Fund's expected return, while maintaining risk, style, capitalization and industry characteristics similar to the S&P 500 Index.



    GROWTH AND INCOME FUND. This Fund seeks long-term growth of capital and growth of income. This Fund will pursue its objectives by investing, under normal circumstances, at least 65% of its total assets in equity securities that the investment advisor considers to have favorable prospects of capital appreciation and/or dividend paying ability.


    GLOBAL INCOME FUND. This Fund seeks high total return, emphasizing current income and, to a lesser extent, providing opportunities for capital appreciation. This Fund will pursue its objectives by investing primarily in high quality fixed-income securities of U.S. and foreign issuers and through foreign currency transactions.

VAN KAMPEN LIFE INVESTMENT TRUST


    EMERGING GROWTH PORTFOLIO  This Fund seeks capital appreciation.



    ENTERPRISE PORTFOLIO This Fund seeks capital appreciation through investment in securities believed by the investment adviser to have above average potential for capital appreciation.


    COMSTOCK PORTFOLIO This Fund seeks capital growth and income through investments in equity securities, including common stocks, preferred stocks and securities convertible into common and preferred stocks.


    GROWTH AND INCOME This Fund seeks income and long-term growth of capital and income.



    STRATEGIC STOCK PORTFOLIO This Fund seeks above average total return through a combination of potential capital appreciation and dividend income consistent with the preservation of invested capital.


    ASSET ALLOCATION PORTFOLIO This Fund seeks high total investment return consistent with prudent investment risk through a fully managed investment policy utilizing equity securities as well as investment grade intermediate and long-term debt securities and money market securities. Total investment return consists of current income (including dividends, interest and discount accruals) and capital appreciation or depreciation.

MFS-REGISTERED TRADEMARK- VARIABLE INSURANCE TRUST-SM-

    NEW DISCOVERY SERIES.  This Fund seeks to provide capital appreciation.

    EMERGING GROWTH SERIES. This Fund seeks to provide long-term growth of capital.

    RESEARCH SERIES. This Fund seeks to provide long-term growth of capital and future income.

    GROWTH SERIES. This Fund seeks long-term growth of capital and future income rather than current income by investing primarily in common stocks and related securities, such as preferred stocks, convertible securities and depositary receipts for those securities of companies the Fund's investment advisor believes offer better than average prospects for long-term growth.

    GROWTH WITH INCOME SERIES. This Fund seeks to provide reasonable current income and long-term growth of capital and income.

    UTILITIES SERIES. This Fund seeks to provide capital growth and current income above that available from a portfolio invested entirely in equity securities.

    TOTAL RETURN SERIES. This Fund seeks primarily to provide above-average income (compared to a portfolio invested entirely in equity securities) consistent with the prudent employment of capital and secondarily to provide a reasonable opportunity for growth of capital and income.

OPPENHEIMER VARIABLE ACCOUNT FUNDS


    AGGRESSIVE GROWTH FUND/VA.  This Fund seeks capital appreciation.


    GLOBAL SECURITIES FUND/VA. This Fund seeks long-term capital appreciation by investing in securities of foreign issuers, "growth-type" companies and cyclical industries.

    CAPITAL APPRECIATION FUND/VA. This Fund seeks to achieve long-term capital appreciation by investing in securities of well-known established companies.


    MAIN STREET GROWTH & INCOME FUND/VA. This Fund seeks a high total return (which includes growth in the value of its shares as well as current income) from equity and debt securities. The Fund invests mainly in common stocks of U.S. companies.



    HIGH INCOME FUND/VA. This Fund seeks a high level of current income from investment in high yield fixed-income securities.


    MONEY FUND/VA. This Fund seeks maximum current income from investments in "money market" securities consistent with low capital risk and the maintenance of liquidity. AN INVESTMENT IN THE MONEY FUND IS NOT INSURED OR GUARANTEED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENT AGENCY. ALTHOUGH THE FUND SEEKS TO PRESERVE THE VALUE OF YOUR INVESTMENT AT $1.00 PER SHARE, IT IS POSSIBLE TO LOSE MONEY BY INVESTING IN THE FUND.


    STRATEGIC BOND FUND/VA. This Fund seeks a high level of current income principally derived from interest on debt securities and seeks to enhance such income by writing covered call options on debt securities.


CALVERT VARIABLE SERIES, INC.

    SOCIAL SMALL CAP GROWTH PORTFOLIO. This Fund seeks to provide long-term capital appreciation by investing in the equity securities of companies that have small market capitalization.


    SOCIAL BALANCED PORTFOLIO. This Fund seeks to achieve a competitive total return on an actively managed, non-diversified portfolio of stocks, bonds, and money market instruments that offer income and capital growth opportunity and that satisfy the social criteria.


VAN ECK WORLDWIDE INSURANCE TRUST

    WORLDWIDE HARD ASSETS FUND. This Fund seeks long-term capital appreciation by investing primarily in "Hard Asset Securities". Hard Asset Securities are the stocks, bonds and other securities of companies that derive at least 50% of gross revenue or profit from the exploration, development, production or distribution of (together "Hard Assets"):


    (i) precious metals,



    (ii) natural resources,



   (iii) real estate; and



    (iv) commodities.


    WORLDWIDE REAL ESTATE FUND. This Fund seeks a high return by investing in equity securities of companies that own real estate or that principally do business in real estate.

    THERE IS NO ASSURANCE THAT THE STATED OBJECTIVES AND POLICIES OF ANY OF THE FUNDS WILL BE ACHIEVED.


    MORE DETAILED INFORMATION CONCERNING THE INVESTMENT OBJECTIVES, POLICIES AND RESTRICTIONS OF THE FUNDS, THE EXPENSES OF THE FUNDS, THE RISKS OF INVESTING IN THE FUNDS AND OTHER ASPECTS OF THEIR OPERATIONS CAN BE FOUND IN THE CURRENT PROSPECTUSES FOR THE FUNDS, WHICH ACCOMPANY THIS PROSPECTUS, AND THE CURRENT STATEMENT OF ADDITIONAL INFORMATION FOR EACH OF THE FUNDS. THE FUNDS' PROSPECTUSES SHOULD BE READ CAREFULLY BEFORE ANY DECISION IS MADE CONCERNING THE ALLOCATION OF NET PREMIUMS OR TRANSFERS AMONG THE SUB-ACCOUNTS.



    Certain Funds may have investment objectives and policies similar to other mutual funds (sometimes having similar names) that are managed by the same investment adviser or manager. The investment results of the Funds, however, may be more or less favorable than the results of such other mutual funds.

Protective Life does not guarantee or make any representation that the investment results of any Fund is, or will be, comparable to any other mutual fund, even one with the same investment adviser or manager.


OTHER INFORMATION ABOUT THE FUNDS

    Each Fund sells its shares to the Variable Account under a participation agreement between the appropriate investment company and Protective Life. The termination provisions of these agreements vary. The Variable Account would not be able to purchase additional shares of a Fund if the participation agreement relating to the Fund terminates. Owners would not be able to allocate assets in the Variable Account or premiums to Sub-Accounts investing in that Fund. In certain circumstances, it is also possible that a Fund may refuse to sell its shares to the Variable Account despite the fact that the participation agreement relating to that Fund has not been terminated. Should a Fund decide to discontinue selling its shares to the Variable Account, Protective Life would not be able to honor requests from Owners to allocate premiums or transfer Account Value to the Sub-Account investing in shares of that Fund.


    Protective Life has entered into agreements with the investment managers or advisers of the Funds pursuant to which each such investment manager or adviser pays Protective Life a servicing fee based upon an annual percentage of the average daily net assets invested by the Variable Account (and other separate accounts of Protective Life and its affiliates) in the Funds managed by that manager or adviser. These fees are in consideration for the administrative services provided to the Funds by Protective Life and its affiliates. Payments of fees by managers or advisers under these agreements do not increase the fees or expenses the Funds or their shareholders pay.


OTHER INVESTORS IN THE FUNDS

    PIC currently sells shares of its Funds only to Protective Life as the underlying investment for the Variable Account as well as for variable annuity contracts issued through Protective Life and its subsidiary Protective Life and Annuity Insurance Company. PIC may in the future sell shares of its Funds to other separate accounts of Protective Life or its life insurance company affiliates supporting other variable annuity contracts or variable life insurance policies. In addition, upon obtaining regulatory approval, PIC may sell shares to certain retirement plans qualifying under Section 401 of the Code. Protective Life currently does not forsee any disadvantages to Owners that would arise from the possible sale of shares to support its variable annuity contracts or those of its affiliates or from the possible sale of shares to such retirement plans. However, the board of directors of PIC will monitor events in order to identify any material irreconcilable conflicts that might possibly arise if such shares were also offered to support variable life insurance policies other than the Policies or variable annuity contracts or to retirement plans. In event of such a conflict, the board of directors would determine what action, if any, should be taken in response to the conflict. In addition, if Protective Life believes that PIC's response to any such conflicts does not provide enough protection for Owners, it will take appropriate action on its own, including withdrawing the Variable Account's investment in the Fund. (See the PIC prospectus for more detail.)

    Shares of the Van Kampen Funds, Oppenheimer Funds, MFS Funds, Calvert Funds and Van Eck Funds are sold to separate accounts of insurance companies, which may or may not be affiliated with Protective Life or each other, a practice known as "shared funding." They may also be sold to separate accounts to serve as the underlying investment for both variable annuity contracts and variable life insurance policies, a practice known as "mixed funding." Shares of some of these Funds may also be sold to certain qualified pension and retirement plans. As a result, there is a possibility that a material conflict may arise among and between the interests of Policy Owners and other of the Fund's various investors. In the event of any such material conflicts, Protective Life will consider what action may be appropriate, including removing the Fund from the Variable Account or replacing the Fund with another fund. As is the case with PIC, the board of directors (or trustees) of each of the Van Kampen Funds, Oppenheimer Funds, MFS Funds, Calvert Funds and Van Eck Funds monitors events related to their Funds to identify possible material irreconcilable conflicts among and between the interests of the Fund's various investors. There are certain risks associated with mixed and shared funding and with the sale of shares to qualified pension and retirement plans, as disclosed in each Fund's prospectus.

ADDITION, DELETION OR SUBSTITUTION OF INVESTMENTS

    Protective Life may make additions to, deletions from, or substitutions for the shares that are held in or purchased by the Variable Account. If the shares of a Fund are no longer available for investment or further investment in any Fund should become inappropriate in view of the purposes of the Variable Account, Protective Life may redeem the shares of that Fund and substitute shares of another Fund. Protective Life will not substitute any shares without notice and any necessary approval of the SEC and state insurance authorities.

    Protective Life also reserves the right to establish additional Sub-Accounts of the Variable Account, which would each invest in shares corresponding to a new Fund. Subject to applicable law and any required SEC approval, Protective Life may establish new Sub-Accounts or eliminate one or more Sub-Accounts if marketing needs, tax considerations or investment conditions warrant. Any new Sub-Accounts may be made available to existing Owner(s).

    If any of these substitutions or changes are made, Protective Life may by appropriate endorsement change the Policy to reflect the substitution or other change. If Protective Life deems it to be in the best interest of Owner(s), the Variable Account may be operated as a management investment company under the 1940 Act, it may be deregistered under that Act if registration is no longer required, or it may be combined with other Protective Life separate accounts. Protective Life may make any changes to the Variable Account required by the 1940 Act or other applicable law or regulation.

VOTING RIGHTS

    Protective Life is the legal owner of Fund shares held by the Sub-Accounts and has the right to vote on all matters submitted to shareholders of the Funds. However, in accordance with applicable law, Protective Life will vote shares held in the Sub-Accounts at meetings of shareholders of the Funds in accordance with instructions received from Owners with Policy Value in the Sub-Accounts. Should Protective Life determine that it is permitted to vote such shares in its own right, it may elect to do so.

    Protective Life will send Owners voting instruction forms and other voting materials (such as Fund proxy statements, reports and other proxy materials) prior to shareholders meetings. The number of votes as to which an Owner may give instructions is calculated separately for each Sub-Account and may include fractional votes.

    An Owner holds a voting interest in each Sub-Account to which Variable Policy Value is allocated under his or her Policy. Owners only have voting interests while a Joint Insured is alive. The number of votes for which an Owner may give instructions is based on the Owner's percentage interest of a Sub-Account determined as of the date established by the Fund for determining shareholders eligible to vote at the relevant meeting of that Fund.

    Shares as to which no timely instructions are received and shares held directly by Protective Life are voted by Protective Life in proportion to the voting instructions that are received with respect to all Policies participating in a Sub-Account. Voting instructions to abstain on any item are applied to reduce the votes eligible to be cast on that item.

    Protective Life may, if required by state insurance officials, disregard Owner voting instructions if such instructions would require shares to be voted so as to cause a change in sub-classification or investment objectives of one or more of the Funds, or to approve or disapprove the investment management agreement or an investment advisory agreement. In addition, Protective Life may under certain circumstances disregard voting instructions that would require changes in the investment management agreement, investment manager, an investment advisory agreement or an investment adviser of one or more of the Funds, provided that Protective Life reasonably disapproves of such changes in accordance with applicable regulations under the 1940 Act. If Protective Life ever disregards voting instructions, Owners will be advised of that action and of the reasons for such action in the next semiannual report.

                                   THE POLICY

PARTIES TO THE POLICY


    OWNER The Owner is the person or persons who own the Policy and are entitled to exercise all rights provided under the Policy. Joint Insureds are the Owners unless a different person or persons are named as Owner in the application. All Owners must authorize the exercise of any right under the Policy. A change in the Owner(s) may have adverse tax consequences. (See "Tax Considerations".)


    JOINT INSUREDS The Joint Insureds are the two persons whose lives are covered by the Policy.

    BENEFICIARY The Beneficiary is the person or persons who may receive the benefits of this Policy upon the death of the Last Survivor of the Joint Insureds.

    If no Beneficiary designation is in effect or if no Beneficiary is living at the time of the Last Survivor of the Joint Insureds' death, the Owner will be the Beneficiary or, if the Owner is no longer living, the estate of the Owner will be the Beneficiary.

PURCHASING A POLICY


    To purchase a Policy, a prospective Owner must submit a completed application and at least the minimum initial premium payment through a licensed representative of Protective Life who is also a registered representative of a broker-dealer having a distribution agreement with Investment
Distributors, Inc. ("IDI"). (See "Premiums".) Protective Life requires satisfactory evidence of the insurability, which may include a medical examination of the Joint Insureds. Generally, Protective Life will issue a Policy covering Insureds up to age 85 if evidence of insurability satisfies Protective Life's underwriting rules. Acceptance of an application depends on Protective Life's underwriting rules, and Protective Life may reject an application for any reason. With the consent of the Owner, a Policy may be issued on a basis other than that applied for (I.E., on a higher premium class basis due to increased risk factors). A POLICY IS ISSUED AFTER PROTECTIVE LIFE APPROVES THE APPLICATION. PREMIUM IS NOT A REQUIREMENT TO ISSUE A POLICY. PREMIUM MAY BE COLLECTED AT THE TIME OF POLICY DELIVERY.


    Insurance coverage under a Policy begins on the Policy Effective Date. Temporary life insurance coverage also may be provided under the terms of a temporary insurance agreement. Under such agreements, the total amount of insurance which may become effective prior to delivery of the Policy may not exceed $500,000 (including the amount of any life insurance and accidental death benefits then in force or applied for with the Company) and may not be in effect for more than 90 days.

    In order to obtain a more favorable Issue Age, Protective Life may permit the Owner to "backdate" a Policy by electing a Policy Effective Date up to six months prior to the date of the original application. Charges for the Monthly Deduction for the backdated period are deducted as of the Policy Effective Date and the calculation of the No-Lapse Guarantee will include the Minimum Monthly Premium for the backdated period.

CANCELLATION PRIVILEGE

    You may cancel your Policy for a refund during the Cancellation Period by returning it to Protective Life's Home Office or to the sales representative who sold it along with a written cancellation request. The Cancellation Period is determined by the law of the state in which the application is signed and is shown in your Policy. In most states it expires at the latest of


    (1) 10 days after you receive your Policy,

    (2) 45 days after you sign your application, or


    (3) 10 days after Protective Life mails or delivers a Notice of Right of Withdrawal.


    Return of the Policy by mail is effective upon receipt by Protective Life. We will treat the Policy as if it had never been issued. Within seven calendar days after receiving the returned Policy, Protective Life will refund the sum of

    (1) the difference between premiums paid and amounts allocated to the Fixed Account or the Variable Account,

    (2) Fixed Account Value determined as of the date the returned Policy is received, and

    (3) Variable Account Value determined as of the date the returned Policy is received.

    This amount may be more or less than the aggregate premiums paid. In states where required, Protective Life will refund premiums paid.

PREMIUMS

    MINIMUM INITIAL PREMIUM. The minimum initial premium required depends on a number of factors, including the age, sex and rate class of each proposed Joint Insured, the Initial Face Amount requested by the applicant, any supplemental riders requested by the applicant and the planned periodic premiums that the applicant selects. See "Planned Periodic Premiums," below. Consult your sales representative for information about the initial premium required for the coverage you desire.


    PLANNED PERIODIC PREMIUMS. In the application the Owner selects a plan for paying level premiums at specified intervals (e.g., quarterly, semi-annually or annually). At the Owner's election, we will also arrange for payment of planned periodic premiums on a monthly basis (on any day except the 29th, 30th, or 31st of a month) under a pre-authorized payment arrangement. You are not required to pay premiums in accordance with these plans. You can pay more or less than planned or skip a planned periodic premium entirely. (See, however, "Policy Lapse and Reinstatement".) Subject to the limits described below, you can change the amount and frequency of planned periodic premiums at any time by written notice to Protective Life at the Home Office.


    Unless you have arranged to pay planned periodic premiums by pre-authorized payment arrangement or have otherwise requested, you will be sent reminder notices for planned periodic premiums.

    UNSCHEDULED PREMIUMS. Subject to the limitations described below, additional unscheduled premiums may be paid in any amount and at any time. By written notice to Protective Life at the Home Office, the Owner may specify that all unscheduled premiums are to be applied as repayments of Policy Debt, if any.

    PREMIUM LIMITATIONS. Premiums may be paid by any method acceptable to Protective Life. If by check, the check must be from an Owner (or the Owner's designee other than a sales representative), payable to Protective Life Insurance Company, and be dated prior to its receipt at the Home Office.


    Additional limitations apply to premiums. Premium payments must be at least $150 ($50 if paid monthly by a pre-authorized payment arrangement) and must be remitted to the Home Office. (See "Net Premium Allocations".) Protective Life also reserves the right to limit the amount of any premium payment. In addition, at any point in time aggregate premiums paid under a Policy may not exceed guideline premium payment limitations for life insurance policies set forth in the Internal Revenue Code. Protective Life will immediately refund any portion of any premium payment that is determined to be in excess of the limits established by law to qualify a Policy as a contract for life insurance. Protective Life will monitor Policies and will attempt to notify the Owner on a timely basis if his or her Policy is in jeopardy of becoming a modified endowment contract under the Internal Revenue Code. (See "Tax Considerations".)

    NO-LAPSE GUARANTEE. In return for paying the Minimum Monthly Premium specified in the Policy or an amount equivalent thereto by the Monthly Anniversary Day, Protective Life guarantees that a Policy and its associated riders and endorsements will remain in force. This provision remains in effect during the first 5 Policy Years regardless of the Policy Value, if, for each month that the Policy has been in force since the Policy Effective Date, the total premiums paid less any withdrawals and Policy Debt is greater than or equal to the Minimum Monthly Premium (shown in the Policy) multiplied by the number of complete policy months since the Policy Effective Date, including the current policy month. The Minimum Monthly Premium is calculated for each Policy based on the age, sex and rate class of each Joint Insured, the requested Face Amount and any supplemental riders. We will NOT notify you in the event the No-Lapse Guarantee is no longer in effect.


    If you increase your Policy's Face Amount or change benefits while the No-Lapse Guarantee is in effect, Protective Life will NOT EXTEND the period of this guarantee. The guarantee period is based on the Policy Effective Date. However, upon an increase in Face Amount, Protective Life will recalculate the Minimum Monthly Premium, which will generally also increase. Any other change in the benefits provided under this Policy or its riders which is made after the Policy Effective Date and during the period of the No-Lapse Guarantee also may result in a change to the Minimum Monthly Premium. Protective Life will notify you of any change in the Minimum Monthly Premium and will amend your Policy to reflect the change.

    PREMIUM PAYMENTS UPON INCREASE IN FACE AMOUNT. Depending on the Policy Value at the time of an increase in the Face Amount and the amount of the increase requested, an additional premium payment may be necessary or a change in the amount of planned periodic premiums may be advisable. (See "Death Benefit Proceeds".) You will be notified if a premium payment is necessary or a change appropriate.

NET PREMIUM ALLOCATIONS

    Owners must indicate in the application how Net Premiums are to be allocated to the Sub-Accounts and/or to the Fixed Account. These allocation instructions apply to both initial and subsequent Net Premiums. Owners may change the allocation instructions in effect at any time by written notice to Protective Life at the Home Office. Whole percentages must be used. The sum of allocations to the Sub-Accounts and the Fixed Account must be equal to 100% of any Net Premiums. Protective Life reserves the right to establish (i) a limitation on the number of Sub-Accounts to which Net Premiums may be allocated and/or (ii) a minimum allocation requirement for the Sub-Accounts and the Fixed Account.

    For Policies issued in states where, upon cancellation during the Cancellation Period, Protective Life returns at least your premiums, Protective Life reserves the right to allocate your initial Net Premium (and any subsequent Net Premiums paid during the Cancellation Period) to the Oppenheimer Money Fund Sub-Account or the Fixed Account until the expiration of the number of days in the Cancellation Period plus 6 days starting from the date that the Policy is mailed from the Home Office. Thereafter, the Policy Value in the Oppenheimer Money Fund Sub-Account or the Fixed Account and all Net Premiums will be allocated according to your allocation instructions then in effect.

    Planned periodic premiums and unscheduled premiums not requiring additional underwriting will be credited to the Policy and the Net Premiums will be invested as requested on the Valuation Date they are received by the Home Office. However, any premium paid in connection with an increase in Face Amount will be allocated to the Fixed Account until underwriting has been completed. When approved, the Policy Value in the Fixed Account attributable to the resulting Net Premium will be reallocated in accordance to your allocation instructions then in effect. If an additional premium payment is rejected, Protective Life will return the premium immediately, without any adjustment for investment experience.

    Unless designated by the Owner as a loan repayment, premiums received from Owners (other than planned periodic premiums) are treated as unscheduled premiums.

POLICY LAPSE AND REINSTATEMENT

    LAPSE. Unlike a conventional life insurance policy, failure to pay planned periodic premiums will not necessarily cause a Policy to lapse. Conversely, paying all planned periodic premiums will not necessarily prevent a Policy from lapsing. Except when the No-Lapse Guarantee is in effect, a Policy will lapse if its Surrender Value is insufficient to cover the Monthly Deduction on the Monthly Anniversary Day. (See "Monthly Deduction".)



    If the Surrender Value on a Monthly Anniversary Day is less than the amount of the Monthly Deduction due on that date and the No-Lapse Guarantee is not in effect, the Policy will be in default and a grace period will begin. This could happen if investment experience has been sufficiently unfavorable that it has resulted in a decrease in Surrender Value or the Surrender Value has decreased because you have not paid sufficient Net Premiums to offset prior Monthly Deductions.



    In the event of a Policy default, the Owner has a 61-day grace period to make a payment of Net Premium at least sufficient to cover the current and past-due Monthly Deductions. Protective Life will send to the Owner, at the last known address and the last known address of any assignee of record, notice of the premium required to prevent lapse. The grace period will begin when the notice is sent. A Policy will remain in effect during the grace period. If the Last Survivor of the Joint Insureds should die during the grace period, the Death Benefit Proceeds payable to the beneficiary will reflect a reduction for the Monthly Deductions due on or before the date of the Last Survivor of the Joint Insureds' death as well as any unpaid Policy Debt. (See "Death Benefit Proceeds".) Unless the premium stated in the notice is paid before the grace period ends, the Policy will lapse.


    REINSTATEMENT. An Owner may reinstate a Policy within 5 years of its lapse provided that: (1) a request for reinstatement is made by written notice received by Protective Life at the Home Office, (2) one of the Joint Insureds is still living, (3) the Owner pays Net Premiums equal to (a) all Monthly Deductions that were due but unpaid during the grace period, and (b) which are at least sufficient to keep the reinstated Policy in force for three months,
(4) Protective Life is provided with satisfactory evidence of insurability,
(5) the Owner repays or reinstates any Policy Debt which existed at the end of the grace period and (6) the Policy has not been surrendered. The "Approval Date" of a reinstated Policy is the date that Protective Life approves the Owner's request for reinstatement and requirements 1-6 above have been met.

                          CALCULATION OF POLICY VALUES

VARIABLE ACCOUNT VALUE


    THE VARIABLE ACCOUNT VALUE REFLECTS THE INVESTMENT EXPERIENCE OF THE SUB-ACCOUNTS TO WHICH IT IS ALLOCATED, ANY PREMIUMS ALLOCATED TO THE SUB-ACCOUNTS, TRANSFERS IN OR OUT OF THE SUB-ACCOUNTS, ANY WITHDRAWALS OF VARIABLE ACCOUNT VALUE, ANY SURRENDER CHARGES DEDUCTED AND MONTHLY DEDUCTIONS. THERE IS NO GUARANTEED MINIMUM VARIABLE ACCOUNT VALUE. A POLICY'S VARIABLE ACCOUNT VALUE THEREFORE DEPENDS UPON A NUMBER OF FACTORS. THE VARIABLE ACCOUNT VALUE FOR A POLICY AT ANY TIME IS THE SUM OF THE SUB-ACCOUNT VALUES FOR THE POLICY ON THE VALUATION DAY MOST RECENTLY COMPLETED.


    DETERMINATION OF UNITS. For each Sub-Account, the Net Premium(s) or Policy Value transferred are converted into units. The number of units credited is determined by dividing the dollar amount directed to each Sub-Account by the value of the unit for that Sub-Account for the Valuation Day on which the Net Premium(s) or transferred amount is invested in the Sub-Account. Therefore, Net Premiums allocated to or amounts transferred to a Sub-Account under a Policy increase the number of units of that Sub-Account credited to the Policy.

    DETERMINATION OF UNIT VALUE. The unit value at the end of every Valuation Day is the unit value at the end of the previous Valuation Day times the net investment factor, as described below. The Sub-Account Value for a Policy is determined on any day by multiplying the number of units attributable to the Policy in that Sub-Account by the unit value for that Sub-Account on that day.

    NET INVESTMENT FACTOR. The net investment factor is an index applied to measure the investment performance of a Sub-Account from one Valuation Period to the next. Each Sub-Account has a net investment factor for each Valuation Period which may be greater or less than one. Therefore, the value of a unit may increase or decrease. The net investment factor for any Sub-Account for any Valuation Period is determined by dividing
(1) by (2), where:

(1) is the result of:

        a. the net asset value per share of the Fund held in the Sub-Account, determined at the end of the current Valuation Period; plus

        b. the per share amount of any dividend or capital gain distributions made by the Fund to the Sub-Account, if the "ex-dividend" date occurs during the current Valuation Period; plus or minus

        c. a per share charge or credit for any taxes reserved for, which is determined by Protective Life to have resulted from the operations of the Sub-Account.

(2) is the net asset value per share of the Fund held in the Sub-Account, determined at the end of the last prior Valuation Period.

FIXED ACCOUNT VALUE

    The Fixed Account Value under a Policy at any time is equal to: (1) the Net Premium(s) allocated to the Fixed Account, plus (2) amounts transferred to the Fixed Account, plus (3) interest credited to the Fixed Account, less
(4) transfers from the Fixed Account (including any transfer fees deducted), less (5) withdrawals from the Fixed Account (including any withdrawal charges deducted), less (6) surrender charges deducted in the event of a decrease in Face Amount, less (7) Monthly Deductions. See "The Fixed Account," for a discussion of how interest is credited to the Fixed Account.

                                POLICY BENEFITS

TRANSFERS OF POLICY VALUES


    GENERAL. Upon receipt of written notice to Protective Life at the Home Office at any time on or after the later of the following: (1) thirty days after the Policy Effective Date, or (2) six days after the expiration of the Cancellation Period, you may transfer the Fixed Account Value or any Policy Value in a Sub-Account to other Sub-Accounts or the Fixed Account, subject to certain restrictions. Transfers (including telephone transfers -- described below) are processed as of the date a request is received at the Home Office. Protective Life may, however defer transfers under the same conditions that payment of Death Benefit Proceeds, withdrawals and surrenders may be delayed. See "Suspension or Delay of Payments". The minimum amount that may be transferred is the lesser of $100 or the entire amount in any Sub-Account or the Fixed Account from which the transfer is made. If, after the transfer, the amount remaining in a Sub-Account(s) or the Fixed Account would be less than $100, Protective Life reserves the right to transfer the entire amount instead of the requested amount. Protective Life reserves the right to limit the maximum amount which may be transferred from the Fixed Account in any Policy Year. This maximum is currently the greater of $2,500 or 25% of the Fixed Account Value.


    Protective Life reserves the right to limit transfers to 12 per Policy Year. For each additional transfer over 12 in any Policy Year, Protective Life reserves the right to charge a transfer fee. The transfer fee, if any, is deducted from the amount being transferred. (See "Transfer Fee".)

    TELEPHONE TRANSFERS. Transfers may be made upon instructions given by telephone, provided the appropriate election has been made on the application or written authorization is provided.

    Protective Life will confirm all transfer instructions communicated by telephone. For telephone transfers we require a form of personal identification prior to acting on instructions received by telephone. We also make a tape-recording of the instructions given by telephone. If we follow these procedures we are not liable for any losses due to unauthorized or fraudulent instructions. Protective Life reserves the right to suspend telephone transfer privileges at any time for any class of Policies.

    RESERVATION OF RIGHTS. Protective Life reserves the right without prior notice to modify, restrict, suspend or eliminate the transfer privileges (including telephone transfers) at any time, for any class of Policies, for any reason. In particular, we reserve the right not to honor transfer requests by a third party holding a power of attorney from an Owner where that third party requests simultaneous transfers on behalf of the Owners of two or more Policies.


    DOLLAR-COST AVERAGING. If you elect at the time of application or at any time thereafter by written notice to Protective Life at the Home Office, you may systematically and automatically transfer, on a monthly or quarterly basis, specified dollar amounts from or to the Fixed Account or any of the Sub-Account(s). This is known as the dollar-cost averaging method of investment. By transferring on a regularly scheduled basis as opposed to allocating the total amount at one particular time, an Owner may be less susceptible to the impact of market fluctuations in Sub-Account unit values. Protective Life, however, makes no guarantee that the dollar-cost averaging method will result in a profit or protect against loss.


    To elect dollar-cost averaging, Policy Value in the source Sub-Account or the Fixed Account Value must be at least $5,000 at the time of election. Automatic transfers for dollar-cost averaging are subject to all transfer restrictions other than the maximum transfer amount from the Fixed Account restriction. You may elect dollar cost averaging for periods of at least 12 months but no longer than 48 months. At least $100 must be transferred each month or $300 each quarter. Dollar-cost averaging transfers may commence on any day of the month that you request following six days after the end of the Cancellation Period, except the 29th, 30th, or 31st. If no day is selected, transfers will occur on the Monthly Anniversary Day.

    Once elected, Protective Life will continue to process dollar-cost averaging transfers until the earlier of the following: (1) the number of designated transfers has been completed, or (2) the Policy Value in the source Sub-Account or the Fixed Account is depleted, (3) the Owner, by written notice received by Protective Life at the Home Office, instructs Protective Life to cease the automatic transfers, (4) a grace period begins under the Policy, or (5) the maximum amount of Policy Value has been transferred under a dollar-cost averaging election.

    Automatic transfers made to facilitate dollar-cost averaging will not count toward the 12 transfers permitted each Policy Year if Protective Life elects to limit the number of transfers or impose the transfer fee. Protective Life reserves the right to discontinue offering automatic dollar-cost averaging transfers upon 30 days' written notice to the Owner.


    PORTFOLIO REBALANCING. At the time of application or at any time thereafter by written notice to Protective Life, you may instruct Protective Life to automatically transfer, on a quarterly, semi-annual or annual basis, your Variable Account Value among specified Sub-Accounts to achieve a particular percentage allocation of Variable Account Value among such Sub-Accounts ("Portfolio Rebalancing"). Such percentage allocations must be in whole numbers and must allocate amounts only among the Sub-Accounts. No amounts will be transferred to the Fixed Account as part of Portfolio Rebalancing. A minimum Variable Account Value of $100 is required for Portfolio Rebalancing. Unless you instruct otherwise when electing rebalancing, the percentage allocation of your Variable Account Value for Portfolio Rebalancing will be based on your premium allocation instructions in effect at the time of rebalancing. Any allocation instructions that you give us that differ from your then current Net Premium allocation instructions will be deemed to be a request to change your Net Premium allocation. Portfolio Rebalancing may commence on any day of the month that you request following six days after the end of the Cancellation Period except the 29th, 30th or 31st. If no day is selected, rebalancing will occur on each applicable Monthly Anniversary Day.



    Once elected, Portfolio Rebalancing begins on the first quarterly, semi-annual or annual anniversary following election. You may change or terminate Portfolio Rebalancing by written instruction received by Protective Life at the Home Office, or by telephone if you have previously authorized us to take telephone instructions. If Protective Life elects to limit the number of transfers or impose the transfer fee, Portfolio Rebalancing transfers will not count as one of the 12 free transfers available during any Policy Year. Protective Life reserves the right to assess a processing fee for this service or to discontinue Portfolio Rebalancing upon 30 days' written notice to the Owner.


SURRENDER PRIVILEGE


    At any time while the Policy is still in force and while either of the Joint Insureds is still living and the Policy is still in force, you may surrender your Policy for its Surrender Value. Surrender Value is determined as of the end of the Valuation Period during which the written notice requesting the surrender, the Policy and any other required documents are received by Protective Life at the Home Office. A Surrender Charge may apply. (See "Surrender Charges".) The Surrender Value is paid in a lump sum unless the Owner requests payment under a settlement option. (See "Settlement Options".) Payment is generally made within seven calendar days. (See "Suspension or Delay of Payments" and "Payments from the Fixed Account".) A Policy which terminates upon surrender cannot later be reinstated.


WITHDRAWAL PRIVILEGE


    At any time after the first Policy Year, an Owner, by written notice received at the Home Office, may make a withdrawal of Surrender Value of not less than $500. Protective Life will withdraw the amount requested, plus a withdrawal charge, from Policy Value as of the end of the Valuation Period during which the written request is received. (See "Withdrawal Charge".)



    The Owner may specify the amount of the withdrawal to be made from any Sub-Account or the Fixed Account. If the Owner does not so specify, or if the Sub-Account Value or Fixed Account Value is insufficient to carry out the request, the withdrawal from each Sub-Account and the Fixed Account is based on the proportion that such Sub-Account Value(s) and Fixed Account Value bears to the total unloaned Policy Value on the Valuation Day immediately prior to the Withdrawal. Payment is generally made within seven calendar days. (See "Suspension or Delay of Payments" and "Payments from the Fixed Account".)


    If Death Benefit Option A is in effect, Protective Life reserves the right to reduce the Face Amount by the withdrawn amount. Protective Life may reject a withdrawal request if the withdrawal would reduce the Face Amount below the minimum amount for which the Policy would be issued under Protective Life's then-current rules, or if the withdrawal would cause the Policy to fail to qualify as a life insurance contract under applicable tax laws, as interpreted by Protective Life. If the Face Amount at the time of the withdrawal includes increases from the Initial Face Amount and the withdrawal requires a decrease of Face Amount, the reduction is made first from the most recent increase, then from prior increases, if any, in reverse order of their being made and finally from the Initial Face Amount.

POLICY LOANS


    GENERAL. After the first Policy Anniversary and while either of the Joint Insureds is still living, an Owner may borrow from Protective Life using the Policy as the security for the loan. Policy loans must be requested by written notice received at the Home Office. The minimum amount of any loan is $500. The maximum amount that an Owner may borrow is an amount equal to 90% of the Policy's Surrender Value on the date that the loan request is received. Outstanding Policy loans therefore reduce the amount available for new Policy loans. Loan proceeds generally are mailed within seven calendar days of the loan being approved. (See "Suspension or Delay of Payments" and "Payments from the Fixed Account".)


    LOAN COLLATERAL. When a Policy loan is made, an amount equal to the loan is transferred out of the Sub-Accounts and the Fixed Account and into a Loan Account established for the Policy. Like the Fixed Account, a Policy's Loan Account is part of Protective Life's General Account and amounts therein earn interest as credited by Protective Life from time to time. Because Loan Account values are part of Policy

Value, a loan will have no immediate effect on the Policy Value. In contrast, Surrender Value (including, as applicable, Variable Account Value and Fixed Account Value) under a Policy is reduced immediately by the amount transferred to the Loan Account. The Owner can specify the Sub-Accounts and the Fixed Account from which collateral is transferred to the Loan Account. If no allocation is specified, collateral is transferred from each Sub-Account and from the Fixed Account in the same proportion that the value in each Sub-Account and the Fixed Account bears to the total unloaned Policy Value on the date that the loan is made.

    On each Policy Anniversary, an amount of Policy Value equal to any due and unpaid loan interest (explained below), is also transferred to the Loan Account. Such interest is transferred from each Sub-Account and the Fixed Account in the same proportion that each Sub-Account Value and the Fixed Account Value bears to the total unloaned Policy Value.

    LOAN REPAYMENT. You may repay all or part of your Policy Debt (the amount borrowed plus unpaid interest) at any time while either of the Joint Insureds is living and the Policy is in force. Loan repayments must be sent to the Home Office and are credited as of the date received. The Owner may specify in writing that any unscheduled premiums paid while a loan is outstanding be applied as loan repayments. (Loan repayments, unlike unscheduled premium payments, are not subject to the premium expense charge.) When a loan repayment is made, Policy Value in the Loan Account in an amount equal to the repayment is transferred from the Loan Account to the Sub-Accounts and the Fixed Account. Thus, a loan repayment will have no immediate effect on the Policy Value, but the Surrender Value (including, as applicable, Variable Account Value and Fixed Account Value) under a Policy is increased immediately by the amount transferred from the Loan Account. Unless specified otherwise by the Owner(s), amounts are transferred to the Sub-Accounts and the Fixed Account in the same proportion that Net Premiums are allocated.


    INTEREST. During Policy Years 2 through 10, Protective Life will charge interest daily on any outstanding loan at an effective annual rate of 6.0%. During Policy Years 11 and thereafter, Protective Life currently charges interest daily on any outstanding loan at an effective annual rate of 4.0% (with a maximum guaranteed rate of 4.25%). Interest is due and payable at the end of each Policy Year while a loan is outstanding. We will notify you of the amount due. If interest is not paid when due, the amount of the interest is added to the loan and becomes part of the Policy Debt.


    The Loan Account is credited with interest at an effective annual rate of not less than 4%. Thus, the net cost of a loan is 2.0% per year during Policy Years 2 through 10, and currently 0.00% thereafter (the difference between the rate of interest charged on Policy loans and the amount credited on the equivalent amount held in the Loan Account). Protective Life determines the rate of interest to be credited to the Loan Account in advance of each calendar year. The rate, once determined, is applied to the calendar year which follows the date of determination. On each Policy Anniversary, the interest earned on the Loan Account since the previous Policy Anniversary is transferred to the Sub-Accounts and to the Fixed Account. The interest is transferred and allocated to the Sub-Accounts and the Fixed Account in the same proportion that Net Premiums are allocated.

    NON-PAYMENT OF POLICY LOAN. If the Last Survivor of the Joint Insureds dies while a loan is outstanding, the Policy Debt is deducted from the Death Benefit in calculating the Death Benefit Proceeds.

    If the Loan Account Value exceeds the Cash Value (I.E., the Surrender Value becomes zero) on any Valuation Date, the Policy may be in default. If this occurs, you, and any assignee of record, will be sent notice of the default. You will have a 31-day grace period to submit a sufficient payment to avoid a lapse (I.E., termination) of the Policy. The notice will specify the amount that must be repaid to prevent lapse.


    EFFECT OF A POLICY LOAN. A loan, whether or not repaid, has a permanent effect on the Death Benefit and Policy Values because the investment results of the Sub-Accounts and current interest rates credited on Fixed Account Value do not apply to Policy Value in the Loan Account. The larger the loan and longer the loan is outstanding, the greater will be the effect of Policy Value held as collateral in the Loan Account.

(See "No Lapse Guarantee".) Depending on the investment results of the Sub-Accounts or credited interest rates for the Fixed Account while the loan is outstanding, the effect could be favorable or unfavorable. Policy loans also may increase the potential for Lapse if investment results of the Sub-Accounts to which Surrender Value is allocated is unfavorable. If a Policy lapses with loans outstanding, certain amounts may be subject to income tax. In addition, if your Policy is a "modified endowment contract," loans may be currently taxable and subject to a 10% penalty tax. See "Tax Considerations," for a discussion of the tax treatment of Policy loans.

DEATH BENEFIT PROCEEDS

    As long as the Policy remains in force, Protective Life will pay the Death Benefit Proceeds upon receipt at the Home Office of satisfactory proof of both Joint Insureds' deaths. Protective Life may require return of the Policy. The Death Benefit Proceeds are paid to the primary beneficiary or a contingent beneficiary. The Owner may name one or more primary or contingent beneficiaries and change such beneficiaries, as provided for in the Policy. If no beneficiary survives the Joint Insureds, the Death Benefit Proceeds are paid to the Owner or the Owner's estate. Death Benefit Proceeds are paid in a lump sum or under a settlement option. (See "Settlement Options".)


    CALCULATION OF DEATH BENEFIT PROCEEDS. The Death Benefit Proceeds are equal to the Death Benefit under the Death Benefit Option selected calculated as of the date of death of the Last Survivor of the Joint Insureds, plus any benefits under any supplemental riders or endorsements, minus any Policy Debt on that date and, if the Last Survivor of the Joint Insureds died during a grace period, minus any past due Monthly Deductions. Under certain circumstances, the amount of the Death Benefit may be further adjusted. (See "Limits on Rights to Contest the Policy" and "Misstatement of Age or Sex".)


    If part or all of the Death Benefit is paid in one sum, Protective Life will pay interest on this sum as required by applicable state law from the date of receipt of due proof of the death of the Last Survivor of the Joint Insureds to the date of payment.

    DEATH BENEFIT OPTIONS. At the time of application, the Owner may choose one of two Death Benefit Options for use in determining the Death Benefit. Under Death Benefit Option A, the Death Benefit is the greater of: (1) the Face Amount under the Policy on the date of death of the Last Survivor of the Joint Insureds, or (2) a specified percentage of the Policy Value as of such date. Under Death Benefit Option B, the Death Benefit is the greater of: (1) the Face Amount under the Policy plus the Policy Value on the date of death of the Last Survivor of the Joint Insureds, or (2) a specified percentage of the Policy Value as of such date. The specified percentage varies with the Attained Age of the younger Joint Insured on the Policy Anniversary on or prior to the date of death. A table showing these percentages for Attained Ages 0 to 95 and examples of Death Benefit calculations for both Death Benefit Options are found in Appendix A.

    Under Death Benefit Option A, the Death Benefit remains level at the Face Amount unless the Policy Value multiplied by the specified percentage of Policy Value exceeds that Face Amount, in which event the Death Benefit will vary as the Policy Value varies. Owners who are satisfied with the amount of their insurance coverage under the Policy and who prefer to have favorable investment performance and additional premiums reflected in higher Policy Value, rather than increased Death Benefits, generally should select Option A. Under Death Benefit Option B, the Death Benefit always varies as the Policy Value varies (although it is never less than the Face Amount). Owners who prefer to have favorable investment performance and additional premiums reflected in increased Death Benefits generally should select Option B.


    CHANGING THE DEATH BENEFIT OPTION. On or after the first Policy Anniversary, the Owner may change the Death Benefit option on the Policy subject to the following rules. After any change, the Face Amount must be at least equal to the minimum specified in the Policy. The effective date of the change will be the Monthly Anniversary Day that coincides with or next follows the day that Protective Life approves the request. Protective Life may require satisfactory evidence of insurability. All changes must be approved by Protective Life at the Home Office before they will be effective.


    When a change from Option A to Option B is made during the lifetime of both Joint Insureds, the Face Amount after the change is effected will be equal to the Face Amount before the change less the Policy Value on the effective date of the change. When a change from Option B to Option A is made, the Face Amount after the change will be equal to the Face Amount before the change is effected plus the Policy Value on the effective date of the change. The increase in the Face Amount will be deemed an increase in the Supplemental Face Amount.

FACE AMOUNTS


    BASIC FACE AMOUNT. All Policies must have a Basic Face Amount. The minimum Basic Face Amount at all times under a Policy is $100,000. Basic Face Amount can only be purchased as part of the Initial Face Amount and cannot be increased thereafter. Purchasing coverage under the Policy in the form of Basic Face Amount is generally more expensive during the first nine Policy Years than purchasing it in the form of a Supplemental Face Amount because the monthly administration fee is based on the amount of Basic Face Amount. Similarly, purchasing coverage under a Policy in the form of Basic Face Amount can be more expensive than purchasing Supplemental Face Amount because surrender charge is only assessed when Basic Face Amount is decreased, but not when Supplemental Face Amount is decreased. Also, depending upon how much Policy Value is in a Policy and whether current or guaranteed cost of insurance rates are being applied, the cost of insurance associated with Basic Face Amount is usually greater than that associated with an equal Supplemental Face Amount that is part of the Initial Face Amount. (See "Cost of Insurance" and "Cost of Insurance Rates".) Consistent with the foregoing, sales representatives are compensated primarily on the amount of Basic Face Amount under a Policy.


    SUPPLEMENTAL FACE AMOUNT. Although a Supplemental Face Amount is not required under a Policy, if purchased, the minimum Supplemental Face Amount is $25,000. No more than 90% of the Initial Face Amount may consist of Supplemental Face Amount. Coverage in the form of Supplemental Face Amount may be purchased as part of the Initial Face Amount or may be added or increased at a later time if the Policy is in force.

    CHANGING THE FACE AMOUNT. On or after the first Policy Anniversary, the Owner may request a change in the Face Amount. The request must be received in writing at the Home Office.

    INCREASING THE FACE AMOUNT. The Basic Face Amount cannot be increased; the Owner can only request an increase of the Face Amount by submitting an application for an increase in the Supplemental Face Amount during the lifetime of both of the Joint Insureds.


    Any increase in the Face Amount must be at least $25,000 and Protective Life reserves the right to require satisfactory evidence of insurability. In addition, the attained age of the older Joint Insured must be less than the current maximum issue age for the Policies, as determined by Protective Life from time to time. A change in planned periodic premiums may be advisable. (See "Premiums Upon Increase in Face Amount".) The increase in Face Amount will become effective as of the date shown on the supplemental Policy Specifications Page (which will be sent to you), and the Policy Value will be adjusted to the extent necessary to reflect a Monthly Deduction as of the effective date based on the increase in Face Amount. When the No-Lapse Guarantee is in effect, the Policy's Minimum Monthly Premium amount will also generally be increased. (See "No-Lapse Guarantee" and "Premiums Upon Increase in Face Amount".)



    The Cancellation Period under the Policy's cancellation privilege applies to increases in Face Amount. Therefore, Owners may exercise the privilege by cancelling any increase in Face Amount within the period. In such case, the amount refunded will be calculated in accordance with such provisions described above, except that if no additional premiums are required in connection with the Face Amount increase, then the amount credited back to Policy Value is limited to that portion of the first Monthly Deduction following the increase that is attributable to cost of insurance charges for the increase and the monthly administration fee for the increase. (See "Cancellation Privilege".)



    DECREASING THE FACE AMOUNT. If a decrease in the Face Amount would result in total premiums paid exceeding the premium limitation prescribed under current tax law to qualify your Policy as a life insurance contract, Protective Life will immediately return to you the amount of such excess above the premium limitation. Protective Life reserves the right to decline a request to decrease the Face Amount if compliance with the guideline premium limitation under current tax law resulting from such a decrease would result in immediate termination of the Policy, or if to effect the requested decrease, payments to the Owner would have to be made from Policy Value for compliance with the guideline premium limitation, and the amount of such payments would exceed the Surrender Value under the Policy.



    Any decrease in Face Amount will first be applied against any Supplementary Face Amount, until the minimum Supplemental Face Amount (as specified in the Policy specification pages) has been reached. If the Supplemental Face Amount of the Policy has been increased prior to the requested decrease, then a decrease will first be applied against any previous increases in Supplemental Face Amount in the reverse order in which they occurred. Any remaining decrease in Face Amount will be applied against the Basic Face Amount. The Basic Face Amount however, may not be reduced below the minimum Basic Face Amount specifed in the Policy. Protective Life reserves the right to prohibit any decrease in Face Amount (i) for 3 years following an increase in Face Amount; and (ii) for one Policy Year following the last decrease in Face Amount. A decrease in Face Amount will become effective on the Monthly Anniversary Day that coincides with or next follows receipt and acceptance of a request at the Home Office.



    Decreasing the Face Amount of the Policy may have the effect of decreasing monthly cost of insurance charges. Decreasing the Face Amount also may have adverse tax consequences. (See "Tax Considerations".) In addition, if the Basic Face Amount is decreased during the first 12 Policy Years, a Surrender Charge will apply. (See "Surrender Charge".)



SPECIAL ENDORSEMENTS (AVAILABILITY SUBJECT TO STATE APPROVAL AND VARIATIONS.)



    ESTATE PROTECTION ENDORSEMENT. During the first four Policy Years, the estate protection endorsement provides additional coverage in the form of non-participating, non-convertable, renewable term life insurance. Under this endorsement an additional death benefit is payable if the death of the Last Survivor of the Joint Insureds occurs prior to the termination of the endorsement. This additional death benefit will be available and will automatically be issued if underwriting requirements are met and the older of the Joint Insureds is under age 76. There is no additional charge for this endorsement. If the Policy lapses, this endorsement cannot be reinstated. This endorsement will terminate on the earlier of (1) the fourth Policy Anniversary,
(2) the date the Policy terminates or (3) the date any option under the Policy Split Option Endorsement is exercised.


    POLICY SPLIT OPTION ENDORSEMENT. Under this endorsement, the Owner(s) may exchange the Policy for two individual permanent life insurance policies, one on the life of each of the Joint Insureds by making a written request to the Home Office within 90 days of one of the following events:

    1. a court of competent jurisdiction issues a final divorce decree with respect to the marriage of the Joint Insureds;

    2. federal law with regard to estate taxes is changed so as to remove the unlimited marital deduction or reduce by 50% or more, the estate taxes payable on death; and

    3. dissolution of a corporate or business partnership of which the Joint Insureds are partners.


    There is no charge for this endorsement. This endorsement will be issued automatically if underwriting requirements are met. The two individual policies each shall have a face amount equal to at least one-half of the Policy's Face Amount, a Policy Value equal to one-half of the Policy's Policy Value, and a policy debt equal to one-half of the Policy's Policy Debt. The individual policies must have the same Beneficiaries as the Policy.


    If the Policy is owned jointly by two Owners, both must agree to exercise the endorsement and each will become the sole owner of his or her individual policy. Protective Life requires satisfactory evidence of insurability as to both Joint Insureds before issuing the individual policies. In the event that one of the Insureds cannot provide satisfactory evidence of insurability, an individual policy may be issued on the other Insured and one-half of the Surrender Value of the Policy may be distributed to the Owner(s) in lieu of a second individual policy. Similarly, if two joint Owners are the Insureds and one of them does not agree to exercise the exchange provided by this endorsement, then he or she may take one-half (or other appropriate portion based on relative ownership) of the Surrender Value of the Policy in lieu of a second individual policy. If the surrender charge on either individual policy is less than that policy's pro-rata share of the surrender charge under the Policy, then a charge may be assessed under the individual policy for the difference. If the surrender charge under an individual policy is greater than that policy's pro-rata share of the surrender charge under the Policy, no adjustment will be made.

    If the endorsement is exercised, the Policy will terminate and the individual policies will become effective as of the Valuation Day following the later of the date that: (1) a written request for the exchange is received at the Home Office, or (2) Protective Life approves the request.

    The endorsement terminates at the earliest of: (1) the date as of which the Policy terminates due to the (a) exercise of the endorsement, (b) surrender of the Policy or, (c) lapse of the Policy; (2) the date of death of a Joint Insured; or (3) the date that the older Joint Insured reaches Attained Age 90.


    The exercise of this endorsement may have significant federal or state tax consequences. (See "Tax Considerations".)


SETTLEMENT OPTIONS

    The Policy offers a variety of ways of receiving proceeds payable under the Policy, such as on surrender or death, other than in a lump sum. These alternative settlement options are summarized below. Any sales representative authorized to sell this Policy can further explain these settlement options upon request. All of these settlement options are forms of fixed-benefit annuities (except Option 3) which do not vary with the investment performance of a separate account. Under each settlement option (other than Option 3), no surrender or withdrawal may be made once payments have begun.

    The following settlement options may be elected.

    OPTION 1 -- PAYMENT FOR A FIXED PERIOD. Equal monthly payments will be made for any period of up to 30 years. The amount of each payment depends on the total amount applied, the period selected and the monthly payment rates Protective Life is using when the first payment is due.

    OPTION 2 -- LIFE INCOME WITH PAYMENTS FOR A GUARANTEED PERIOD. Equal monthly payments are based on the life of the named annuitant. Payments will continue for the lifetime of the annuitant with payments guaranteed for 10 or 20 years. Payments stop at the end of the selected guaranteed period or when the named person dies, whichever is later.

    OPTION 3 -- INTEREST INCOME. Protective Life will hold any amount applied under this option. Interest on the unpaid balance will be paid each month at a rate determined by Protective Life. This rate will not be less than the equivalent of 3% per year.

    OPTION 4 -- PAYMENTS FOR A FIXED AMOUNT. Equal monthly payments will be made of an agreed fixed amount. The amount of each payment may not be less than $10 for each $1,000 applied. Interest will be credited each month on the unpaid balance and added to it. This interest will be at a rate set by us, but not less than an effective rate of 3% per year. Payments continue until the amount Protective Life holds runs out. The last payment will be for the balance only.

    MINIMUM AMOUNTS. Protective Life reserves the right to pay the total amount of the Policy in one lump sum, if less than $5,000. If monthly payments are less than $50, payments may be made quarterly, semi-annually, or annually at Protective Life's option.

    DEATH OF PAYEE. If a payee dies while there are unpaid installments under Option 1 or before the end of the guaranteed period under Option 2, Protective Life will pay the commuted value of the remaining payments in a lump sum. The commuted value of any balance held under Option 3 or Option 4 will be paid to the payee's executors or administrators unless the written election of the Option directed Protective Life differently. Any commuted value will be calculated using 3% interest per year.

    OTHER REQUIREMENTS. Settlement options must be elected by written notice received by Protective Life at the Home Office. The Owner may elect settlement options during the lifetime of either of the Joint Insureds; beneficiaries may elect settlement options thereafter if Death Benefit Proceeds are payable in a lump sum. The effective date of an option applied to Death Benefit Proceeds is the date the due proof of the death of each of the Joint Insureds is received at the Home Office. The effective date of an option applied to Surrender Value is the effective date of the surrender.

    If Protective Life has available, at the time a settlement option is elected, options or rates on a more favorable basis than those guaranteed, the higher benefits will apply.

                               THE FIXED ACCOUNT


    BECAUSE OF EXEMPTIVE AND EXCLUSIONARY PROVISIONS, INTERESTS IN THE FIXED ACCOUNT HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 NOR HAS THE FIXED ACCOUNT BEEN REGISTERED AS AN INVESTMENT COMPANY UNDER THE INVESTMENT COMPANY ACT OF 1940. ACCORDINGLY, NEITHER THE FIXED ACCOUNT NOR ANY INTERESTS THEREIN ARE SUBJECT TO THE PROVISIONS OF THESE ACTS AND, AS A RESULT, THE STAFF OF THE SECURITIES AND EXCHANGE COMMISSION HAS NOT REVIEWED THE DISCLOSURE IN THIS PROSPECTUS RELATING TO THE FIXED ACCOUNT. THE DISCLOSURE REGARDING THE FIXED ACCOUNT MAY, HOWEVER, BE SUBJECT TO CERTAIN GENERALLY APPLICABLE PROVISIONS OF THE FEDERAL SECURITIES LAWS RELATING TO THE ACCURACY AND COMPLETENESS OF STATEMENTS MADE IN PROSPECTUSES.


THE FIXED ACCOUNT

    The Fixed Account consists of assets owned by Protective Life with respect to the Policies, other than those in the Variable Account. It is part of Protective Life's general account assets. Protective Life's general account assets are used to support its insurance and annuity obligations other than those funded by separate accounts, and are subject to the claims of Protective Life's general creditors. Subject to applicable law, Protective Life has sole discretion over the investment of the assets of the Fixed Account. The Loan Account is part of the Fixed Account. Guarantees of Net Premiums allocated to the Fixed Account, and interest credited thereto, are backed by Protective Life. The Fixed Account Value is calculated daily. (See "Fixed Account Value".)

INTEREST CREDITED ON FIXED ACCOUNT VALUE

    Protective Life guarantees that the interest credited during the first Policy Year to the initial Net Premiums allocated to the Fixed Account will not be less than the initial annual effective interest rate shown in the Policy. The interest rate credited to subsequent Net Premiums allocated to or amounts transferred to the Fixed Account will be the annual effective interest rate in effect on the date that the Net Premium(s) is received by Protective Life or the date that the transfer is made. The interest rate is guaranteed to apply to such amounts for a twelve month period which begins on the date that the Net Premium(s) is allocated or the date that the transfer is made.

    After an interest rate guarantee expires as to a Net Premium or amount transferred, (I.E., 12 months after the Net Premium or transfer is placed in the Fixed Account) Protective Life will credit interest on the Fixed Account Value attributable to such Net Premium or transferred amount at the current interest rate in effect. New current interest rates are effective for such Fixed Account Value for 12 months from the time that they are first applied. Protective Life, in its sole discretion, may declare a new current interest rate from time to time. The initial annual effective interest rate and the current interest rates that Protective Life will credit are annual effective interest rates of not less than 4.00%. For purposes of crediting interest, amounts deducted, transferred or withdrawn from the Fixed Account are accounted for on a "first-in-first-out" (FIFO) basis.

PAYMENTS FROM THE FIXED ACCOUNT

    Payments from the Fixed Account for a withdrawal, surrender or loan request may be deferred for up to six months from the date Protective Life receives the written request. If a payment from the Fixed Account is deferred for 30 days or more, it will bear interest at a rate of 4% per year (or an alternative rate if required by applicable state insurance law), compounded annually while payment is deferred.

                             CHARGES AND DEDUCTIONS

PREMIUM EXPENSE CHARGE

    The premium expense charge compensates Protective Life for certain sales and tax expenses associated with the Policies and the Variable Account. The premium expense charge is equal to a percentage of each premium as set out in the following table.

POLICY YEAR  CURRENT CHARGE  MAXIMUM CHARGE
-----------  --------------  --------------
    1-5           10%            12.5%
   6-10            5%              6%
    11+            2%             2.5%

MONTHLY DEDUCTION


    As of the Policy Effective Date, Protective Life will deduct the first Monthly Deduction from the Policy Value. Subsequent Monthly Deductions will be made on each Monthly Anniversary Day thereafter. The Monthly Deduction consists of (1) cost of insurance charges ("cost of insurance charge"), (2) administration charges (the "monthly administration fee"), (3) mortality and expense risk charge (the "mortality and expense risk charge") and (4) any charges for supplemental riders ("supplemental rider charges"), as described below. Except for the mortality and expense risk charge, the Monthly Deduction is deducted from the Sub-Accounts and the Fixed Account pro-rata on the basis of the relative Policy Value. The mortality and expense risk charge will reduce only the Sub-Account Values.



    COST OF INSURANCE CHARGE. This monthly charge compensates Protective Life for the expense of assuming the risk of the Death Benefit. This charge can vary among Policies, and from one Monthly Anniversary Day to the next within the same Policy, depending on differences in the cost of insurance rates, and the net amount at risk (as calculated below) associated with the Basic Face Amount and, if applicable, Supplemental Face Amount. The monthly cost of insurance charge is equal to the sum of the cost of insurance charges for the Basic Face Amount and each increment of Supplemental Face Amount, which are calculated separately based on the net amount at risk under each coverage.


    The cost of insurance charge for each increment of Face Amount is computed at the beginning of each Policy month by subtracting 2 from 1 and multiplying the result by 3, where:

    1. is the Death Benefit attributable to that increment on the first day of the Policy month divided by 1 plus the monthly equivalent of 4.0%;


    2. is the Policy Value attributable to that increment before the Monthly Deduction (and, when Death Benefit B is in effect, divided by 1 plus the monthly equivalent of 4.0%); and


    3.  is the cost of insurance rate for that increment as described below.


    For the purpose of computing the net amount at risk (the result of subtracting 2 from 1) for an Increment of Face Amount, Policy Value is first apportioned to the Basic Face Amount and then apportioned to any Supplemental Face Amount that is part of the Initial Face. If Policy Value exceeds the

Initial Face Amount, it is apportioned to each increase in Supplemental Face Amount in the order that such Supplemental Face Amount was added to the Policy.


    COST OF INSURANCE RATES. The monthly cost of insurance rates for the Basic Face Amount and, if applicable, the cost of insurance rates for a Supplemental Face Amount can vary from one month to another. The rates are a function of each Joint Insured's age at nearest birthday, sex and rate class, type of Face Amount (Basic or Supplemental), and the number of years that a Policy has been in force since the Policy Effective Date or the effective date of a Face Amount increase. In general, current cost of insurance rates are greater for the Basic Face Amount than for Supplemental Face Amount purchased at the same time, whereas guaranteed rates for the Basic Face Amount are the same as for Supplemental Face Amount purchased at the same time.


    Protective Life currently places each Joint Insured in the following rate classes, based on underwriting: Preferred Nonsmoker (ages 20-75), Nonsmoker (ages 20-85), Tobacco (ages 20-85), and Smoker (ages 20-85) and substandard rate classes which involve a higher mortality risk than the Nonsmoker or Smoker, Tobacco classes. The guaranteed rates for standard classes are based on the 1980 Commissioner's Standard Ordinary Mortality Tables, Male and Female, Smoker or Nonsmoker Mortality Rates ("1980 CSO Table"). The guaranteed rates for substandard classes are based on multiples of, or additions to, the 1980 CSO Tables.


    Protective Life's current cost of insurance rates may be less than the guaranteed rates that are set forth in the Policy. Current cost of insurance rates will be determined based on Protective Life's expectations as to future mortality, investment earnings, expenses, taxes, and persistency experience.

    Cost of insurance rates (whether guaranteed or current) for Joint Insureds in a nonsmoker standard class are generally lower than guaranteed rates for Joint Insureds of the same age and sex in a smoker standard class. Cost of insurance rates (whether guaranteed or current) for Joint Insureds in a nonsmoker or smoker standard class are generally lower than guaranteed rates for Joint Insureds of the same age and sex and smoking status in a substandard class.

    Any change in monthly cost of insurance rates will be on a uniform basis for Joint Insured's of the same class (with respect to age, sex, rate class, and policy year), but the cost of insurance rates for a Policy will never be greater than the limit set forth in the Policy.

    Protective Life will also determine a separate cost of insurance rate for each increment of Face Amount above the Initial Face Amount based on the Policy duration and the Issue Age, sex and rate class of each Joint Insured at the time of the request for an increase. The following rules will apply for purposes of determining the rates.


    Protective Life places each Joint Insured in a rate class when the Policy is issued, based on Protective Life's underwriting of the application. This original rate class applies to both the Basic and Supplemental portions of the Initial Face Amount. When an increase in Face Amount is requested, Protective Life conducts underwriting before approving the increase (except as noted below) to determine whether a different rate class will apply to the increase. If the rate class for the increase has lower cost of insurance rates than the original rate class (or the rate class of a previous increase), the rate class for the increase also will be applied to the Initial Face Amount and any previous increases in Face Amount beginning as of the effective date of the increase. If the rate class for the increase has a higher cost of insurance rate than the original rate class (or the rate class of a previous increase), the rate class for the increase will apply only to the increase in Face Amount.


    LEGAL CONSIDERATIONS RELATING TO SEX -- DISTINCT PREMIUM PAYMENTS AND BENEFITS. Mortality tables for the Policies generally distinguish between males and females. Thus, premiums and benefits under Policies covering males and females of the same age will generally differ.

    Protective Life does, however, also offer Policies based on unisex mortality tables if required by state law. Employers and employee organizations considering purchase of a Policy should consult with their legal advisors to determine whether purchase of a Policy based on sex-distinct actuarial tables is consistent with Title VII of the Civil Rights Act of 1964 or other applicable law. Upon request, Protective Life may offer Policies with unisex mortality tables to such prospective purchasers.

    MONTHLY ADMINISTRATION FEE. This charge compensates Protective Life for administration expenses associated with the Policies and the Variable Account. These expenses relate to premium billing and collection, recordkeeping, processing death benefit claims, Policy loans, Policy changes, financial reporting and overhead costs, processing applications and establishing Policy records. The monthly administration fee is currently equal to $.06 per $1,000 of Basic Face Amount in Policy Years 1 through 9 (guaranteed not to exceed $.075 per $1,000). This fee is no longer assessed after the ninth Policy Year.

    For 12 months following every increase in the Supplemental Face Amount, a monthly administration fee will be assessed. This fee will be equal to the lesser of (1) $23.50 plus $0.06 per thousand of increase in the Supplemental Face Amount or (2) $250.


    SUPPLEMENTAL RIDER CHARGES. Protective Life deducts a monthly charge for any riders as part of the Monthly Deduction. (See "Supplemental Riders".)



    MORTALITY AND EXPENSE RISK CHARGE. This charge compensates Protective Life for the mortality risk it assumes which is that the cost of insurance charges are insufficient to meet actual death benefit claims. The expense risk Protective Life assumes is that expenses incurred in issuing and administering the Policies and the Variable Account will exceed the amounts realized from the administrative charges assessed against the Policies.


    Protective Life deducts a monthly charge from assets in the Sub-Accounts attributable to the Policies. This charge does not apply to Fixed Account assets attributable to the Policies. The monthly mortality and expense risk charge to be deducted is currently equal to .075% multiplied by the Variable Account Value, which is equivalent to an annual rate of 0.90% of such amount, in Policy Years 1 through 10 and .021% multiplied by the Variable Account Value, which is equivalent to an annual rate of .25% of such amount, in Policy Year 11 and thereafter. Protective Life guarantees the maximum monthly mortality and expense risk charge for any Policy Year will not exceed .075% multiplied by the Variable Account Value.

TRANSFER FEE

    Protective Life reserves the right to impose a $25 transfer fee on any transfer of Policy Value between or among the Sub-Accounts or the Fixed Account in excess of the 12 free transfers permitted each Policy Year. If the fee is imposed, it will be deducted from the amount requested to be transferred. If an amount is being transferred from more than one Sub-Account or the Fixed Account, the transfer fee will be deducted proportionately from the amount being transferred from each. This fee, if imposed, will reimburse Protective Life for administrative expenses incurred in effecting transfers.

SURRENDER CHARGE (CONTINGENT DEFERRED SALES CHARGE)


    A surrender charge, which is a contingent deferred sales charge, is deducted from the Policy Value if, during the first 12 Policy Years: (1) the Policy is surrendered; (2) the Policy lapses at the end of a grace period; or (3) the Basic Face Amount is reduced. There will be no surrender charge for a requested decrease in the Supplemental Face Amount or a reduction in the Basic Face Amount resulting from a Death Benefit Option change or from a withdrawal. The surrender charge is deducted before any Surrender Value is paid.


    The surrender charge varies depending on a number of factors including Basic and Supplemental Face Amounts, Issue Ages, sex and rate classification of the Joint Insureds and is set forth in your Policy. The surrender charge decreases over the twelve-year period.

    Assuming a Policy with an initial Basic Face Amount of $1,000,000 and no Supplemental Face Amount, the range of surrender charges for the expected representative issue ages for this product are:

    1.  Joint Insureds:  1 Age 55  Male    Non-smoker
                     2 Age 55  Female  Non-smoker

          SURRENDER                      SURRENDER
YEAR       CHARGE           YEAR          CHARGE
----      ---------       --------       ---------
 1        8,075.99            7          5,191.71
 2        8,075.99            8          4,614.85
 3        7,499.13            9          4,038.00
 4        6,922.28           10          3,461.14
 5        6,345.42           11          2,884.28
 6        5,768.57           12          2,307.43

    2.  Joint Insureds:  1 Age 70  Male    Smoker
                     2 Age 70  Female  Smoker

          SURRENDER                    SURRENDER
YEAR       CHARGE          YEAR         CHARGE
----      ---------      --------      ---------
 1        21,874.85          7         14,062.40
 2        21,874.85          8         12,499.91
 3        20,312.36          9         10,937.42
 4        18,749.87         10          9,374.93
 5        17,187.38         11          7,812.45
 6        15,624.89         12          6,249.96


    Individualized illustrations of the type included on pages 38 through 41 herein will be provided to each prospective Owner based on the Face Amounts, Death Benefit option, and anticipated pattern and amount of premium payments suggested by the Owner.


    In the event of a decrease in the Basic Face Amount, a pro rata surrender charge will be imposed equal to the portion of the total surrender charge that corresponds to the percentage by which the Basic Face Amount is reduced. This surrender charge will be allocated to each Sub-Account and to the Fixed Account based on the proportion of Policy Value in each Sub-Account and in the Fixed Account. A surrender charge imposed in connection with a reduction in the Basic Face Amount reduces the remaining surrender charge that may be imposed in connection with a surrender of the Policy.


    There are no surrender charges assessed on surrender, lapse or reduction in Basic Face Amount after the 12th Policy Year.



    The purpose of the surrender charge is to reimburse Protective Life for some of the expenses incurred in the distribution of the Policies. Protective Life also deducts a premium expense charge for this purpose from each premium paid. (See "Premium Expense Charge".)


    Protective Life reserves the right to charge less than the Maximum Surrender Charge.

WITHDRAWAL CHARGE


    Protective Life will deduct an administrative charge upon a withdrawal. This charge is the lesser of 2% of the amount withdrawn or $25. This charge will be deducted from the Policy Value. See "Withdrawal Privilege" for rules for allocating the deduction.

FUND EXPENSES

    The value of the net assets of each Sub-Account reflects the investment advisory fees and other expenses incurred by the corresponding Fund in which the Sub-Account invests. See the prospectus for each of the Funds.

EXCHANGE PRIVILEGE

    The Company is offering, where allowed by law, to owners of certain existing fixed life policies (the "Existing Life Policy" and/or "Existing Life Policies") issued by it the opportunity to exchange such a life policy for this Policy. The Company reserves the right to modify, amend, terminate or suspend the Exchange Privilege at any time or from time to time. Owners of Existing Life Policies may, exchange their Existing Life Policies for this Policy. Owners of Existing Life Policies may also make a partial or full surrender from their Existing Life Policies and use the proceeds to purchase this Policy. All charges and deductions described in this prospectus are equally applicable to Policies purchased in an exchange. All charges and deductions may not be assessed under an Existing Life Policy in connection with an exchange, surrender, or partial surrender of an Existing Life Policy.


    The Policy differs from the Existing Life Policies in many significant respects. Most importantly, the Policy Value under this Policy may consist, entirely or in part, of Variable Account Value which fluctuates in response to the net investment return of the Variable Account. In contrast, the policy values under the Existing Life Policies always reflect interest credited by Protective Life. While a minimum rate of interest (typically 4 or 4.5%) is guaranteed, Protective Life in the past has credited interest at higher rates. Accordingly, policy values under the Existing Life Policies reflect changing current interest rates and do not vary with the investment performance of a Variable Account.


    Other significant differences between the Policy and the Existing Life Policies include: (1) additional charges applicable under the Policy not found in the Existing Life Policies; (2) different surrender charges; (3) different death benefits; and (4) differences in federal and state laws and regulations applicable to each of the types of policies.

    A table which generally summarizes the different charges under the respective policies is as follows. For more complete details owners of Existing Life Policies should refer to their policy forms for a complete description.

                                EXISTING LIFE POLICY                     POLICY
Sales Charges/Premium     Ranges from 0% to 12% of premium  Percentage of each premium
 Expense Charge           payments in all policy years.      payment as follows:
                          The premium expense charge can     12.5% in Policy Years 1-5
                          vary by age.                       6% in Policy Years 6-10
                                                             2.5% in Policy Years 11+
Administrative Fees       Ranges from $4 to $5 monthly.     A maximum monthly charge equal
                                                             to .075% per $1,000 of the
                                                             Basic Face Amount in Policy
                                                             Years 1 through 9. Additional
                                                             charge for the first 12 months
                                                             after an increase in the
                                                             Supplemental Face Amount based
                                                             on the amount of increase.
Mortality and Expense     None                              A maximum monthly charge equal
 Charges                                                     to .075% multiplied by the
                                                             Variable Account Value, which
                                                             is equivalent to annual rate of
                                                             .90% of such amount.
Withdrawal Charges        $25                               The lesser of $25 or 2% of the
                                                             withdrawal amount requested.
Monthly Deductions        A monthly deduction consisting    A monthly deduction consisting
                           of: (1) cost of insurance         of: (1) cost of insurance
                           charges (2) administrative fees   charges (2) administrative fees
                           (see above) (3) any charges for   (see above) (3) monthly
                           supplemental riders. (Applies     mortality and expense charges
                           to Existing Life Policies which   (see above) and (4) any
                           are universal life plans)         charges for supplemental
                                                             riders.
Surrender Charges         Surrender charges vary by policy  A declining deferred sales
                           type and are incurred during a    charge based on Basic Face
                           surrender charge period which     Amount only and assessed during
                           ranges from 0 years up to         the first 12 Policy Years.
                           19 years.
Guaranteed Interest Rate  Ranges from 4% to 5%.             Only Fixed Account : 4%.

EFFECT OF THE EXCHANGE OFFER

    1. This Policy will be issued to Existing Life Policy Owners. Evidence of insurability may be required.

    2. If an Existing Life Policy owner is within current issue age limits, the Owner may carry over existing riders if available with the Policy. Evidence of insurability may be required. An increase or addition of riders or any type of a rate reduction request will require full evidence of insurability.

    3. The Contestable and Suicide provisions in the Policy will begin again as of the effective date of the exchange, if evidence of insurability is required. If evidence of insurability is not required on the exchange, the Contestable and Suicide provisions will not begin again.

    TAX MATTERS. Owners of Existing Life Policies should carefully consider whether it will be advantageous to replace an Existing Life Policy with a Policy. IT MAY NOT BE ADVANTAGEOUS TO EXCHANGE AN EXISTING LIFE POLICY FOR A POLICY (OR TO SURRENDER IN FULL OR IN PART AN EXISTING LIFE POLICY AND USE THE SURRENDER OR PARTIAL SURRENDER PROCEEDS TO PURCHASE A POLICY.)

    The Company believes that an exchange of an Existing Life Policy for a Policy generally should be treated as a nontaxable exchange within the meaning of Section 1035 of the Internal Revenue Code if the Existing Life Policy covered the same Joint Insureds. The Internal Revenue Service has taken the position that Section 1035 will not apply if an Existing Life Policy covering only one insured is exchanged for another life insurance contract covering more than one insured. A Policy purchased in exchange will generally be treated as a newly issued contract as of the effective date of the Policy. This could have various tax consequences. (See "Tax Considerations".)

    IF YOU SURRENDER YOUR EXISTING LIFE POLICY IN WHOLE OR IN PART AND AFTER RECEIPT OF THE PROCEEDS YOU USE THE SURRENDER PROCEEDS OR PARTIAL SURRENDER PROCEEDS TO PURCHASE A POLICY IT WILL BE TREATED AS A TAXABLE EVENT. THE SURRENDER PROCEEDS WILL GENERALLY BE INCLUDIBLE IN INCOME.

    Owners of Existing Life Policies should consult their tax advisers before exchanging an Existing Life Policy for this Policy, or before surrendering in whole or in part their Existing Life Policy and using the proceeds to purchase this Policy.

    SALES COMMISSIONS. Sales representatives offering the Policies to Existing Life Policies Owners will receive a sales commission. In most cases, this sales commission will be somewhat less than that paid in connection with sales of the Policies to other purchasers. A standard sales commission will be paid. (See "Sale of Policies".)

               ILLUSTRATIONS OF POLICY VALUES, SURRENDER VALUES,
                DEATH BENEFITS AND ACCUMULATED PREMIUM PAYMENTS

    The following tables have been prepared to illustrate hypothetically how certain values under a Policy change with investment performance over an extended period of time. The tables illustrate how Policy Values, Surrender Values and Death Benefits under a Policy covering Joint Insureds of the given ages on the Issue Date, would vary over time if planned premium payments were paid annually and the return on the assets in each of the Funds were an assumed uniform gross annual rate of 0%, 6% and 12%. The values would be different from those shown if the returns averaged 0%, 6% or 12% but fluctuated over and under those averages throughout the years shown. The tables also show planned periodic premiums accumulated at 5% interest compounded annually. THE HYPOTHETICAL INVESTMENT RATES OF RETURN ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. Actual rates of return for a particular Policy may be more or less than the hypothetical investment rates of return and will depend on a number of factors including the investment allocations made by an Owner and prevailing rates. These illustrations assume that Net Premiums are allocated equally among the Sub-Accounts available under the Policy, and that no amounts are allocated to the Fixed Account.


    The illustrations reflect the fact that the net investment return on the assets held in the Sub-Accounts is lower than the gross after tax return of the selected Funds. The tables assume an average annual expense ratio of 0.93% of the average daily net assets of the Funds available under the Policies. This average annual expense ratio is based on the expense ratios of each of the Funds for the last fiscal year, adjusted, as appropriate, for any material changes in expenses effective for the current fiscal year of a Fund. For information on Fund expenses, see the prospectus for each of the Funds accompanying this prospectus.

    In addition, the illustrations reflect the monthly charge to the Variable Account for assuming mortality and expense risks, which is equal to 0.075% multiplied by the Variable Account Value, which is equivalent to a effective annual charge of 0.90% of such amount during Policy Years 1-10; and in Policy Years 11 and thereafter is equal to 0.021% multiplied by the Variable Account Value, which is equivalent to an annual rate of 0.25% of such amount. After deduction of Fund expenses, the mortality and expense risk charge, the illustrated gross annual investment rates of return of 0%, 6% and 12% would correspond to approximate net annual rates for Policy Years 1-10 of -1.83%, 4.17% and 10.17%, respectively, and for Policy Years 11 and thereafter -1.18%, 4.82% and 10.82%, respectively.


    The illustrations also reflect the deduction of the monthly cost of insurance charge for the hypothetical Joint Insureds. The surrender charge is reflected in the column "Surrender Value". Protective Life's current cost of insurance charges, and the guaranteed maximum cost of insurance charges that Protective Life has the contractual right to charge, are reflected in separate illustrations on each of the following pages. All the illustrations reflect the fact that no charges for federal or state income taxes are currently made against the Variable Account and assume no Policy Debt or charges for supplemental riders.

    The illustrations are based on Protective Life's sex distinct rates for nonsmokers. Upon request, Owner(s) will be furnished with a comparable illustration based upon the proposed Joint Insured's individual circumstances. Such illustrations may assume different hypothetical rates of return in addition to those illustrated in the following tables.

ILLUSTRATION OF POLICY VALUES
PROTECTIVE LIFE INSURANCE COMPANY
INSURED 1:  MALE   ISSUE AGE 55;  NON-SMOKER
INSURED 2:  FEMALE  ISSUE AGE 55;  NON-SMOKER


                       $11,537.15 ANNUAL PLANNED PREMIUM
                          $1,000,000 BASIC FACE AMOUNT
                             DEATH BENEFIT OPTION A
                     USING CURRENT COST OF INSURANCE RATES


                           PREMIUM                0% HYPOTHETICAL                       6% HYPOTHETICAL
                         ACCUMULATED          GROSS INVESTMENT RETURNS             GROSS INVESTMENT RETURNS
       END OF                 AT         ----------------------------------   -----------------------------------
       POLICY            5% INTEREST      POLICY     SURRENDER      DEATH      POLICY      SURRENDER      DEATH
        YEAR               PER YEAR       VALUE        VALUE       BENEFIT      VALUE        VALUE       BENEFIT
---------------------   --------------   --------   -----------   ---------   ---------   -----------   ---------
          1                  12,114        9,434        1,358     2,220,000      10,027        1,951    2,220,000
          2                  24,834       18,683       10,607     2,220,000      20,454       12,378    2,220,000
          3                  38,189       27,732       20,233     2,220,000      31,278       23,779    2,220,000
          4                  52,213       36,578       29,656     2,220,000      42,510       35,588    2,220,000
          5                  66,938       45,217       38,872     1,000,000      54,160       47,814    1,000,000
          6                  82,398       54,211       48,443     1,000,000      66,835       61,067    1,000,000
          7                  98,632       62,975       57,783     1,000,000      79,967       74,775    1,000,000
          8                 115,678       71,496       66,881     1,000,000      93,559       88,944    1,000,000
          9                 133,576       79,759       75,721     1,000,000     107,611      103,573    1,000,000
         10                 152,369       88,456       84,995     1,000,000     122,853      119,392    1,000,000
         11                 172,101       97,813       94,929     1,000,000     139,843      136,958    1,000,000
         12                 192,820      106,872      104,565     1,000,000     157,472      155,165    1,000,000
         13                 214,575      115,604      115,604     1,000,000     175,746      175,746    1,000,000
         14                 237,418      123,978      123,978     1,000,000     194,670      194,670    1,000,000
         15                 261,403      131,954      131,954     1,000,000     214,241      214,241    1,000,000
         16                 286,587      139,477      139,477     1,000,000     234,447      234,447    1,000,000
         17                 313,030      146,452      146,452     1,000,000     255,242      255,242    1,000,000
         18                 340,796      152,819      152,819     1,000,000     276,615      276,615    1,000,000
         19                 369,950      158,431      158,431     1,000,000     298,486      298,486    1,000,000
         20                 400,561      163,138      163,138     1,000,000     320,780      320,780    1,000,000
         21                 432,703      166,782      166,782     1,000,000     343,423      343,423    1,000,000
         22                 466,453      169,184      169,184     1,000,000     366,339      366,339    1,000,000
         23                 501,889      170,159      170,159     1,000,000     389,462      389,462    1,000,000
         24                 539,098      169,503      169,503     1,000,000     412,730      412,730    1,000,000
         25                 578,167      166,960      166,960     1,000,000     436,067      436,067    1,000,000
         26                 619,189      160,963      160,963     1,000,000     458,535      458,535    1,000,000
         27                 662,262      151,963      151,963     1,000,000     480,606      480,606    1,000,000
         28                 707,489      139,315      139,315     1,000,000     502,077      502,077    1,000,000
         29                 754,978      122,205      122,205     1,000,000     522,714      522,714    1,000,000
         30                 804,841       99,716       99,716     1,000,000     542,305      542,305    1,000,000
         31                 857,197       70,780       70,780     1,000,000     560,654      560,654    1,000,000
         32                 912,171       34,179       34,179     1,000,000     577,595      577,595    1,000,000
         33                 969,893            0            0             0     592,957      592,957    1,000,000
         34               1,030,502            0            0             0     606,589      606,589    1,000,000
         35               1,094,141            0            0             0     618,282      618,282    1,000,000
         36               1,160,962            0            0             0     627,774      627,774    1,000,000
         37               1,231,124            0            0             0     634,678      634,678    1,000,000
         38               1,304,795            0            0             0     638,406      638,406    1,000,000
         39               1,382,148            0            0             0     638,022      638,022    1,000,000
         40               1,463,370            0            0             0     631,779      631,779    1,000,000
         41               1,548,652            0            0             0     618,670      618,670    1,000,000
         42               1,638,199            0            0             0     598,023      598,023    1,000,000
         43               1,732,223            0            0             0     563,045      563,045    1,000,000
         44               1,830,948            0            0             0     515,168      515,168    1,000,000
         45               1,934,609            0            0             0     452,060      452,060    1,000,000
         46               2,043,454            0            0             0     487,101      487,101    1,000,000
         47               2,157,741            0            0             0     523,920      523,920    1,000,000
         48               2,277,742            0            0             0     562,604      562,604    1,000,000
         49               2,403,743            0            0             0     603,250      603,250    1,000,000
         50               2,536,044            0            0             0     645,957      645,957    1,000,000
         51               2,674,960            0            0             0     690,829      690,829    1,000,000
         52               2,820,822            0            0             0     737,977      737,977    1,000,000
         53               2,973,977            0            0             0     787,514      787,514    1,000,000
         54               3,134,790            0            0             0     839,563      839,563    1,000,000
         55               3,303,643            0            0             0     894,251      894,251    1,000,000

                                 12% HYPOTHETICAL
                             GROSS INVESTMENT RETURNS
       END OF          -------------------------------------
       POLICY            POLICY      SURRENDER      DEATH
        YEAR             VALUE         VALUE       BENEFIT
---------------------  ----------   -----------   ----------
          1                10,620        2,544     2,220,000
          2                22,296       14,220     2,220,000
          3                35,114       27,615     2,220,000
          4                49,184       42,262     2,220,000
          5                64,624       58,279     1,000,000
          6                82,199       76,431     1,000,000
          7               101,479       96,287     1,000,000
          8               122,621      118,006     1,000,000
          9               145,796      141,758     1,000,000
         10               171,949      168,487     1,000,000
         11               202,292      199,407     1,000,000
         12               235,756      233,449     1,000,000
         13               272,667      272,667     1,000,000
         14               313,388      313,388     1,000,000
         15               358,324      358,324     1,000,000
         16               407,925      407,925     1,000,000
         17               462,679      462,679     1,000,000
         18               523,179      523,179     1,000,000
         19               590,062      590,062     1,000,000
         20               664,091      664,091     1,000,000
         21               746,179      746,179     1,000,000
         22               837,426      837,426     1,000,000
         23               939,164      939,164     1,000,000
         24             1,052,437    1,052,437     1,105,059
         25             1,177,739    1,177,739     1,236,626
         26             1,316,213    1,316,213     1,382,024
         27             1,469,255    1,469,255     1,542,717
         28             1,638,315    1,638,315     1,720,231
         29             1,824,968    1,824,968     1,916,216
         30             2,030,922    2,030,922     2,132,468
         31             2,258,031    2,258,031     2,370,933
         32             2,508,308    2,508,308     2,633,723
         33             2,783,934    2,783,934     2,923,130
         34             3,087,277    3,087,277     3,241,641
         35             3,420,891    3,420,891     3,591,936
         36             3,787,527    3,787,527     3,939,028
         37             4,194,103    4,194,103     4,319,926
         38             4,646,011    4,646,011     4,738,932
         39             5,149,654    5,149,654     5,201,150
         40             5,712,722    5,712,722     5,712,722
         41             6,341,675    6,341,675     6,341,675
         42             7,038,495    7,038,495     7,038,495
         43             7,810,505    7,810,505     7,810,505
         44             8,665,819    8,665,819     8,665,819
         45             9,613,424    9,613,424     9,613,424
         46            10,690,444   10,690,444    10,690,444
         47            11,886,690   11,886,690    11,886,690
         48            13,215,361   13,215,361    13,215,361
         49            14,691,116   14,691,116    14,691,116
         50            16,330,237   16,330,237    16,330,237
         51            18,150,809   18,150,809    18,150,809
         52            20,172,917   20,172,917    20,172,917
         53            22,418,874   22,418,874    22,418,874
         54            24,913,457   24,913,457    24,913,457
         55            27,684,191   27,684,191    27,684,191


--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
*   In the absence of an additional premium, the Policy would lapse.

The illustration above is based on the following assumptions:
(1) Assumes that no Policy loans have been made.
(2) Current values reflect applicable premium expense charge, current cost of insurance rates, a monthly administration fee of $.06 per $1,000 of Basic Face Amount per month in Policy Years 1 through 9, and a monthly mortality and expense risk charge equal to 0.075% multiplied by the Variable Account Value, (which is equivalent to an annual rate of 0.90% of such amount) during Policy Years 1 through 10 and 0.021% multiplied by the Variable Account Value, (which is equivalent to an annual rate of 0.25% of such amount) during Policy Years 11 and thereafter.
(3) Net investment returns are calculated as the hypothetical gross investment returns less all charges and deductions shown in the prospectus.
(4) Assumes that the planned premium payment is made at the beginning of the Policy Year. Values would be different if the premiums are paid with a different frequency or in different amounts.

    THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS INCLUDING THE INVESTMENT ALLOCATIONS MADE BY AN OWNER, PREVAILING RATES AND RATES OF INFLATION. THE DEATH BENEFIT AND POLICY VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL RATES OF RETURN AVERAGED 0%, 6% OR 12% OVER A PERIOD OF YEARS BUT ALSO FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATION CAN BE MADE BY THE COMPANY OR THE FUNDS THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

ILLUSTRATION OF POLICY VALUES
PROTECTIVE LIFE INSURANCE COMPANY
INSURED 1:  MALE   ISSUE AGE 55;  NON-SMOKER
INSURED 2:  FEMALE  ISSUE AGE 55;  NON-SMOKER


                       $11,537.15 ANNUAL PLANNED PREMIUM
                          $1,000,000 BASIC FACE AMOUNT
                             DEATH BENEFIT OPTION A
                    USING GUARANTEED COST OF INSURANCE RATES


                           PREMIUM                0% HYPOTHETICAL                      6% HYPOTHETICAL
                         ACCUMULATED          GROSS INVESTMENT RETURNS             GROSS INVESTMENT RETURNS
       END OF                 AT         ----------------------------------   ----------------------------------
       POLICY            5% INTEREST      POLICY     SURRENDER      DEATH      POLICY     SURRENDER      DEATH
        YEAR               PER YEAR       VALUE        VALUE       BENEFIT     VALUE        VALUE       BENEFIT
---------------------   --------------   --------   -----------   ---------   --------   -----------   ---------
          1                  12,114        8,973          897     2,220,000     9,543        1,467     2,220,000
          2                  24,834       17,675        9,599     2,220,000    19,368       11,292     2,220,000
          3                  38,189       26,087       18,588     2,220,000    29,464       21,965     2,220,000
          4                  52,213       34,191       27,269     2,220,000    39,818       32,896     2,220,000
          5                  66,938       41,964       35,618     1,000,000    50,412       44,066     1,000,000
          6                  82,398       50,110       44,341     1,000,000    62,000       56,231     1,000,000
          7                  98,632       57,842       52,650     1,000,000    73,799       68,607     1,000,000
          8                 115,678       65,106       60,491     1,000,000    85,759       81,144     1,000,000
          9                 133,576       71,830       67,792     1,000,000    97,811       93,773     1,000,000
         10                 152,369       78,818       75,357     1,000,000   110,788      107,327     1,000,000
         11                 172,101       85,469       82,585     1,000,000   124,136      121,252     1,000,000
         12                 192,820       91,278       88,971     1,000,000   137,350      135,043     1,000,000
         13                 214,575       96,141       96,141     1,000,000   150,324      150,324     1,000,000
         14                 237,418       99,947       99,947     1,000,000   162,944      162,944     1,000,000
         15                 261,403      102,558      102,558     1,000,000   175,071      175,071     1,000,000
         16                 286,587      103,776      103,776     1,000,000   186,506      186,506     1,000,000
         17                 313,030      103,258      103,258     1,000,000   196,918      196,918     1,000,000
         18                 340,796      100,792      100,792     1,000,000   206,089      206,089     1,000,000
         19                 369,950       95,839       95,839     1,000,000   213,506      213,506     1,000,000
         20                 400,561       87,848       87,848     1,000,000   218,638      218,638     1,000,000
         21                 432,703       76,219       76,219     1,000,000   220,907      220,907     1,000,000
         22                 466,453       60,278       60,278     1,000,000   219,656      219,656     1,000,000
         23                 501,889       39,270       39,270     1,000,000   214,143      214,143     1,000,000
         24                 539,098       12,326       12,326     1,000,000   203,504      203,504     1,000,000
         25                 578,167            *            *             *   186,606      186,606     1,000,000
         26                 619,189            *            *             *   161,890      161,890     1,000,000
         27                 662,262            *            *             *   127,234      127,234     1,000,000
         28                 707,489            *            *             *    79,706       79,706     1,000,000
         29                 754,978            *            *             *    15,294       15,294     1,000,000
         30                 804,841            *            *             *         *            *             *
         31                 857,197            *            *             *         *            *             *
         32                 912,171            *            *             *         *            *             *
         33                 969,893            *            *             *         *            *             *
         34               1,030,502            *            *             *         *            *             *
         35               1,094,141            *            *             *         *            *             *
         36               1,160,962            *            *             *         *            *             *
         37               1,231,124            *            *             *         *            *             *
         38               1,304,795            *            *             *         *            *             *
         39               1,382,148            *            *             *         *            *             *
         40               1,463,370            *            *             *         *            *             *
         41               1,548,652            *            *             *         *            *             *
         42               1,638,199            *            *             *         *            *             *
         43               1,732,223            *            *             *         *            *             *
         44               1,830,948            *            *             *         *            *             *
         45               1,934,609            *            *             *         *            *             *
         46               2,043,454            *            *             *         *            *             *
         47               2,157,741            *            *             *         *            *             *
         48               2,277,742            *            *             *         *            *             *
         49               2,403,743            *            *             *         *            *             *
         50               2,536,044            *            *             *         *            *             *
         51               2,674,960            *            *             *         *            *             *
         52               2,820,822            *            *             *         *            *             *
         53               2,973,977            *            *             *         *            *             *
         54               3,134,790            *            *             *         *            *             *
         55               3,303,643            *            *             *         *            *             *

                                 12% HYPOTHETICAL
                             GROSS INVESTMENT RETURNS
       END OF          -------------------------------------
       POLICY            POLICY      SURRENDER      DEATH
        YEAR             VALUE         VALUE       BENEFIT
---------------------  ----------   -----------   ----------
          1                10,113        2,037     2,220,000
          2                21,130       13,054     2,220,000
          3                33,119       25,620     2,220,000
          4                46,154       39,232     2,220,000
          5                60,311       53,965     1,000,000
          6                76,495       70,726     1,000,000
          7                94,044       88,852     1,000,000
          8               113,042      108,427     1,000,000
          9               133,567      129,529     1,000,000
         10               156,645      153,184     1,000,000
         11               181,956      179,072     1,000,000
         12               209,212      206,904     1,000,000
         13               238,549      238,549     1,000,000
         14               270,134      270,134     1,000,000
         15               304,147      304,147     1,000,000
         16               340,772      340,772     1,000,000
         17               380,145      380,145     1,000,000
         18               422,583      422,583     1,000,000
         19               468,283      468,283     1,000,000
         20               517,591      517,591     1,000,000
         21               571,019      571,019     1,000,000
         22               629,290      629,290     1,000,000
         23               693,400      693,400     1,000,000
         24               764,700      764,700     1,000,000
         25               844,974      844,974     1,000,000
         26               936,605      936,605     1,000,000
         27             1,040,335    1,040,335     1,092,352
         28             1,153,686    1,153,686     1,211,370
         29             1,277,365    1,277,365     1,341,234
         30             1,412,144    1,412,144     1,482,751
         31             1,558,825    1,558,825     1,636,766
         32             1,718,259    1,718,259     1,804,172
         33             1,891,329    1,891,329     1,985,896
         34             2,078,972    2,078,972     2,182,921
         35             2,282,140    2,282,140     2,396,247
         36             2,501,809    2,501,809     2,601,882
         37             2,744,759    2,744,759     2,827,102
         38             3,014,796    3,014,796     3,075,092
         39             3,316,607    3,316,607     3,349,773
         40             3,656,076    3,656,076     3,656,076
         41             4,036,789    4,036,789     4,036,789
         42             4,455,856    4,455,856     4,455,856
         43             4,917,143    4,917,143     4,917,143
         44             5,424,901    5,424,901     5,424,901
         45             5,983,814    5,983,814     5,983,814
         46             6,659,037    6,659,037     6,659,037
         47             7,409,006    7,409,006     7,409,006
         48             8,241,998    8,241,998     8,241,998
         49             9,167,201    9,167,201     9,167,201
         50            10,194,824   10,194,824    10,194,824
         51            11,336,206   11,336,206    11,336,206
         52            12,603,938   12,603,938    12,603,938
         53            14,012,008   14,012,008    14,012,008
         54            15,575,952   15,575,952    15,575,952
         55            17,313,024   17,313,024    17,313,024


--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
*   In the absence of an additional premium, the Policy would lapse.

The illustration above is based on the following assumptions:
(1) Assumes that no Policy loans have been made.
(2) Guaranteed values reflect applicable premium expense charge, guaranteed cost of insurance rates, a monthly administration fee of $.075 per $1,000 of Basic Face Amount per month in Policy Years 1 through 9, and a monthly mortality and expense risk charge equal to 0.075% multiplied by the Variable Account Value, (which is equivalent to an annual rate of 0.90% of such amount) during all Policy Years.

(3) Net investment returns are calculated as the hypothetical gross investment returns less all charges and deductions shown in the prospectus.

(4) Assumes that the planned premium payment is made at the beginning of the Policy Year. Values would be different if the premiums are paid with a different frequency or in different amounts.

    THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS INCLUDING THE INVESTMENT ALLOCATIONS MADE BY AN OWNER, PREVAILING RATES AND RATES OF INFLATION. THE DEATH BENEFIT AND POLICY VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL RATES OF RETURN AVERAGED 0%, 6% OR 12% OVER A PERIOD OF YEARS BUT ALSO FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATION CAN BE MADE BY THE COMPANY OR THE FUNDS THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

ILLUSTRATION OF POLICY VALUES
PROTECTIVE LIFE INSURANCE COMPANY
INSURED 1:  MALE   ISSUE AGE 55;  NON-SMOKER
INSURED 2:  FEMALE  ISSUE AGE 55;  NON-SMOKER


                       $11,537.15 ANNUAL PLANNED PREMIUM
                          $1,000,000 BASIC FACE AMOUNT
                             DEATH BENEFIT OPTION B
                     USING CURRENT COST OF INSURANCE RATES


                           PREMIUM                0% HYPOTHETICAL                      6% HYPOTHETICAL
                         ACCUMULATED          GROSS INVESTMENT RETURNS             GROSS INVESTMENT RETURNS
       END OF                 AT         ----------------------------------   ----------------------------------
       POLICY            5% INTEREST      POLICY     SURRENDER      DEATH      POLICY     SURRENDER      DEATH
        YEAR               PER YEAR       VALUE        VALUE       BENEFIT     VALUE        VALUE       BENEFIT
---------------------   --------------   --------   -----------   ---------   --------   -----------   ---------
          1                  12,114        9,434        1,358     2,229,434    10,027        1,951     2,230,027
          2                  24,834       18,682       10,606     2,238,682    20,452       12,376     2,240,452
          3                  38,189       27,728       20,229     2,247,728    31,273       23,774     2,251,273
          4                  52,213       36,569       29,646     2,256,569    42,499       35,577     2,262,499
          5                  66,938       45,200       38,854     1,045,200    54,138       47,792     1,054,138
          6                  82,398       54,180       48,412     1,054,180    66,796       61,027     1,066,796
          7                  98,632       62,924       57,732     1,062,924    79,900       74,708     1,079,900
          8                 115,678       71,416       66,801     1,071,416    93,450       88,835     1,093,450
          9                 133,576       79,638       75,600     1,079,638   107,439      103,401     1,107,439
         10                 152,369       88,276       84,815     1,088,276   122,590      119,129     1,122,590
         11                 172,101       97,550       94,666     1,097,550   139,446      136,561     1,139,446
         12                 192,820      106,495      104,188     1,106,495   156,884      154,577     1,156,884
         13                 214,575      115,075      115,075     1,115,075   174,892      174,892     1,174,892
         14                 237,418      123,248      123,248     1,123,248   193,450      193,450     1,193,450
         15                 261,403      130,964      130,964     1,130,964   212,528      212,528     1,212,528
         16                 286,587      138,152      138,152     1,138,152   232,070      232,070     1,232,070
         17                 313,030      144,695      144,695     1,144,695   251,974      251,974     1,251,974
         18                 340,796      150,513      150,513     1,150,513   272,166      272,166     1,272,166
         19                 369,950      155,425      155,425     1,155,425   292,463      292,463     1,292,463
         20                 400,561      159,245      159,245     1,159,245   312,668      312,668     1,312,668
         21                 432,703      161,774      161,774     1,161,774   332,558      332,558     1,332,558
         22                 466,453      162,797      162,797     1,162,797   351,879      351,879     1,351,879
         23                 501,889      162,091      162,091     1,162,091   370,357      370,357     1,370,357
         24                 539,098      159,425      159,425     1,159,425   387,689      387,689     1,387,689
         25                 578,167      154,514      154,514     1,154,514   403,505      403,505     1,403,505
         26                 619,189      145,531      145,531     1,145,531   415,816      415,816     1,415,816
         27                 662,262      133,141      133,141     1,133,141   425,093      425,093     1,425,093
         28                 707,489      116,742      116,742     1,116,742   430,525      430,525     1,430,525
         29                 754,978       95,631       95,631     1,095,631   431,153      431,153     1,431,153
         30                 804,841       69,127       69,127     1,069,127   425,986      425,986     1,425,986
         31                 857,197       36,562       36,562     1,036,562   413,992      413,992     1,413,992
         32                 912,171            0            0             0   394,156      394,156     1,394,156
         33                 969,893            0            0             0   365,432      365,432     1,365,432
         34               1,030,502            0            0             0   326,824      326,824     1,326,824
         35               1,094,141            0            0             0   277,239      277,239     1,277,239
         36               1,160,962            0            0             0   215,539      215,539     1,215,539
         37               1,231,124            0            0             0   140,421      140,421     1,140,421
         38               1,304,795            0            0             0    50,305       50,305     1,050,305
         39               1,382,148            0            0             0         0            0             0
         40               1,463,370            0            0             0         0            0             0
         41               1,548,652            0            0             0         0            0             0
         42               1,638,199            0            0             0         0            0             0
         43               1,732,223            0            0             0         0            0             0
         44               1,830,948            0            0             0         0            0             0
         45               1,934,609            0            0             0         0            0             0
         46               2,043,454            0            0             0         0            0             0
         47               2,157,741            0            0             0         0            0             0
         48               2,277,742            0            0             0         0            0             0
         49               2,403,743            0            0             0         0            0             0
         50               2,536,044            0            0             0         0            0             0
         51               2,674,960            0            0             0         0            0             0
         52               2,820,822            0            0             0         0            0             0
         53               2,973,977            0            0             0         0            0             0
         54               3,134,790            0            0             0         0            0             0
         55               3,303,643            0            0             0         0            0             0

                                 12% HYPOTHETICAL
                             GROSS INVESTMENT RETURNS
       END OF          -------------------------------------
       POLICY            POLICY      SURRENDER      DEATH
        YEAR             VALUE         VALUE       BENEFIT
---------------------  ----------   -----------   ----------
          1                10,620        2,544     2,230,620
          2                22,294       14,218     2,242,294
          3                35,109       27,609     2,255,109
          4                49,171       42,249     2,269,171
          5                64,597       58,252     1,064,597
          6                82,149       76,381     1,082,149
          7               101,391       96,199     1,101,391
          8               122,473      117,858     1,122,473
          9               145,555      141,517     1,145,555
         10               171,565      168,104     1,171,565
         11               201,691      198,807     1,201,691
         12               234,834      232,527     1,234,834
         13               271,276      271,276     1,271,276
         14               311,326      311,326     1,311,326
         15               355,314      355,314     1,355,314
         16               403,582      403,582     1,403,582
         17               456,463      456,463     1,456,463
         18               514,361      514,361     1,514,361
         19               577,614      577,614     1,577,614
         20               646,592      646,592     1,646,592
         21               721,688      721,688     1,721,688
         22               803,314      803,314     1,803,314
         23               891,923      891,923     1,891,923
         24               987,996      987,996     1,987,996
         25             1,092,014    1,092,014     2,092,014
         26             1,202,860    1,202,860     2,202,860
         27             1,321,928    1,321,928     2,321,928
         28             1,449,421    1,449,421     2,449,421
         29             1,585,450    1,585,450     2,585,450
         30             1,730,151    1,730,151     2,730,151
         31             1,883,684    1,883,684     2,883,684
         32             2,046,295    2,046,295     3,046,295
         33             2,218,272    2,218,272     3,218,272
         34             2,400,039    2,400,039     3,400,039
         35             2,592,016    2,592,016     3,592,016
         36             2,794,677    2,794,677     3,794,677
         37             3,008,429    3,008,429     4,008,429
         38             3,233,505    3,233,505     4,233,505
         39             3,469,738    3,469,738     4,469,738
         40             3,715,598    3,715,598     4,715,598
         41             3,973,047    3,973,047     4,973,047
         42             4,246,348    4,246,348     5,246,348
         43             4,526,565    4,526,565     5,526,565
         44             4,828,543    4,828,543     5,828,543
         45             5,158,237    5,158,237     6,158,237
         46             5,742,068    5,742,068     6,742,068
         47             6,390,529    6,390,529     7,390,529
         48             7,110,775    7,110,775     8,110,775
         49             7,910,752    7,910,752     8,910,752
         50             8,799,286    8,799,286     9,799,286
         51             9,786,182    9,786,182    10,786,182
         52            10,882,326   10,882,326    11,882,326
         53            12,099,814   12,099,814    13,099,814
         54            13,452,078   13,452,078    14,452,078
         55            14,954,037   14,954,037    15,954,037


--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
*   In the absence of an additional premium, the Policy would lapse.

The illustration above is based on the following assumptions:
(1) Assumes that no Policy loans have been made.
(2) Current values reflect applicable premium expense charge, current cost of insurance rates, a monthly administration fee of $.06 per $1,000 of Basic Face Amount per month in Policy Years 1 through 9, and a monthly mortality and expense risk charge equal to 0.075% multiplied by the Variable Account Value, (which is equivalent to an annual rate of 0.90% of such amount) during Policy Years 1 through 10 and 0.021% multiplied by the Variable Account Value, (which is equivalent to an annual rate of 0.25% of such amount) during Policy Years 11 and thereafter.
(3) Net investment returns are calculated as the hypothetical gross investment returns less all charges and deductions shown in the prospectus.
(4) Assumes that the planned premium payment is made at the beginning of the Policy Year. Values would be different if the premiums are paid with a different frequency or in different amounts.

    THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS INCLUDING THE INVESTMENT ALLOCATIONS MADE BY AN OWNER, PREVAILING RATES AND RATES OF INFLATION. THE DEATH BENEFIT AND POLICY VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL RATES OF RETURN AVERAGED 0%, 6% OR 12% OVER A PERIOD OF YEARS BUT ALSO FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATION CAN BE MADE BY THE COMPANY OR THE FUNDS THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

ILLUSTRATION OF POLICY VALUES
PROTECTIVE LIFE INSURANCE COMPANY
INSURED 1:  MALE   ISSUE AGE 55;  NON-SMOKER
INSURED 2:  FEMALE  ISSUE AGE 55;  NON-SMOKER


                       $11,537.15 ANNUAL PLANNED PREMIUM
                          $1,000,000 BASIC FACE AMOUNT
                             DEATH BENEFIT OPTION B
                    USING GUARANTEED COST OF INSURANCE RATES


                           PREMIUM                0% HYPOTHETICAL                      6% HYPOTHETICAL
                         ACCUMULATED          GROSS INVESTMENT RETURNS             GROSS INVESTMENT RETURNS
       END OF                 AT         ----------------------------------   ----------------------------------
       POLICY            5% INTEREST      POLICY     SURRENDER      DEATH      POLICY     SURRENDER      DEATH
        YEAR               PER YEAR       VALUE        VALUE       BENEFIT     VALUE        VALUE       BENEFIT
---------------------   --------------   --------   -----------   ---------   --------   -----------   ---------
          1                  12,114        8,972         896      2,228,972     9,542        1,466     2,229,542
          2                  24,834       17,671       9,595      2,237,671    19,364       11,288     2,239,364
          3                  38,189       26,076      18,577      2,246,076    29,451       21,952     2,249,451
          4                  52,213       34,164      27,242      2,254,164    39,786       32,864     2,259,786
          5                  66,938       41,909      35,563      1,041,909    50,344       43,999     1,050,344
          6                  82,398       50,009      44,241      1,050,009    61,872       56,104     1,061,872
          7                  98,632       57,673      52,481      1,057,673    73,577       68,385     1,073,577
          8                 115,678       64,836      60,221      1,064,836    85,392       80,777     1,085,392
          9                 133,576       71,416      67,378      1,071,416    97,227       93,189     1,097,227
         10                 152,369       78,204      74,743      1,078,204   109,889      106,428     1,109,889
         11                 172,101       84,580      81,696      1,084,580   122,787      119,903     1,122,787
         12                 192,820       90,021      87,714      1,090,021   135,371      133,064     1,135,371
         13                 214,575       94,404      94,404      1,094,404   147,486      147,486     1,147,486
         14                 237,418       97,603      97,603      1,097,603   158,959      158,959     1,158,959
         15                 261,403       99,459      99,459      1,099,459   169,581      169,581     1,169,581
         16                 286,587       99,753      99,753      1,099,753   179,063      179,063     1,179,063
         17                 313,030       98,113      98,113      1,098,113   186,945      186,945     1,186,945
         18                 340,796       94,325      94,325      1,094,325   192,904      192,904     1,192,904
         19                 369,950       87,829      87,829      1,087,829   196,242      196,242     1,196,242
         20                 400,561       78,092      78,092      1,078,092   196,250      196,250     1,196,250
         21                 432,703       64,584      64,584      1,064,584   192,183      192,183     1,192,183
         22                 466,453       46,773      46,773      1,046,773   183,250      183,250     1,183,250
         23                 501,889       24,142      24,142      1,024,142   168,640      168,640     1,168,640
         24                 539,098            *           *              *   147,514      147,514     1,147,514
         25                 578,167            *           *              *   118,888      118,888     1,118,888
         26                 619,189            *           *              *    81,534       81,534     1,081,534
         27                 662,262            *           *              *    33,967       33,967     1,033,967
         28                 707,489            *           *              *         *            *             *
         29                 754,978            *           *              *         *            *             *
         30                 804,841            *           *              *         *            *             *
         31                 857,197            *           *              *         *            *             *
         32                 912,171            *           *              *         *            *             *
         33                 969,893            *           *              *         *            *             *
         34               1,030,502            *           *              *         *            *             *
         35               1,094,141            *           *              *         *            *             *
         36               1,160,962            *           *              *         *            *             *
         37               1,231,124            *           *              *         *            *             *
         38               1,304,795            *           *              *         *            *             *
         39               1,382,148            *           *              *         *            *             *
         40               1,463,370            *           *              *         *            *             *
         41               1,548,652            *           *              *         *            *             *
         42               1,638,199            *           *              *         *            *             *
         43               1,732,223            *           *              *         *            *             *
         44               1,830,948            *           *              *         *            *             *
         45               1,934,609            *           *              *         *            *             *
         46               2,043,454            *           *              *         *            *             *
         47               2,157,741            *           *              *         *            *             *
         48               2,277,742            *           *              *         *            *             *
         49               2,403,743            *           *              *         *            *             *
         50               2,536,044            *           *              *         *            *             *
         51               2,674,960            *           *              *         *            *             *
         52               2,820,822            *           *              *         *            *             *
         53               2,973,977            *           *              *         *            *             *
         54               3,134,790            *           *              *         *            *             *
         55               3,303,643            *           *              *         *            *             *

                                12% HYPOTHETICAL
                            GROSS INVESTMENT RETURNS
       END OF          ----------------------------------
       POLICY           POLICY     SURRENDER      DEATH
        YEAR            VALUE        VALUE       BENEFIT
---------------------  --------   -----------   ---------
          1             10,113        2,037     2,230,113
          2             21,126       13,050     2,241,126
          3             33,105       25,606     2,253,105
          4             46,116       39,194     2,266,116
          5             60,229       53,883     1,060,229
          6             76,334       70,566     1,076,334
          7             93,753       88,562     1,093,753
          8            112,543      107,929     1,112,543
          9            132,745      128,707     1,132,745
         10            155,330      151,868     1,155,330
         11            179,905      177,021     1,179,905
         12            206,084      203,777     1,206,084
         13            233,881      233,881     1,233,881
         14            263,302      263,302     1,263,302
         15            294,320      294,320     1,294,320
         16            326,836      326,836     1,326,836
         17            360,576      360,576     1,360,576
         18            395,396      395,396     1,395,396
         19            430,769      430,769     1,430,769
         20            466,132      466,132     1,466,132
         21            500,855      500,855     1,500,855
         22            534,234      534,234     1,534,234
         23            565,503      565,503     1,565,503
         24            593,827      593,827     1,593,827
         25            618,173      618,173     1,618,173
         26            637,192      637,192     1,637,192
         27            649,188      649,188     1,649,188
         28            652,048      652,048     1,652,048
         29            643,261      643,261     1,643,261
         30            620,216      620,216     1,620,216
         31            580,140      580,140     1,580,140
         32            520,240      520,240     1,520,240
         33            437,496      437,496     1,437,496
         34            328,849      328,849     1,328,849
         35            190,780      190,780     1,190,780
         36             19,410       19,410     1,019,410
         37                  *            *             *
         38                  *            *             *
         39                  *            *             *
         40                  *            *             *
         41                  *            *             *
         42                  *            *             *
         43                  *            *             *
         44                  *            *             *
         45                  *            *             *
         46                  *            *             *
         47                  *            *             *
         48                  *            *             *
         49                  *            *             *
         50                  *            *             *
         51                  *            *             *
         52                  *            *             *
         53                  *            *             *
         54                  *            *             *
         55                  *            *             *


--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
*   In the absence of an additional premium, the Policy would lapse.

The illustration above is based on the following assumptions:
(1) Assumes that no Policy loans have been made.
(2) Guaranteed values reflect applicable premium expense charge, guaranteed cost of insurance rates, a monthly administration fee of $.075 per $1,000 of Basic Face Amount per month in Policy Years 1 through 9, and a monthly mortality and expense risk charge equal to 0.075% multiplied by the Variable Account Value, (which is equivalent to an annual rate of 0.90% of such amount) during all Policy Years.
(3) Net investment returns are calculated as the hypothetical gross investment returns less all charges and deductions shown in the prospectus.

(4) Assumes that the planned premium payment is made at the beginning of the Policy Year. Values would be different if the premiums are paid with a different frequency or in different amounts.

    THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS INCLUDING THE INVESTMENT ALLOCATIONS MADE BY AN OWNER, PREVAILING RATES AND RATES OF INFLATION. THE DEATH BENEFIT AND POLICY VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL RATES OF RETURN AVERAGED 0%, 6% OR 12% OVER A PERIOD OF YEARS BUT ALSO FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATION CAN BE MADE BY THE COMPANY OR THE FUNDS THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                      OTHER POLICY BENEFITS AND PROVISIONS

LIMITS ON RIGHTS TO CONTEST THE POLICY

    INCONTESTABILITY. Unless fraud is involved, Protective Life will not contest the Policy, or any supplemental rider, after the Policy or rider has been in force during the Joint Insureds' lifetime for two years from the Policy Effective Date or the effective date of the rider. Protective Life will not contest an increase in the Face Amount with respect to statements made in the evidence of insurability for that increase after the increase has been in force during the life of the Joint Insureds for two years after the effective date of the increase.

    SUICIDE EXCLUSION. If either of the Joint Insureds commits suicide, while sane or insane, within two years from the Policy Effective Date and while the Policy is in force, Protective Life's total liability will be limited to the premium payments made before death, less any Policy Debt and any withdrawals and the Policy will be terminated as of the date of such suicide. If either of the Joint Insureds commits suicide while sane or insane within two years from the effective date of any increase in Face Amount, Protective Life's total liability with respect to the increase will be limited to the sum of the monthly cost of insurance charges made for that increase.

CHANGES IN THE POLICY OR BENEFITS

    MISSTATEMENT OF AGE OR SEX. If the age or sex of either Joint Insured has been misstated in the application for the Policy, increases in Supplemental Face Amount or in any application for supplemental riders, the Death Benefit under the Policy or such supplemental riders is the amount which would have been provided by the most recent cost of insurance charge, and the cost of such supplemental riders, at the correct age and sex.

    OTHER CHANGES. At any time Protective Life may make such changes in the Policy as are necessary to assure compliance with any applicable laws, regulations or rulings issued by a government agency. This includes, but is not limited to, changes necessary to comply at all times with the definition of life insurance prescribed by the Internal Revenue Code. Any such changes will apply uniformly to all affected Policies and Owners will receive notification of such changes.

SUSPENSION OR DELAY IN PAYMENTS

    Protective Life will ordinarily pay any Death Benefit proceeds, Policy loans, withdrawals, or surrenders within seven calendar days after receipt at the Home Office of all the documents required for such a payment. Other than the Death Benefit, which is determined as of the date of death, the amount will be determined as of the date of receipt of all required documents. However, Protective Life may delay making a payment or processing a transfer request if
(1) the New York Stock Exchange is closed for other than a regular holiday or weekend, trading on the Exchange is restricted by the SEC, or the SEC declares that an emergency exists as a result of which the disposal or valuation of Variable Account assets is not reasonably practicable; or (2) the SEC by order permits postponement of payment to protect Owners. (See also "Payments from the Fixed Account".)

    When applied to distributions from the Fixed Account, Protective Life may defer payment of Death Benefit proceeds for up to two months and defer payment of withdrawals, surrenders and policy loans (unless the loan is for the payment of a premium to Protective Life) for up to six months after we receive your written request. If Protective Life delays payment on a surrender, you will be paid interest at the rate state law sets (if any) beginning at the time of the surrender request.

REPORTS TO POLICY OWNERS

    Each year you will be sent a report at your last known address showing, as of the end of the current report period: the Death Benefit; Policy Value; Fixed Account Value; Variable Account Value; Loan Account Value; Sub-Account Values; premiums paid since the last report; withdrawals since the last report;

any Policy loans and accrued interest; Surrender Value; current Net Premium allocations; charges deducted since the last report; and any other information required by law. You will also be sent an annual and a semi-annual report for each Fund underlying a Sub-Account to which you have allocated Policy Value, including a list of the securities held in each Fund, as required by the 1940 Act. In addition, when you pay premiums or request any other financial transaction under your Policy you will receive a written confirmation of these transactions.

ASSIGNMENT

    The Policy may be assigned in accordance with its terms. In order for any assignment to be binding upon Protective Life, it must be in writing and filed at the Home Office. Once Protective Life has received a signed copy of the assignment, the Owner's rights and the interest of any beneficiary (or any other person) will be subject to the assignment. Protective Life assumes no responsibility for the validity or sufficiency of any assignment. An assignment is subject to any Policy Debt. An assignment may result in certain amounts being subject to income tax and a 10% penalty tax. (See "Tax Considerations".)

ARBITRATION

    The Policy provides that any controversy, dispute or claim by any Owner(s), Joint Insureds, or beneficiary (a "claimant") arising out of insurance provided under the Policy will be submitted to binding arbitration pursuant to the Federal Arbitration Act. Arbitration will be binding upon any claimant as well as Protective Life and may not be set aside in later litigation except upon the limited circumstances set forth in the Federal Arbitration Act. Arbitration expenses will be borne by the losing party or in such proportion as the arbitrator(s) shall decide. Consult the Policy for additional information. This provision does not apply to Policies issued in certain states. The application for the Policy will indicate whether your Policy will be subject to an arbitration provision.

SUPPLEMENTAL RIDERS

    Supplemental riders may be available in connection with your Policy. Monthly charges for any such riders will be deducted from your Policy Value as part of the Monthly Deduction. (See "Monthly Deduction".) Any available supplemental riders will provide fixed benefits that do not vary with the investment experience of the Variable Account.

REINSURANCE

    The Company may reinsure a portion of the risks assumed under the Policies.

                               USES OF THE POLICY

    Life insurance, including variable life insurance, can be used to provide for many individual and business needs, in addition to providing a death benefit. Possible applications of a variable life insurance policy, such as this Policy include: (1) serving as vehicle for accumulating funds for a college education, (2) estate planning, (3) serving as an investment vehicle on various types of deferred compensation arrangements, (4) buy-sell arrangements,
(5) split dollar arrangements, and (6) a supplement to other retirement plans.

    As with any investment, using this Policy under these or other applications entails certain risks. For example, if investment performance of Sub-Accounts to which Policy Value is allocated is poorer than expected or if sufficient premiums are not paid, the Policy may lapse or may not accumulate Cash Value or Surrender Value sufficient to adequately fund the application for which the Policy was purchased. Similarly, certain transactions under a Policy entail risks in connection with the application for which the Policy is purchased. Withdrawals, policy loans and interest paid on policy loans may significantly affect current and future Policy Value, Cash Value, Surrender Value or Death Benefit Proceeds. If, for example, a policy loan is taken but not repaid prior to the death of the Last Survivor of the Joint Insureds, the Policy

Debt is subtracted from the Death Benefit in computing the Death Benefit Proceeds to be paid to a beneficiary.

    Prior to utilizing this Policy for the above applications you should consider whether the anticipated duration of the Policy is appropriate for the application for which you intend to purchase it.

    In addition, you need to consider the tax implications of using the Policy with these applications. (The tax implications of using this Policy with these applications can be complex and generally are not addressed in the discussion of "Tax Considerations" below.) Loans and withdrawals will affect the Policy Value and Death Benefit. There may be penalties and taxes if the policy is surrendered, lapses, matures or if a withdrawal is made. BECAUSE OF THESE RISKS, YOU NEED TO CAREFULLY CONSIDER HOW YOU USE THIS POLICY. THIS POLICY MAY NOT BE SUITABLE FOR ALL PERSONS, UNDER ANY OF THESE APPLICATIONS.

                               TAX CONSIDERATIONS

INTRODUCTION

    The following discussion of the federal income tax treatment of the Policy is not exhaustive, does not purport to cover all situations, and is not intended as tax advice. The federal income tax treatment of the Policy is unclear in certain circumstances, and a qualified tax adviser should always be consulted with regard to the application of law to individual circumstances. This discussion is based on the Internal Revenue Code of 1986, as amended (the "Code"), Treasury Department regulations, and interpretations existing on the date of this Prospectus. These authorities, however, are subject to change by Congress, the Treasury Department, and judicial decisions.


    This discussion does not address state or local tax consequences or federal estate or gift tax consequences associated with the purchase of the Policy. In addition, PROTECTIVE LIFE MAKES NO GUARANTEE REGARDING ANY TAX TREATMENT -- FEDERAL, STATE OR LOCAL -- OF ANY POLICY OR OF ANY TRANSACTION INVOLVING A POLICY.


TAX STATUS OF PROTECTIVE LIFE

    Protective Life is taxed as a life insurance company under the Code. Since the operations of the Variable Account are a part of, and are taxed with, the operations of Protective Life, the Variable Account is not separately taxed as a "regulated investment company" under the Code. Under existing federal income tax laws, Protective Life is not taxed on investment income and realized capital gains of the Variable Account, although Protective Life's federal taxes are increased in respect of the Policies because of the federal tax law's treatment of deferred acquisition costs. Currently, a charge for federal income taxes is not deducted from the Sub-Accounts or the Policy's Cash Value. However, Protective Life does deduct a premium expense charge from each premium payment in all Policy Years in part to compensate it for the federal tax treatment of deferred acquisition costs. Protective Life reserves the right in the future to make a charge against the Variable Account or the Cash Values of a Policy for any federal, state, or local income taxes that it incurs and determines to be properly attributable to the Variable Account or the Policy. Protective Life will promptly notify the Owner of any such charge.

TAXATION OF LIFE INSURANCE POLICIES

    TAX STATUS OF THE POLICY. Section 7702 of the Code establishes a statutory definition of life insurance for federal tax purposes. Protective Life believes that the Policy will meet the current statutory definition of life insurance, which places limitations on the amount of premiums that may be paid and the Policy Values that can accumulate relative to the Death Benefit. As a result, the Death Benefit payable under the Policy will generally be excludable from the Beneficiary's gross income, and interest and other income credited under the Policy will not be taxable unless certain withdrawals are made (or are deemed to be made) from the Policy prior to the Insured's death, as discussed below. This tax treatment will only apply, however, if (1) the investments of the Variable Account are "adequately diversified" in accordance with Treasury

Department regulations, and (2) Protective Life, rather than the Owner, is considered the owner of the assets of the Variable Account for federal income tax purposes.

        DIVERSIFICATION REQUIREMENTS. The Code and Treasury Department regulations prescribe the manner in which the investments of a segregated asset account, such as the Variable Account, are to be "adequately diversified". If the Variable Account fails to comply with these diversification standards, the Policy will not be treated as a life insurance contract for federal income tax purposes and the Owner would generally be taxable currently on the income on the contract (as defined in the tax law). Protective Life expects that the Variable Account, through the Funds, will comply with the diversification requirements prescribed by the Code and Treasury Department regulations.

        OWNERSHIP TREATMENT. In certain circumstances, variable life insurance contract owners may be considered the owners, for federal income tax purposes, of the assets of a segregated asset account, such as the Variable Account, used to support their contracts. In those circumstances, income and gains from the segregated asset account would be includible in the contract owners' gross income. The Internal Revenue Service (the "IRS") has stated in published rulings that a variable contract owner will be considered the owner of the assets of a segregated asset account if the owner possesses incidents of ownership in those assets, such as the ability to exercise investment control over the assets. In addition, the Treasury Department announced, in connection with the issuance of regulations concerning investment diversification, that those regulations "do not provide guidance concerning the circumstances in which investor control of the investments of a segregated asset account may cause the investor, rather than the insurance company, to be treated as the owner of the assets in the account". This announcement also stated that guidance would be issued by way of regulations or rulings on the "extent to which policyholders may direct their investments to particular sub-accounts [of a segregated asset account] without being treated as owners of the underlying assets". As of the date of this prospectus, no such guidance has been issued.

        The ownership rights under the Policy are similar to, but different in certain respects from, those described by the IRS in rulings in which it was determined that contract owners were not owners of the assets of a segregated asset account. For example, the Owner of this Policy has the choice of more investment options to which to allocate Premium Payments and Variable Account Values, and may be able to transfer among investment options more frequently, than in such rulings. These differences could result in the Policy Owner being treated as the owner of a portion of the assets of the Variable Account and thus subject to current taxation on the income and gains from those assets. In addition, Protective Life does not know what standards will be set forth in the regulations or rulings which the Treasury Department has stated it expects to issue. Protective Life therefore reserves the right to modify the Policy as necessary to attempt to prevent Owners from being considered the owners of the assets of the Variable Account. However, there is no assurance that such efforts would be successful.

    The remainder of this discussion assumes that the Policy will be treated as a life insurance contract for federal tax purposes.

    TAX TREATMENT OF LIFE INSURANCE DEATH BENEFIT PROCEEDS. In general, the amount of the Death Benefit Proceeds payable from a Policy by reason of the death of the Insured is excludable from gross income under Section 101 of the Code. Certain transfers of the Policy for valuable consideration, however, may result in a portion of the Death Benefit Proceeds being taxable.

    If the Death Benefit Proceeds are not received in a lump sum and are, instead, applied under either Settlement Options 1, 2, or 4, generally payments will be prorated between amounts attributable to the Death Benefit which will be excludable from the beneficiary's income and amounts attributable to interest (accruing after the Insured's death) which will be includible in the beneficiary's income. If the Death Benefit Proceeds are applied under Option 3 (Interest Income), the interest payments will be includible in the beneficiary's income.

    TAX DEFERRAL DURING ACCUMULATION PERIOD. Under existing provisions of the Code, except as described below, any increase in an Owner's Policy Value is generally not taxable to the Owner unless amounts are received (or are deemed to be received) from the Policy prior to the Insured's death. If there is a surrender of the Policy, an amount equal to the excess of the Cash Value over the "investment in the contract" will be includible in the Owner's income. The "investment in the contract" generally is the aggregate premiums paid less the aggregate amount received under the Policy previously to the extent such amounts received were excludable from gross income. Whether withdrawals (or other amounts deemed to be distributed) from the Policy constitute income to the Owner depends, in part, upon whether the Policy is considered a "modified endowment contract" ("MEC") for federal income tax purposes.


    POLICIES NOT OWNED BY INDIVIDUALS. In the case of Policies issued to a nonnatural taxpayer such as a corporation, or held for the benefit of such an entity, a portion of the taxpayer's otherwise deductible interest expenses may not be deductible as a result of ownership of a Policy even if no loans are taken under the Policy. An exception to the latter rule is provided for certain life insurance contracts which cover the life of only one individual who is a 20-percent owner, or an officer, director, or employee, of a trade or business. An additional exception is provided for a Policy owned by an entity engaged in a trade or business which covers the joint lives of a 20% owner of the entity and the owner's spouse at the time first covered by the Policy. Entities that are considering purchasing the Policy, or entities that will be beneficiaries under a Policy, should consult a tax advisor.


POLICIES WHICH ARE NOT MECS

    TAX TREATMENT OF WITHDRAWALS GENERALLY. If the Policy is not a MEC (described below), the amount of any withdrawal from the Policy generally will be treated first as non-taxable recovery of premium and then as income from the Policy. Thus, a withdrawal from a Policy that is not a MEC generally will not be includible in income except to the extent it exceeds the investment in the contract immediately before the withdrawal.

    CERTAIN DISTRIBUTIONS REQUIRED BY THE TAX LAW IN THE FIRST 15 POLICY
YEARS. As indicated above, Section 7702 places limitations on the amount of premiums that may be paid and the Policy Values that can accumulate relative to the Death Benefit. Where cash distributions are required under Section 7702 in connection with a reduction in benefits during the first 15 years after the Policy is issued (or if withdrawals are made in anticipation of a reduction in benefits, within the meaning of the tax law, during this period), some or all of such amounts may be includible in income notwithstanding the general rule described in the preceding paragraph. A reduction in benefits may result upon a decrease in the Face Amount, a change from one Death Benefit Option to the other, if withdrawals are made, and in certain other instances.

    TAX TREATMENT OF LOANS. If a Policy is not classified as a MEC, a loan received under the Policy generally will be treated as indebtedness of the Owner. As a result, no part of any loan under a Policy will constitute income to the Owner so long as the Policy remains in force. If a Policy lapses when a loan is outstanding, the amount of the loan outstanding will be treated as the proceeds of a surrender for purposes of determining whether any amounts are includable in the Owner's income.

    Generally, interest paid on any loans under this Policy will not be tax deductible. The non-deductibility of interest includes interest paid or accrued on indebtedness with respect to one or more life insurance policies owned by a taxpayer covering any individual who is or has been an officer or employee of, or financially interested in, any trade or business carried on by the taxpayer. A limited exception to this rule exists for certain interest paid in connection with certain "key person" insurance. In the case of interest paid in connection with a loan with respect to a Policy covering the life of any key person, interest is deductible only to the extent that the aggregate amount of loans under one or more life insurance policies does not exceed $50,000. Further, even as to such loans up to $50,000, interest would not be deductible if the Policy were deemed for federal tax purposes to be a single premium life insurance policy or, in certain circumstances, if the loans were treated as "systematic borrowing" within the meaning of the tax law. A "key person" is an individual who is either an officer or a twenty percent owner of the taxpayer. The maximum number of individuals who can be treated as key persons may not exceed the greater of (1) 5 individuals or (2) the lesser of 5 percent of the total number of officers and employees of the taxpayer or

20 individuals. Owners should consult a tax advisor regarding the deductibility of interest incurred in connection with this Policy.

POLICIES WHICH ARE MECS

    CHARACTERIZATION OF A POLICY AS A MEC. In general, a Policy will be considered a MEC for federal income tax purposes if (1) the Policy is received in exchange for a life insurance contract that was a MEC, or (2) the Policy is entered into after June 21, 1988 and premiums are paid into the Policy more rapidly than the rate defined by a "7-Pay Test". This test generally provides that a Policy will fail this test (and thus be considered a MEC) if the accumulated amount paid under the Policy at any time during the 1st 7 Policy Years exceeds the cumulative sum of the net level premiums which would have been paid to that time if the Policy provided for paid-up future benefits after the payment of 7 level annual premiums. A material change of the Policy (as defined in the tax law) will generally result in a re-application of the 7-Pay Test. Due to the coverage of Joint Insureds under the Policy, there is some uncertainty about how to apply the 7-Pay Test to the Policy. There are also special considerations regarding the application of the 7-Pay Test to the Policy. For example, a reduction in the Death Benefit at any time, such as may occur upon a partial surrender, may cause a Policy to be a MEC, resulting in the tax treatment described below applying.

    Protective Life will monitor the Policies and will attempt to notify Owners on a timely basis if a Policy is in jeopardy of becoming a MEC. The Policy Owner may then request that Protective Life take whatever steps are available to avoid treating the Policy as a MEC, if that is desired.

    TAX TREATMENT OF WITHDRAWALS, LOANS, ASSIGNMENTS AND PLEDGES UNDER MECS. If the Policy is a MEC, withdrawals from the Policy will be treated first as withdrawals of income and then as a recovery of premiums paid. Thus, withdrawals will be includible in income to the extent the Policy Value exceeds the investment in the contract. The amount of any Policy Debt will be treated as a withdrawal for tax purposes. In addition, the discussion of interest on loans and of lapses while loans are outstanding under the caption "Policies Which Are Not MECs" also applies to Policies which are MECs.

    If the Owner assigns or pledges any portion of the Policy Value (or agrees to assign or pledge any portion), such portion will be treated as a withdrawal for tax purposes. The Owner's investment in the contract is increased by the amount includible in income with respect to any assignment, pledge, or loan, though it is not affected by any other aspect of the assignment, pledge, or loan (including its release or repayment). Before assigning, pledging, or requesting a loan under a Policy treated as a MEC, an Owner should consult a qualified tax advisor.

    PENALTY TAX. Generally, proceeds of a surrender or a withdrawal (or the amount of any deemed withdrawal) from a MEC are subject to a penalty tax equal to 10% of the portion of the proceeds that is includible in income, unless the surrender or withdrawal is made (1) after the Owner attains age 59 1/2,
(2) because the Owner has become disabled (as defined in the tax law), or
(3) as substantially equal periodic payments over the life or life expectancy of the Owner (or the joint lives or life expectancies of the Owner and his or her beneficiary, as defined in the tax law).

    AGGREGATION OF POLICIES. All life insurance contracts which are treated as MECs and which are purchased by the same person from Protective Life or any of its affiliates within the same calendar year will be aggregated and treated as one contract for purposes of determining the tax on withdrawals (including deemed withdrawals). The effects of such aggregation are not clear; however, it could affect the amount of a withdrawal (or a deemed withdrawal) that is taxable and the amount which might be subject to the 10% penalty tax described above.

ACTIONS TO ENSURE COMPLIANCE WITH THE TAX LAW. -- Protective Life believes that the maximum amount of premiums it has determined for the Policies will comply with the federal tax definition of life insurance. However, there is some uncertainty with respect to this definition, and in particular regarding how it applies to a life insurance contract that covers more than one insured. Protective Life will monitor the amount of premiums paid, and, if the premiums paid exceed those permitted by the tax definition of life insurance, Protective Life will immediately refund the excess premiums. Protective Life also reserves the right to increase the Death Benefit (which may result in larger charges under a Policy) or to take any other action deemed necessary to ensure the compliance of the Policy with the federal tax definition of life insurance.

OTHER CONSIDERATIONS. -- Changing the Owner, exchanging the Policy, changing from one Death Benefit Option to another, and other changes under the Policy may have tax consequences (other than those discussed herein) depending on the circumstances of such change or withdrawal. Federal estate and state and local estate, inheritance and other tax consequences of ownership or receipt of Policy proceeds depend on the circumstances of each Policy Owner or beneficiary.


    The exchange of one life insurance contract for another life insurance contract generally is not taxed if the insured lives are the same under both contracts (unless cash is distributed or a loan is reduced or forgiven). Thus, in the case of an exchange involving the Policy, the other life insurance contract involved in the exchange must also cover the same Joint Insureds. In addition, the exercise of the Policy Split Option Endorsement may result in the taxation of the Policy as if there were a full surrender.


FEDERAL INCOME TAX WITHHOLDING


    Protective Life will withhold and remit to the federal government a part of the taxable portion of a surrender and withdrawal made under a Policy unless the Owner notifies Protective Life in writing at the Home Office and such notice is received at or before the time of the surrender or withdrawal that he or she elects not to have any amounts withheld. Regardless of whether the Owner requests that no taxes be withheld or whether Protective Life withholds a sufficient amount of taxes, the Owner will be responsible for the payment of any taxes including any penalty tax that may be due on the amounts received. The Owner may also be required to pay penalties under the estimated tax rules, if the Owner's withholding and estimated tax payments are insufficient to satisfy the Owner's total tax liability.


            OTHER INFORMATION ABOUT THE POLICIES AND PROTECTIVE LIFE

SALE OF THE POLICIES


    Investment Distributors, Inc. ("IDI"), a wholly-owned subsidiary of Protective Life Corporation, acts as a principal underwriter of the Policies. IDI also acts as principal underwriter of variable annuity contracts issued through Protective Variable Annuity Separate Account and separate accounts of certain affiliates of Protective Life. IDI is a registered broker-dealer under the Securities Exchange Act of 1934 and a member of the National Association of Securities Dealers, Inc. The Policies are sold by certain registered representatives of broker-dealers (including ProEquities, Inc., an affiliate of Protective Life and IDI) that have entered into selling agreements with IDI, who are also appointed and licensed as insurance agents of Protective Life. Registered representatives may be paid commissions on Policies they sell based on premiums paid in amounts up to 115% of a targeted first year premium payment. A targeted first year premium payment is approximately equal to your minimum initial premium on an annual basis. For premiums paid in the first Policy Year which exceed this targeted amount, registered representatives may receive up to 4.5% on premiums in excess of target. For premiums received during Policy Years two through ten, the registered representatives may be paid up to 5.0% on premiums. After the first ten Policy Years registered representatives may be paid up to 1.00% on premiums received and .25% on unloaned Policy Value. Other allowances and overrides, and non-cash compensation, also may be paid. Registered representatives who meet certain productivity and profitability standards may be eligible for additional compensation.


    Protective Life may reduce or waive the sales charge, administrative fees and/or any other charges on any Policy sold to (i) directors, officers or employees of Protective Life or any of its affiliates, (ii) employees and registered representatives of any broker-dealer that has entered into a selling agreement with Protective Life or IDI, as well as employees of such registered representatives and (iii) the immediate family of the above persons, due to the generally lower sales and administrative expenses attributable to such individuals. No such reduction or waiver will be permitted where it would be unfairly discriminatory against any person.

CORPORATE PURCHASERS

    The Policy may be available for individuals and for corporations and other institutions. For corporate or other group or sponsored arrangements, fee-only arrangements or clients of registered investment advisors purchasing one or more Policies, Protective Life may reduce the amount of the premium expense charge, monthly administration fee, or other charges where the expenses associated with the sale of the Policy or Policies or the underwriting or other administrative costs associated with the Policy or Policies are reduced. Sales, underwriting or other administrative expenses may be reduced for reasons such as expected economies resulting from a corporate purchase, a group or sponsored arrangement or arrangements, fee-only arrangements or clients of registered investment advisors.

PROTECTIVE LIFE DIRECTORS AND EXECUTIVE OFFICERS

    The following table sets forth the name, age, address and principal occupations during the past five years of each of Protective Life's directors and executive officers. The address for each of these individuals is c/o Protective Life Insurance Company 2801 Highway 280 South, Birmingham, Alabama 35223.


        NAME          AGE                     POSITION WITH PROTECTIVE LIFE
--------------------  ---  -------------------------------------------------------------------
Drayton Nabers, Jr.   59   Chairman of the Board and Director
John D. Johns         48   President and Director
R. Stephen Briggs     50   Executive Vice President and Director
Jim E. Massengale     58   Executive Vice President, Acquisitions and Director
A.S. Williams III     63   Executive Vice President, Investments, Treasurer and Director
Richard J. Bielen     39   Senior Vice President, Investments and Director
T. Davis Keyes        47   Senior Vice President, Information Services, and Director
Carolyn King          49   Senior Vice President, Investment Products and Director
Deborah J. Long       46   Senior Vice President, General Counsel, Secretary and Director
Steven A. Schultz     46   Senior Vice President, Financial Institutions and Director
Wayne E. Stuenkel     46   Senior Vice President and Chief Actuary and Director
Judy Wilson           42   Senior Vice President, Guaranteed Investment Contracts
Jerry W. DeFoor       47   Vice President and Controller, and Chief Accounting Officer



    Mr. Nabers has been Chairman of the Board and a Director of Protective Life since August 1996. Mr. Nabers has been Chairman of the Board and Chief Executive Officer of PLC and a Director since August 1996. From May 1994 to August 1996, Mr. Nabers was Chairman of the Board, President and Chief Executive Officer and a Director of PLC. Mr. Nabers has served in various capacities with PLC and its subsidiaries since 1979. He is also a director of Energen Corporation, National Bank of Commerce of Birmingham, and Alabama National Bancorporation.



    Mr. Johns has been President of Protective Life and President and Chief Operating Officer of PLC since August 1996. He was Executive Vice President and Chief Financial Officer of Protective Life and PLC from October 1993 to August 1996. He is a director of National Bank of Commerce of Birmingham and Alabama National Bancorporation and John H. Harland Company.



    Mr. Briggs has been Executive Vice President of Protective Life and PLC since October 1993 and has responsibility for the Individual Life Division. Mr. Briggs has been associated with PLC and its subsidiaries since 1977.


    Mr. Massengale has been Executive Vice President, Acquisitions of Protective Life and PLC since August 1996. From May 1992 to August 1996 he served as Senior Vice President of Protective Life and PLC. Mr. Massengale has been employed by PLC and its subsidaries since 1983.

    Mr. Williams has been Executive Vice President, Investments and Treasurer of Protective Life and PLC since August 1996. From July 1981 to August 1996 he was Senior Vice President, Investments and Treasurer of Protective Life and PLC. Mr. Williams has been employed by the PLC and its subsidiaries since 1964.


    Mr. Bielen has been Senior Vice President, Investments of Protective Life and PLC since August 1996. From August 1991 to August 1996, he was Vice President, Investments of Protective Life.


    Mr. Keyes has been Senior Vice President, Information Services of PLC since April, 1999. He was Vice President, Information Services of PLC from May 1993 to April 1999. He has been employed by Protective Life and PLC in various capacities since 1982.



    Ms. King has been Senior Vice President, Investment Products Division of Protective Life and PLC since April 1995.



    Ms. Long has been Senior Vice President, Secretary and General Counsel of Protective Life since September 1996 and of PLC since November 1996. Ms. Long was Senior Vice President and General Counsel of Protective Life from February 1994 to September 1996 and of PLC from February 1994 to November 1996.



    Mr. Schultz has been Senior Vice President, Financial Institutions of Protective Life and PLC since March 1993. Mr. Schultz has been employed by PLC and its subsidiaries since 1989.


    Mr. Stuenkel has been Senior Vice President and Chief Actuary of Protective Life and PLC since March 1987. Mr. Stuenkel is a Fellow in the Society of Actuaries and has been employed by PLC and its subsidiaries since 1978.


    Ms. Wilson has been Senior Vice President, Stable Value Products of Protective Life and PLC since January 1995. Ms. Wilson has been employed by PLC and its subsidiaries since 1991.



    Mr. DeFoor has been Vice President and Controller, and Chief Accounting Officer of Protective Life and PLC since April 1989, Mr. DeFoor is a certified public accountant and has been employed by PLC and its subsidiaries since 1982.


STATE REGULATION

    Protective Life is subject to regulation by the Department of Insurance of the State of Tennessee, which periodically examines the financial condition and operations of Protective Life. Protective Life is also subject to the insurance laws and regulations of all jurisdictions where it does business. The Policy described in this prospectus has been filed with and, where required, approved by, insurance officials in those jurisdictions where it is sold.

    Protective Life is required to submit annual statements of operations, including financial statements, to the insurance departments of the various jurisdictions where it does business to determine solvency and compliance with applicable insurance laws and regulations.

ADDITIONAL INFORMATION

    A registration statement under the Securities Act of 1933 has been filed with the SEC relating to the offering described in this prospectus. This prospectus does not include all the information set forth in the registration statement. The omitted information may be obtained at the SEC's principal office in Washington, D.C. by paying the SEC's prescribed fees.


YEAR 2000 COMPUTER COMPLIANCE ISSUES



    As of February 29, 2000, Protective Life has had no Year 2000 issues which have impaired its operations. Although Protective believes it has made all of the modifications necessary for its systems to process transactions dated beyond 1999, it is possible that Year 2000 issues involving Protective Life or its service providers may emerge during 2000. Therefore, there can be no assurances that the Year 2000 issue will not otherwise adversely affect Protective.



    Should some of Protective Life's systems become unavailable due to Year 2000 problems, in a reasonably likely worst case scenario, Protective could experience delays in its ability to perform certain functions, but we do not expect an inability to perform critical functions or to otherwise conduct business. However, other worst case scenarios could have an adverse effect on Protective and its operations.


INDEPENDENT ACCOUNTANTS


    The audited statement of assets and liabilites of the Protective Variable Life Separate Account as of December 31, 1999 and December 31, 1998 and the related statements of operations and changes in net assets for each of the three years in the period ended December 31, 1999 and included in this prospectus, have been included herein in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of that firm as experts in accounting and auditing.



    The consolidated balance sheets of Protective Life as of December 31, 1999, and 1998 and the consolidated statements of income, stockholder's equity and cash flows for each of the three years in the period ended December 31, 1999 and the related financial statement schedules included in this prospectus, have been included herein in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of that firm as experts in accounting and auditing. With respect to the unaudited interim financial information for the periods ended March 31, 2000 and 1999, the independent accountants have reported that they have applied limited procedures in accordance with professional standards for a review of such information. However, their separate report included in the Company's quarterly report on Form 10-Q for the quarter ended March 31, 2000, and included herein, states that they did not audit and they do not express an opinion on that interim financial information. Accordingly, the degree of reliance on their report on such information should be restricted in light of the limited nature of the review procedures applied. The accountants are not subject to the liability provisions of Section 11 of the Securities Act of 1933 for their report on the unaudited interim financial information because that report is not a "report" or a "part" of the registration statement prepared or certified by the accountants within the meaning of Sections 7 and 11 of the Act.


EXPERTS


    Actuarial matters included in this prospectus have been examined by Stephen Peeples, F.S.A, M.A.A.A., whose opinion is filed as an exhibit to the registration statement.


IMSA

    Protective Life is a member of the Insurance Marketplace Standards Association ("IMSA"), and as such may include the IMSA logo and information about IMSA membership in Protective advertisements. Companies that belong to IMSA subscribe to a set of ethical standards covering the various aspects of sales and service for individually sold life insurance and annuities.

LEGAL MATTERS

    Sutherland Asbill & Brennan LLP of Washington, D.C. has provided advice on certain matters relating to the federal securities laws.

FINANCIAL STATEMENTS


    The audited statement of assets and liabilities of the Protective Variable Life Separate Account as of December 31, 1999 and December 31, 1998 and the related statements of operations and changes in net assets for each of the three years in the period ended December 31, 1999 as well as the Report of Independent Accountants are contained herein. The unaudited statement of assets and liabilities of the Protective Variable Life Separate Account as of March 31, 2000 and 1999 (unaudited) and the related statements of operations and changes in net assets for the three months ended March 31, 2000 and 1999 (unaudited) are contained herein.



    The audited consolidated balance sheets for Protective Life as of December 31, 1999, and 1998 and the related consolidated statements of income, stockholder's equity, and cash flows for the years ended December 31, 1999, 1998 and 1997 as well as the Report of Independent Accountants are contained herein. The consolidated condensed balance sheets of Protective Life as of March 31, 2000 (unaudited) and December 31, 1999 and the related consolidated condensed statements of income and cash flows for the three months ended March 31, 2000 and 1999 (unaudited) as well as the Report of Independent Accountants are contained herein.

                         INDEX TO FINANCIAL STATEMENTS



THE PROTECTIVE VARIABLE LIFE SEPARATE ACCOUNT
Statement of Assets and Liabilities as of March 31, 2000....     F-2

Statement of Operations for the three months ended March 31,
 2000.......................................................     F-5

Statement of Changes in Net Assets for the three months
 ended March 31, 2000.......................................     F-8

Statement of Assets and Liabilities as of March 31, 1999....    F-11

Statement of Operations for the three months ended March 31,
 1999.......................................................    F-14

Statement of Changes in Net Assets for the three months
 ended March 31, 1999.......................................    F-17

Notes to Financial Statements...............................    F-20

Report of Independent Accountants...........................    F-27

Statement of Assets and Liabilities as of December 31,
 1999.......................................................    F-28

Statement of Assets and Liabilities as of December 31,
 1998.......................................................    F-32

Statement of Operations for the year ended December 31,
 1999.......................................................    F-34

Statement of Operations for the year ended December 31,
 1998.......................................................    F-38

Statement of Operations for the year ended December 31,
 1997.......................................................    F-40

Statement of Changes in Net Assets for the year ended
 December 31, 1999..........................................    F-42

Statement of Changes in Net Assets for the year ended
 December 31, 1998..........................................    F-46

Statement of Changes in Net Assets for the year ended
 December 31, 1997..........................................    F-48

Notes to Financial Statements...............................    F-50

PROTECTIVE LIFE INSURANCE COMPANY

Report of Independent Accountants...........................    F-57

Consolidated Condensed Statements of Income for the three
 months ended
 March 31, 2000 and 1999....................................    F-58

Consolidated Condensed Balance Sheets as of March 31, 2000
 and 1999...................................................    F-59

Consolidated Condensed Statements of Cash Flows for the
 three months ended
 March 31, 2000 and 1999....................................    F-60

Notes to Consolidated Condensed Financial Statements........    F-61

Report of Independent Accountants...........................    F-68

Consolidated Statements of Income for the years ended
 December 31, 1999, 1998 and 1997...........................    F-69

Consolidated Balance Sheets as of December 31, 1999 and
 1998.......................................................    F-70

Consolidated Statements of Share-Owner's Equity for the
 years ended
 December 31, 1999, 1998 and 1997...........................    F-71

Consolidated Statements of Cash Flows for the years ended
 December 31, 1999, 1998 and 1997...........................    F-72

Notes to Consolidated Financial Statements..................    F-73

Financial Statement Schedules:

Schedule III -- Supplementary Insurance Information.........     S-1

Schedule IV -- Reinsurance..................................     S-2



    All other schedules to the consolidated financial statements required by
Article 7 of Regulation S-X are not required under the related instructions or are inapplicable and therefore have been omitted.

                 THE PROTECTIVE VARIABLE LIFE SEPARATE ACCOUNT
                      STATEMENT OF ASSETS AND LIABILITIES
                                 MARCH 31, 2000
                                   UNAUDITED


                                                PIC           PIC           PIC           PIC           PIC       OPPENHEIMER
                                             GROWTH &     INTERNAT'L      GLOBAL         CORE          SMALL         MONEY
                                              INCOME        EQUITY        INCOME       US EQUITY     CAP VALUE        FUND
                                            SUB-ACCOUNT   SUB-ACCOUNT   SUB-ACCOUNT   SUB-ACCOUNT   SUB-ACCOUNT   SUB-ACCOUNT
                                            -----------   -----------   -----------   -----------   -----------   ------------
ASSETS
Investment in Sub-accounts at market
  value...................................  $3,063,270    $4,238,975     $868,823     $5,324,179    $1,359,239     $1,223,959
Receivable from Protective Life
  Insurance Company.......................           0         3,606            0              0         7,557              0
                                            ----------    ----------     --------     ----------    ----------     ----------
TOTAL ASSETS..............................  $3,063,270    $4,242,581     $868,823     $5,324,179    $1,366,796     $1,223,959
                                            ==========    ==========     ========     ==========    ==========     ==========
LIABILITIES
Payable to Protective Life Insurance
  Company.................................       2,990             0        2,313          5,431             0         12,267
                                            ----------    ----------     --------     ----------    ----------     ----------
NET ASSETS................................  $3,060,280    $4,242,581     $866,510     $5,318,748    $1,366,796     $1,211,692
                                            ==========    ==========     ========     ==========    ==========     ==========

                                                            CALVERT
                                                            SOCIAL
                                                PIC          SMALL
                                              CAPITAL         CAP
                                              GROWTH        GROWTH
                                            SUB-ACCOUNT   SUB-ACCOUNT
                                            -----------   -----------
ASSETS
Investment in Sub-accounts at market
  value...................................  $8,063,995     $105,118
Receivable from Protective Life
  Insurance Company.......................      15,696            0
                                            ----------     --------
TOTAL ASSETS..............................  $8,079,691     $105,118
                                            ==========     ========
LIABILITIES
Payable to Protective Life Insurance
  Company.................................           0            0
                                            ----------     --------
NET ASSETS................................  $8,079,691     $105,118
                                            ==========     ========

                See accompanying notes to financial statements.

                 THE PROTECTIVE VARIABLE LIFE SEPARATE ACCOUNT
                 STATEMENT OF ASSETS AND LIABILITIES, CONTINUED
                                 MARCH 31, 2000
                                   UNAUDITED

                                            CALVERT         MFS                         MFS           MFS       OPPENHEIMER
                                            SOCIAL       EMERGING         MFS         GROWTH         TOTAL       AGGRESSIVE
                                           BALANCED       GROWTH       RESEARCH      W/ INCOME      RETURN          GRTH
                                          SUB-ACCOUNT   SUB-ACCOUNT   SUB-ACCOUNT   SUB-ACCOUNT   SUB-ACCOUNT   SUB-ACCOUNT
                                          -----------   -----------   -----------   -----------   -----------   ------------
ASSETS
Investment in Sub-accounts at market
  value.................................   $373,917     $5,080,197    $4,777,749    $2,362,253     $836,571      $3,770,041
Receivable from Protective Life
  Insurance Company.....................          1          4,151        11,875             0            0           6,093
                                           --------     ----------    ----------    ----------     --------      ----------
TOTAL ASSETS............................   $373,918     $5,084,348    $4,789,624    $2,362,253     $836,571      $3,776,134
                                           ========     ==========    ==========    ==========     ========      ==========
LIABILITIES
Payable to Protective Life Insurance
  Company...............................          0              0             0         6,434        6,176               0
                                           --------     ----------    ----------    ----------     --------      ----------
NET ASSETS..............................   $373,918     $5,084,348    $4,789,624    $2,355,819     $830,395      $3,776,134
                                           ========     ==========    ==========    ==========     ========      ==========

                                          OPPENHEIMER    OPPENHEIMER
                                            CAPITAL        MAIN ST
                                              APPR        GRTH & INC
                                          SUB-ACCOUNT    SUB-ACCOUNT
                                          ------------   ------------
ASSETS
Investment in Sub-accounts at market
  value.................................   $4,456,590     $2,839,082
Receivable from Protective Life
  Insurance Company.....................       10,479            976
                                           ----------     ----------
TOTAL ASSETS............................   $4,467,069     $2,840,058
                                           ==========     ==========
LIABILITIES
Payable to Protective Life Insurance
  Company...............................            0              0
                                           ----------     ----------
NET ASSETS..............................   $4,467,069     $2,840,058
                                           ==========     ==========

                See accompanying notes to financial statements.

                 THE PROTECTIVE VARIABLE LIFE SEPARATE ACCOUNT
                 STATEMENT OF ASSETS AND LIABILITIES, CONTINUED
                                 MARCH 31, 2000
                                   UNAUDITED

                                          OPPENHEIMER                                OPPENHEIMER                     VAN ECK
                                           STRATEGIC       MFS NEW         MFS          GLOBAL      OPPENHEIMER      WW HARD
                                              BOND        DISCOVERY     UTILITIES     SECURITIES    HIGH INCOME       ASSET
                                          SUB-ACCOUNT    SUB-ACCOUNT   SUB-ACCOUNT   SUB-ACCOUNT    SUB-ACCOUNT    SUB-ACCOUNT
                                          ------------   -----------   -----------   ------------   ------------   -----------
ASSETS
Investment in Sub-accounts at market
  value.................................    $662,142      $425,693      $329,300       $686,927       $58,253        $5,824
Receivable from Protective Life
  Insurance Company.....................       1,298         2,755             0          4,891             1             1
                                            --------      --------      --------       --------       -------        ------
TOTAL ASSETS............................    $663,440      $428,448      $329,300       $691,818       $58,254        $5,825
                                            ========      ========      ========       ========       =======        ======
LIABILITIES
Payable to Protective Life Insurance
  Company...............................           0             0         3,540              0             0             0
                                            --------      --------      --------       --------       -------        ------
NET ASSETS..............................    $663,440      $428,448      $325,760       $691,818       $58,254        $5,825
                                            ========      ========      ========       ========       =======        ======

                                            VAN ECK
                                            WW REAL
                                            ESTATE
                                          SUB-ACCOUNT      TOTAL
                                          -----------   -----------
ASSETS
Investment in Sub-accounts at market
  value.................................     $875       $50,912,972
Receivable from Protective Life
  Insurance Company.....................        0            69,380
                                             ----       -----------
TOTAL ASSETS............................     $875       $50,982,352
                                             ====       ===========
LIABILITIES
Payable to Protective Life Insurance
  Company...............................        1            39,152
                                             ----       -----------
NET ASSETS..............................     $874       $50,943,200
                                             ====       ===========

                See accompanying notes to financial statements.

                 THE PROTECTIVE VARIABLE LIFE SEPARATE ACCOUNT


                            STATEMENT OF OPERATIONS
                   FOR THE THREE MONTHS ENDED MARCH 31, 2000
                                   UNAUDITED


                                              PIC          PIC          PIC          PIC          PIC
                                           GROWTH &    INTERNAT'L     GLOBAL       CORE US     SMALL CAP
                                            INCOME       EQUITY       INCOME       EQUITY        VALUE
                                          SUB-ACCOUNT  SUB-ACCOUNT  SUB-ACCOUNT  SUB-ACCOUNT  SUB-ACCOUNT
                                          -----------  -----------  -----------  -----------  -----------
INVESTMENT INCOME
Dividends...............................  $        0   $        0   $        0   $        0   $        0
                                          ----------   ----------   ----------   ----------   ----------
NET REALIZED AND UNREALIZED GAINS
  (LOSSES) ON INVESTMENTS
Net realized gain from redemption of
  investment shares.....................         112          400           15       (2,543)           0
Capital gain distribution...............           0            0            0            0            0
                                          ----------   ----------   ----------   ----------   ----------
Net realized gain on investments........         112          400           15       (2,543)           0
Net unrealized appreciation
  (depreciation) on investments during
  the period............................      45,203      106,630       16,244      156,567      110,389
                                          ----------   ----------   ----------   ----------   ----------
Net realized and unrealized gain (loss)
  on investments........................      45,315      107,030       16,259      154,024      110,389
                                          ----------   ----------   ----------   ----------   ----------
NET INCREASE (DECREASE) IN NET ASSETS
  RESULTING FROM OPERATIONS.............  $   45,315   $  107,030   $   16,259   $  154,024   $  110,389
                                          ==========   ==========   ==========   ==========   ==========

                                                                      CALVERT
                                                           PIC        SOCIAL
                                          OPPENHEIMER    CAPITAL     SMALL CAP
                                          MONEY FUND     GROWTH       GROWTH
                                          SUB-ACCOUNT  SUB-ACCOUNT  SUB-ACCOUNT
                                          -----------  -----------  -----------
INVESTMENT INCOME
Dividends...............................  $   24,003   $        0     $    0
                                          ----------   ----------     ------
NET REALIZED AND UNREALIZED GAINS
  (LOSSES) ON INVESTMENTS
Net realized gain from redemption of
  investment shares.....................           0       (2,409)       266
Capital gain distribution...............           0            0          0
                                          ----------   ----------     ------
Net realized gain on investments........           0       (2,409)       266
Net unrealized appreciation
  (depreciation) on investments during
  the period............................           0      230,420      8,878
                                          ----------   ----------     ------
Net realized and unrealized gain (loss)
  on investments........................           0      228,011      9,144
                                          ----------   ----------     ------
NET INCREASE (DECREASE) IN NET ASSETS
  RESULTING FROM OPERATIONS.............  $   24,003   $  228,011     $9,144
                                          ==========   ==========     ======

                See accompanying notes to financial statements.

                 THE PROTECTIVE VARIABLE LIFE SEPARATE ACCOUNT

                   FOR THE THREE MONTHS ENDED MARCH 31, 2000
                                   UNAUDITED

                                            CALVERT        MFS                       MFS          MFS
                                            SOCIAL      EMERGING        MFS       GROWTH W/      TOTAL
                                           BALANCED      GROWTH      RESEARCH      INCOME       RETURN
                                          SUB-ACCOUNT  SUB-ACCOUNT  SUB-ACCOUNT  SUB-ACCOUNT  SUB-ACCOUNT
                                          -----------  -----------  -----------  -----------  -----------
INVESTMENT INCOME
Dividends...............................  $        0   $        0   $        0   $        0   $        0
                                          ----------   ----------   ----------   ----------   ----------
NET REALIZED AND UNREALIZED GAINS
  (LOSSES) ON INVESTMENTS
Net realized gain from redemption of
  investment shares.....................         124          505         (406)         751         (590)
Capital gain distribution...............           0            0            0            0            0
                                          ----------   ----------   ----------   ----------   ----------
Net realized gain on investments........         124          505         (406)         751         (590)
Net unrealized appreciation
  (depreciation) on investments during
  the period............................      17,142      375,191      412,045       59,699       22,060
                                          ----------   ----------   ----------   ----------   ----------
Net realized and unrealized gain (loss)
  on investments........................      17,266      375,696      411,639       60,450       21,470
                                          ----------   ----------   ----------   ----------   ----------
NET INCREASE (DECREASE) IN NET ASSETS
  RESULTING FROM OPERATIONS.............  $   17,266   $  375,696   $  411,639   $   60,450   $   21,470
                                          ==========   ==========   ==========   ==========   ==========

                                          OPPENHEIMER                OPPENHEIMER
                                          AGGRESSIVE   OPPENHEIMER     MAIN SI
                                             GRTH      CAPITAL APPR  GRTH & INC
                                          SUB-ACCOUNT  SUB-ACCOUNT   SUB-ACCOUNT
                                          -----------  ------------  -----------
INVESTMENT INCOME
Dividends...............................  $        0    $    4,864    $ 10,033
                                          ----------    ----------    --------
NET REALIZED AND UNREALIZED GAINS
  (LOSSES) ON INVESTMENTS
Net realized gain from redemption of
  investment shares.....................       1,662           180        (462)
Capital gain distribution...............     124,225       259,544     132,465
                                          ----------    ----------    --------
Net realized gain on investments........     125,887       259,724     132,003
Net unrealized appreciation
  (depreciation) on investments during
  the period............................     472,693       269,332     (31,736)
                                          ----------    ----------    --------
Net realized and unrealized gain (loss)
  on investments........................     598,580       529,056     100,267
                                          ----------    ----------    --------
NET INCREASE (DECREASE) IN NET ASSETS
  RESULTING FROM OPERATIONS.............  $  598,580    $  533,920    $110,300
                                          ==========    ==========    ========

                See accompanying notes to financial statements.

                 THE PROTECTIVE VARIABLE LIFE SEPARATE ACCOUNT

                   FOR THE THREE MONTHS ENDED MARCH 31, 2000
                                   UNAUDITED

                                          OPPENHEIMER      MFS                   OPPENHEIMER
                                           STRATEGIC       NEW          MFS        GLOBAL     OPPENHEIMER
                                             BOND       DISCOVERY    UTILITIES   SECURITIES   HIGH INCOME
                                          SUB-ACCOUNT  SUB-ACCOUNT  SUB-ACCOUNT  SUB-ACCOUNT  SUB-ACCOUNT
                                          -----------  -----------  -----------  -----------  -----------
INVESTMENT INCOME
Dividends...............................  $   52,494   $        0   $        0   $    1,577   $    5,911
                                          ----------   ----------   ----------   ----------   ----------
NET REALIZED AND UNREALIZED GAINS
  (LOSSES) ON INVESTMENTS
Net realized gain from redemption of
  investment shares.....................          24          196          992          182         (111)
Capital gain distribution...............           0            0            0       88,156            0
                                          ----------   ----------   ----------   ----------   ----------
Net realized gain on investments........          24          196          992       88,338         (111)
Net unrealized appreciation
  (depreciation) on investments during
  the period............................     (45,375)      22,856       27,601      (26,670)      (6,693)
                                          ----------   ----------   ----------   ----------   ----------
Net realized and unrealized gain (loss)
  on investments........................     (45,351)      23,052       28,593       61,668       (6,804)
                                          ----------   ----------   ----------   ----------   ----------
NET INCREASE (DECREASE) IN NET ASSETS
  RESULTING FROM OPERATIONS.............  $    7,143   $   23,052   $   28,593   $   63,245   $     (893)
                                          ==========   ==========   ==========   ==========   ==========

                                            VAN ECK      VAN ECK
                                            WW HARD      WW REAL
                                             ASSET       ESTATE
                                          SUB-ACCOUNT  SUB-ACCOUNT     TOTAL
                                          -----------  -----------  -----------
INVESTMENT INCOME
Dividends...............................  $      137   $       19   $   99,038
                                          ----------   ----------   ----------
NET REALIZED AND UNREALIZED GAINS
  (LOSSES) ON INVESTMENTS
Net realized gain from redemption of
  investment shares.....................        (172)          11       (1,273)
Capital gain distribution...............           0            0      604,390
                                          ----------   ----------   ----------
Net realized gain on investments........        (172)          11      603,117
Net unrealized appreciation
  (depreciation) on investments during
  the period............................        (196)         (22)   2,242,258
                                          ----------   ----------   ----------
Net realized and unrealized gain (loss)
  on investments........................        (368)         (11)   2,845,375
                                          ----------   ----------   ----------
NET INCREASE (DECREASE) IN NET ASSETS
  RESULTING FROM OPERATIONS.............  $     (231)  $        8   $2,944,413
                                          ==========   ==========   ==========

                See accompanying notes to financial statements.

                 THE PROTECTIVE VARIABLE LIFE SEPARATE ACCOUNT
                       STATEMENT OF CHANGES IN NET ASSETS
                   FOR THE THREE MONTHS ENDED MARCH 31, 2000
                                   UNAUDITED

                                              PIC           PIC           PIC           PIC           PIC
                                           GROWTH &     INTERNAT'L      GLOBAL         CORE        SMALL CAP    OPPENHEIMER
                                            INCOME        EQUITY        INCOME       US EQUITY       VALUE       MONEY FUND
                                          SUB-ACCOUNT   SUB-ACCOUNT   SUB-ACCOUNT   SUB-ACCOUNT   SUB-ACCOUNT   SUB-ACCOUNT
                                          -----------   -----------   -----------   -----------   -----------   ------------
FROM OPERATIONS
Investment income.......................  $        0    $        0     $      0     $        0    $        0    $    24,003
Net realized gain on investments........         112           400           15         (2,543)            0              0
Net unrealized appreciation
  (depreciation) of investments during
  the period............................      45,203       106,630       16,244        156,567       110,389              0
                                          ----------    ----------     --------     ----------    ----------    -----------
Net increase (decrease) in net assets
  resulting from operations.............      45,315       107,030       16,259        154,024       110,389         24,003
                                          ----------    ----------     --------     ----------    ----------    -----------
FROM VARIABLE LIFE POLICY TRANSACTIONS
Contractowners' net payments............     181,911       242,031       45,114        237,813       128,836         (2,590)
Mortality and expense risk charges......      (6,515)       (8,518)      (1,850)       (10,301)       (2,699)        (3,166)
Cost of insurance and administrative
  charges...............................     (58,632)      (71,766)     (15,149)       (81,640)      (28,125)       (18,726)
Surrenders..............................      (7,060)      (10,348)           0            338        (7,046)           (19)
Death benefits..........................           0             0            0              0             0              0
Net policy loan repayments
  (withdrawals).........................        (951)       (3,224)       2,031        (14,413)         (715)            (8)
Transfer from other portfolios..........      (9,901)      609,053       50,078        644,236        40,811     (1,183,902)
                                          ----------    ----------     --------     ----------    ----------    -----------
Net increase in net assets resulting
  from variable life policy
  transactions..........................      98,852       757,228       80,224        776,033       131,062     (1,208,411)
                                          ----------    ----------     --------     ----------    ----------    -----------
Total increase in net assets............     144,167       864,258       96,483        930,057       241,451     (1,184,408)
                                          ----------    ----------     --------     ----------    ----------    -----------
NET ASSETS
Beginning of Year.......................   2,916,113     3,378,323      770,027      4,388,691     1,125,345      2,396,100
                                          ----------    ----------     --------     ----------    ----------    -----------
End of Year.............................  $3,060,280    $4,242,581     $866,510     $5,318,748    $1,366,796    $ 1,211,692
                                          ==========    ==========     ========     ==========    ==========    ===========

                                              PIC       CALVERT SOCIAL
                                            CAPITAL       SMALL CAP
                                            GROWTH          GROWTH
                                          SUB-ACCOUNT    SUB-ACCOUNT
                                          -----------   --------------
FROM OPERATIONS
Investment income.......................  $        0       $      0
Net realized gain on investments........      (2,409)           266
Net unrealized appreciation
  (depreciation) of investments during
  the period............................     230,420          8,878
                                          ----------       --------
Net increase (decrease) in net assets
  resulting from operations.............     228,011          9,144
                                          ----------       --------
FROM VARIABLE LIFE POLICY TRANSACTIONS
Contractowners' net payments............     366,514         17,999
Mortality and expense risk charges......     (16,091)          (151)
Cost of insurance and administrative
  charges...............................    (124,386)        (1,577)
Surrenders..............................     (16,932)             0
Death benefits..........................           0              0
Net policy loan repayments
  (withdrawals).........................     (16,364)           (19)
Transfer from other portfolios..........     940,905         40,752
                                          ----------       --------
Net increase in net assets resulting
  from variable life policy
  transactions..........................   1,133,646         57,004
                                          ----------       --------
Total increase in net assets............   1,361,657         66,148
                                          ----------       --------
NET ASSETS
Beginning of Year.......................   6,718,033         38,970
                                          ----------       --------
End of Year.............................  $8,079,690       $105,118
                                          ==========       ========

                See accompanying notes to financial statements.

                 THE PROTECTIVE VARIABLE LIFE SEPARATE ACCOUNT
                 STATEMENT OF CHANGES IN NET ASSETS, CONTINUED
                   FOR THE THREE MONTHS ENDED MARCH 31, 2000
                                   UNAUDITED

                                                              MFS                         MFS           MFS       OPPENHEIMER
                                         CALVERT SOCIAL    EMERGING         MFS        GROWTH W/       TOTAL       AGGRESSIVE
                                            BALANCED        GROWTH       RESEARCH       INCOME        RETURN          GRTH
                                          SUB-ACCOUNT     SUB-ACCOUNT   SUB-ACCOUNT   SUB-ACCOUNT   SUB-ACCOUNT   SUB-ACCOUNT
                                         --------------   -----------   -----------   -----------   -----------   ------------
FROM OPERATIONS
Investment income......................     $      0      $        0    $        0    $        0     $      0      $        0
Net realized gain on investments.......          124             505          (406)          751         (590)        125,887
Net unrealized appreciation
  (depreciation) of investments during
  the period...........................       17,142         375,191       412,045        59,699       22,060         472,693
                                            --------      ----------    ----------    ----------     --------      ----------
Net increase (decrease) in net assets
  resulting from operations............       17,266         375,696       411,639        60,450       21,470         598,580
                                            --------      ----------    ----------    ----------     --------      ----------
FROM VARIABLE LIFE POLICY TRANSACTIONS
Contractowners' net payments...........       73,772         271,951       174,817       120,213       27,865         207,105
Mortality and expense risk charges.....         (505)         (9,773)       (9,564)       (4,557)      (1,475)         (7,476)
Cost of insurance and administrative
  charges..............................       (7,192)        (84,552)      (73,997)      (37,444)     (13,161)        (62,951)
Surrenders.............................       (1,938)        (19,813)      (14,699)         (322)      (1,823)        (15,778)
Death benefits.........................            0               0             0             0            0               0
Net policy loan repayments
  (withdrawals)........................            0         (10,061)      (13,071)      (16,724)      (3,061)          5,783
Transfer from other portfolios.........      171,587       1,060,276       540,755       301,105      194,642         866,596
                                            --------      ----------    ----------    ----------     --------      ----------
Net increase in net assets resulting
  from variable life policy
  transactions.........................      235,724       1,208,028       604,241       362,271      202,987         993,279
                                            --------      ----------    ----------    ----------     --------      ----------
Total increase in net assets...........      252,990       1,583,724     1,015,880       422,721      224,457       1,591,859
                                            --------      ----------    ----------    ----------     --------      ----------
NET ASSETS
Beginning of Year......................      120,928       3,500,624     3,773,744     1,933,098      605,938       2,184,275
                                            --------      ----------    ----------    ----------     --------      ----------
End of Year............................     $373,918      $5,084,348    $4,789,624    $2,355,819     $830,395      $3,776,134
                                            ========      ==========    ==========    ==========     ========      ==========

                                         OPPENHEIMER    OPPENHEIMER
                                           CAPITAL        MAIN ST
                                             APPR        GRTH & INC
                                         SUB-ACCOUNT    SUB-ACCOUNT
                                         ------------   ------------
FROM OPERATIONS
Investment income......................   $    4,864     $   10,033
Net realized gain on investments.......      259,724        132,003
Net unrealized appreciation
  (depreciation) of investments during
  the period...........................      269,332        (31,736)
                                          ----------     ----------
Net increase (decrease) in net assets
  resulting from operations............      533,920        110,300
                                          ----------     ----------
FROM VARIABLE LIFE POLICY TRANSACTIONS
Contractowners' net payments...........      200,406         92,673
Mortality and expense risk charges.....       (8,308)        (5,271)
Cost of insurance and administrative
  charges..............................      (72,733)       (33,855)
Surrenders.............................       (7,902)        (5,809)
Death benefits.........................            0              0
Net policy loan repayments
  (withdrawals)........................        6,112         (3,379)
Transfer from other portfolios.........      539,297        773,153
                                          ----------     ----------
Net increase in net assets resulting
  from variable life policy
  transactions.........................      656,872        817,512
                                          ----------     ----------
Total increase in net assets...........    1,190,792        927,812
                                          ----------     ----------
NET ASSETS
Beginning of Year......................    3,276,277      1,912,246
                                          ----------     ----------
End of Year............................   $4,467,069     $2,840,058
                                          ==========     ==========

                See accompanying notes to financial statements.

                 THE PROTECTIVE VARIABLE LIFE SEPARATE ACCOUNT
                 STATEMENT OF CHANGES IN NET ASSETS, CONTINUED
                   FOR THE THREE MONTHS ENDED MARCH 31, 2000
                                   UNAUDITED

                                           OPPENHEIMER        MFS                     OPPENHEIMER    OPPENHEIMER      VAN ECK
                                            STRATEGIC         NEW           MFS          GLOBAL          HIGH         WW HARD
                                               BOND        DISCOVERY     UTILITIES     SECURITIES       INCOME         ASSET
                                           SUB-ACCOUNT    SUB-ACCOUNT   SUB-ACCOUNT   SUB-ACCOUNT    SUB-ACCOUNT    SUB-ACCOUNT
                                           ------------   -----------   -----------   ------------   ------------   -----------
FROM OPERATIONS
Investment income........................    $ 52,494      $      0      $      0       $  1,577       $ 5,911        $   137
Net realized gain on investments.........          24           196           992         88,338          (111)          (172)
Net unrealized appreciation
  (depreciation) of investments during
  the period.............................     (45,375)       22,856        27,601        (26,670)       (6,693)          (196)
                                             --------      --------      --------       --------       -------        -------
Net increase (decrease) in net assets
  resulting from operations..............       7,143        23,052        28,593         63,245          (893)          (231)
                                             --------      --------      --------       --------       -------        -------
FROM VARIABLE LIFE POLICY TRANSACTIONS
Contractowners' net payments.............      44,587        30,157         4,779         21,171            50            (40)
Mortality and expense risk charges.......      (1,434)         (727)         (596)        (1,164)         (119)           (24)
Cost of insurance and administrative
  charges................................     (13,209)       (7,534)       (2,504)       (11,223)         (209)          (150)
Surrenders...............................         (34)       (2,649)        2,100         (2,596)            0              0
Death benefits...........................           0             0             0              0             0              0
Net policy loan repayments
  (withdrawals)..........................           0         6,584        (1,050)        (1,664)            0              0
Transfer from other portfolios...........      30,703       174,789       117,913        260,152        (4,743)        (4,874)
                                             --------      --------      --------       --------       -------        -------
Net increase in net assets resulting from
  variable life policy transactions......      60,613       200,620       120,642        264,676        (5,021)        (5,088)
                                             --------      --------      --------       --------       -------        -------
Total increase in net assets.............      67,756       223,672       149,235        327,921        (5,914)        (5,319)
                                             --------      --------      --------       --------       -------        -------
NET ASSETS
Beginning of Year........................     595,684       204,776       176,525        363,897        64,168         11,144
                                             --------      --------      --------       --------       -------        -------
End of Year..............................    $663,440      $428,448      $325,760       $691,818       $58,254        $ 5,825
                                             ========      ========      ========       ========       =======        =======

                                             VAN ECK
                                             WW REAL
                                             ESTATE
                                           SUB-ACCOUNT      TOTAL
                                           -----------   -----------
FROM OPERATIONS
Investment income........................    $   19      $    99,038
Net realized gain on investments.........        11          603,117
Net unrealized appreciation
  (depreciation) of investments during
  the period.............................       (22)       2,242,258
                                             ------      -----------
Net increase (decrease) in net assets
  resulting from operations..............         8        2,944,413
                                             ------      -----------
FROM VARIABLE LIFE POLICY TRANSACTIONS
Contractowners' net payments.............       128        2,487,262
Mortality and expense risk charges.......        (2)        (100,286)
Cost of insurance and administrative
  charges................................       (37)        (820,752)
Surrenders...............................         0         (112,330)
Death benefits...........................         0                0
Net policy loan repayments
  (withdrawals)..........................         0          (64,194)
Transfer from other portfolios...........      (319)       6,153,064
                                             ------      -----------
Net increase in net assets resulting from
  variable life policy transactions......      (230)       7,542,764
                                             ------      -----------
Total increase in net assets.............      (222)      10,487,177
                                             ------      -----------
NET ASSETS
Beginning of Year........................     1,096       40,456,022
                                             ------      -----------
End of Year..............................    $  874      $50,943,199
                                             ======      ===========

                See accompanying notes to financial statements.

                 THE PROTECTIVE VARIABLE LIFE SEPARATE ACCOUNT


                      STATEMENT OF ASSETS AND LIABILITIES
                                 MARCH 31, 1999
                                   UNAUDITED


                                              PIC          PIC          PIC          PIC          PIC
                                           GROWTH &    INTERNAT'L     GLOBAL       CORE US     SMALL CAP
                                            INCOME       EQUITY       INCOME       EQUITY        VALUE
                                          SUB-ACCOUNT  SUB-ACCOUNT  SUB-ACCOUNT  SUB-ACCOUNT  SUB-ACCOUNT
                                          -----------  -----------  -----------  -----------  -----------
ASSETS
Investment in Sub-accounts at market
  value.................................  $2,185,708   $1,772,816   $  487,230   $2,067,636   $  787,913
Receivable from Protective Life
  Insurance Company.....................      82,164       32,231        2,561       74,617       39,120
                                          ----------   ----------   ----------   ----------   ----------
TOTAL ASSETS............................  $2,267,872   $1,805,047   $  489,791   $2,142,253   $  827,033
                                          ==========   ==========   ==========   ==========   ==========
LIABILITIES
Payable to Protective Life Insurance
  Company...............................           0            0            0            0            0
                                          ----------   ----------   ----------   ----------   ----------
NET ASSETS..............................  $2,267,872   $1,805,047   $  489,791   $2,142,253   $  827,033
                                          ==========   ==========   ==========   ==========   ==========

                                                                      CALVERT
                                              PIC          PIC        SOCIAL
                                             MONEY       CAPITAL     SMALL CAP
                                            MARKET       GROWTH       GROWTH
                                          SUB-ACCOUNT  SUB-ACCOUNT  SUB-ACCOUNT
                                          -----------  -----------  -----------
ASSETS
Investment in Sub-accounts at market
  value.................................  $  369,315   $3,481,543     $11,878
Receivable from Protective Life
  Insurance Company.....................           0      105,190           0
                                          ----------   ----------     -------
TOTAL ASSETS............................  $  369,315   $3,586,733     $11,878
                                          ==========   ==========     =======
LIABILITIES
Payable to Protective Life Insurance
  Company...............................           1            0           8
                                          ----------   ----------     -------
NET ASSETS..............................  $  369,314   $3,586,733     $11,870
                                          ==========   ==========     =======

                See accompanying notes to financial statements.

                 THE PROTECTIVE VARIABLE LIFE SEPARATE ACCOUNT

                                 MARCH 31, 1999
                                   UNAUDITED

                                            CALVERT        MFS                       MFS          MFS
                                            SOCIAL      EMERGING        MFS        GROWTH        TOTAL
                                           BALANCED      GROWTH      RESEARCH     W/ INCOME     RETURN
                                          SUB-ACCOUNT  SUB-ACCOUNT  SUB-ACCOUNT  SUB-ACCOUNT  SUB-ACCOUNT
                                          -----------  -----------  -----------  -----------  -----------
ASSETS
Investment in Sub-accounts at market
  value.................................  $   30,760   $  967,609   $1,739,736   $  874,034   $  239,477
Receivable from Protective Life
  Insurance Company.....................           0            0            0       16,561            3
                                          ----------   ----------   ----------   ----------   ----------
TOTAL ASSETS............................  $   30,760   $  967,609   $1,739,736   $  890,595   $  239,480
                                          ==========   ==========   ==========   ==========   ==========
LIABILITIES
Payable to Protective Life Insurance
  Company...............................          13        1,477       16,856            0            0
                                          ----------   ----------   ----------   ----------   ----------
NET ASSETS..............................  $   30,747   $  966,132   $1,722,880   $  890,595   $  239,480
                                          ==========   ==========   ==========   ==========   ==========

                                          OPPENHEIMER                OPPENHEIMER
                                              CAP       OPPENHEIMER   GROWTH &
                                          APPRECIATION    GROWTH       INCOME
                                          SUB-ACCOUNT   SUB-ACCOUNT  SUB-ACCOUNT
                                          ------------  -----------  -----------
ASSETS
Investment in Sub-accounts at market
  value.................................   $  782,243   $1,239,588    $595,313
Receivable from Protective Life
  Insurance Company.....................            0            0         763
                                           ----------   ----------    --------
TOTAL ASSETS............................   $  782,243   $1,239,588    $596,076
                                           ==========   ==========    ========
LIABILITIES
Payable to Protective Life Insurance
  Company...............................        1,539        2,213           0
                                           ----------   ----------    --------
NET ASSETS..............................   $  780,704   $1,237,375    $596,076
                                           ==========   ==========    ========

                See accompanying notes to financial statements.

                 THE PROTECTIVE VARIABLE LIFE SEPARATE ACCOUNT

                                 MARCH 31, 1999
                                   UNAUDITED

                                          OPPENHEIMER      MFS                   OPPENHEIMER
                                           STRATEGIC       NEW          MFS        GLOBAL     OPPENHEIMER
                                             BOND       DISCOVERY    UTILITIES   SECURITIES   HIGH INCOME
                                          SUB-ACCOUNT  SUB-ACCOUNT  SUB-ACCOUNT  SUB-ACCOUNT  SUB-ACCOUNT
                                          -----------  -----------  -----------  -----------  -----------
ASSETS
Investment in Sub-accounts at market
  value.................................  $  266,860   $        0   $        0   $        0   $        0
Receivable from Protective Life
  Insurance Company.....................         746            0            0            0            0
                                          ----------   ----------   ----------   ----------   ----------
TOTAL ASSETS............................  $  267,606
                                          ==========   ==========   ==========   ==========   ==========
LIABILITIES
Payable to Protective Life Insurance
  Company...............................           0            0            0            0            0
                                          ----------   ----------   ----------   ----------   ----------
NET ASSETS..............................  $  267,606
                                          ==========   ==========   ==========   ==========   ==========

                                            VAN ECK      VAN ECK
                                            WW HARD      WW REAL
                                             ASSET       ESTATE
                                          SUB-ACCOUNT  SUB-ACCOUNT     TOTAL
                                          -----------  -----------  -----------
ASSETS
Investment in Sub-accounts at market
  value.................................  $        0   $        0   $17,899,659
Receivable from Protective Life
  Insurance Company.....................           0            0       353,956
                                          ----------   ----------   -----------
TOTAL ASSETS............................                            $18,253,615
                                          ==========   ==========   ===========
LIABILITIES
Payable to Protective Life Insurance
  Company...............................           0            0        22,107
                                          ----------   ----------   -----------
NET ASSETS..............................                            $18,231,508
                                          ==========   ==========   ===========

                See accompanying notes to financial statements.

                   PROTECTIVE VARIABLE LIFE SEPARATE ACCOUNT


                            STATEMENT OF OPERATIONS
                   FOR THE THREE MONTHS ENDED MARCH 31, 1999
                                   UNAUDITED


                                              PIC          PIC          PIC          PIC          PIC
                                           GROWTH &    INTERNAT'L     GLOBAL       CORE US     SMALL CAP
                                            INCOME       EQUITY       INCOME       EQUITY        VALUE
                                          SUB-ACCOUNT  SUB-ACCOUNT  SUB-ACCOUNT  SUB-ACCOUNT  SUB-ACCOUNT
                                          -----------  -----------  -----------  -----------  -----------
INVESTMENT INCOME
Dividends...............................  $        0   $        0   $        0   $        0   $        0
NET REALIZED AND UNREALIZED GAINS
  (LOSSES) ON INVESTMENTS
Net realized gain from redemption of
  investment shares.....................      (1,616)         (11)           6          269         (313)
Capital gain distribution...............           0            0            0            0            0
                                          ----------   ----------   ----------   ----------   ----------
Net realized gain on investments........      (1,616)         (11)           6          269         (313)
Net unrealized appreciation
  (depreciation) on investments during
  the period............................      32,067       20,482          562      114,183     (102,774)
                                          ----------   ----------   ----------   ----------   ----------
Net realized and unrealized gain (loss)
  on investments........................      30,451       20,471          568      114,452     (103,087)
                                          ----------   ----------   ----------   ----------   ----------
NET INCREASE (DECREASE) IN NET ASSETS
  RESULTING FROM OPERATIONS.............  $   30,451   $   20,471   $      568   $  114,452   $ (103,087)
                                          ==========   ==========   ==========   ==========   ==========

                                                                      CALVERT
                                                           PIC        SOCIAL
                                          OPPENHEIMER    CAPITAL     SMALL CAP
                                          MONEY FUND     GROWTH       GROWTH
                                          SUB-ACCOUNT  SUB-ACCOUNT  SUB-ACCOUNT
                                          -----------  -----------  -----------
INVESTMENT INCOME
Dividends...............................  $    3,470   $        0     $     0
NET REALIZED AND UNREALIZED GAINS
  (LOSSES) ON INVESTMENTS
Net realized gain from redemption of
  investment shares.....................           0       (1,752)         (1)
Capital gain distribution...............           0            0           0
                                          ----------   ----------     -------
Net realized gain on investments........           0       (1,752)         (1)
Net unrealized appreciation
  (depreciation) on investments during
  the period............................          (1)     155,109      (1,006)
                                          ----------   ----------     -------
Net realized and unrealized gain (loss)
  on investments........................          (1)     153,357      (1,007)
                                          ----------   ----------     -------
NET INCREASE (DECREASE) IN NET ASSETS
  RESULTING FROM OPERATIONS.............  $    3,469   $  153,357     $(1,007)
                                          ==========   ==========     =======

                See accompanying notes to financial statements.

                 THE PROTECTIVE VARIABLE LIFE SEPARATE ACCOUNT

                   FOR THE THREE MONTHS ENDED MARCH 31, 1999
                                   UNAUDITED

                                            CALVERT        MFS                       MFS          MFS
                                            SOCIAL      EMERGING        MFS       GROWTH W/      TOTAL
                                           BALANCED      GROWTH      RESEARCH      INCOME       RETURN
                                          SUB-ACCOUNT  SUB-ACCOUNT  SUB-ACCOUNT  SUB-ACCOUNT  SUB-ACCOUNT
                                          -----------  -----------  -----------  -----------  -----------
INVESTMENT INCOME
Dividends...............................  $        0   $        0   $        0   $        0   $        0
NET REALIZED AND UNREALIZED GAINS
  (LOSSES) ON INVESTMENTS
Net realized gain from redemption of
  investment shares.....................         128         (974)         135       (1,192)         (60)
Capital gain distribution...............           0            0            0            0            0
                                          ----------   ----------   ----------   ----------   ----------
Net realized gain on investments........         128         (974)         135       (1,192)         (60)
Net unrealized appreciation
  (depreciation) on investments during
  the period............................         959       25,624       24,143        9,915          115
                                          ----------   ----------   ----------   ----------   ----------
Net realized and unrealized gain (loss)
  on investments........................       1,087       24,650       24,278        8,723           55
                                          ----------   ----------   ----------   ----------   ----------
NET INCREASE (DECREASE) IN NET ASSETS
  RESULTING FROM OPERATIONS.............  $    1,087   $   24,650   $   24,278   $    8,723   $       55
                                          ==========   ==========   ==========   ==========   ==========

                                          OPPENHEIMER                OPPENHEIMER
                                          AGGRESSIVE   OPPENHEIMER     MAIN ST
                                             GRTH      CAPITAL APPR  GRTH & INC
                                          SUB-ACCOUNT  SUB-ACCOUNT   SUB-ACCOUNT
                                          -----------  ------------  -----------
INVESTMENT INCOME
Dividends...............................  $        0    $    3,922     $ 2,538
NET REALIZED AND UNREALIZED GAINS
  (LOSSES) ON INVESTMENTS
Net realized gain from redemption of
  investment shares.....................         464           875        (761)
Capital gain distribution...............           0        43,078       4,275
                                          ----------    ----------     -------
Net realized gain on investments........         464        43,953       3,514
Net unrealized appreciation
  (depreciation) on investments during
  the period............................      65,254        22,528      14,060
                                          ----------    ----------     -------
Net realized and unrealized gain (loss)
  on investments........................      65,718        66,481      17,574
                                          ----------    ----------     -------
NET INCREASE (DECREASE) IN NET ASSETS
  RESULTING FROM OPERATIONS.............  $   65,718    $   70,403     $20,112
                                          ==========    ==========     =======

                See accompanying notes to financial statements.

                 THE PROTECTIVE VARIABLE LIFE SEPARATE ACCOUNT

                   FOR THE THREE MONTHS ENDED MARCH 31, 1999
                                   UNAUDITED

                                          OPPENHEIMER      MFS                   OPPENHEIMER
                                           STRATEGIC       NEW          MFS        GLOBAL     OPPENHEIMER
                                             BOND       DISCOVERY    UTILITIES   SECURITIES   HIGH INCOME
                                          SUB-ACCOUNT  SUB-ACCOUNT  SUB-ACCOUNT  SUB-ACCOUNT  SUB-ACCOUNT
                                          -----------  -----------  -----------  -----------  -----------
INVESTMENT INCOME
Dividends...............................  $   15,456   $        0   $        0   $        0   $        0
NET REALIZED AND UNREALIZED GAINS
  (LOSSES) ON INVESTMENTS
Net realized gain from redemption of
  investment shares.....................         (64)           0            0            0            0
Capital gain distribution...............           0            0            0            0            0
                                          ----------   ----------   ----------   ----------   ----------
Net realized gain on investments........         (64)           0            0            0            0
Net unrealized appreciation
  (depreciation) on investments during
  the period............................     (14,291)           0            0            0            0
                                          ----------   ----------   ----------   ----------   ----------
Net realized and unrealized gain (loss)
  on investments........................     (14,355)           0            0            0            0
                                          ----------   ----------   ----------   ----------   ----------
NET INCREASE (DECREASE) IN NET ASSETS
  RESULTING FROM OPERATIONS.............  $    1,101   $        0   $        0   $        0   $        0
                                          ==========   ==========   ==========   ==========   ==========

                                            VAN ECK      VAN ECK
                                            WW HARD      WW REAL
                                             ASSET       ESTATE
                                          SUB-ACCOUNT  SUB-ACCOUNT     TOTAL
                                          -----------  -----------  -----------
INVESTMENT INCOME
Dividends...............................  $        0   $        0    $ 25,386
NET REALIZED AND UNREALIZED GAINS
  (LOSSES) ON INVESTMENTS
Net realized gain from redemption of
  investment shares.....................           0            0      (4,867)
Capital gain distribution...............           0            0      47,353
                                          ----------   ----------    --------
Net realized gain on investments........           0            0      42,486
Net unrealized appreciation
  (depreciation) on investments during
  the period............................           0            0     366,929
                                          ----------   ----------    --------
Net realized and unrealized gain (loss)
  on investments........................           0            0     409,415
                                          ----------   ----------    --------
NET INCREASE (DECREASE) IN NET ASSETS
  RESULTING FROM OPERATIONS.............  $        0   $        0    $434,801
                                          ==========   ==========    ========

                See accompanying notes to financial statements.

                 THE PROTECTIVE VARIABLE LIFE SEPARATE ACCOUNT


                         STATEMENT OF CHANGES IN ASSETS
                   FOR THE THREE MONTHS ENDED MARCH 31, 1999
                                   UNAUDITED

                                                                                   PIC
                                         PIC           PIC           PIC          CORE           PIC           PIC
                                      GROWTH &     INTERNAT'L      GLOBAL          US           SMALL         MONEY
                                       INCOME        EQUITY        INCOME        EQUITY       CAP VALUE      MARKET
                                     SUB-ACCOUNT   SUB-ACCOUNT   SUB-ACCOUNT   SUB-ACCOUNT   SUB-ACCOUNT   SUB-ACCOUNT
                                     -----------   -----------   -----------   -----------   -----------   -----------
FROM OPERATIONS
Investment income..................  $        0    $        0     $      0     $        0     $       0     $  3,470
Net realized gain on investments...      (1,616)          (11)           6            269          (313)           0
Net unrealized appreciation
  (depreciation) of investments
  during the period................      32,067        20,482          562        114,183      (102,774)          (1)
                                     ----------    ----------     --------     ----------     ---------     --------
Net increase (decrease) in net
  assets resulting from
  operations.......................      30,451        20,471          568        114,452      (103,087)       3,469
                                     ----------    ----------     --------     ----------     ---------     --------
FROM VARIABLE LIFE POLICY
  TRANSACTIONS
Contractowners' net payments.......     290,307       169,444       17,950        145,554       131,196       10,131
Mortality and expense risk
  charges..........................      (4,558)       (3,586)        (860)        (3,866)       (1,838)        (698)
Cost of insurance and
  administrative charges...........     (65,019)      (49,409)      (8,980)       (41,413)      (27,158)      (5,671)
Surrenders.........................     (49,670)      (16,666)      (5,693)       (34,183)      (19,814)           0
Death benefits.....................           0             0            0              0             0            0
Net policy loan repayments
  (withdrawals)....................     (22,480)      (10,884)      (5,048)          (422)       (8,467)           0
Transfer from other portfolios.....     149,908       231,798      180,972        440,994        75,257       58,447
                                     ----------    ----------     --------     ----------     ---------     --------
Net increase in net assets
  resulting from variable life
  policy transactions..............     298,488       320,697      178,341        506,664       149,176       62,209
                                     ----------    ----------     --------     ----------     ---------     --------
Total increase in net assets.......     328,939       341,168      178,909        621,116        46,089       65,678
                                     ----------    ----------     --------     ----------     ---------     --------
NET ASSETS
Beginning of Year..................   1,938,933     1,463,879      310,882      1,521,137       780,944      303,636
                                     ----------    ----------     --------     ----------     ---------     --------
End of Year........................  $2,267,872    $1,805,047     $489,791     $2,142,253     $ 827,033     $369,314
                                     ==========    ==========     ========     ==========     =========     ========

                                                     CALVERT
                                         PIC         SOCIAL
                                       CAPITAL      SMALL CAP
                                       GROWTH        GROWTH
                                     SUB-ACCOUNT   SUB-ACCOUNT
                                     -----------   -----------
FROM OPERATIONS
Investment income..................  $        0      $     0
Net realized gain on investments...      (1,752)          (1)
Net unrealized appreciation
  (depreciation) of investments
  during the period................     155,109       (1,006)
                                     ----------      -------
Net increase (decrease) in net
  assets resulting from
  operations.......................     153,357       (1,007)
                                     ----------      -------
FROM VARIABLE LIFE POLICY
  TRANSACTIONS
Contractowners' net payments.......     286,077          129
Mortality and expense risk
  charges..........................      (6,725)         (21)
Cost of insurance and
  administrative charges...........     (78,859)        (147)
Surrenders.........................     (32,405)           0
Death benefits.....................           0            0
Net policy loan repayments
  (withdrawals)....................     (16,333)           0
Transfer from other portfolios.....     623,793        9,334
                                     ----------      -------
Net increase in net assets
  resulting from variable life
  policy transactions..............     775,548        9,295
                                     ----------      -------
Total increase in net assets.......     928,905        8,288
                                     ----------      -------
NET ASSETS
Beginning of Year..................   2,657,828        3,582
                                     ----------      -------
End of Year........................  $3,586,733      $11,870
                                     ==========      =======

   The accompanying notes are an integral part of these financial statements.

                 THE PROTECTIVE VARIABLE LIFE SEPARATE ACCOUNT

                   FOR THE THREE MONTHS ENDED MARCH 31, 1999
                                   UNAUDITED

                                                                                   MFS
                                       CALVERT         MFS                       GROWTH          MFS       OPPENHEIMER
                                       SOCIAL       EMERGING         MFS          WITH          TOTAL          CAP
                                      BALANCED       GROWTH       RESEARCH       INCOME        RETURN      APPRECIATION
                                     SUB-ACCOUNT   SUB-ACCOUNT   SUB-ACCOUNT   SUB-ACCOUNT   SUB-ACCOUNT   SUB-ACCOUNT
                                     -----------   -----------   -----------   -----------   -----------   ------------
FROM OPERATIONS
Investment income..................    $     0      $      0     $        0     $      0      $      0       $      0
Net realized gain on investments...        128          (974)           135       (1,192)          (60)           464
Net unrealized appreciation
  (depreciation) of investments
  during the period................        959        25,624         24,143        9,915           115         65,254
                                       -------      --------     ----------     --------      --------       --------
Net increase (decrease) in net
  assets resulting from
  operations.......................      1,087        24,650         24,278        8,723            55         65,718
                                       -------      --------     ----------     --------      --------       --------
FROM VARIABLE LIFE POLICY
  TRANSACTIONS
Contractowners' net payments.......        910        67,651         83,394       22,376         9,968         56,002
Mortality and expense risk
  charges..........................        (63)       (1,930)        (3,489)      (1,521)         (367)        (1,560)
Cost of insurance and
  administrative charges...........       (737)      (25,538)       (43,000)     (12,647)       (5,928)       (22,520)
Surrenders.........................     (5,070)       (3,863)       (14,429)           0        (2,396)        (6,292)
Death benefits.....................          0             0              0            0             0              0
Net policy loan repayments
  (withdrawals)....................     (4,028)       (5,419)       (18,491)        (864)       (2,805)        (8,007)
Transfer from other portfolios.....      9,612       212,157        280,410      381,954       107,985         99,631
                                       -------      --------     ----------     --------      --------       --------
Net increase in net assets
  resulting from variable life
  policy transactions..............        624       243,058        284,395      389,298       106,457        117,254
                                       -------      --------     ----------     --------      --------       --------
Total increase in net assets.......      1,711       267,708        308,673      398,021       106,512        182,972
                                       -------      --------     ----------     --------      --------       --------
NET ASSETS
Beginning of Year..................     29,036       698,424      1,414,207      492,574       132,968        597,732
                                       -------      --------     ----------     --------      --------       --------
End of Year........................    $30,747      $966,132     $1,722,880     $890,595      $239,480       $780,704
                                       =======      ========     ==========     ========      ========       ========


                                                    OPPENHEIMER
                                     OPPENHEIMER      GROWTH &
                                        GROWTH         INCOME
                                     SUB-ACCOUNT    SUB-ACCOUNT
                                     ------------   ------------
FROM OPERATIONS
Investment income..................   $    3,922      $  2,538
Net realized gain on investments...       43,953         3,514
Net unrealized appreciation
  (depreciation) of investments
  during the period................       22,528        14,060
                                      ----------      --------
Net increase (decrease) in net
  assets resulting from
  operations.......................       70,403        20,112
                                      ----------      --------
FROM VARIABLE LIFE POLICY
  TRANSACTIONS
Contractowners' net payments.......       60,179        37,248
Mortality and expense risk
  charges..........................       (2,439)       (1,081)
Cost of insurance and
  administrative charges...........      (30,168)      (10,822)
Surrenders.........................      (21,861)            0
Death benefits.....................            0             0
Net policy loan repayments
  (withdrawals)....................      (11,190)            0
Transfer from other portfolios.....      160,457       190,918
                                      ----------      --------
Net increase in net assets
  resulting from variable life
  policy transactions..............      154,978       216,263
                                      ----------      --------
Total increase in net assets.......      225,381       236,375
                                      ----------      --------
NET ASSETS
Beginning of Year..................    1,011,994       359,701
                                      ----------      --------
End of Year........................   $1,237,375      $596,076
                                      ==========      ========

   The accompanying notes are an integral part of these financial statements.

                 THE PROTECTIVE VARIABLE LIFE SEPARATE ACCOUNT

                   FOR THE THREE MONTHS ENDED MARCH 31, 1999
                                   UNAUDITED

                                     OPPENHEIMER        MFS                     OPPENHEIMER    OPPENHEIMER      VAN ECK
                                      STRATEGIC         NEW           MFS          GLOBAL          HIGH         WW HARD
                                         BOND        DISCOVERY     UTILITIES     SECURITIES       INCOME         ASSET
                                     SUB-ACCOUNT    SUB-ACCOUNT   SUB-ACCOUNT   SUB-ACCOUNT    SUB-ACCOUNT    SUB-ACCOUNT
                                     ------------   -----------   -----------   ------------   ------------   -----------
FROM OPERATIONS
Investment income..................    $ 15,456         $0            $0             $0             $0            $0
Net realized gain on investments...         (64)         0             0              0              0             0
Net unrealized appreciation
  (depreciation) of investments
  during the period................     (14,291)         0             0              0              0             0
                                       --------         --            --             --             --            --
Net increase (decrease) in net
  assets resulting from
  operations.......................       1,101
                                       --------         --            --             --             --            --
FROM VARIABLE LIFE POLICY
  TRANSACTIONS
Contractowners' net payments.......       9,313          0             0              0              0             0
Mortality and expense risk
  charges..........................        (476)         0             0              0              0             0
Cost of insurance and
  administrative charges...........      (5,279)         0             0              0              0             0
Surrenders.........................           0          0             0              0              0             0
Death benefits.....................           0          0             0              0              0             0
Net policy loan repayments
  (withdrawals)....................           0          0             0              0              0             0
Transfer from other portfolios.....     121,967          0             0              0              0             0
                                       --------         --            --             --             --            --
Net increase in net assets
  resulting from variable life
  policy transactions..............     125,525          0             0              0              0             0
                                       --------         --            --             --             --            --
Total increase in net assets.......     126,626          0             0              0              0             0
                                       --------         --            --             --             --            --
NET ASSETS
Beginning of Year..................     140,980          0             0              0              0             0
                                       --------         --            --             --             --            --
End of Year........................    $267,606         $0            $0             $0             $0            $0
                                       ========         ==            ==             ==             ==            ==

                                       VAN ECK
                                       WW REAL
                                       ESTATE
                                     SUB-ACCOUNT      TOTAL
                                     -----------   -----------
FROM OPERATIONS
Investment income..................      $0        $    25,386
Net realized gain on investments...       0             42,486
Net unrealized appreciation
  (depreciation) of investments
  during the period................       0            366,929
                                         --        -----------
Net increase (decrease) in net
  assets resulting from
  operations.......................                    434,801
                                         --        -----------
FROM VARIABLE LIFE POLICY
  TRANSACTIONS
Contractowners' net payments.......       0          1,397,829
Mortality and expense risk
  charges..........................       0            (35,078)
Cost of insurance and
  administrative charges...........       0           (433,295)
Surrenders.........................       0           (212,342)
Death benefits.....................       0                  0
Net policy loan repayments
  (withdrawals)....................       0           (114,438)
Transfer from other portfolios.....       0          3,335,594
                                         --        -----------
Net increase in net assets
  resulting from variable life
  policy transactions..............       0          3,938,270
                                         --        -----------
Total increase in net assets.......       0          4,373,071
                                         --        -----------
NET ASSETS
Beginning of Year..................       0         13,858,437
                                         --        -----------
End of Year........................      $0        $18,231,508
                                         ==        ===========

   The accompanying notes are an integral part of these financial statements.

                 THE PROTECTIVE VARIABLE LIFE SEPARATE ACCOUNT

                         NOTES TO FINANCIAL STATEMENTS

1.  ORGANIZATION

    Protective Variable Life Separate Account (Separate Account) was established by Protective Life Insurance Company (Protective Life) under the provisions of Tennessee law and commenced operations on June 19, 1996. The Separate Account is a separate investment account to which assets are allocated to support the benefits payable under flexible premium variable life insurance polices.

    Protective Life has structured the Separate Account into a unit investment trust form registered with the U.S. Securities and Exchange Commission under the Investment Company Act of 1940, as amended.

    At December 31, 1998 and 1997, the Separate Account was comprised of seven proprietary sub-accounts and ten independent sub-accounts. The seven proprietary sub-accounts were the PIC Money Market, PIC Growth and Income, PIC International Equity, PIC Global Income, PIC Small Cap Value, PIC Core US Equity, and PIC Capital Growth sub-accounts. Funds are transferred to Protective Investment Company (the Fund) in exchange for shares of the corresponding portfolio of the Fund. The ten independent sub-accounts were the Calvert Social Small Cap Growth, Calvert Social Balanced, MFS Emerging Growth, MFS Research, MFS Growth with Income, MFS Total Return, Oppenheimer Aggressive Growth, Oppenheimer Growth, Oppenheimer Growth and Income, and Oppenheimer Strategic Bond, sub-accounts. These ten independent sub-accounts were added July 1, 1997 with sales beginning on that date. The Fund invests contract owners' funds in exchange for shares in the independent funds. The Fund then holds the shares for the contract owners.

    During the year ended December 31, 1999, the Separate Account added six additional sub-accounts. The additional sub-accounts are the MFS New Discovery, MFS Utilities, Oppenheimer Global Securities, Oppenheimer High Income, Van Eck Hard Asset, and Van Eck Real Estate sub-accounts. These six sub-accounts were added April 1, 1999, with sales beginning on that date. Additionally, the Oppenheimer Growth Fund changed its name to the Oppenheimer Capital Appreciation Fund, and the PIC Money Market account was replaced with the Oppenheimer Money Fund.

    Gross premiums from the contracts are allocated to the sub-accounts in accordance with contract owner instructions and are recorded as life policy contract transactions in the statement of changes in net assets. Such amounts are used to provide money to pay contract values under the contracts (Note 4). The Separate Account's assets are the property of Protective Life.

    Contract owners may allocate some or all of gross premiums or transfer some or all of the contract value to the Guaranteed Account, which is part of Protective Life's General Account. The assets of Protective Life's General Account support its insurance and annuity obligations and are subject to Protective Life's general liabilities from business operations. The Guaranteed Account's value at March 31, 2000 was $4.4 million.

    Transfers to/from other portfolios, included in the statement of changes in net assets, are transfers between the individual sub-accounts and the sub-accounts and the Guaranteed Account.

2.  SIGNIFICANT ACCOUNTING POLICIES

    INVESTMENT VALUATION: Investments are made in shares and are valued at the net asset values of the respective portfolios. Transactions with the Funds are recorded on the trade date. Dividend income is recorded on the ex-dividend date.

                 THE PROTECTIVE VARIABLE LIFE SEPARATE ACCOUNT

2.  SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
    REALIZED GAINS AND LOSSES: Realized gains and losses on investments include gains and losses on redemptions of the Fund's shares (determined on the last-in-first-out (LIFO) basis) and capital gain distributions from the Fund.

    DIVIDEND INCOME AND CAPITAL GAIN DISTRIBUTIONS: Dividend income and capital gain distributions are recorded on the ex-dividend date. Distributions are from net investment income and net realized gains recorded in the Investment Company financials.

    USE OF ESTIMATES: The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make various estimates that affect the reported amounts of assets and liabilities, at the date of the financial statements, as well as the reported amounts of income and expenses, during the reporting period. Actual results could differ from those estimates.

    FEDERAL INCOME TAXES: The result of operations of the Separate Account is included in the federal income tax return of Protective Life. Under the provisions of the contracts, Protective Life has the right to charge the Separate Account for federal income tax attributable to the Separate Account. No charge is currently being made against the Separate Account for such tax.

                 THE PROTECTIVE VARIABLE LIFE SEPARATE ACCOUNT

3.  INVESTMENTS

    At March 31, 2000, the investments by the respective sub-accounts were as follows (in thousands, except share data):

                                                SHARES       COST     MARKET VALUE
                                               ---------   --------   ------------
PIC Growth and Income........................    205,140   $ 3,177       $ 3,063
PIC International Equity.....................    221,068     3,331         4,239
PIC Global Income............................     81,333       864           869
PIC Small Cap Value..........................    143,783     1,439         1,359
PIC Core US Equity...........................    191,544     4,386         5,324
PIC Capital Growth...........................    299,712     6,182         8,064
Calvert Social Small Cap Growth..............      6,980        88           105
Calvert Social Balanced......................    167,226       359           374
MFS Emerging Growth..........................    122,238     3,255         5,080
MFS Research.................................    187,510     3,586         4,778
MFS Growth with Income.......................    108,809     2,169         2,362
MFS Total Return.............................     46,554       816           837
MFS New Discovery............................     22,368       361           427
MFS Utilities................................     12,230       274           327
Oppenheimer Aggressive Growth................     37,633     2,386         3,770
Oppenheimer Capital Appreciation.............     83,207     3,338         4,457
Oppenheimer Growth and Income................    118,197     2,634         2,839
Oppenheimer Money Fund.......................  1,223,959     1,224         1,224
Oppenheimer Strategic Bond...................    143,321       707           662
Oppenheimer Global Securities................     20,866       650           689
Oppenheimer High Income......................      6,132        65            58
Van Eck Hard Asset...........................        529         6             6
Van Eck Real Estate..........................         97         1             1
                                               ---------   -------       -------
                                               3,450,436   $41,298       $50,914
                                               =========   =======       =======

                 THE PROTECTIVE VARIABLE LIFE SEPARATE ACCOUNT

3.  INVESTMENTS (CONTINUED)
    At March 31, 1999, the investments by the respective sub-accounts were as follows (in thousands, except share data):

                                           SHARES        COST       MARKET VALUE
                                          ---------   -----------   ------------
PIC Money Market........................    369,315   $       369   $       369
PIC Growth and Income...................    153,049         2,412         2,186
PIC International Equity................    121,621         1,660         1,763
PIC Global Income.......................     45,717           491           487
PIC Small Cap Value.....................    103,176         1,074           788
PIC Core US Equity......................     86,652         1,765         2,068
PIC Capital Growth......................    158,099         2,833         3,481
Calvert Social Small Cap Growth.........      1,253            13            12
Calvert Social Balanced.................     13,825            30            31
MFS Emerging Growth.....................     43,409           826           968
MFS Research............................     89,040         1,534         1,740
MFS Growth With Income..................     43,095           828           874
MFS Total Return........................     13,239           232           239
Oppenheimer Aggressive Growth...........     15,869           654           782
Oppenheimer Growth......................     32,989         1,102         1,240
Oppenheimer Growth and Income...........     28,322           554           595
Oppenheimer Strategic Bond..............     55,142           280           267
                                          ---------   -----------   -----------
                                          1,373,812   $    16,657   $    17,900
                                          =========   ===========   ===========

    During the quarter ended March 31, 2000, transactions in shares were as follows (in thousands, except share data):

                                                                                                              CALVERT
                                         PIC                                   PIC        PIC                  SOCIAL
                                        GROWTH         PIC          PIC       SMALL       CORE       PIC       SMALL     CALVERT
                                         AND      INTERNATIONAL    GLOBAL      CAP         US      CAPITAL      CAP       SOCIAL
                                        INCOME       EQUITY        INCOME     VALUE      EQUITY     GROWTH     GROWTH    BALANCED
                                       --------   -------------   --------   --------   --------   --------   --------   --------
Shares purchased.....................    14,784       43,836        6,933      18,102     38,469     53,174     4,795     117,572
Shares received from reinvestment of
  dividends..........................         0            0            0           0          0          0         0           0
                                       --------     --------      -------    --------   --------   --------    ------    --------
Total shares acquired................    14,784       43,835        6,933      18,102     38,468     53,173     4,795     117,572
Shares redeemed......................    (9,517)      (4,076)      (1,099)     (4,617)    (9,629)    (8,323)     (752)     (6,156)
                                       --------     --------      -------    --------   --------   --------    ------    --------
Net increase in shares owned.........     5,267       39,759        5,834      13,485     28,839     44,850     4,043     111,416
Shares owned, beginning of period....   199,873      181,309       75,499     130,298    162,705    254,862     2,937      55,810
                                       --------     --------      -------    --------   --------   --------    ------    --------
Shares owned, end of period..........   205,140      221,068       81,333     143,783    191,544    299,712     6,980     167,226
                                       ========     ========      =======    ========   ========   ========    ======    ========
Cost of shares acquired..............  $    209     $    820      $    73    $    158   $  1,006   $  1,347    $   68    $    249
                                       ========     ========      =======    ========   ========   ========    ======    ========
Cost of shares redeemed..............  $   (132)    $    (74)     $   (12)   $    (40)  $   (254)  $   (215)   $  (11)   $    (13)
                                       ========     ========      =======    ========   ========   ========    ======    ========

                 THE PROTECTIVE VARIABLE LIFE SEPARATE ACCOUNT

3.  INVESTMENTS (CONTINUED)

                                                          MFS
                                    MFS                  GROWTH      MFS         MFS                  OPPENHEIMER    OPPENHEIMER
                                 EMERGING      MFS        WITH      TOTAL        NEW         MFS       AGGRESSIVE      CAPITAL
                                  GROWTH     RESEARCH    INCOME     RETURN    DISCOVERY   UTILITIES      GROWTH      APPRECIATION
                                 ---------   --------   --------   --------   ---------   ---------   ------------   ------------
Shares purchased...............    30,548     28,860     27,460     22,847      11,630       7,971       10,324         13,129
Shares received from
  reinvestment of dividends....         0          0          0          0           0           0        1,154          5,012
                                 --------    --------   -------    -------     -------     -------      -------        -------
Total shares acquired..........    30,548     28,860     27,460     22,847      11,630       7,971       11,478         18,141
Shares redeemed................      (688)    (2,564)   (10,326)   (10,427)     (1,044)     (3,047)        (455)          (465)
                                 --------    --------   -------    -------     -------     -------      -------        -------
Net increase in shares owned...    29,860     26,296     17,134     12,420      10,586       4,924       11,023         17,676
Shares owned, beginning of
  period.......................    92,378    161,214     91,675     34,134      11,782       7,306       26,610         65,531
                                 --------    --------   -------    -------     -------     -------      -------        -------
Shares owned, end of period....   122,238    187,510    108,809     46,554      22,368      12,230       37,633         83,207
                                 ========    ========   =======    =======     =======     =======      =======        =======
Cost of shares acquired........  $  1,227    $   662    $   562    $   390     $   220     $   198      $ 1,152        $   945
                                 ========    ========   =======    =======     =======     =======      =======        =======
Cost of shares redeemed........  $    (27)   $   (59)   $  (213)   $  (182)    $   (20)    $   (75)     $   (45)       $   (24)
                                 ========    ========   =======    =======     =======     =======      =======        =======

                                   OPPENHEIMER                   OPPENHEIMER    OPPENHEIMER                   VAN ECK    VAN ECK
                                    GROWTH AND    OPPENHEIMER     STRATEGIC        GLOBAL      OPPENHEIMER      HARD       REAL
                                      INCOME       MONEY FUND        BOND        SECURITIES    HIGH INCOME     ASSET      ESTATE
                                   ------------   ------------   ------------   ------------   ------------   --------   --------
Shares purchased.................     40,606        1,227,587       10,116          7,997          1,090         341        15
Shares received from reinvestment
  of dividends...................      6,087           24,003       11,313          2,737            612          13         2
                                     -------       ----------      -------         ------         ------       -----       ---
Total shares acquired............     46,693        1,251,590       21,429         10,734          1,702         354        17
Shares redeemed..................     (7,224)      (2,411,673)      (2,412)          (692)        (1,556)       (842)      (40)
                                     -------       ----------      -------         ------         ------       -----       ---
Net increase in shares owned.....     39,469       (1,160,083)      19,017         10,042            146        (488)      (23)
Shares owned, beginning of
  period.........................     78,728        2,384,042      124,304         10,824          5,986       1,017       120
                                     -------       ----------      -------         ------         ------       -----       ---
Shares owned, end of period......    118,197        1,223,959      143,321         20,866          6,132         529        97
                                     =======       ==========      =======         ======         ======       =====       ===
Cost of shares acquired..........    $ 1,107       $    1,252      $   102         $  380         $   17       $   4       $ 0
                                     =======       ==========      =======         ======         ======       =====       ===
Cost of shares redeemed..........    $  (175)      $   (2,412)     $   (12)        $  (26)        $  (17)      $  (9)      $ 0
                                     =======       ==========      =======         ======         ======       =====       ===

                 THE PROTECTIVE VARIABLE LIFE SEPARATE ACCOUNT

3.  INVESTMENTS (CONTINUED)
    During the quarter ended March 31, 1999, transactions in shares were as follows (in thousands, except share data):

                                                                                                              CALVERT
                                            PIC        PIC                   PIC         PIC                   SOCIAL
                                PIC       GROWTH      INTER-      PIC       SMALL       CORE         PIC       SMALL     CALVERT
                               MONEY        AND      NATIONAL    GLOBAL      CAP         US        CAPITAL      CAP       SOCIAL
                               MARKET     INCOME      EQUITY     INCOME     VALUE      EQUITY      GROWTH      GROWTH    BALANCED
                              --------   ---------   --------   --------   --------   ---------   ---------   --------   --------
Shares purchased............   133,112      34,508     24,235    20,652      20,081      23,420      36,269       945      4,753
Shares received from
  reinvestment of
  dividends.................     3,470           0          0         0           0           0           0         0          0
                              --------   ---------   --------   -------    --------   ---------   ---------    ------     ------
Total shares acquired.......   136,582      34,508     24,235    20,652      20,081      23,420      36,269       945      4,753
Shares redeemed.............   (70,903)    (18,050)    (3,440)   (3,886)     (5,737)     (4,574)     (4,096)      (14)    (4,515)
                              --------   ---------   --------   -------    --------   ---------   ---------    ------     ------
Net increase in shares
  owned.....................    65,679      16,458     20,795    16,766      14,344      18,846      32,173       931        238
Shares owned, beginning of
  period....................   303,636     136,591    100,826    28,951      88,832      67,806     125,926       322     13,587
                              --------   ---------   --------   -------    --------   ---------   ---------    ------     ------
Shares owned, end of
  period....................   369,315     153,049    121,621    45,717     103,176      86,652     158,099     1,253     13,825
                              ========   =========   ========   =======    ========   =========   =========    ======     ======
Cost of shares acquired.....  $    137   $     488   $    350   $   220    $    168   $     539   $     768    $    9     $   10
                              ========   =========   ========   =======    ========   =========   =========    ======     ======
Cost of shares redeemed.....  $    (71)  $    (256)  $    (49)  $   (42)   $    (47)  $    (103)  $     (87)   $    0     $  (10)
                              ========   =========   ========   =======    ========   =========   =========    ======     ======

                                                         MFS
                                   MFS                  GROWTH      MFS      OPPENHEIMER                   OPPENHEIMER
                                EMERGING      MFS        WITH      TOTAL      AGGRESSIVE    OPPENHEIMER     GROWTH AND
                                 GROWTH     RESEARCH    INCOME     RETURN       GROWTH         GROWTH         INCOME
                                ---------   --------   --------   --------   ------------   ------------   ------------
Shares purchased..............   12,199      16,042     21,613      6,358        2,923          6,064         12,654
Shares received from
  reinvestment of dividends...        0           0          0          0            0          1,264            331
                                 ------      ------     ------     ------       ------         ------         ------
Total shares acquired.........   12,199      16,042     21,613      6,358        2,923          7,328         12,985
Shares redeemed...............   (1,324)     (1,247)    (2,208)      (457)        (389)        (1,940)        (2,193)
                                 ------      ------     ------     ------       ------         ------         ------
Net increase in shares
  owned.......................   10,875      14,795     19,405      5,901        2,534          5,388         10,792
Shares owned, beginning of
  period......................   32,534      74,245     23,690      7,338       13,335         27,601         17,530
                                 ------      ------     ------     ------       ------         ------         ------
Shares owned, end of period...   43,409      89,040     43,095     13,239       15,869         32,989         28,322
                                 ======      ======     ======     ======       ======         ======         ======
Cost of shares acquired.......   $  271      $  307     $  432     $  115       $  135         $  275         $  268
                                 ======      ======     ======     ======       ======         ======         ======
Cost of shares redeemed.......   $  (30)     $  (24)    $  (44)    $   (8)      $  (18)        $  (73)        $  (45)
                                 ======      ======     ======     ======       ======         ======         ======


                                OPPENHEIMER
                                 STRATEGIC
                                    BOND
                                ------------
Shares purchased..............     31,993
Shares received from
  reinvestment of dividends...      3,193
                                   ------
Total shares acquired.........     35,186
Shares redeemed...............     (7,453)
                                   ------
Net increase in shares
  owned.......................     27,733
Shares owned, beginning of
  period......................     27,409
                                   ------
Shares owned, end of period...     55,142
                                   ======
Cost of shares acquired.......     $  178
                                   ======
Cost of shares redeemed.......     $  (37)
                                   ======

4.  RELATED PARTY TRANSACTIONS

    Contract owners' net payments represent premiums received from policyholders less certain deductions made by Protective Life in accordance with policy terms. These deductions include, where appropriate, sales, tax, surrender, cost of insurance protection and administrative charges. These deductions are made to the individual policies in accordance with the terms governing each policy as set forth in the policy.

    The net assets of each sub-account of the Separate Account reflect the investment management fees and other operating expenses incurred by the Funds.

                 THE PROTECTIVE VARIABLE LIFE SEPARATE ACCOUNT

4.  RELATED PARTY TRANSACTIONS (CONTINUED)
    Protective Life offers a loan privilege to contract owners. Contract owners may obtain loans using the contract as the only security for the loan. Loans may be subject to provisions of the Internal Revenue Code of 1986, as amended. Loans outstanding approximated $0.8 million at March 31, 2000.

                       REPORT OF INDEPENDENT ACCOUNTANTS



To the Contract Owners and Board of Directors of Protective Life Insurance Company



    In our opinion, the accompanying statements of assets and liabilities and the related statements of operations and changes in net assets as listed in the accompanying index on page F-1 of this Form S-6 present fairly, in all material respects, the financial position of The Protective Variable Life Separate Account (the Separate Account) at December 31, 1999 and 1998, and the results of its operations and changes in net assets for each of the three years in the period ended December 31, 1999, in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Separate Account's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.



PricewaterhouseCoopers LLP
March 22, 2000
Birmingham, Alabama

                 THE PROTECTIVE VARIABLE LIFE SEPARATE ACCOUNT
                      STATEMENT OF ASSETS AND LIABILITIES
                               DECEMBER 31, 1999
                                 (IN THOUSANDS)



                                          PIC
                                        GROWTH          PIC           PIC          PIC
                                          AND      INTERNATIONAL    GLOBAL        SMALL
                                        INCOME        EQUITY        INCOME      CAP VALUE
                                      -----------  -------------  -----------  -----------
ASSETS
Investment in sub-accounts at market
  value.............................  $    2,916     $    3,396   $      791   $    1,130
Receivable from Protective Life
  Insurance Company.................           0              0            0            0
                                      ----------     ----------   ----------   ----------
TOTAL ASSETS........................       2,916          3,396          791        1,130
                                      ==========     ==========   ==========   ==========
LIABILITIES
Payable to Protective Life Insurance
  Company...........................           0             18           21            5
                                      ----------     ----------   ----------   ----------
NET ASSETS..........................  $    2,916     $    3,378   $      770   $    1,125
                                      ==========     ==========   ==========   ==========

                                                                  CALVERT
                                                                  SOCIAL
                                          PIC          PIC         SMALL
                                         CORE        CAPITAL        CAP
                                       US EQUITY     GROWTH       GROWTH
                                      -----------  -----------  -----------
ASSETS
Investment in sub-accounts at market
  value.............................  $    4,430   $    6,719      $ 39
Receivable from Protective Life
  Insurance Company.................           0            0         0
                                      ----------   ----------      ----
TOTAL ASSETS........................       4,430        6,719        39
                                      ==========   ==========      ====
LIABILITIES
Payable to Protective Life Insurance
  Company...........................          43            1         0
                                      ----------   ----------      ----
NET ASSETS..........................  $    4,387   $    6,718      $ 39
                                      ==========   ==========      ====



   The accompanying notes are an integral part of these financial statements.

                 THE PROTECTIVE VARIABLE LIFE SEPARATE ACCOUNT
                 STATEMENT OF ASSETS AND LIABILITIES, CONTINUED
                               DECEMBER 31, 1999
                                 (IN THOUSANDS)


                                                                 MFS
                        CALVERT        MFS                     GROWTH         MFS
                        SOCIAL      EMERGING        MFS         WITH         TOTAL
                       BALANCED      GROWTH      RESEARCH      INCOME       RETURN
                      -----------  -----------  -----------  -----------  -----------
ASSETS
Investment in
  sub-accounts at
  market value......  $      121   $    3,506   $    3,781   $    1,954   $      606
Receivable from
  Protective Life
  Insurance
  Company...........           0            0            0            0            0
                      ----------   ----------   ----------   ----------   ----------
TOTAL ASSETS........         121        3,506        3,781        1,954          606
                      ==========   ==========   ==========   ==========   ==========
LIABILITIES
Payable to
  Protective Life
  Insurance
  Company...........           0            6            7           21            0
                      ----------   ----------   ----------   ----------   ----------
Net assets..........  $      121   $    3,500   $    3,774   $    1,933   $      606
                      ==========   ==========   ==========   ==========   ==========


                          MFS
                          NEW          MFS
                       DISCOVERY    UTILITIES
                      -----------  -----------
ASSETS
Investment in
  sub-accounts at
  market value......  $      203   $      177
Receivable from
  Protective Life
  Insurance
  Company...........           2            0
                      ----------   ----------
TOTAL ASSETS........         205          177
                      ==========   ==========
LIABILITIES
Payable to
  Protective Life
  Insurance
  Company...........           0            0
                      ----------   ----------
Net assets..........  $      205   $      177
                      ==========   ==========



   The accompanying notes are an integral part of these financial statements.

                 THE PROTECTIVE VARIABLE LIFE SEPARATE ACCOUNT
                 STATEMENT OF ASSETS AND LIABILITIES, CONTINUED
                               DECEMBER 31, 1999
                                 (IN THOUSANDS)


                                                 OPPENHEIMER
                      OPPENHEIMER  OPPENHEIMER     GROWTH     OPPENHEIMER  OPPENHEIMER
                      AGGRESSIVE     CAPITAL         AND         MONEY      STRATEGIC
                        GROWTH     APPRECIATION    INCOME        FUND         BOND
                      -----------  ------------  -----------  -----------  -----------
ASSETS
Investment in
  sub-accounts at
  market value......  $    2,192    $    3,269   $    1,939   $    2,385   $      618
Receivable from
  Protective Life
  Insurance
  Company...........           0             7            0           11            0
                      ----------    ----------   ----------   ----------   ----------
TOTAL ASSETS........       2,192         3,276        1,939        2,396          618
                      ==========    ==========   ==========   ==========   ==========
LIABILITIES
Payable to
  Protective Life
  Insurance
  Company...........           8             0           27            0           22
                      ----------    ----------   ----------   ----------   ----------
Net assets..........  $    2,184    $    3,276   $    1,912   $    2,396   $      596
                      ==========    ==========   ==========   ==========   ==========


                      OPPENHEIMER  OPPENHEIMER
                        GLOBAL        HIGH
                      SECURITIES     INCOME
                      -----------  -----------
ASSETS
Investment in
  sub-accounts at
  market value......  $      362   $       64
Receivable from
  Protective Life
  Insurance
  Company...........           2            0
                      ----------   ----------
TOTAL ASSETS........         364           64
                      ==========   ==========
LIABILITIES
Payable to
  Protective Life
  Insurance
  Company...........           0            0
                      ----------   ----------
Net assets..........  $      364   $       64
                      ==========   ==========



   The accompanying notes are an integral part of these financial statements.

                 THE PROTECTIVE VARIABLE LIFE SEPARATE ACCOUNT
                 STATEMENT OF ASSETS AND LIABILITIES, CONTINUED
                               DECEMBER 31, 1999
                                 (IN THOUSANDS)



                        VAN ECK      VAN ECK
                         HARD         REAL
                         ASSET       ESTATE        TOTAL
                      -----------  -----------  -----------
ASSETS
Investment in
  sub-accounts at
  market value......  $       11   $        1   $   40,610
Receivable from
  Protective Life
  Insurance
  Company...........           0            0           22
                      ----------   ----------   ----------
TOTAL ASSETS........          11            1       40,632
                      ==========   ==========   ==========
LIABILITIES
Payable to
  Protective Life
  Insurance
  Company...........           0            0          179
                      ----------   ----------   ----------
NET ASSETS..........  $       11   $        1   $   40,453
                      ==========   ==========   ==========



   The accompanying notes are an integral part of these financial statements.

                 THE PROTECTIVE VARIABLE LIFE SEPARATE ACCOUNT
                      STATEMENT OF ASSETS AND LIABILITIES
                               DECEMBER 31, 1998
                                 (IN THOUSANDS)



                                                           PIC
                                              PIC        GROWTH          PIC           PIC          PIC
                                             MONEY         AND      INTERNATIONAL    GLOBAL        SMALL
                                            MARKET       INCOME        EQUITY        INCOME      CAP VALUE
                                          -----------  -----------  -------------  -----------  -----------
ASSETS
Investment in sub-accounts at market
  value.................................  $      304   $    1,922     $    1,442   $      308   $      769
Receivable from Protective Life
  Insurance Company.....................           0           17             23            4           13
                                          ----------   ----------     ----------   ----------   ----------
TOTAL ASSETS............................         304        1,939          1,465          312          782
                                          ==========   ==========     ==========   ==========   ==========
LIABILITIES
Payable to Protective Life Insurance
  Company...............................           1            0              0            0            0
                                          ----------   ----------     ----------   ----------   ----------
NET ASSETS..............................  $      303   $    1,939     $    1,465   $      312   $      782
                                          ==========   ==========     ==========   ==========   ==========

                                                                      CALVERT
                                                                      SOCIAL
                                              PIC          PIC         SMALL       CALVERT
                                             CORE        CAPITAL        CAP        SOCIAL
                                           US EQUITY     GROWTH       GROWTH      BALANCED
                                          -----------  -----------  -----------  -----------
ASSETS
Investment in sub-accounts at market
  value.................................  $    1,502   $    2,627      $  4         $ 29
Receivable from Protective Life
  Insurance Company.....................          20           31         0            0
                                          ----------   ----------      ----         ----
TOTAL ASSETS............................       1,522        2,658         4           29
                                          ==========   ==========      ====         ====
LIABILITIES
Payable to Protective Life Insurance
  Company...............................           0            0         0            0
                                          ----------   ----------      ----         ----
NET ASSETS..............................  $    1,522   $    2,658      $  4         $ 29
                                          ==========   ==========      ====         ====



   The accompanying notes are an integral part of these financial statements.

                   PROTECTIVE VARIABLE LIFE SEPARATE ACCOUNT
                 STATEMENT OF ASSETS AND LIABILITIES, CONTINUED
                               DECEMBER 31, 1998
                                 (IN THOUSANDS)


                                                    MFS
                          MFS                     GROWTH         MFS      OPPENHEIMER
                       EMERGING        MFS         WITH         TOTAL     AGGRESSIVE
                        GROWTH      RESEARCH      INCOME       RETURN       GROWTH
                      -----------  -----------  -----------  -----------  -----------
ASSETS
Investment in
  sub-accounts at
  market value......  $      699   $    1,414   $      477   $      133   $      598
Receivable from
  Protective Life
  Insurance
  Company...........           0            1           15            0            0
                      ----------   ----------   ----------   ----------   ----------
TOTAL ASSETS........         699        1,415          492          133          598
                      ==========   ==========   ==========   ==========   ==========
LIABILITIES
Payable to
  Protective Life
  Insurance
  Company...........           3            0            0            1            0
                      ----------   ----------   ----------   ----------   ----------
Net assets..........  $      696   $    1,415   $      492   $      132   $      598
                      ==========   ==========   ==========   ==========   ==========

                                   OPPENHEIMER
                                     GROWTH     OPPENHEIMER
                      OPPENHEIMER      AND       STRATEGIC
                        GROWTH       INCOME        BOND         TOTAL
                      -----------  -----------  -----------  -----------
ASSETS
Investment in
  sub-accounts at
  market value......  $    1,012   $      359      $140        $13,739
Receivable from
  Protective Life
  Insurance
  Company...........           0            0         2            126
                      ----------   ----------      ----        -------
TOTAL ASSETS........       1,012          359       142         13,865
                      ==========   ==========      ====        =======
LIABILITIES
Payable to
  Protective Life
  Insurance
  Company...........           1            0         0              6
                      ----------   ----------      ----        -------
Net assets..........  $    1,011   $      359      $142        $13,859
                      ==========   ==========      ====        =======



   The accompanying notes are an integral part of these financial statements.

                 THE PROTECTIVE VARIABLE LIFE SEPARATE ACCOUNT
                            STATEMENT OF OPERATIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1999
                                 (IN THOUSANDS)



                                          PIC
                                        GROWTH          PIC           PIC          PIC
                                          AND      INTERNATIONAL    GLOBAL        SMALL
                                        INCOME        EQUITY        INCOME      CAP VALUE
                                      -----------  -------------  -----------  -----------
INVESTMENT INCOME
Dividends...........................  $        2     $        8   $        0   $        0
                                      ----------     ----------   ----------   ----------
NET REALIZED AND UNREALIZED GAINS
  (LOSSES) ON INVESTMENTS
Net realized gain (loss) from
  redemption of investment shares...           1              0            0            0
Capital gain distribution...........          32             37            3            0
                                      ----------     ----------   ----------   ----------
Net realized gain (loss) on
  investments.......................          33             37            3            0
Net unrealized appreciation
  (depreciation) on investments
  during the period.................          98            718           (7)          (7)
                                      ----------     ----------   ----------   ----------
Net realized and unrealized gain
  (loss) on investments.............         131            755           (4)          (7)
                                      ----------     ----------   ----------   ----------
NET INCREASE (DECREASE) IN NET
  ASSETS RESULTING FROM
  OPERATIONS........................  $      133     $      763   $       (4)  $       (7)
                                      ==========     ==========   ==========   ==========

                                                                  CALVERT
                                                                  SOCIAL
                                          PIC          PIC         SMALL
                                         CORE        CAPITAL        CAP
                                       US EQUITY     GROWTH       GROWTH
                                      -----------  -----------  -----------
INVESTMENT INCOME
Dividends...........................  $        0   $        0      $  0
                                      ----------   ----------      ----
NET REALIZED AND UNREALIZED GAINS
  (LOSSES) ON INVESTMENTS
Net realized gain (loss) from
  redemption of investment shares...          (1)          (1)        0
Capital gain distribution...........          13           65         0
                                      ----------   ----------      ----
Net realized gain (loss) on
  investments.......................          12           64         0
Net unrealized appreciation
  (depreciation) on investments
  during the period.................         608        1,176         7
                                      ----------   ----------      ----
Net realized and unrealized gain
  (loss) on investments.............         620        1,240         7
                                      ----------   ----------      ----
NET INCREASE (DECREASE) IN NET
  ASSETS RESULTING FROM
  OPERATIONS........................  $      620   $    1,240      $  7
                                      ==========   ==========      ====



   THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

                 THE PROTECTIVE VARIABLE LIFE SEPARATE ACCOUNT
                       STATEMENT OF OPERATIONS, CONTINUED
                      FOR THE YEAR ENDED DECEMBER 31, 1999
                                 (IN THOUSANDS)


                                                                 MFS
                        CALVERT        MFS                     GROWTH         MFS
                        SOCIAL      EMERGING        MFS         WITH         TOTAL
                       BALANCED      GROWTH      RESEARCH      INCOME       RETURN
                      -----------  -----------  -----------  -----------  -----------
INVESTMENT INCOME
Dividends...........  $        3   $        0   $        4   $        3   $        5
                      ----------   ----------   ----------   ----------   ----------
NET REALIZED AND
  UNREALIZED GAINS
  (LOSSES) ON
  INVESTMENTS
Net realized gain
  (loss) from
  redemption of
  investment
  shares............           0           (1)          (1)          (1)          (1)
Capital gain
  distribution......           9            0           19            4            9
                      ----------   ----------   ----------   ----------   ----------
Net realized gain
  (loss) on
  investments.......           9           (1)          18            3            8
Net unrealized
  appreciation
  (depreciation) on
  investments during
  the period........          (2)       1,336          616           99           (9)
                      ----------   ----------   ----------   ----------   ----------
Net realized and
  unrealized gain
  (loss) on
  investments.......           7        1,335          634          102           (1)
                      ----------   ----------   ----------   ----------   ----------
NET INCREASE
  (DECREASE) IN NET
  ASSETS RESULTING
  FROM OPERATIONS...  $       10   $    1,335   $      638   $      105   $        4
                      ==========   ==========   ==========   ==========   ==========


                          MFS
                          NEW          MFS
                       DISCOVERY    UTILITIES
                      -----------  -----------
INVESTMENT INCOME
Dividends...........  $        0   $        0
                      ----------   ----------
NET REALIZED AND
  UNREALIZED GAINS
  (LOSSES) ON
  INVESTMENTS
Net realized gain
  (loss) from
  redemption of
  investment
  shares............           0            1
Capital gain
  distribution......           3            0
                      ----------   ----------
Net realized gain
  (loss) on
  investments.......           3            1
Net unrealized
  appreciation
  (depreciation) on
  investments during
  the period........          43           26
                      ----------   ----------
Net realized and
  unrealized gain
  (loss) on
  investments.......          46           27
                      ----------   ----------
NET INCREASE
  (DECREASE) IN NET
  ASSETS RESULTING
  FROM OPERATIONS...  $       46   $       27
                      ==========   ==========



   The accompanying notes are an integral part of these financial statements.

                 THE PROTECTIVE VARIABLE LIFE SEPARATE ACCOUNT
                       STATEMENT OF OPERATIONS, CONTINUED
                      FOR THE YEAR ENDED DECEMBER 31, 1999
                                 (IN THOUSANDS)


                                                 OPPENHEIMER
                      OPPENHEIMER  OPPENHEIMER     GROWTH     OPPENHEIMER  OPPENHEIMER
                      AGGRESSIVE     CAPITAL         AND         MONEY      STRATEGIC
                        GROWTH     APPRECIATION    INCOME        FUND         BOND
                      -----------  ------------  -----------  -----------  -----------
INVESTMENT INCOME
Dividends...........  $        0    $        4   $        3   $       60   $       15
                      ----------    ----------   ----------   ----------   ----------
NET REALIZED AND
  UNREALIZED GAINS
  (LOSSES) ON
  INVESTMENTS
Net realized gain
  (loss) from
  redemption of
  investment
  shares............           0             1            0            1            0
Capital gain
  distribution......           0            43            4            0            0
                      ----------    ----------   ----------   ----------   ----------
Net realized gain
  (loss) on
  investments.......           0            44            4            1            0
Net unrealized
  appreciation
  (depreciation) on
  investments during
  the period........         850           736          210            0            0
                      ----------    ----------   ----------   ----------   ----------
Net realized and
  unrealized gain
  (loss) on
  investments.......         850           780          214            1            0
                      ----------    ----------   ----------   ----------   ----------
NET INCREASE
  (DECREASE) IN NET
  ASSETS RESULTING
  FROM OPERATIONS...  $      850    $      784   $      217   $       61   $       15
                      ==========    ==========   ==========   ==========   ==========


                      OPPENHEIMER  OPPENHEIMER
                        GLOBAL        HIGH
                      SECURITIES     INCOME
                      -----------  -----------
INVESTMENT INCOME
Dividends...........  $        0   $        0
                      ----------   ----------
NET REALIZED AND
  UNREALIZED GAINS
  (LOSSES) ON
  INVESTMENTS
Net realized gain
  (loss) from
  redemption of
  investment
  shares............           0            0
Capital gain
  distribution......           0            0
                      ----------   ----------
Net realized gain
  (loss) on
  investments.......           0            0
Net unrealized
  appreciation
  (depreciation) on
  investments during
  the period........          66            1
                      ----------   ----------
Net realized and
  unrealized gain
  (loss) on
  investments.......          66            1
                      ----------   ----------
NET INCREASE
  (DECREASE) IN NET
  ASSETS RESULTING
  FROM OPERATIONS...  $       66   $        1
                      ==========   ==========



   The accompanying notes are an integral part of these financial statements.

                 THE PROTECTIVE VARIABLE LIFE SEPARATE ACCOUNT
                       STATEMENT OF OPERATIONS, CONTINUED
                      FOR THE YEAR ENDED DECEMBER 31, 1999
                                 (IN THOUSANDS)



                        VAN ECK      VAN ECK
                         HARD         REAL
                         ASSET       ESTATE        TOTAL
                      -----------  -----------  -----------
INVESTMENT INCOME
Dividends...........  $        0   $        0   $      107
NET REALIZED AND
  UNREALIZED GAINS
  (LOSSES) ON
  INVESTMENTS
Net realized gain
  (loss) from
  redemption of
  investment
  shares............           0            0           (2)
Capital gain
  distribution......           0            0          241
                      ----------   ----------   ----------
Net realized gain
  (loss) on
  investments.......           0            0          239
Net unrealized
  appreciation
  (depreciation) on
  investments during
  the period........           1            0        6,566
                      ----------   ----------   ----------
Net realized and
  unrealized gain
  (loss) on
  investments.......           1            0        6,805
                      ----------   ----------   ----------
NET INCREASE
  (DECREASE) IN NET
  ASSETS RESULTING
  FROM OPERATIONS...  $        1   $        0   $    6,912
                      ==========   ==========   ==========



   The accompanying notes are an integral part of these financial statements.

                 THE PROTECTIVE VARIABLE LIFE SEPARATE ACCOUNT



                            STATEMENT OF OPERATIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1998
                                 (IN THOUSANDS)



                                                           PIC
                                              PIC        GROWTH          PIC           PIC          PIC
                                             MONEY         AND      INTERNATIONAL    GLOBAL        SMALL
                                            MARKET       INCOME        EQUITY        INCOME      CAP VALUE
                                          -----------  -----------  -------------  -----------  -----------
INVESTMENT INCOME
Dividends...............................  $        4   $       24     $        1   $        6   $        4
                                          ----------   ----------     ----------   ----------   ----------
NET REALIZED AND UNREALIZED GAINS
  (LOSSES) ON INVESTMENTS
Net realized gain (loss) from redemption
  of investment shares..................           0           (4)             0            0           (9)
Capital gain distribution...............           0          140             67            7           90
                                          ----------   ----------     ----------   ----------   ----------
Net realized gain (loss) on
  investments...........................           0          136             67            7           81
Net unrealized appreciation
  (depreciation) on investments during
  the period............................           0         (239)           112            1         (208)
                                          ----------   ----------     ----------   ----------   ----------
Net realized and unrealized gain (loss)
  on investments........................           0         (103)           179            8         (127)
                                          ----------   ----------     ----------   ----------   ----------
NET INCREASE (DECREASE) IN NET ASSETS
  RESULTING FROM OPERATIONS.............  $        4   $      (79)    $      180   $       14   $     (123)
                                          ==========   ==========     ==========   ==========   ==========

                                                                      CALVERT
                                                                      SOCIAL
                                              PIC          PIC         SMALL       CALVERT
                                             CORE        CAPITAL        CAP        SOCIAL
                                           US EQUITY     GROWTH       GROWTH      BALANCED
                                          -----------  -----------  -----------  -----------
INVESTMENT INCOME
Dividends...............................  $        8   $       10      $  0         $  1
                                          ----------   ----------      ----         ----
NET REALIZED AND UNREALIZED GAINS
  (LOSSES) ON INVESTMENTS
Net realized gain (loss) from redemption
  of investment shares..................          (5)          (1)        0            0
Capital gain distribution...............          14           45         0            1
                                          ----------   ----------      ----         ----
Net realized gain (loss) on
  investments...........................           9           44         0            1
Net unrealized appreciation
  (depreciation) on investments during
  the period............................         153          417         0            0
                                          ----------   ----------      ----         ----
Net realized and unrealized gain (loss)
  on investments........................         162          461         0            1
                                          ----------   ----------      ----         ----
NET INCREASE (DECREASE) IN NET ASSETS
  RESULTING FROM OPERATIONS.............  $      170   $      471      $  0         $  2
                                          ==========   ==========      ====         ====



   The accompanying notes are an integral part of these financial statements.

                 THE PROTECTIVE VARIABLE LIFE SEPARATE ACCOUNT

                      FOR THE YEAR ENDED DECEMBER 31, 1998
                                 (IN THOUSANDS)


                                                    MFS
                          MFS                     GROWTH         MFS      OPPENHEIMER
                       EMERGING        MFS         WITH         TOTAL     AGGRESSIVE
                        GROWTH      RESEARCH      INCOME       RETURN       GROWTH
                      -----------  -----------  -----------  -----------  -----------
INVESTMENT INCOME
Dividends...........  $        0   $        1   $        0   $        0   $        1
                      ----------   ----------   ----------   ----------   ----------
NET REALIZED AND
  UNREALIZED GAINS
  (LOSSES) ON
  INVESTMENTS
Net realized gain
  (loss) from
  redemption of
  investment
  shares............         (10)          (6)           0            0           (1)
Capital gain
  distribution......           2           11            0            0            5
                      ----------   ----------   ----------   ----------   ----------
Net realized gain
  (loss) on
  investments.......          (8)           5            0            0            4
Net unrealized
  appreciation
  (depreciation) on
  investments during
  the period........         114          163           35            7           61
                      ----------   ----------   ----------   ----------   ----------
Net realized and
  unrealized gain
  (loss) on
  investments.......         106          168           35            7           65
                      ----------   ----------   ----------   ----------   ----------
NET INCREASE
  (DECREASE) IN NET
  ASSETS RESULTING
  FROM OPERATIONS...  $      106   $      169   $       35   $        7   $       66
                      ==========   ==========   ==========   ==========   ==========

                                   OPPENHEIMER
                                     GROWTH     OPPENHEIMER
                      OPPENHEIMER      AND       STRATEGIC
                        GROWTH       INCOME        BOND         TOTAL
                      -----------  -----------  -----------  -----------
INVESTMENT INCOME
Dividends...........  $        2   $        0      $  0        $   62
                      ----------   ----------      ----        ------
NET REALIZED AND
  UNREALIZED GAINS
  (LOSSES) ON
  INVESTMENTS
Net realized gain
  (loss) from
  redemption of
  investment
  shares............           0            0         0           (36)
Capital gain
  distribution......          21            1         0           404
                      ----------   ----------      ----        ------
Net realized gain
  (loss) on
  investments.......          21            1         0           368
Net unrealized
  appreciation
  (depreciation) on
  investments during
  the period........         113           27         1           757
                      ----------   ----------      ----        ------
Net realized and
  unrealized gain
  (loss) on
  investments.......         134           28         1         1,125
                      ----------   ----------      ----        ------
NET INCREASE
  (DECREASE) IN NET
  ASSETS RESULTING
  FROM OPERATIONS...  $      136   $       28      $  1        $1,187
                      ==========   ==========      ====        ======



   The accompanying notes are an integral part of these financial statements.

                 THE PROTECTIVE VARIABLE LIFE SEPARATE ACCOUNT
                            STATEMENT OF OPERATIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1997
                                 (IN THOUSANDS)



                                                           PIC
                                              PIC        GROWTH          PIC           PIC          PIC
                                             MONEY         AND      INTERNATIONAL    GLOBAL        SMALL
                                            MARKET       INCOME        EQUITY        INCOME      CAP VALUE
                                          -----------  -----------  -------------  -----------  -----------
INVESTMENT INCOME
Dividends...............................  $        1   $        7     $        9   $        9   $        2
                                          ----------   ----------     ----------   ----------   ----------
NET REALIZED AND UNREALIZED GAINS
  (LOSSES) ON INVESTMENTS
Net realized gain (loss) from redemption
  of investment shares..................           0            1              0            0            0
Capital gain distribution...............           0          132             30            1           62
                                          ----------   ----------     ----------   ----------   ----------
Net realized gain (loss) on
  investments...........................           0          133             30            1           62
Net unrealized appreciation
  (depreciation) on investments during
  the period............................           0          (19)           (31)          (4)          38
                                          ----------   ----------     ----------   ----------   ----------
Net realized and unrealized gain (loss)
  on investments........................           0          114             (1)          (3)         100
                                          ----------   ----------     ----------   ----------   ----------
NET INCREASE (DECREASE) IN NET ASSETS
  RESULTING FROM OPERATIONS.............  $        1   $      121     $        8   $        6   $      102
                                          ==========   ==========     ==========   ==========   ==========

                                                                      CALVERT
                                                                      SOCIAL
                                              PIC          PIC         SMALL       CALVERT
                                             CORE        CAPITAL        CAP        SOCIAL
                                           US EQUITY     GROWTH       GROWTH      BALANCED
                                          -----------  -----------  -----------  -----------
INVESTMENT INCOME
Dividends...............................  $        3   $        4      $  0         $  0
                                          ----------   ----------      ----         ----
NET REALIZED AND UNREALIZED GAINS
  (LOSSES) ON INVESTMENTS
Net realized gain (loss) from redemption
  of investment shares..................           0            0         0            0
Capital gain distribution...............          33           39         0            0
                                          ----------   ----------      ----         ----
Net realized gain (loss) on
  investments...........................          33           39         0            0
Net unrealized appreciation
  (depreciation) on investments during
  the period............................          21           54         0            0
                                          ----------   ----------      ----         ----
Net realized and unrealized gain (loss)
  on investments........................          54           93         0            0
                                          ----------   ----------      ----         ----
NET INCREASE (DECREASE) IN NET ASSETS
  RESULTING FROM OPERATIONS.............  $       57   $       97      $  0         $  0
                                          ==========   ==========      ====         ====



   The accompanying notes are an integral part of these financial statements.

                 THE PROTECTIVE VARIABLE LIFE SEPARATE ACCOUNT

                      FOR THE YEAR ENDED DECEMBER 31, 1997
                                 (IN THOUSANDS)


                                                    MFS
                          MFS                     GROWTH         MFS      OPPENHEIMER
                       EMERGING        MFS         WITH         TOTAL     AGGRESSIVE
                        GROWTH      RESEARCH      INCOME       RETURN       GROWTH
                      -----------  -----------  -----------  -----------  -----------
INVESTMENT INCOME
Dividends...........  $        0   $        0   $        0   $        0   $        0
                      ----------   ----------   ----------   ----------   ----------
NET REALIZED AND
  UNREALIZED GAINS
  (LOSSES) ON
  INVESTMENTS
Net realized gain
  (loss) from
  redemption of
  investment
  shares............          (1)           0            0            0            0
Capital gain
  distribution......           0            0            0            0            0
                      ----------   ----------   ----------   ----------   ----------
Net realized gain
  (loss) on
  investments.......          (1)           0            0            0            0
Net unrealized
  appreciation
  (depreciation) on
  investments during
  the period........          (1)           1            0            0            0
                      ----------   ----------   ----------   ----------   ----------
Net realized and
  unrealized gain
  (loss) on
  investments.......          (2)           1            0            0            0
                      ----------   ----------   ----------   ----------   ----------
NET INCREASE
  (DECREASE) IN NET
  ASSETS RESULTING
  FROM OPERATIONS...  $       (2)  $        1   $        0   $        0   $        0
                      ==========   ==========   ==========   ==========   ==========

                                   OPPENHEIMER
                                     GROWTH     OPPENHEIMER
                      OPPENHEIMER      AND       STRATEGIC
                        GROWTH       INCOME        BOND         TOTAL
                      -----------  -----------  -----------  -----------
INVESTMENT INCOME
Dividends...........  $        0   $        0      $  1         $ 36
                      ----------   ----------      ----         ----
NET REALIZED AND
  UNREALIZED GAINS
  (LOSSES) ON
  INVESTMENTS
Net realized gain
  (loss) from
  redemption of
  investment
  shares............           0            0         0            0
Capital gain
  distribution......           0            0         0          297
                      ----------   ----------      ----         ----
Net realized gain
  (loss) on
  investments.......           0            0         0          297
Net unrealized
  appreciation
  (depreciation) on
  investments during
  the period........           0            0         0           59
                      ----------   ----------      ----         ----
Net realized and
  unrealized gain
  (loss) on
  investments.......           0            0         0          356
                      ----------   ----------      ----         ----
NET INCREASE
  (DECREASE) IN NET
  ASSETS RESULTING
  FROM OPERATIONS...  $        0   $        0      $  1         $392
                      ==========   ==========      ====         ====



   The accompanying notes are an integral part of these financial statements.

                 THE PROTECTIVE VARIABLE LIFE SEPARATE ACCOUNT
                       STATEMENT OF CHANGES IN NET ASSETS
                      FOR THE YEAR ENDED DECEMBER 31, 1999
                                 (IN THOUSANDS)



                                          PIC
                                        GROWTH          PIC           PIC          PIC
                                          AND      INTERNATIONAL    GLOBAL        SMALL
                                        INCOME        EQUITY        INCOME      CAP VALUE
                                      -----------  -------------  -----------  -----------
FROM OPERATIONS
Net investment income (loss)........  $        2     $        8   $        0   $        0
Net realized gain (loss) on
  investments.......................          33             37            3            0
Net unrealized appreciation
  (depreciation) of investments
  during the period.................          98            718           (7)          (7)
                                      ----------     ----------   ----------   ----------
Net increase (decrease) in net
  assets resulting from
  operations........................         133            763           (4)          (7)
                                      ----------     ----------   ----------   ----------
FROM VARIABLE LIFE POLICY
  TRANSACTIONS
Contract owners' net payments.......         591            546           67          327
Mortality and expense risk
  charges...........................         (22)           (19)          (5)          (9)
Cost of insurance and administrative
  charges...........................        (254)          (223)         (46)        (114)
Surrenders..........................        (133)           (74)         (16)         (53)
Death benefits......................           0              0            0            0
Net policy loan repayments
  (withdrawals).....................         (29)           (37)         (11)         (14)
Transfers from other portfolios.....         691            957          473          213
                                      ----------     ----------   ----------   ----------
Net increase in net assets resulting
  from variable life policy
  transactions......................         844          1,150          462          350
                                      ----------     ----------   ----------   ----------
Net increase in net assets..........         977          1,913          458          343
                                      ----------     ----------   ----------   ----------
Net assets, beginning of year.......       1,939          1,465          312          782
                                      ----------     ----------   ----------   ----------
Net assets, end of year.............  $    2,916     $    3,378   $      770   $    1,125
                                      ==========     ==========   ==========   ==========

                                                                  CALVERT
                                                                  SOCIAL
                                          PIC          PIC         SMALL
                                         CORE        CAPITAL        CAP
                                       US EQUITY     GROWTH       GROWTH
                                      -----------  -----------  -----------
FROM OPERATIONS
Net investment income (loss)........  $        0   $        0      $  0
Net realized gain (loss) on
  investments.......................          12           64         0
Net unrealized appreciation
  (depreciation) of investments
  during the period.................         608        1,176         7
                                      ----------   ----------      ----
Net increase (decrease) in net
  assets resulting from
  operations........................         620        1,240         7
                                      ----------   ----------      ----
FROM VARIABLE LIFE POLICY
  TRANSACTIONS
Contract owners' net payments.......         432          837         4
Mortality and expense risk
  charges...........................         (25)         (39)        0
Cost of insurance and administrative
  charges...........................        (222)        (396)       (1)
Surrenders..........................        (127)        (182)        0
Death benefits......................           0            0         0
Net policy loan repayments
  (withdrawals).....................         (30)         (65)        0
Transfers from other portfolios.....       2,217        2,665        25
                                      ----------   ----------      ----
Net increase in net assets resulting
  from variable life policy
  transactions......................       2,245        2,820        28
                                      ----------   ----------      ----
Net increase in net assets..........       2,865        4,060        35
                                      ----------   ----------      ----
Net assets, beginning of year.......       1,522        2,658         4
                                      ----------   ----------      ----
Net assets, end of year.............  $    4,387   $    6,718      $ 39
                                      ==========   ==========      ====



   The accompanying notes are an integral part of these financial statements.

                 THE PROTECTIVE VARIABLE LIFE SEPARATE ACCOUNT
                 STATEMENT OF CHANGES IN NET ASSETS, CONTINUED
                      FOR THE YEAR ENDED DECEMBER 31, 1999
                                 (IN THOUSANDS)


                                                                 MFS
                        CALVERT        MFS                     GROWTH         MFS
                        SOCIAL      EMERGING        MFS         WITH         TOTAL
                       BALANCED      GROWTH      RESEARCH      INCOME       RETURN
                      -----------  -----------  -----------  -----------  -----------
FROM OPERATIONS
Net investment
  income (loss).....  $        3   $        0   $        4   $        3   $        5
Net realized gain
  (loss) on
  investments.......           9           (1)          18            3            8
Net unrealized
  appreciation
  (depreciation) of
  investments during
  the period........          (2)       1,336          616           99           (9)
                      ----------   ----------   ----------   ----------   ----------
Net increase
  (decrease) in net
  assets resulting
  from operations...          10        1,335          638          105            4
                      ----------   ----------   ----------   ----------   ----------
FROM VARIABLE LIFE
  POLICY
  TRANSACTIONS
Contract owners' net
  payments..........          37          361          553          144           89
Mortality and
  expense risk
  charges...........          (1)         (14)         (21)         (11)          (3)
Cost of insurance
  and administrative
  charges...........          (7)        (167)        (224)         (97)         (41)
Surrenders..........         (13)         (78)         (99)         (44)          (3)
Death benefits......           0            0            0            0            0
Net policy loan
  repayments
  (withdrawals).....          (4)         (11)         (36)         (14)          (8)
Transfers from other
  portfolios........          70        1,378        1,548        1,358          436
                      ----------   ----------   ----------   ----------   ----------
Net increase in net
  assets resulting
  from variable life
  policy
  transactions......          82        1,469        1,721        1,336          470
                      ----------   ----------   ----------   ----------   ----------
Net increase in net
  assets............          92        2,804        2,359        1,441          474
                      ----------   ----------   ----------   ----------   ----------
Net assets,
  beginning of
  year..............          29          696        1,415          492          132
                      ----------   ----------   ----------   ----------   ----------
Net assets, end of
  year..............  $      121   $    3,500   $    3,774   $    1,933   $      606
                      ==========   ==========   ==========   ==========   ==========


                          MFS
                          NEW          MFS
                       DISCOVERY    UTILITIES
                      -----------  -----------
FROM OPERATIONS
Net investment
  income (loss).....  $        0   $        0
Net realized gain
  (loss) on
  investments.......           3            1
Net unrealized
  appreciation
  (depreciation) of
  investments during
  the period........          43           26
                      ----------   ----------
Net increase
  (decrease) in net
  assets resulting
  from operations...          46           27
                      ----------   ----------
FROM VARIABLE LIFE
  POLICY
  TRANSACTIONS
Contract owners' net
  payments..........          11            5
Mortality and
  expense risk
  charges...........           0           (1)
Cost of insurance
  and administrative
  charges...........          (3)          (2)
Surrenders..........           0           (1)
Death benefits......           0            0
Net policy loan
  repayments
  (withdrawals).....           0            0
Transfers from other
  portfolios........         151          149
                      ----------   ----------
Net increase in net
  assets resulting
  from variable life
  policy
  transactions......         159          150
                      ----------   ----------
Net increase in net
  assets............         205          177
                      ----------   ----------
Net assets,
  beginning of
  year..............           0            0
                      ----------   ----------
Net assets, end of
  year..............  $      205   $      177
                      ==========   ==========



   The accompanying notes are an integral part of these financial statements.

                 THE PROTECTIVE VARIABLE LIFE SEPARATE ACCOUNT
                 STATEMENT OF CHANGES IN NET ASSETS, CONTINUED
                      FOR THE YEAR ENDED DECEMBER 31, 1999
                                 (IN THOUSANDS)


                                                 OPPENHEIMER
                      OPPENHEIMER  OPPENHEIMER     GROWTH     OPPENHEIMER  OPPENHEIMER
                      AGGRESSIVE     CAPITAL         AND         MONEY      STRATEGIC
                        GROWTH     APPRECIATION    INCOME        FUND         BOND
                      -----------  ------------  -----------  -----------  -----------
FROM OPERATIONS
Net investment
  income (loss).....  $        0    $        4   $        3   $       60   $       15
Net realized gain
  (loss) on
  investments.......           0            44            4            1            0
Net unrealized
  appreciation
  (depreciation) of
  investments during
  the period........         850           736          210            0            0
                      ----------    ----------   ----------   ----------   ----------
Net increase
  (decrease) in net
  assets resulting
  from operations...         850           784          217           61           15
                      ----------    ----------   ----------   ----------   ----------
FROM VARIABLE LIFE
  POLICY
  TRANSACTIONS
Contract owners' net
  payments..........         279           457          147           78           41
Mortality and
  expense risk
  charges...........         (10)          (16)         (10)         (10)          (3)
Cost of insurance
  and administrative
  charges...........        (122)         (176)         (77)         (55)         (36)
Surrenders..........         (29)          (71)          (4)         (17)          (4)
Death benefits......           0             0            0            0            0
Net policy loan
  repayments
  (withdrawals).....         (13)          (37)          (8)           0            0
Transfers from other
  portfolios........         631         1,324        1,288        2,036          441
                      ----------    ----------   ----------   ----------   ----------
Net increase in net
  assets resulting
  from variable life
  policy
  transactions......         736         1,481        1,336        2,032          439
                      ----------    ----------   ----------   ----------   ----------
Net increase in net
  assets............       1,586         2,265        1,553        2,093          454
                      ----------    ----------   ----------   ----------   ----------
Net assets,
  beginning of
  year..............         598         1,011          359          303          142
                      ----------    ----------   ----------   ----------   ----------
Net assets, end of
  year..............  $    2,184    $    3,276   $    1,912   $    2,396   $      596
                      ==========    ==========   ==========   ==========   ==========


                      OPPENHEIMER  OPPENHEIMER
                        GLOBAL        HIGH
                      SECURITIES     INCOME
                      -----------  -----------
FROM OPERATIONS
Net investment
  income (loss).....  $        0   $        0
Net realized gain
  (loss) on
  investments.......           0            0
Net unrealized
  appreciation
  (depreciation) of
  investments during
  the period........          66            1
                      ----------   ----------
Net increase
  (decrease) in net
  assets resulting
  from operations...          66            1
                      ----------   ----------
FROM VARIABLE LIFE
  POLICY
  TRANSACTIONS
Contract owners' net
  payments..........          23            3
Mortality and
  expense risk
  charges...........           0            0
Cost of insurance
  and administrative
  charges...........          (6)           0
Surrenders..........          (2)           0
Death benefits......           0            0
Net policy loan
  repayments
  (withdrawals).....          (2)           0
Transfers from other
  portfolios........         285           60
                      ----------   ----------
Net increase in net
  assets resulting
  from variable life
  policy
  transactions......         298           63
                      ----------   ----------
Net increase in net
  assets............         364           64
                      ----------   ----------
Net assets,
  beginning of
  year..............           0            0
                      ----------   ----------
Net assets, end of
  year..............  $      364   $       64
                      ==========   ==========



   The accompanying notes are an integral part of these financial statements.

                 THE PROTECTIVE VARIABLE LIFE SEPARATE ACCOUNT
                 STATEMENT OF CHANGES IN NET ASSETS, CONTINUED
                      FOR THE YEAR ENDED DECEMBER 31, 1999
                                 (IN THOUSANDS)



                        VAN ECK      VAN ECK
                         HARD         REAL
                         ASSET       ESTATE        TOTAL
                      -----------  -----------  -----------
FROM OPERATIONS
Net investment
  income (loss).....  $        0   $        0   $      107
Net realized gain
  (loss) on
  investments.......           0            0          239
Net unrealized
  appreciation
  (depreciation) of
  investments during
  the period........           1            0        6,566
                      ----------   ----------   ----------
Net increase
  (decrease) in net
  assets resulting
  from operations...           1            0        6,912
                      ----------   ----------   ----------
FROM VARIABLE LIFE
  POLICY
  TRANSACTIONS
Contract owners' net
  payments..........           0            1        5,033
Mortality and
  expense risk
  charges...........           0            0         (219)
Cost of insurance
  and administrative
  charges...........           0            0       (2,269)
Surrenders..........           0            0         (950)
Death benefits......           0            0            0
Net policy loan
  repayments
  (withdrawals).....           0            0         (319)
Transfers from other
  portfolios........          10            0       18,406
                      ----------   ----------   ----------
Net increase in net
  assets resulting
  from variable life
  policy
  transactions......          10            1       19,682
                      ----------   ----------   ----------
Net increase in net
  assets............          11            1       26,594
                      ----------   ----------   ----------
Net assets,
  beginning of
  year..............           0            0       13,859
                      ----------   ----------   ----------
Net assets, end of
  year..............  $       11   $        1   $   40,453
                      ==========   ==========   ==========



   The accompanying notes are an integral part of these financial statements.

                 THE PROTECTIVE VARIABLE LIFE SEPARATE ACCOUNT
                       STATEMENT OF CHANGES IN NET ASSETS
                      FOR THE YEAR ENDED DECEMBER 31, 1998
                                 (IN THOUSANDS)



                                                           PIC
                                              PIC        GROWTH          PIC           PIC          PIC
                                             MONEY         AND      INTERNATIONAL    GLOBAL        SMALL
                                            MARKET       INCOME        EQUITY        INCOME      CAP VALUE
                                          -----------  -----------  -------------  -----------  -----------
FROM OPERATIONS
Net investment income (loss)............  $        4   $       24     $        1   $        6   $        4
Net realized gain (loss) on
  investments...........................           0          136             67            7           81
Net unrealized appreciation
  (depreciation) of investments during
  the period............................           0         (239)           112            1         (208)
                                          ----------   ----------     ----------   ----------   ----------
Net increase (decrease) in net assets
  resulting from operations.............           4          (79)           180           14         (123)
                                          ----------   ----------     ----------   ----------   ----------
FROM VARIABLE LIFE POLICY TRANSACTIONS
Contract owners' net payments...........         196          654            467           75          326
Mortality and expense risk charges......          (1)         (14)            (9)          (1)          (6)
Cost of insurance and administrative
  charges...............................          (7)        (262)          (154)         (25)        (107)
Surrenders..............................         (18)        (205)           (59)          (5)         (48)
Death benefits..........................                       (2)            (3)          (5)          (2)
Net policy loan repayments
  (withdrawals).........................           0          (29)           (10)          (6)           7
Transfers from other portfolios.........          78          872            504          153          166
                                          ----------   ----------     ----------   ----------   ----------
Net increase in net assets resulting
  from variable life policy
  transactions..........................         248        1,014            736          186          336
                                          ----------   ----------     ----------   ----------   ----------
Net increase in net assets..............         252          935            916          200          213
                                          ----------   ----------     ----------   ----------   ----------
Net assets, beginning of year...........          51        1,004            549          112          569
                                          ----------   ----------     ----------   ----------   ----------
Net assets, end of year.................  $      303   $    1,939     $    1,465   $      312   $      782
                                          ==========   ==========     ==========   ==========   ==========

                                                                      CALVERT
                                                                      SOCIAL
                                              PIC          PIC         SMALL       CALVERT
                                             CORE        CAPITAL        CAP        SOCIAL
                                           US EQUITY     GROWTH       GROWTH      BALANCED
                                          -----------  -----------  -----------  -----------
FROM OPERATIONS
Net investment income (loss)............  $        8   $       10      $  0         $  1
Net realized gain (loss) on
  investments...........................           9           44         0            1
Net unrealized appreciation
  (depreciation) of investments during
  the period............................         153          417         0            0
                                          ----------   ----------      ----         ----
Net increase (decrease) in net assets
  resulting from operations.............         170          471         0            2
                                          ----------   ----------      ----         ----
FROM VARIABLE LIFE POLICY TRANSACTIONS
Contract owners' net payments...........         265          585         1           12
Mortality and expense risk charges......          (7)         (12)        0            0
Cost of insurance and administrative
  charges...............................        (112)        (209)        0           (2)
Surrenders..............................         (22)         (35)        0            0
Death benefits..........................          (3)          (5)        0            0
Net policy loan repayments
  (withdrawals).........................           2          (20)        0            0
Transfers from other portfolios.........         810        1,247         3           17
                                          ----------   ----------      ----         ----
Net increase in net assets resulting
  from variable life policy
  transactions..........................         933        1,551         4           27
                                          ----------   ----------      ----         ----
Net increase in net assets..............       1,103        2,022         4           29
                                          ----------   ----------      ----         ----
Net assets, beginning of year...........         419          636         0            0
                                          ----------   ----------      ----         ----
Net assets, end of year.................  $    1,522   $    2,658      $  4         $ 29
                                          ==========   ==========      ====         ====



   The accompanying notes are an integral part of these financial statements.

                 THE PROTECTIVE VARIABLE LIFE SEPARATE ACCOUNT
                 STATEMENT OF CHANGES IN NET ASSETS, CONTINUED
                      FOR THE YEAR ENDED DECEMBER 31, 1998
                                 (IN THOUSANDS)


                                                    MFS
                          MFS                     GROWTH         MFS      OPPENHEIMER
                       EMERGING        MFS         WITH         TOTAL     AGGRESSIVE
                        GROWTH      RESEARCH      INCOME       RETURN       GROWTH
                      -----------  -----------  -----------  -----------  -----------
FROM OPERATIONS
Net investment
  income (loss).....  $        0   $        1   $        0   $        0   $        1
Net realized gain
  (loss) on
  investments.......          (8)           5            0            0            4
Net unrealized
  appreciation
  (depreciation) of
  investments during
  the period........         114          163           35            7           61
                      ----------   ----------   ----------   ----------   ----------
Net increase
  (decrease) in net
  assets resulting
  from operations...         106          169           35            7           66
                      ----------   ----------   ----------   ----------   ----------
FROM VARIABLE LIFE
  POLICY
  TRANSACTIONS
Contract owners' net
  payments..........         150          341           58           20          147
Mortality and
  expense risk
  charges...........          (3)          (6)          (1)          (1)          (3)
Cost of insurance
  and administrative
  charges...........         (54)         (94)         (15)          (4)         (50)
Surrenders..........          (8)          (6)           0            0           (7)
Death benefits......          (2)          (5)           0            0           (1)
Net policy loan
  repayments
  (withdrawals).....          17           17            0            0            0
Transfers from other
  portfolios........         431          878          408          107          390
                      ----------   ----------   ----------   ----------   ----------
Net increase in net
  assets resulting
  from variable life
  policy
  transactions......         531        1,125          450          122          476
                      ----------   ----------   ----------   ----------   ----------
Net increase in net
  assets............         637        1,294          485          129          542
                      ----------   ----------   ----------   ----------   ----------
Net assets,
  beginning of
  year..............          59          121            7            3           56
                      ----------   ----------   ----------   ----------   ----------
Net assets, end of
  year..............  $      696   $    1,415   $      492   $      132   $      598
                      ==========   ==========   ==========   ==========   ==========

                                   OPPENHEIMER
                                     GROWTH     OPPENHEIMER
                      OPPENHEIMER      AND       STRATEGIC
                        GROWTH       INCOME        BOND         TOTAL
                      -----------  -----------  -----------  -----------
FROM OPERATIONS
Net investment
  income (loss).....  $        2   $        0      $  0        $    62
Net realized gain
  (loss) on
  investments.......          21            1         0            368
Net unrealized
  appreciation
  (depreciation) of
  investments during
  the period........         113           27         1            757
                      ----------   ----------      ----        -------
Net increase
  (decrease) in net
  assets resulting
  from operations...         136           28         1          1,187
                      ----------   ----------      ----        -------
FROM VARIABLE LIFE
  POLICY
  TRANSACTIONS
Contract owners' net
  payments..........         231           45        36          3,609
Mortality and
  expense risk
  charges...........          (4)          (1)        0            (69)
Cost of insurance
  and administrative
  charges...........         (70)         (14)      (10)        (1,189)
Surrenders..........          (4)          (1)        0           (418)
Death benefits......          (3)           0         0            (31)
Net policy loan
  repayments
  (withdrawals).....          (1)           0         0            (23)
Transfers from other
  portfolios........         651          291       104          7,110
                      ----------   ----------      ----        -------
Net increase in net
  assets resulting
  from variable life
  policy
  transactions......         800          320       130          8,989
                      ----------   ----------      ----        -------
Net increase in net
  assets............         936          348       131         10,176
                      ----------   ----------      ----        -------
Net assets,
  beginning of
  year..............          75           11        11          3,683
                      ----------   ----------      ----        -------
Net assets, end of
  year..............  $    1,011   $      359      $142        $13,859
                      ==========   ==========      ====        =======



   The accompanying notes are an integral part of these financial statements.

                 THE PROTECTIVE VARIABLE LIFE SEPARATE ACCOUNT
                       STATEMENT OF CHANGES IN NET ASSETS
                      FOR THE YEAR ENDED DECEMBER 31, 1997
                                 (IN THOUSANDS)



                                                           PIC
                                              PIC        GROWTH          PIC           PIC          PIC
                                             MONEY         AND      INTERNATIONAL    GLOBAL        SMALL
                                            MARKET       INCOME        EQUITY        INCOME      CAP VALUE
                                          -----------  -----------  -------------  -----------  -----------
FROM OPERATIONS
Net investment income (loss)............  $        1   $        7     $        9   $        9   $        2
Net realized gain (loss) on
  investments...........................           0          133             30            1           62
Net unrealized appreciation
  (depreciation) of investments during
  the period............................           0          (19)           (31)          (4)          38
                                          ----------   ----------     ----------   ----------   ----------
Net increase (decrease) in net assets
  resulting from operations.............           1          121              8            6          102
                                          ----------   ----------     ----------   ----------   ----------
FROM VARIABLE LIFE POLICY TRANSACTIONS
Contract owners' net payments...........          35          321            216           31          188
Mortality and expense risk charges......           0           (5)            (3)          (1)          (3)
Cost of insurance and administrative
  charges...............................          (1)        (113)           (76)         (10)         (77)
Surrenders..............................           0           (7)            (2)           0           (6)
Death benefits..........................           0            0              0            0            0
Net policy loan repayments
  (withdrawals).........................           0            0              0            0          (19)
Transfers from other portfolios.........           2          537            284           65          255
                                          ----------   ----------     ----------   ----------   ----------
Net increase in net assets resulting
  from variable life policy
  transactions..........................          36          733            419           85          338
                                          ----------   ----------     ----------   ----------   ----------
Net increase in net assets..............          37          854            427           91          440
                                          ----------   ----------     ----------   ----------   ----------
Net assets, beginning of year...........          14          150            122           21          129
                                          ----------   ----------     ----------   ----------   ----------
Net assets, end of year.................  $       51   $    1,004     $      549   $      112   $      569
                                          ==========   ==========     ==========   ==========   ==========

                                                                      CALVERT
                                                                      SOCIAL
                                              PIC          PIC         SMALL       CALVERT
                                             CORE        CAPITAL        CAP        SOCIAL
                                           US EQUITY     GROWTH       GROWTH      BALANCED
                                          -----------  -----------  -----------  -----------
FROM OPERATIONS
Net investment income (loss)............  $        3   $        4      $  0         $  0
Net realized gain (loss) on
  investments...........................          33           39         0            0
Net unrealized appreciation
  (depreciation) of investments during
  the period............................          21           54         0            0
                                          ----------   ----------      ----         ----
Net increase (decrease) in net assets
  resulting from operations.............          57           97         0            0
                                          ----------   ----------      ----         ----
FROM VARIABLE LIFE POLICY TRANSACTIONS
Contract owners' net payments...........         137          216         0            0
Mortality and expense risk charges......          (2)          (3)        0            0
Cost of insurance and administrative
  charges...............................         (47)         (79)        0            0
Surrenders..............................          (5)          (2)        0            0
Death benefits..........................           0            0         0            0
Net policy loan repayments
  (withdrawals).........................         (18)           0         0            0
Transfers from other portfolios.........         221          302         0            0
                                          ----------   ----------      ----         ----
Net increase in net assets resulting
  from variable life policy
  transactions..........................         286          434         0            0
                                          ----------   ----------      ----         ----
Net increase in net assets..............         343          531         0            0
                                          ----------   ----------      ----         ----
Net assets, beginning of year...........          76          105         0            0
                                          ----------   ----------      ----         ----
Net assets, end of year.................  $      419   $      636      $  0         $  0
                                          ==========   ==========      ====         ====



   The accompanying notes are an integral part of these financial statements.

                 THE PROTECTIVE VARIABLE LIFE SEPARATE ACCOUNT
                 STATEMENT OF CHANGES IN NET ASSETS, CONTINUED
                      FOR THE YEAR ENDED DECEMBER 31, 1997
                                 (IN THOUSANDS)


                                                    MFS
                          MFS                     GROWTH         MFS      OPPENHEIMER
                       EMERGING        MFS         WITH         TOTAL     AGGRESSIVE
                        GROWTH      RESEARCH      INCOME       RETURN       GROWTH
                      -----------  -----------  -----------  -----------  -----------
FROM OPERATIONS
Net investment
  income (loss).....  $        0   $        0   $        0   $        0   $        0
Net realized gain
  (loss) on
  investments.......          (1)           0            0            0            0
Net unrealized
  appreciation
  (depreciation) of
  investments during
  the period........          (1)           1            0            0            0
                      ----------   ----------   ----------   ----------   ----------
Net increase
  (decrease) in net
  assets resulting
  from operations...          (2)           1            0            0            0
                      ----------   ----------   ----------   ----------   ----------
FROM VARIABLE LIFE
  POLICY
  TRANSACTIONS
Contract owners' net
  payments..........          18           32            0            1           17
Mortality and
  expense risk
  charges...........           0           (1)           0            0            0
Cost of insurance
  and administrative
  charges...........          (4)          (6)           0            0           (4)
Surrenders..........          (4)          (1)           0            0           (4)
Death benefits......           0            0            0            0            0
Net policy loan
  repayments
  (withdrawals).....         (16)         (17)           0            0            0
Transfers from other
  portfolios........          67          113            7            2           47
                      ----------   ----------   ----------   ----------   ----------
Net increase in net
  assets resulting
  from variable life
  policy
  transactions......          61          120            7            3           56
                      ----------   ----------   ----------   ----------   ----------
Net increase in net
  assets............          59          121            7            3           56
                      ----------   ----------   ----------   ----------   ----------
Net assets,
  beginning of
  year..............           0            0            0            0            0
                      ----------   ----------   ----------   ----------   ----------
Net assets, end of
  year..............  $       59   $      121   $        7   $        3   $       56
                      ==========   ==========   ==========   ==========   ==========

                                   OPPENHEIMER
                                     GROWTH     OPPENHEIMER
                      OPPENHEIMER      AND       STRATEGIC
                        GROWTH       INCOME        BOND         TOTAL
                      -----------  -----------  -----------  -----------
FROM OPERATIONS
Net investment
  income (loss).....  $        0   $        0      $  1        $   36
Net realized gain
  (loss) on
  investments.......           0            0         0           297
Net unrealized
  appreciation
  (depreciation) of
  investments during
  the period........           0            0         0            59
                      ----------   ----------      ----        ------
Net increase
  (decrease) in net
  assets resulting
  from operations...           0            0         1           392
                      ----------   ----------      ----        ------
FROM VARIABLE LIFE
  POLICY
  TRANSACTIONS
Contract owners' net
  payments..........          22            2         1         1,237
Mortality and
  expense risk
  charges...........           0            0         0           (18)
Cost of insurance
  and administrative
  charges...........          (4)          (1)       (1)         (423)
Surrenders..........           0            0         0           (31)
Death benefits......           0            0         0             0
Net policy loan
  repayments
  (withdrawals).....           0            0         0           (70)
Transfers from other
  portfolios........          57           10        10         1,979
                      ----------   ----------      ----        ------
Net increase in net
  assets resulting
  from variable life
  policy
  transactions......          75           11        10         2,674
                      ----------   ----------      ----        ------
Net increase in net
  assets............          75           11        11         3,066
                      ----------   ----------      ----        ------
Net assets,
  beginning of
  year..............           0            0         0           617
                      ----------   ----------      ----        ------
Net assets, end of
  year..............  $       75   $       11      $ 11        $3,683
                      ==========   ==========      ====        ======



   The accompanying notes are an integral part of these financial statements.

                 THE PROTECTIVE VARIABLE LIFE SEPARATE ACCOUNT



                         NOTES TO FINANCIAL STATEMENTS



            FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998, AND 1997



                                 (IN THOUSANDS)



1.  ORGANIZATION



    Protective Variable Life Separate Account (Separate Account) was established by Protective Life Insurance Company (Protective Life) under the provisions of Tennessee law and commenced operations on June 19, 1996. The Separate Account is a separate investment account to which assets are allocated to support the benefits payable under flexible premium variable life insurance polices.



    Protective Life has structured the Separate Account into a unit investment trust form registered with the U.S. Securities and Exchange Commission under the Investment Company Act of 1940, as amended.



    At December 31, 1998 and 1997, the Separate Account was comprised of seven proprietary sub-accounts and ten independent sub-accounts. The seven proprietary sub-accounts were the PIC Money Market, PIC Growth and Income, PIC International Equity, PIC Global Income, PIC Small Cap Value, PIC Core US Equity, and PIC Capital Growth sub-accounts. Funds are transferred to Protective Investment Company in exchange for shares of the corresponding portfolio. The ten independent sub-accounts were the Calvert Social Small Cap Growth, Calvert Social Balanced, MFS Emerging Growth, MFS Research, MFS Growth with Income, MFS Total Return, Oppenheimer Aggressive Growth, Oppenheimer Growth, Oppenheimer Growth and Income, and Oppenheimer Strategic Bond, sub-accounts. These ten independent sub-accounts were added July 1, 1997 with sales beginning on that date. The Separate Account invests contract owners' funds in exchange for shares in the independent funds. The and then holds the shares for the contract owners.



    During the year ended December 31, 1999, the Separate Account added six additional sub-accounts. The additional sub-accounts are the MFS New Discovery, MFS Utilities, Oppenheimer Global Securities, Oppenheimer High Income, Van Eck Hard Asset, and Van Eck Real Estate sub-accounts. These six sub-accounts were added May 1, 1999, with sales beginning in 1999. Additionally, the Oppenheimer Growth Fund changed its name to the Oppenheimer Capital Appreciation Fund, and the PIC Money Market account was replaced with the Oppenheimer Money Fund. Results of operations and changes in net assets for the PIC Money Market sub-account and the Oppenheimer Money Fund are combined for the year ended December 31, 1999.



    Gross premiums from the contracts are allocated to the sub-accounts in accordance with contract owner instructions and are recorded as life policy contract transactions in the statement of changes in net assets. Such amounts are used to provide money to pay contract values under the contracts (Note 4). The Separate Account's assets are the property of Protective Life.



    Contract owners may allocate some or all of gross premiums or transfer some or all of the contract value to the Guaranteed Account, which is part of Protective Life's General Account. The assets of Protective Life's General Account support its insurance and annuity obligations and are subject to Protective Life's general liabilities from business operations. The Guaranteed Account's value for the years ended December 31, 1999 and 1998 was $4.6 million and $0.7 million, respectively.



    Transfers to/from other portfolios, included in the statement of changes in net assets, are transfers between the individual sub-accounts and the sub-accounts and the Guaranteed Account.

                 THE PROTECTIVE VARIABLE LIFE SEPARATE ACCOUNT



                         NOTES TO FINANCIAL STATEMENTS



            FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998, AND 1997



                                 (IN THOUSANDS)



2.  SIGNIFICANT ACCOUNTING POLICIES



    INVESTMENT VALUATION: Investments are made in shares and are valued at the net asset values of the respective portfolios. Transactions with the Funds are recorded on the trade date. Dividend income is recorded on the ex-dividend date.



    REALIZED GAINS AND LOSSES: Realized gains and losses on investments include gains and losses on redemptions of the Fund's shares (determined on the last-in-first-out (LIFO) basis) and capital gain distributions from the Fund.



    DIVIDEND INCOME AND CAPITAL GAIN DISTRIBUTIONS: Dividend income and capital gain distributions are recorded on the ex-dividend date. Distributions are from net investment income and net realized gains recorded in the Investment Company financials.



    USE OF ESTIMATES: The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make various estimates that affect the reported amounts of assets and liabilities, at the date of the financial statements, as well as the reported amounts of income and expenses, during the reporting period. Actual results could differ from those estimates.



    FEDERAL INCOME TAXES: The result of operations of the Separate Account is included in the federal income tax return of Protective Life. Under the provisions of the contracts, Protective Life has the right to charge the Separate Account for federal income tax attributable to the Separate Account. No charge is currently being made against the Separate Account for such tax.

                 THE PROTECTIVE VARIABLE LIFE SEPARATE ACCOUNT



                         NOTES TO FINANCIAL STATEMENTS



            FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998, AND 1997



                                 (IN THOUSANDS)



3.  INVESTMENTS



    At December 31, 1999 and 1998, the investments by the respective sub-accounts were as follows (in thousands, except share data):



                                                              1999
                                               -----------------------------------
                                                SHARES       COST     MARKET VALUE
                                               ---------   --------   ------------
PIC Growth and Income........................    199,873   $ 3,101       $ 2,916
PIC International Equity.....................    181,309     2,585         3,396
PIC Global Income............................     75,499       803           791
PIC Small Cap Value..........................    130,298     1,321         1,130
PIC Core US Equity...........................    162,705     3,634         4,430
PIC Capital Growth...........................    254,862     5,049         6,719
Calvert Social Small Cap Growth..............      2,937        31            39
Calvert Social Balanced......................     55,810       123           121
MFS Emerging Growth..........................     92,378     2,055         3,506
MFS Research.................................    161,214     2,983         3,781
MFS Growth with Income.......................     91,675     1,820         1,954
MFS Total Return.............................     34,134       607           606
MFS New Discovery............................     11,782       161           203
MFS Utilities................................      7,306       151           177
Oppenheimer Aggressive Growth................     26,609     1,279         2,192
Oppenheimer Capital Appreciation.............     65,531     2,417         3,269
Oppenheimer Growth and Income................     78,728     1,702         1,939
Oppenheimer Money Fund.......................  2,384,042     2,384         2,385
Oppenheimer Strategic Bond...................    124,304       617           618
Oppenheimer Global Securities................     10,824       295           362
Oppenheimer High Income......................      5,986        64            64
Van Eck Hard Asset...........................      1,017        11            11
Van Eck Real Estate..........................        120         1             1
                                               ---------   -------       -------
                                               4,158,943   $33,194       $40,610
                                               =========   =======       =======

                 THE PROTECTIVE VARIABLE LIFE SEPARATE ACCOUNT



                         NOTES TO FINANCIAL STATEMENTS



            FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998, AND 1997



                                 (IN THOUSANDS)



3.  INVESTMENTS (CONTINUED)



                                                              1998
                                               -----------------------------------
                                                SHARES       COST     MARKET VALUE
                                               ---------   --------   ------------
PIC Money Market.............................    303,636   $   304       $   304
PIC Growth and Income........................    136,591     2,179         1,922
PIC International Equity.....................    100,826     1,360         1,442
PIC Global Income............................     28,951       313           308
PIC Small Cap Value..........................     88,832       952           769
PIC Core US Equity...........................     67,806     1,329         1,502
PIC Capital Growth...........................    125,926     2,152         2,627
Calvert Social Small Cap Growth..............        322         3             4
Calvert Social Balanced......................     13,587        29            29
MFS Emerging Growth..........................     32,534       585           699
MFS Research.................................     74,245     1,250         1,414
MFS Growth With Income.......................     23,690       441           477
MFS Total Return.............................      7,338       126           133
Oppenheimer Aggressive Growth................     13,335       537           598
Oppenheimer Growth...........................     27,601       899         1,012
Oppenheimer Growth and Income................     17,530       332           359
Oppenheimer Strategic Bond...................     27,409       139           140
                                               ---------   -------       -------
                                               1,090,159   $12,930       $13,739
                                               =========   =======       =======



    During the year ended December 31, 1999, transactions in shares were as follows (in thousands, except share data):



                                          PIC
                                        GROWTH          PIC           PIC          PIC
                                          AND      INTERNATIONAL    GLOBAL        SMALL
                                        INCOME        EQUITY        INCOME      CAP VALUE
                                      -----------  -------------  -----------  -----------
Shares purchased....................      98,819         86,028       63,125       63,864
Shares received from reinvestment of
  dividends.........................       2,383          2,972          280           24
                                      ----------     ----------   ----------   ----------
Total shares acquired...............     101,202         89,000       63,405       63,888
Shares redeemed.....................     (37,920)        (8,517)     (16,857)     (22,422)
                                      ----------     ----------   ----------   ----------
Net increase in shares owned........      63,282         80,483       46,548       41,466
Shares owned, beginning of period...     136,591        100,826       28,951       88,832
                                      ----------     ----------   ----------   ----------
Shares owned, end of period.........     199,873        181,309       75,499      130,298
                                      ==========     ==========   ==========   ==========
Cost of shares acquired.............  $    1,473     $    1,356   $      668   $      560
                                      ==========     ==========   ==========   ==========
Cost of shares redeemed.............  $     (552)    $     (130)  $     (178)  $     (192)
                                      ==========     ==========   ==========   ==========

                                                                  CALVERT
                                                                  SOCIAL
                                          PIC          PIC         SMALL
                                         CORE        CAPITAL        CAP
                                       US EQUITY     GROWTH       GROWTH
                                      -----------  -----------  -----------
Shares purchased....................     111,639      138,272       3,805
Shares received from reinvestment of
  dividends.........................         568        2,946           1
                                      ----------   ----------     -------
Total shares acquired...............     112,207      141,218       3,806
Shares redeemed.....................     (17,308)     (12,282)     (1,191)
                                      ----------   ----------     -------
Net increase in shares owned........      94,899      128,936       2,615
Shares owned, beginning of period...      67,806      125,926         322
                                      ----------   ----------     -------
Shares owned, end of period.........     162,705      254,862       2,937
                                      ==========   ==========     =======
Cost of shares acquired.............  $    2,731   $    3,173     $    42
                                      ==========   ==========     =======
Cost of shares redeemed.............  $     (425)  $     (276)    $   (14)
                                      ==========   ==========     =======

                 THE PROTECTIVE VARIABLE LIFE SEPARATE ACCOUNT



                         NOTES TO FINANCIAL STATEMENTS



            FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998, AND 1997



                                 (IN THOUSANDS)



3.  INVESTMENTS (CONTINUED)


                                                                 MFS
                        CALVERT        MFS                     GROWTH         MFS
                        SOCIAL      EMERGING        MFS         WITH         TOTAL
                       BALANCED      GROWTH      RESEARCH      INCOME       RETURN
                      -----------  -----------  -----------  -----------  -----------
Shares purchased....      47,305       66,347       98,758       77,155       30,678
Shares received from
  reinvestment of
  dividends.........       5,331            0        1,167          334          781
                      ----------   ----------   ----------   ----------   ----------
Total shares
  acquired..........      52,636       66,347       99,925       77,489       31,459
Shares redeemed.....     (10,413)      (6,503)     (12,956)      (9,504)      (4,663)
                      ----------   ----------   ----------   ----------   ----------
Net increase in
  shares owned......      42,223       59,844       86,969       67,985       26,796
Shares owned,
  beginning of
  period............      13,587       32,534       74,245       23,690        7,338
                      ----------   ----------   ----------   ----------   ----------
Shares owned, end of
  period............      55,810       92,378      161,214       91,675       34,134
                      ==========   ==========   ==========   ==========   ==========
Cost of shares
  acquired..........  $      117   $    1,627   $    1,992   $    1,573   $      565
                      ==========   ==========   ==========   ==========   ==========
Cost of shares
  redeemed..........  $      (23)  $     (157)  $     (260)  $     (194)  $      (84)
                      ==========   ==========   ==========   ==========   ==========


                          MFS
                          NEW          MFS
                       DISCOVERY    UTILITIES
                      -----------  -----------
Shares purchased....      14,365       12,178
Shares received from
  reinvestment of
  dividends.........         186            0
                      ----------   ----------
Total shares
  acquired..........      14,551       12,178
Shares redeemed.....      (2,769)      (4,872)
                      ----------   ----------
Net increase in
  shares owned......      11,782        7,306
Shares owned,
  beginning of
  period............           0            0
                      ----------   ----------
Shares owned, end of
  period............      11,782        7,306
                      ==========   ==========
Cost of shares
  acquired..........  $      194   $      254
                      ==========   ==========
Cost of shares
  redeemed..........  $      (34)  $     (103)
                      ==========   ==========


                                                 OPPENHEIMER
                      OPPENHEIMER  OPPENHEIMER     GROWTH     OPPENHEIMER  OPPENHEIMER
                      AGGRESSIVE     CAPITAL         AND         MONEY      STRATEGIC
                        GROWTH     APPRECIATION    INCOME        FUND         BOND
                      -----------  ------------  -----------  -----------  -----------
Shares purchased....      15,443        40,681       71,164    2,999,557      114,011
Shares received from
  reinvestment of
  dividends.........           0         1,264          331       59,899        3,193
                      ----------    ----------   ----------   ----------   ----------
Total shares
  acquired..........      15,443        41,945       71,495    3,059,456      117,204
Shares redeemed.....      (2,169)       (4,015)     (10,297)    (979,050)     (20,309)
                      ----------    ----------   ----------   ----------   ----------
Net increase in
  shares owned......      13,274        37,930       61,198    2,080,406       96,895
Shares owned,
  beginning of
  period............      13,335        27,601       17,530      303,636       27,409
                      ----------    ----------   ----------   ----------   ----------
Shares owned, end of
  period............      26,609        65,531       78,728    2,384,042      124,304
                      ==========    ==========   ==========   ==========   ==========
Cost of shares
  acquired..........  $      861    $    1,676   $    1,599   $    3,060   $      578
                      ==========    ==========   ==========   ==========   ==========
Cost of shares
  redeemed..........  $     (119)   $     (159)  $     (229)  $     (979)  $     (100)
                      ==========    ==========   ==========   ==========   ==========


                      OPPENHEIMER  OPPENHEIMER
                        GLOBAL        HIGH
                      SECURITIES     INCOME
                      -----------  -----------
Shares purchased....      11,509        5,994
Shares received from
  reinvestment of
  dividends.........           0            0
                      ----------   ----------
Total shares
  acquired..........      11,509        5,994
Shares redeemed.....        (685)          (8)
                      ----------   ----------
Net increase in
  shares owned......      10,824        5,986
Shares owned,
  beginning of
  period............           0            0
                      ----------   ----------
Shares owned, end of
  period............      10,824        5,986
                      ==========   ==========
Cost of shares
  acquired..........  $      313   $       64
                      ==========   ==========
Cost of shares
  redeemed..........  $      (17)  $        0
                      ==========   ==========

                 THE PROTECTIVE VARIABLE LIFE SEPARATE ACCOUNT



                         NOTES TO FINANCIAL STATEMENTS



            FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998, AND 1997



                                 (IN THOUSANDS)



3.  INVESTMENTS (CONTINUED)



                        VAN ECK      VAN ECK
                         HARD         REAL
                         ASSET       ESTATE
                      -----------  -----------
Shares purchased....       1,019          155
Shares received from
  reinvestment of
  dividends.........           0            0
                      ----------   ----------
Total shares
  acquired..........       1,019          155
Shares redeemed.....          (2)         (35)
                      ==========   ==========
Net increase in
  shares owned......       1,017          120
Shares owned,
  beginning of
  period............           0            0
                      ----------   ----------
Shares owned, end of
  period............       1,017          120
                      ==========   ==========
Cost of shares
  acquired..........  $       11   $        1
                      ==========   ==========
Cost of shares
  redeemed..........  $        0   $        0
                      ==========   ==========



    During the year ended December 31, 1998, transactions in shares were as follows (in thousands, except share data):



                                                           PIC
                                              PIC        GROWTH          PIC           PIC          PIC
                                             MONEY         AND      INTERNATIONAL    GLOBAL        SMALL
                                            MARKET       INCOME        EQUITY        INCOME      CAP VALUE
                                          -----------  -----------  -------------  -----------  -----------
Shares purchased........................     390,313       86,003         60,450       21,423       42,559
Shares received from reinvestment of
  dividends.............................       4,328       11,648          4,758        1,268       11,171
                                          ----------   ----------     ----------   ----------   ----------
Total shares acquired...................     394,641       97,651         65,208       22,691       53,730
Shares redeemed.........................    (141,893)     (24,351)        (7,919)      (4,855)     (12,859)
                                          ----------   ----------     ----------   ----------   ----------
Net increase in shares owned............     252,748       73,300         57,289       17,836       40,871
Shares owned, beginning of period.......      50,888       63,291         43,537       11,115       47,961
                                          ----------   ----------     ----------   ----------   ----------
Shares owned, end of period.............     303,636      136,591        100,826       28,951       88,832
                                          ==========   ==========     ==========   ==========   ==========
Cost of shares acquired.................  $      395   $    1,532     $      897   $      246   $      553
                                          ==========   ==========     ==========   ==========   ==========
Cost of shares redeemed.................  $     (142)  $     (369)    $     (108)  $      (51)  $     (137)
                                          ==========   ==========     ==========   ==========   ==========

                                                                      CALVERT
                                                                      SOCIAL
                                              PIC          PIC         SMALL       CALVERT
                                             CORE        CAPITAL        CAP        SOCIAL
                                           US EQUITY     GROWTH       GROWTH      BALANCED
                                          -----------  -----------  -----------  -----------
Shares purchased........................      49,631       89,176       326         13,318
Shares received from reinvestment of
  dividends.............................       1,000        2,619         4            988
                                          ----------   ----------      ----        -------
Total shares acquired...................      50,631       91,795       330         14,306
Shares redeemed.........................      (5,556)      (5,774)      (14)          (762)
                                          ----------   ----------      ----        -------
Net increase in shares owned............      45,075       86,021       316         13,544
Shares owned, beginning of period.......      22,731       39,905         6             43
                                          ----------   ----------      ----        -------
Shares owned, end of period.............      67,806      125,926       322         13,587
                                          ==========   ==========      ====        =======
Cost of shares acquired.................  $    1,045   $    1,689      $  3        $    31
                                          ==========   ==========      ====        =======
Cost of shares redeemed.................  $     (114)  $     (110)     $  0        $    (2)
                                          ==========   ==========      ====        =======

                 THE PROTECTIVE VARIABLE LIFE SEPARATE ACCOUNT



                         NOTES TO FINANCIAL STATEMENTS



            FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998, AND 1997



                                 (IN THOUSANDS)



3.  INVESTMENTS (CONTINUED)


                                                    MFS
                          MFS                     GROWTH         MFS      OPPENHEIMER
                       EMERGING        MFS         WITH         TOTAL     AGGRESSIVE
                        GROWTH      RESEARCH      INCOME       RETURN       GROWTH
                      -----------  -----------  -----------  -----------  -----------
Shares purchased....      34,078       73,609       23,570        7,302       12,591
Shares received from
  reinvestment of
  dividends.........         123          660            0           20          115
                      ----------   ----------   ----------   ----------   ----------
Total shares
  acquired..........      34,201       74,269       23,570        7,322       12,706
Shares redeemed.....      (5,378)      (7,698)        (306)        (158)        (744)
                      ----------   ----------   ----------   ----------   ----------
Net increase in
  shares owned......      28,823       66,571       23,264        7,164       11,962
Shares owned,
  beginning of
  period............       3,711        7,674          426          174        1,373
                      ----------   ----------   ----------   ----------   ----------
Shares owned, end of
  period............      32,534       74,245       23,690        7,338       13,335
                      ==========   ==========   ==========   ==========   ==========
Cost of shares
  acquired..........  $      623   $    1,263   $      439   $      126   $      511
                      ==========   ==========   ==========   ==========   ==========
Cost of shares
  redeemed..........  $      (98)  $     (133)  $       (6)  $       (3)  $      (31)
                      ==========   ==========   ==========   ==========   ==========

                                   OPPENHEIMER
                                     GROWTH     OPPENHEIMER
                      OPPENHEIMER      AND       STRATEGIC
                        GROWTH       INCOME        BOND
                      -----------  -----------  -----------
Shares purchased....      25,217       17,480      26,918
Shares received from
  reinvestment of
  dividends.........         698           45          67
                      ----------   ----------     -------
Total shares
  acquired..........      25,915       17,525      26,985
Shares redeemed.....        (610)        (576)     (1,575)
                      ----------   ----------     -------
Net increase in
  shares owned......      25,305       16,949      25,410
Shares owned,
  beginning of
  period............       2,296          581       1,999
                      ----------   ----------     -------
Shares owned, end of
  period............      27,601       17,530      27,409
                      ==========   ==========     =======
Cost of shares
  acquired..........  $      846   $      331     $   137
                      ==========   ==========     =======
Cost of shares
  redeemed..........  $      (21)  $      (11)    $    (8)
                      ==========   ==========     =======



4.  RELATED PARTY TRANSACTIONS



    Contract owners' net payments represent premiums received from policyholders less certain deductions made by Protective Life in accordance with policy terms. These deductions include, where appropriate, sales, tax, surrender, cost of insurance protection and administrative charges. These deductions are made to the individual policies in accordance with the terms governing each policy as set forth in the policy.



    The net assets of each sub-account of the Separate Account reflect the investment management fees and other operating expenses incurred by the Funds.



    Protective Life offers a loan privilege to contract owners. Contract owners may obtain loans using the contract as the only security for the loan. Loans may be subject to provisions of the Internal Revenue Code of 1986, as amended. Loans outstanding approximated $0.4 million and $0.1 million at December 31, 1999 and 1998, respectively.

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Directors and Share Owner
Protective Life Insurance Company
Birmingham, Alabama

    We have reviewed the accompanying consolidated condensed balance sheet of Protective Life Insurance Company and subsidiaries as of March 31, 2000, and the related consolidated condensed statements of income for the three-month periods ended March 31, 2000 and 1999, and consolidated condensed statements of cash flows for the three-month periods ended March 31, 2000 and 1999. These financial statements are the responsibility of the Company's management.

    We conducted our review in accordance with standards established by the American Institute of Certified Public Accountants. A review of interim financial information consists principally of applying analytical procedures to financial data and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with auditing standards generally accepted in the United States, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

    Based on our review, we are not aware of any material modifications that should be made to the consolidated condensed interim financial statements referred to above for them to be in conformity with accounting principles generally accepted in the United States.

    We previously audited in accordance with auditing standards generally accepted in the United States, the consolidated balance sheet as of December 31, 1999, and the related consolidated statements of income, share-owner's equity, and cash flows for the year then ended (not presented herein), and in our report dated February 23, 2000, we expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying consolidated condensed balance sheet as of December 31, 1999, is fairly stated in all material respects in relation to the consolidated balance sheet from which it has been derived.

/s/ PRICEWATERHOUSECOOPERS LLP
Birmingham, Alabama
April 26, 2000

                       PROTECTIVE LIFE INSURANCE COMPANY

                  CONSOLIDATED CONDENSED STATEMENTS OF INCOME

                             (DOLLARS IN THOUSANDS)

                                  (UNAUDITED)

                                                               THREE MONTHS ENDED
                                                                    MARCH 31
                                                              ---------------------
                                                                2000        1999
                                                              ---------   ---------
REVENUES
  Premiums and policy fees..................................  $ 323,645   $ 269,738
  Reinsurance ceded.........................................   (145,487)   (117,952)
                                                              ---------   ---------
    Premiums and policy fees, net of reinsurance ceded......    178,158     151,786
  Net investment income.....................................    163,821     149,454
  Realized investment gains.................................      2,446       1,449
  Other income..............................................     10,985       3,371
                                                              ---------   ---------
                                                                355,410     306,060
                                                              ---------   ---------
BENEFITS AND EXPENSES
  Benefits and settlement expenses (net of reinsurance
    ceded: 2000-$96,754; 1999-$63,686)......................    234,419     185,436
  Amortization of deferred policy acquisition costs.........     37,518      30,952
  Other operating expenses (net of reinsurance ceded:
    2000-$48,662; 1999-$30,404).............................     44,464      43,288
                                                              ---------   ---------
                                                                316,401     259,676
                                                              ---------   ---------
INCOME BEFORE INCOME TAX....................................     39,009      46,384
INCOME TAX EXPENSE..........................................     13,133      16,499
                                                              ---------   ---------
NET INCOME..................................................  $  25,876   $  29,885
                                                              =========   =========

            See notes to consolidated condensed financial statements

                       PROTECTIVE LIFE INSURANCE COMPANY

                     CONSOLIDATED CONDENSED BALANCE SHEETS

                             (DOLLARS IN THOUSANDS)

                                                               MARCH 31     DECEMBER 31
                                                                 2000           1999
                                                              -----------   ------------
                                                                     (UNAUDITED)
ASSETS
Investments:
  Fixed maturities..........................................  $ 6,774,435   $ 6,275,607
  Equity securities.........................................       18,205        30,696
  Mortgage loans on real estate.............................    1,968,703     1,946,690
  Investment in real estate, net of accumulated
    depreciation............................................       15,643        15,582
  Policy loans..............................................      230,160       232,126
  Other long-term investments...............................       82,291        68,890
  Short-term investments....................................      118,262        81,171
                                                              -----------   -----------
    Total investments.......................................    9,207,699     8,650,762
Cash........................................................       25,085
Accrued investment income...................................      108,202       101,120
Accounts and premiums receivable, net of allowance for
  uncollectible amounts.....................................       54,366        45,852
Reinsurance receivables.....................................      979,001       859,684
Deferred policy acquisition costs...........................    1,107,127     1,011,524
Property and equipment, net.................................       50,194        49,002
Other assets................................................       62,573        27,712
Receivable from related parties.............................        9,204        13,059
Assets related to separate accounts
  Variable Annuity..........................................    1,910,097     1,778,618
  Variable Universal Life...................................       50,720        40,293
  Other.....................................................        3,573         3,517
                                                              -----------   -----------
                                                              $13,567,841   $12,581,143
                                                              ===========   ===========
LIABILITIES
Policy liabilities and accruals                               $ 5,508,989   $ 5,074,085
Stable value investment contract deposits...................    2,907,050     2,680,009
Annuity deposits............................................    1,694,932     1,639,231
Other policyholders' funds..................................      116,357       116,815
Other liabilities...........................................      329,014       293,862
Accrued income taxes........................................      (23,364)      (25,833)
Deferred income taxes.......................................      (25,910)      (32,335)
Notes payable...............................................        2,332         2,338
Indebtedness to related parties.............................       14,000        14,000
Liabilities related to separate accounts
  Variable Annuity..........................................    1,910,097     1,778,618
  Variable Universal Life...................................       50,720        40,293
  Other.....................................................        3,573         3,517
                                                              -----------   -----------
                                                               12,487,790    11,584,600
                                                              -----------   -----------
COMMITMENTS AND CONTINGENT LIABILITIES -- NOTE B
SHARE-OWNER'S EQUITY
Preferred Stock, $1.00 par value, shares authorized and
  issued: 2,000, liquidation preference $2,000..............            2             2
Common Stock, $1 par value..................................        5,000         5,000
  Shares authorized and issued: 5,000,000
Additional paid-in capital..................................      386,992       327,992
Note receivable from PLC Employee Stock Ownership Plan......       (4,841)       (5,148)
Retained earnings...........................................      840,653       814,777
Accumulated other comprehensive income
  Net unrealized gains (losses) on investments (net of
    income tax (benefit): 2000-$(79,560); 1999-$(78,658))...     (147,755)     (146,080)
                                                              -----------   -----------
                                                                1,080,051       996,543
                                                              -----------   -----------
                                                              $13,567,841   $12,581,143
                                                              ===========   ===========

            See notes to consolidated condensed financial statements

                       PROTECTIVE LIFE INSURANCE COMPANY

                CONSOLIDATED CONDENSED STATEMENTS OF CASH FLOWS

                             (DOLLARS IN THOUSANDS)

                                  (UNAUDITED)

                                                                 THREE MONTHS ENDED
                                                                      MARCH 31
                                                              -------------------------
                                                                 2000          1999
                                                              -----------   -----------
CASH FLOWS FROM OPERATING ACTIVITIES
  Net income................................................  $    25,876   $    29,885
  Adjustments to reconcile net income to net cash provided
    by operating activities:
    Realized investment gains...............................       (2,446)       (1,449)
    Amortization of deferred policy acquisition costs.......       37,517        30,952
    Capitalization of deferred policy acquisition costs.....      (94,812)      (48,557)
    Depreciation expense....................................        1,934         1,739
    Deferred income tax.....................................        7,534          (534)
    Accrued income tax......................................        2,835        15,204
    Interest credited to universal life and investment
     products...............................................       92,818        85,361
    Policy fees assessed on universal life and investment
     products...............................................      (48,498)      (36,243)
    Change in accrued investment income and other
     receivables............................................      (11,185)      (24,999)
    Change in policy liabilities and other policyholders'
     funds of traditional life and health products..........       99,007        36,010
    Change in other liabilities.............................       12,048       (20,396)
    Other (net).............................................       27,036         2,298
                                                              -----------   -----------
Net cash provided by operating activities...................      149,664        69,271
                                                              -----------   -----------
CASH FLOWS FROM INVESTING ACTIVITIES
  Maturities and principal reductions of investments
    Investments available for sale..........................    2,358,438     3,682,197
    Other...................................................       14,873        59,209
  Sale of investments
    Investments available for sale..........................      260,445       214,724
    Other...................................................       17,096        47,959
  Cost of investments acquired
    Investments available for sale..........................   (2,873,722)   (3,947,000)
    Other...................................................      (59,275)     (163,781)
    Acquisition and bulk reinsurance assumptions, net of
     cash received..........................................     (150,903)
  Purchase of property and equipment........................       (1,928)       (5,544)
                                                              -----------   -----------
Net cash used in investing activities.......................     (434,976)     (112,236)
                                                              -----------   -----------
CASH FLOWS FROM FINANCING ACTIVITIES
  Proceeds from borrowings under line of credit arrangements
    and debt................................................      959,200       270,100
  Principal payments on line of credit arrangements and
    debt....................................................     (959,200)     (270,100)
  Capital contribution from PLC.............................       59,000
  Investment product deposits and change in universal life
    deposits................................................      564,747       401,145
  Investment product withdrawals............................     (313,350)     (358,180)
                                                              -----------   -----------
Net cash provided by financing activities...................      310,397        42,965
                                                              -----------   -----------
INCREASE IN CASH............................................       25,085             0
CASH AT BEGINNING OF PERIOD.................................            0             0
                                                              -----------   -----------
CASH AT END OF PERIOD.......................................  $    25,085   $         0
                                                              ===========   ===========
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
  Cash paid during the period:
    Interest on debt........................................  $     1,526   $       517
    Income taxes............................................  $     1,986   $
SUPPLEMENTAL SCHEDULE OF NONCASH INVESTING AND FINANCING
  ACTIVITIES
  Reduction of principal on note from ESOP..................  $       307   $       183
  Acquisitions and bulk reinsurance assumptions
  Assets acquired...........................................  $   496,221
  Liabilities assumed.......................................     (345,318)
                                                              -----------   -----------
  Net.......................................................  $   150,903
                                                              ===========   ===========

            See notes to consolidated condensed financial statements

                       PROTECTIVE LIFE INSURANCE COMPANY

              NOTES TO CONSOLIDATED CONDENSED FINANCIAL STATEMENTS

                                  (UNAUDITED)

NOTE A -- BASIS OF PRESENTATION

    The accompanying unaudited consolidated condensed financial statements of Protective Life Insurance Company and subsidiaries ("Protective Life") have been prepared in accordance with accounting principles generally accepted in the United States for interim financial information and with the instructions to Form 10-Q and Rule 10-01 of Regulation S-X. Accordingly, they do not include all of the disclosures required by accounting principles generally accepted in the United States for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) necessary for a fair presentation have been included. Operating results for the three month period ended March 31, 2000, are not necessarily indicative of the results that may be expected for the year ending December 31, 2000. The year-end consolidated condensed balance sheet data was derived from audited financial statements, but does not include all disclosures required by accounting principles generally accepted in the United States . For further information, refer to the consolidated financial statements and notes thereto included in Protective Life's annual report on Form 10-K for the year ended December 31, 1999.

    Protective Life is a wholly-owned subsidiary of Protective Life Corporation ("PLC").

NOTE B -- COMMITMENTS AND CONTINGENT LIABILITIES

    Under insurance guaranty fund laws in most states, insurance companies doing business therein can be assessed up to prescribed limits for policyholder losses incurred by insolvent companies. Protective Life does not believe such assessments will be materially different from amounts already provided for in the financial statements. Most of these laws do provide, however, that an assessment may be excused or deferred if it would threaten an insurer's own financial strength.

    A number of civil jury verdicts have been returned against insurers in the jurisdictions in which Protective Life does business involving the insurers' sales practices, alleged agent misconduct, failure to properly supervise agents, and other matters. Increasingly these lawsuits have resulted in the award of substantial judgments against the insurers that are disproportionate to the actual damages, including material amounts of punitive damages. In addition, in some class action and other lawsuits involving insurers' sales practices, insurers have made material settlement payments. In some states, including Alabama (where Protective Life maintains its headquarters), juries have substantial discretion in awarding punitive damages, which creates the potential for unpredictable material adverse judgments in any given lawsuit. Protective Life, like other insurers, in the ordinary course of business, is involved in such litigation or alternatively in arbitration. Although the outcome of any such litigation or arbitration cannot be predicted with certainty, Protective Life believes that at the present time there are no pending or threatened lawsuits that are reasonably likely to have a material adverse effect on the financial position, results of operations, or liquidity of Protective Life.

NOTE C -- OPERATING SEGMENTS

    Protective Life operates seven divisions whose principal strategic focuses can be grouped into three general categories: life insurance, specialty insurance products, and retirement savings and investment products. The following table sets forth operating segment income and assets for the periods shown. Adjustments represent the inclusion of unallocated realized investment gains (losses) and the recognition of income tax expense. There are no asset adjustments.

                       PROTECTIVE LIFE INSURANCE COMPANY

              NOTES TO CONSOLIDATED CONDENSED FINANCIAL STATEMENTS

                                  (UNAUDITED)

NOTE C -- OPERATING SEGMENTS (CONTINUED)
    In the 2000 first quarter, certain health insurance lines were transferred from the Dental and Consumer Benefits Division to the Corporate and Other segment in order to reflect management's current focus. Prior period results have been restated to reflect the change.

                                                                     OPERATING SEGMENT INCOME FOR THE
                                                                    THREE MONTHS ENDED MARCH 31, 2000
                                                                              (IN THOUSANDS)
                                                    ------------------------------------------------------------------
                                                                                                SPECIALTY INSURANCE
                                                                                                     PRODUCTS
                                                                LIFE INSURANCE               -------------------------
                                                    --------------------------------------   DENTAL AND
                                                    INDIVIDUAL                                CONSUMER     FINANCIAL
                                                       LIFE      WEST COAST   ACQUISITIONS    BENEFITS    INSTITUTIONS
                                                    ----------   ----------   ------------   ----------   ------------
Premiums and policy fees..........................   $ 81,854     $ 23,270      $34,790       $ 72,252      $ 87,085
Reinsurance ceded.................................    (56,081)     (16,005)      (7,942)       (27,410)      (38,049)
                                                     --------     --------      -------       --------      --------
  Net of reinsurance ceded........................     25,773        7,265       26,848         44,842        49,036
Net investment income.............................     14,328       21,795       28,915          2,485        11,121
Realized investment gains (losses)................
Other income......................................       (672)                                   2,947         6,766
                                                     --------     --------      -------       --------      --------
    Total revenues................................     39,429       29,060       55,763         50,274        66,923
                                                     --------     --------      -------       --------      --------
Benefits and settlement expenses                       23,233       20,143       33,363         33,892        31,270
Amortization of deferred policy acquisition
  costs...........................................      7,216        3,102        3,930          2,712        13,290
Other operating expenses..........................       (922)      (2,805)       6,706         10,520        15,507
                                                     --------     --------      -------       --------      --------
    Total benefits and expenses...................     29,527       20,440       43,999         47,124        60,067
                                                     --------     --------      -------       --------      --------
Income before income tax..........................      9,902        8,620       11,764          3,150         6,856

                                                                         RETIREMENT SAVINGS AND
                                                                          INVESTMENT PRODUCTS
                                                     --------------------------------------------------------------
                                                      STABLE                 CORPORATE
                                                      VALUE     INVESTMENT      AND                       TOTAL
                                                     PRODUCTS    PRODUCTS      OTHER     ADJUSTMENTS   CONSOLIDATED
                                                     --------   ----------   ---------   -----------   ------------
Premiums and policy fees...........................              $ 7,291     $ 17,103                    $323,645
Reinsurance ceded..................................                                                      (145,487)
                                                                 -------     --------                    --------
  Net of reinsurance ceded.........................                7,291       17,103                     178,158
Net investment income..............................  $58,996      29,094       (2,913)                    163,821
Realized investment gains (losses).................      (58)        429                   $ 2,075          2,446
Other income.......................................                  526        1,418                      10,985
                                                     -------     -------     --------                    --------
    Total revenues.................................   58,938      37,340       15,608        2,075        355,410
                                                     -------     -------     --------                    --------
Benefits and settlement expenses...................   49,058      23,624       19,836                     234,419
Amortization of deferred acquisition costs.........      207       6,539          522                      37,518
Other operating expenses...........................    1,076       4,162       10,220                      44,464
                                                     -------     -------     --------                    --------
    Total benefits and expenses....................   50,341      34,325       30,578                     316,401
                                                     -------     -------     --------                    --------
Income (loss) before income tax....................    8,597       3,015      (14,970)                     39,009
Income tax expense.................................                                         13,133         13,133
                                                                                           -------       --------
Net income.........................................                                                      $ 25,876
                                                                                                         ========

                       PROTECTIVE LIFE INSURANCE COMPANY

              NOTES TO CONSOLIDATED CONDENSED FINANCIAL STATEMENTS

                                  (UNAUDITED)

NOTE C -- OPERATING SEGMENTS (CONTINUED)

                                                                       OPERATING SEGMENT INCOME FOR THE
                                                                      THREE MONTHS ENDED MARCH 31, 1999
                                                                                (IN THOUSANDS)
                                                      ------------------------------------------------------------------
                                                                                                 SPECIALTY INSURANCE
                                                                                                      PRODUCTS
                                                                 LIFE INSURANCE              ---------------------------
                                                      ------------------------------------    DENTAL AND
                                                      INDIVIDUAL                               CONSUMER      FINANCIAL
                                                      WEST COAST   ACQUISITIONS   BENEFITS   INSTITUTIONS   INSTITUTIONS
                                                      ----------   ------------   --------   ------------   ------------
Premiums and policy fees............................   $ 64,420      $ 18,328     $41,105      $ 55,789       $ 66,753
Reinsurance ceded...................................    (37,469)      (12,788)     (8,597)      (17,535)       (41,563)
                                                       --------      --------     -------      --------       --------
Net of reinsurance ceded............................     26,951         5,540      32,508        38,254         25,190
  Net investment income.............................     15,553        18,042      33,316         2,647          5,795
Realized investment gains (losses)..................
Other income........................................     (1,029)           (6)         (9)        1,126          2,833
                                                       --------      --------     -------      --------       --------
    Total revenues..................................     41,475        23,576      65,815        42,027         33,818
                                                       --------      --------     -------      --------       --------
Benefits and settlement expenses....................     18,922        14,589      35,523        28,550         11,310
Amortization of deferred policy acquisition costs...      8,826         1,405       6,094         1,732          6,515
Other operating expense.............................      5,082         2,000       6,426         8,766         11,023
                                                       --------      --------     -------      --------       --------
    Total benefits and expenses.....................     32,830        17,994      48,043        39,048         28,848
                                                       --------      --------     -------      --------       --------
Income before income tax............................      8,645         5,582      17,772         2,979          4,970

                                                                         RETIREMENT SAVINGS AND
                                                                          INVESTMENT PRODUCTS
                                                     --------------------------------------------------------------
                                                      STABLE                 CORPORATE
                                                      VALUE     INVESTMENT      AND                       TOTAL
                                                     PRODUCTS    PRODUCTS      OTHER     ADJUSTMENTS   CONSOLIDATED
                                                     --------   ----------   ---------   -----------   ------------
Premiums and policy fees...........................              $ 5,382     $ 17,961                   $ 269,738
Reinsurance ceded..................................                                                      (117,952)
                                                                 -------     --------                   ---------
  Net of reinsurance ceded.........................                5,382       17,961                     151,786
Net investment income..............................  $51,650      25,566       (3,115)                    149,454
Realized investment gains (losses).................    3,070         648                   $(2,269)         1,449
Other income.......................................                  748         (292)                      3,371
                                                     -------     -------     --------      -------      ---------
    Total revenues.................................   54,720      32,344       14,554       (2,269)       306,060
                                                     -------     -------     --------      -------      ---------
Benefits and settlement expenses...................   43,927      20,859       11,756                     185,436
Amortization of deferred policy acquisition
  costs............................................      192       5,379          809                      30,952
Other operating expenses...........................      741       3,159        6,091                      43,288
                                                     -------     -------     --------                   ---------
    Total benefits and expenses....................   44,860      29,397       18,656                     259,676
                                                     -------     -------     --------                   ---------
Income (loss) before income tax....................    9,860       2,947       (4,102)                     46,384
Income tax expense.................................                                         16,499         16,499
                                                                                           -------      ---------
Net income.........................................                                                     $  29,885
                                                                                                        =========

                       PROTECTIVE LIFE INSURANCE COMPANY

              NOTES TO CONSOLIDATED CONDENSED FINANCIAL STATEMENTS

                                  (UNAUDITED)

NOTE C -- OPERATING SEGMENTS (CONTINUED)

                                                                          OPERATING SEGMENT ASSETS
                                                                               MARCH 31, 2000
                                                                               (IN THOUSANDS)
                                                     ------------------------------------------------------------------
                                                                                                 SPECIALTY INSURANCE
                                                                                                      PRODUCTS
                                                                 LIFE INSURANCE               -------------------------
                                                     --------------------------------------   DENTAL AND
                                                     INDIVIDUAL      WEST                      CONSUMER     FINANCIAL
                                                        LIFE        COAST      ACQUISITIONS    BENEFITS    INSTITUTIONS
                                                     ----------   ----------   ------------   ----------   ------------
Investments and other assets.......................  $1,272,873   $1,374,304    $1,557,194     $208,704     $1,229,957
Deferred policy acquisition costs..................     366,412      221,477       231,973       29,083        130,203
                                                     ----------   ----------    ----------     --------     ----------
    Total assets...................................  $1,639,285   $1,595,781    $1,789,167     $237,787     $1,360,160
                                                     ==========   ==========    ==========     ========     ==========

                                                              RETIREMENT SAVINGS AND
                                                                INVESTMENT PRODUCTS
                                                              -----------------------
                                                                STABLE                  CORPORATE
                                                                VALUE      INVESTMENT      AND         TOTAL
                                                               PRODUCTS     PRODUCTS      OTHER     CONSOLIDATED
                                                              ----------   ----------   ---------   ------------
Investments and other assets................................  $2,998,370   $3,569,139   $250,173    $12,460,714
Deferred policy acquisition costs...........................       1,933     120,776       5,270      1,107,127
                                                              ----------   ----------   --------    -----------
    Total assets............................................  $3,000,303   $3,689,915   $255,443    $13,567,841
                                                              ==========   ==========   ========    ===========

                                                                          OPERATING SEGMENT ASSETS
                                                                             DECEMBER 31, 1999
                                                                               (IN THOUSANDS)
                                                     ------------------------------------------------------------------
                                                                                                 SPECIALTY INSURANCE
                                                                                                      PRODUCTS
                                                                 LIFE INSURANCE               -------------------------
                                                     --------------------------------------   DENTAL AND
                                                     INDIVIDUAL      WEST                      CONSUMER     FINANCIAL
                                                        LIFE        COAST      ACQUISITIONS    BENEFITS    INSTITUTIONS
                                                     ----------   ----------   ------------   ----------   ------------
Investments and other assets.......................  $1,205,968   $1,343,517    $1,553,954     $197,673    $   727,857
Deferred policy acquisition costs..................     379,117      200,605       235,903       25,819         51,339
                                                     ----------   ----------    ----------     --------    -----------
    Total assets...................................  $1,585,085   $1,544,122    $1,789,857     $223,492    $   779,196
                                                     ==========   ==========    ==========     ========    ===========

                                                              RETIREMENT SAVINGS AND
                                                                INVESTMENT PRODUCTS
                                                              -----------------------
                                                                STABLE                  CORPORATE
                                                                VALUE      INVESTMENT      AND         TOTAL
                                                               PRODUCTS     PRODUCTS      OTHER     CONSOLIDATED
                                                              ----------   ----------   ---------   ------------
Investments and other assets................................  $2,766,178   $3,355,863   $418,609    $11,569,619
Deferred policy acquisition costs...........................       1,156     117,577           8      1,011,524
                                                              ----------   ----------   --------    -----------
    Total assets............................................  $2,767,334   $3,473,440   $418,617    $12,581,143
                                                              ==========   ==========   ========    ===========

                       PROTECTIVE LIFE INSURANCE COMPANY

              NOTES TO CONSOLIDATED CONDENSED FINANCIAL STATEMENTS

                                  (UNAUDITED)

NOTE D -- STATUTORY REPORTING PRACTICES

   Financial statements prepared in conformity with generally accepted accounting principles (i.e., GAAP) differ in some respects from the statutory accounting practices prescribed or permitted by insurance regulatory authorities. At March 31, 2000, and for the three months then ended, Protective Life and its life insurance subsidiaries had consolidated share-owner's equity and net income prepared in conformity with statutory reporting practices of $582.3 million and $17.7 million, respectively.

NOTE E -- INVESTMENTS

    As prescribed by Statement of Financial Accounting Standards ("SFAS")
No. 115, certain investments are recorded at their market values with the resulting net unrealized gains and losses reduced by a related adjustment to deferred policy acquisition costs, net of income tax, recorded as a component of share-owner's equity. The market values of fixed maturities increase or decrease as interest rates fall or rise. Therefore, although the application of SFAS No. 115 does not affect Protective Life's operations, its reported share-owner's equity will fluctuate significantly as interest rates change.

    Protective Life's balance sheets at March 31, 2000 and December 31, 1999, prepared on the basis of reporting investments at amortized cost rather than at market values, are as follows:

                                                               MARCH 31     DECEMBER 31
                                                              -----------   -----------
                                                                   (IN THOUSANDS)
Total investments...........................................  $ 9,453,458   $ 8,894,426
Deferred policy acquisition costs...........................    1,088,683       992,518
All other assets............................................    3,253,015     2,918,857
                                                              -----------   -----------
                                                              $13,795,156   $12,805,801
                                                              ===========   ===========
Deferred income taxes.......................................  $    53,650   $    46,243
All other liabilities.......................................   12,513,700    11,616,935
                                                              -----------   -----------
                                                               12,567,350    11,663,178
Share-owner's equity........................................    1,227,806     1,142,623
                                                              -----------   -----------
                                                              $13,795,156   $12,805,801
                                                              ===========   ===========

NOTE F -- DERIVATIVE FINANCIAL INSTRUMENTS

    Protective Life has not used derivative financial instruments for trading purposes. Combinations of interest rate swap contracts, options and futures contracts are sometimes used as hedges against changes in interest rates for certain investments, primarily outstanding mortgage loan commitments, mortgage loans, and mortgage-backed securities, and liabilities arising from interest-sensitive products. Realized investment gains and losses on such contracts are deferred and amortized over the life of the hedged asset or liability. No realized investment gains or losses were deferred in the first three months of 2000 or the full year of 1999. At March 31, 2000, contracts with a notional amount of $1.5 billion were in a $0.1 million net unrealized gain position. During the three months ended March 31, 2000, the Company recognized $0.5 million in realized investment gains related to derivative financial instruments.

                       PROTECTIVE LIFE INSURANCE COMPANY

              NOTES TO CONSOLIDATED CONDENSED FINANCIAL STATEMENTS

                                  (UNAUDITED)

NOTE G -- COMPREHENSIVE INCOME (LOSS)

    The following table sets forth Protective Life's comprehensive income (loss) for the three-month periods ended March 31, 2000 and 1999:

                                                              THREE MONTHS ENDED
                                                                   MARCH 31
                                                              -------------------
                                                                2000       1999
                                                              --------   --------
                                                                (IN THOUSANDS)
Net income..................................................  $25,876    $ 29,885
Increase (decrease) in net unrealized gains on investments
  (net of income tax: 2000 - $(856); 1999 - $(29,120))......   (1,590)    (52,195)
Reclassification adjustment for amounts included in net
  income (net of income tax: 2000 - $2,719; 1999 -
  $(507))...................................................    5,050        (942)
                                                              -------    --------
Comprehensive income (loss).................................  $29,336    $(23,252)
                                                              =======    ========

NOTE H -- ACQUISITIONS

    In January, 2000, Protective Life acquired the Lyndon Insurance Group ("Lyndon"). The transaction has been accounted for as a purchase, and the results of the transaction have been included in the accompanying financial statements since its effective date.

    Summarized below are the consolidated results of operations for the three months ended March 31, 1999, on an unaudited pro forma basis, as if the Lyndon acquisition had occurred as of January 1, 1999. The pro forma information is based on the Protective Life's consolidated results of operations for the three months ended March 30, 1999, and on data provided by Lyndon, after giving effect to certain pro forma adjustments. The pro forma financial information does not purport to be indicative of results of operations that would have occurred had the transaction occurred on the basis assumed above nor are they indicative of results of the future operations of the combined enterprises.

                                                              THREE MONTHS ENDED
                                                                MARCH 31, 1999
                                                              ------------------
                                                                (IN THOUSANDS)
                                                                 (UNAUDITED)
Total revenues..............................................       $330,539
Net income..................................................       $ 32,726

NOTE I -- RECLASSIFICATIONS

    Certain reclassifications have been made in the previously reported financial statements and accompanying notes to make the prior year amounts comparable to those of the current year. Such reclassifications had no effect on previously reported net income, total assets, or share-owner's equity.

NOTE J -- RECENTLY ISSUED ACCOUNTING STANDARDS

    In 1999, Protective Life adopted Statement of Financial Accounting Standards ("SFAS") No. 134, "Accounting for Mortgage-Backed Securities Retained after the Securitization of Mortgage Loans Held for Sale by a Mortgage Banking Enterprise," and Statement of Position 98-1, "Accounting for the Costs of

                       PROTECTIVE LIFE INSURANCE COMPANY

              NOTES TO CONSOLIDATED CONDENSED FINANCIAL STATEMENTS

                                  (UNAUDITED)

NOTE J -- RECENTLY ISSUED ACCOUNTING STANDARDS (CONTINUED)
Computer Software Developed or Obtained for Internal Use," and Statement of Position 97-3, "Accounting by Insurance and Other Enterprises for Insurance Related Assessments" issued by the American Institute of Certified Public Accountants. The adoption of these accounting standards did not have a material effect on Protective Life's financial statements.

    The Financial Accounting Standards Board has issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." Effective January 1, 2001, SFAS No. 133 will require Protective Life to report derivative financial instruments on the balance sheet and to carry such derivatives at fair value. The fair values of derivatives increase or decrease as interest rates change. Under SFAS No. 133, changes in fair value are reported as a component of net income or as a change to share-owner's equity, depending upon the nature of the derivative. Although the adoption of SFAS No. 133 will not affect Protective Life's operations, adoption will introduce volatility into Protective Life's reported net income and share-owner's equity as interest rates change. The effects of adoption will depend upon the nature, purpose and volume of derivatives held by Protective Life at the date of adoption.

                       REPORT OF INDEPENDENT ACCOUNTANTS



To the Directors and Share Owner
Protective Life Insurance Company
Birmingham, Alabama



    In our opinion, the consolidated financial statements listed in the index on page F-1 of this Form S-6 present fairly, in all material respects, the consolidated financial position of Protective Life Insurance Company and Subsidiaries at December 31, 1999 and 1998, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1999, in conformity with accounting principles generally accepted in the United States. In addition, in our opinion, the financial statement schedules listed in the index on page F-1 present fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. These financial statements and financial statement schedules are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements and financial statement schedules based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.



PricewaterhouseCoopers LLP
February 23, 2000
Birmingham, Alabama

                       PROTECTIVE LIFE INSURANCE COMPANY



                       CONSOLIDATED STATEMENTS OF INCOME
                             (DOLLARS IN THOUSANDS)



                                           YEAR ENDED DECEMBER 31
                                     ----------------------------------
                                        1999        1998        1997
                                     ----------  ----------  ----------
REVENUES
  Premiums and policy fees.........  $1,137,256  $1,027,340  $  814,420
  Reinsurance ceded................    (538,033)   (459,215)   (334,214)
                                     ----------  ----------  ----------
    Net of reinsurance ceded.......     599,223     568,125     480,206
  Net investment income............     623,231     603,795     557,488
  Realized investment gains........       4,760       2,136       1,824
  Other income.....................      27,102      20,201       6,149
                                     ----------  ----------  ----------
                                      1,254,316   1,194,257   1,045,667
                                     ----------  ----------  ----------
BENEFITS AND EXPENSES
  Benefits and settlement expenses
    (net of reinsurance ceded:
    1999-$344,474; 1998-$330,494;
    1997-$180,605).................     771,527     730,496     658,872
  Amortization of deferred policy
    acquisition costs..............     104,913     111,188     107,175
  Other operating expenses (net of
    reinsurance ceded:
    1999-$150,570; 1998-$166,375;
    1997-$90,045)..................     176,439     172,228     129,870
                                     ----------  ----------  ----------
                                      1,052,879   1,013,912     895,917
                                     ----------  ----------  ----------
INCOME BEFORE INCOME TAX...........     201,437     180,345     149,750
INCOME TAX EXPENSE (BENEFIT)
    Current........................      47,504      48,237      66,283
    Deferred.......................      25,675      14,925     (13,981)
                                     ----------  ----------  ----------
                                         73,179      63,162      52,302
                                     ----------  ----------  ----------
NET INCOME.........................  $  128,258  $  117,183  $   97,448
                                     ==========  ==========  ==========



                See notes to consolidated financial statements.

                       PROTECTIVE LIFE INSURANCE COMPANY



                          CONSOLIDATED BALANCE SHEETS
                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)



                                                DECEMBER 31
                                          ------------------------
                                             1999         1998
                                          -----------  -----------
ASSETS
Investments:
  Fixed maturities, at market (amortized
     cost: 1999-$6,517,851;
     1998-$6,307,274)...................  $ 6,275,607  $ 6,400,262
  Equity securities, at market (cost:
     1999-$32,092; 1998-$15,151)........       30,696       12,258
  Mortgage loans on real estate.........    1,946,690    1,623,603
  Investment real estate, net of
     accumulated depreciation
     (1999-$1,014; 1998-$782)...........       15,582       14,868
  Policy loans..........................      232,126      232,670
  Other long-term investments...........       68,890       70,078
  Short-term investments................       81,171      159,655
                                          -----------  -----------
    Total investments...................    8,650,762    8,513,394
Accrued investment income...............      101,120      100,395
Accounts and premiums receivable, net of
   allowance for uncollectible amounts
   (1999-$2,540; 1998-$4,304)...........       45,852       31,265
Reinsurance receivables.................      859,684      756,370
Deferred policy acquisition costs.......    1,011,524      841,425
Property and equipment, net.............       49,002       42,374
Other assets............................       27,712       34,632
Receivable from related parties.........       13,059
Assets related to separate accounts
  Variable Annuity......................    1,778,618    1,285,952
  Variable Universal Life...............       40,293       13,606
  Other.................................        3,517        3,482
                                          -----------  -----------
                                          $12,581,143  $11,622,895
                                          ===========  ===========
LIABILITIES
Policy liabilities and accruals:
  Future policy benefits and claims.....  $ 4,566,426  $ 4,140,003
  Unearned premiums.....................      507,659      389,294
                                          -----------  -----------
                                            5,074,085    4,529,297
Stable value investment contract
   deposits.............................    2,680,009    2,691,697
Annuity deposits........................    1,639,231    1,519,820
Other policyholders' funds..............      116,815      219,356
Other liabilities.......................      293,862      226,310
Accrued income taxes....................      (25,833)     (10,992)
Deferred income taxes...................      (32,335)      51,735
Note payable............................        2,338        2,363
Indebtedness to related parties.........       14,000       20,898
Liabilities related to separate accounts
  Variable Annuity......................    1,778,618    1,285,952
  Variable Universal Life...............       40,293       13,606
  Other.................................        3,517        3,482
                                          -----------  -----------
    Total liabilities...................   11,584,600   10,553,524
                                          -----------  -----------

COMMITMENTS AND CONTINGENT
   LIABILITIES -- NOTE G

SHARE-OWNER'S EQUITY
Preferred Stock, $1.00 par value, shares
   authorized and issued: 2,000,
   liquidation preference $2,000........            2            2
Common Stock, $1.00 par value...........        5,000        5,000
  Shares authorized and issued:
     5,000,000
Additional paid-in capital..............      327,992      327,992
Note receivable from PLC Employee Stock
   Ownership Plan.......................       (5,148)      (5,199)
Retained earnings.......................      814,777      686,519
Accumulated other comprehensive income
  Net unrealized gains on investments
     (net of income tax: 1999-$(78,658);
     1998-$29,646)......................     (146,080)      55,057
                                          -----------  -----------
    Total share-owner's equity..........      996,543    1,069,371
                                          -----------  -----------
                                          $12,581,143  $11,622,895
                                          ===========  ===========



                See notes to consolidated financial statements.

                       PROTECTIVE LIFE INSURANCE COMPANY



                CONSOLIDATED STATEMENTS OF SHARE-OWNER'S EQUITY
                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)



                                                                NOTE
                                                             RECEIVABLE                  NET
                                                 ADDITIONAL     FROM                  UNREALIZED        TOTAL
                           PREFERRED   COMMON     PAID-IN       PLC      RETAINED   GAINS (LOSSES)  SHARE-OWNER'S
                             STOCK      STOCK     CAPITAL       ESOP     EARNINGS   ON INVESTMENTS     EQUITY
                           ---------  ---------  ----------  ----------  ---------  --------------  -------------
Balance, December 31,
  1996...................     $2       $5,000     $237,992    $(5,579)   $532,088     $   6,688      $  776,191
                                                                                                     ----------
  Net income for 1997....                                                  97,448                        97,448
  Increase in net
    unrealized gains on
    investments (net of
    income tax-
    $30,275).............                                                                56,225          56,225
  Reclassification
    adjustment for
    amounts included in
    net income (net of
    income tax:
    $(638))..............                                                                (1,186)         (1,186)
                                                                                                     ----------
  Comprehensive income
    for 1997.............                                                                               152,487
                                                                                                     ----------
  Preferred dividends
    ($50 per share)......                                                    (100)                         (100)
  Capital contribution
    from PLC.............                           90,000                                               90,000
  Decrease in note
    receivable from PLC
    ESOP.................                                         201                                       201
                              --       ------     --------    -------    --------     ---------      ----------
Balance, December 31,
  1997...................      2        5,000      327,992     (5,378)    629,436        61,727       1,018,779
                                                                                                     ----------
  Net income for 1998....                                                 117,183                       117,183
  Decrease in net
    unrealized gains on
    investments (net of
    income tax --
    $(2,844))............                                                                (5,281)         (5,281)
  Reclassification
    adjustment for
    amounts included in
    net income (net of
    income tax:
    $(747))..............                                                                (1,389)         (1,389)
                                                                                                     ----------
  Comprehensive income
    for 1998.............                                                                               110,513
                                                                                                     ----------
  Common dividends ($12
    per share)...........                                                 (60,000)                      (60,000)
  Preferred dividends
    ($50 per share)......                                                    (100)                         (100)
  Decrease in note
    receivable from PLC
    ESOP.................                                         179                                       179
                              --       ------     --------    -------    --------     ---------      ----------
Balance, December 31,
  1998...................      2        5,000      327,992     (5,199)    686,519        55,057       1,069,371
                                                                                      ---------
  Net income for 1999....                                                 128,258                       128,258
  Decrease in net
    unrealized gains on
    investments (net of
    income tax --
    $(106,638))..........                                                              (198,043)       (198,043)
  Reclassification
    adjustment for
    amounts included In
    net income (net of
    income tax --
    $(1,666))............                                                                (3,094)         (3,094)
                                                                                                     ----------
  Comprehensive loss for
    1999.................                                                                               (72,879)
                                                                                                     ----------
  Decrease in note
    receivable from PLC
    ESOP.................                                          51                                        51
                              --       ------     --------    -------    --------     ---------      ----------
Balance, December 31,
  1999...................     $2       $5,000     $327,992    $(5,148)   $814,777     $(146,080)     $  996,543
                              ==       ======     ========    =======    ========     =========      ==========



                See notes to consolidated financial statements.

                       PROTECTIVE LIFE INSURANCE COMPANY



                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                             (DOLLARS IN THOUSANDS)



                                                   DECEMBER 31
                                     ---------------------------------------
                                         1999          1998         1997
                                     ------------  ------------  -----------
CASH FLOWS FROM OPERATING
   ACTIVITIES
  Net income.......................  $    128,258  $    117,183  $    97,448
  Adjustments to reconcile net
     income to net cash provided by
     operating activities:
    Realized investment gains......        (4,760)       (2,136)      (1,824)
    Amortization of deferred policy
       acquisition costs...........       104,913       111,188      107,175
    Capitalization of deferred
       policy acquisition costs....      (239,483)     (192,838)    (135,211)
    Depreciation expense...........        10,513         7,110        5,124
    Deferred income taxes..........        24,234        14,925      (17,918)
    Accrued income taxes...........       (14,841)      (11,933)      (5,558)
    Interest credited to universal
       life and investment
       products....................       331,746       352,721      299,004
    Policy fees assessed on
       universal life and
       investment products.........      (165,818)     (139,689)    (131,582)
    Change in accrued investment
       income and other
       receivables.................      (119,183)     (159,362)    (158,798)
    Change in policy liabilities
       and other policyholder funds
       of traditional life and
       health products.............       215,201       322,464      279,522
    Change in other liabilities....        67,552       (19,771)      65,393
    Other (net)....................        (5,526)      (22,634)      (1,133)
                                     ------------  ------------  -----------
Net cash provided by operating
   activities......................       332,806       377,228      401,642
                                     ------------  ------------  -----------
CASH FLOWS FROM INVESTING
   ACTIVITIES
  Maturities and principal
     reduction of investments:
    Investments available for
       sale........................     9,973,742    10,445,407    6,462,663
    Other..........................       243,280       198,559      324,242
  Sale of investments:
    Investment available for
       sale........................       537,343     1,080,265    1,108,058
    Other..........................       267,892       155,906      695,270
  Cost of investments acquired:
    Investments available for
       sale........................   (10,625,354)  (11,505,098)  (8,426,980)
    Other..........................      (864,100)     (662,350)    (718,335)
  Acquisitions and bulk reinsurance
     assumptions...................        46,508                   (169,124)
  Purchase of property and
     equipment.....................       (18,075)      (13,077)      (6,087)
  Sale of property and equipment...           151                      2,681
                                     ------------  ------------  -----------
Net cash used in investing
   activities......................      (438,613)     (300,388)    (727,612)
                                     ------------  ------------  -----------
CASH FLOWS FROM FINANCING
   ACTIVITIES
  Borrowings under line of credit
     arrangements and long-term
     debt..........................     4,351,177     1,975,800    1,159,538
  Capital contribution from PLC....                                   90,000
  Principal payments on line of
     credit arrangements and
     long-term debt................    (4,351,203)   (1,973,437)  (1,159,538)
  Principal payment on surplus note
     to PLC........................        (4,000)       (2,000)      (4,693)
  Dividends to share owner.........                     (60,100)        (100)
  Investment product deposits and
     change in universal life
     deposits......................     1,300,736       981,124      910,659
  Investment product withdrawals...    (1,190,903)   (1,037,424)    (745,083)
                                     ------------  ------------  -----------
Net cash provided by (used in)
   financing activities............       105,807      (116,037)     250,783
                                     ============  ============  ===========
INCREASE(DECREASE) IN CASH.........             0       (39,197)     (75,187)
CASH AT BEGINNING OF YEAR..........             0        39,197      114,384
                                     ------------  ------------  -----------
CASH AT END OF YEAR................  $          0  $          0  $    39,197
                                     ============  ============  ===========
SUPPLEMENTAL DISCLOSURES OF CASH
   FLOW INFORMATION
  Cash paid during the year:
    Interest on debt...............  $      5,611  $      8,338  $     4,343
    Income taxes...................  $     56,192  $     57,429  $    70,133
SUPPLEMENTAL SCHEDULE OF NONCASH
   INVESTING AND FINANCING
   ACTIVITIES
    Reduction of principal on note
       from ESOP...................  $         51  $        179  $       201
    Acquisitions and bulk
       reinsurance assumptions
      Assets acquired..............  $     12,502  $    247,894  $ 1,114,832
      Liabilities assumed..........       (12,502)     (380,405)    (902,267)
                                     ------------  ------------  -----------
      Net..........................  $          0  $   (132,511) $   212,565
                                     ============  ============  ===========



                See notes to consolidated financial statements.

                       PROTECTIVE LIFE INSURANCE COMPANY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                (ALL DOLLAR AMOUNTS IN TABLES ARE IN THOUSANDS)

NOTE A -- SIGNIFICANT ACCOUNTING POLICIES



  BASIS OF PRESENTATION



    The accompanying consolidated financial statements of Protective Life Insurance Company and subsidiaries ("Protective") are prepared on the basis of accounting principles generally accepted in the United Sates. Such accounting principles differ from statutory reporting practices used by insurance companies in reporting to state regulatory authorities. (See also Note B.)



    The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make various estimates that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities, as well as the reported amounts of revenues and expenses.



ENTITIES INCLUDED



    The consolidated financial statements include the accounts, after intercompany eliminations, of Protective Life Insurance Company and its wholly-owned subsidiaries. Protective is a wholly-owned subsidiary of Protective Life Corporation ("PLC"), an insurance holding company.



NATURE OF OPERATIONS



    Protective provides financial services through the production, distribution, and administration of insurance and investment products. Protective markets individual life insurance, dental insurance and managed care services, credit life and disability insurance, guaranteed investment contracts, guaranteed funding agreements, and fixed and variable annuities throughout the United States. Protective also maintains a separate division devoted exclusively to the acquisition of insurance policies from other companies.



    The operating results of companies in the insurance industry have historically been subject to significant fluctuations due to competition, economic conditions, interest rates, investment performance, maintenance of insurance ratings, and other factors.



RECENTLY ISSUED ACCOUNTING STANDARDS



    In 1997 Protective adopted Statement of Financial Accounting Standards ("SFAS") No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities"; SFAS No. 130, "Reporting Comprehensive Income"; and SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information".



    In 1998 PLC adopted SFAS No. 132, "Employers' Disclosures About Pensions and Other Postretirement Benefits."



    In 1999, Protective adopted SFAS No. 134, "Accounting for Mortgage-Backed Securities Retained after the Securitization of Mortgage Loans Held for Sale by a Mortgage Banking Enterprise," and Statement of Position 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use," and Statement of Position 97-3, "Accounting by Insurance and Other Enterprises for Insurance Related Assessments" issued by the American Institute of Certified Public Accountants.



    The adoption of these accounting standards did not have a material effect on PLC's or Protective's financial statements.



    The Financial Accounting Standards Board has issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." Effective January 1, 2001, SFAS No. 133 will require Protective to report

                       PROTECTIVE LIFE INSURANCE COMPANY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                (ALL DOLLAR AMOUNTS IN TABLES ARE IN THOUSANDS)

NOTE A -- SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)


derivative financial instruments on the balance sheet and to carry such derivatives at fair value. The fair values of derivatives increase or decrease as interest rates change. Under SFAS No. 133, changes in fair value are reported as a component of net income or as a change to share-owner's equity, depending upon the nature of the derivative. Although the adoption of SFAS No. 133 will not affect Protective's operations, adoption will introduce volatility into Protective's reported net income and share-owner's equity as interest rates change. Protective has not estimated the potential effect SFAS No. 133 will have on its net income and share-owner's equity.



INVESTMENTS



    Protective has classified all of its investments in fixed maturities, equity securities, and short-term investments as "available for sale".



    Investments are reported on the following bases less allowances for uncollectible amounts on investments, if applicable:



    - Fixed maturities (bonds, and redeemable preferred stocks) -- at current market value. Where market values are unavailable, Protective obtains estimates from independent pricing services or estimates market value based upon a comparison to quoted issues of the same issuer or issues of other issuers with similar terms and risk characteristics.



    - Equity securities (common and nonredeemable preferred stocks) -- at current market value.



    - Mortgage loans -- at unpaid balances, adjusted for loan origination costs, net of fees, and amortization of premium or discount.



    - Investment real estate -- at cost, less allowances for depreciation computed on the straight-line method. With respect to real estate acquired through foreclosure, cost is the lesser of the loan balance plus foreclosure costs or appraised value.



    - Policy loans -- at unpaid balances.



    - Other long-term investments -- at a variety of methods similar to those listed above, as deemed appropriate for the specific investment.



    - Short-term investments -- at cost, which approximates current market value.



    Substantially all short-term investments have maturities of three months or less at the time of acquisition and include approximately $0.8 million in bank deposits voluntarily restricted as to withdrawal.



    As prescribed by SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities," certain investments are recorded at their market values with the resulting unrealized gains and losses reduced by a related adjustment to deferred policy acquisition costs, net of income tax reported as a component of share-owner's equity. The market values of fixed maturities increase or decrease as interest rates fall or rise. Therefore, although the adoption of SFAS No. 115 does not affect Protective's operations, its reported share-owner's equity will fluctuate significantly as interest rates change.

                       PROTECTIVE LIFE INSURANCE COMPANY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                (ALL DOLLAR AMOUNTS IN TABLES ARE IN THOUSANDS)

NOTE A -- SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)


    Protective's balance sheets at December 31, prepared on the basis of reporting investments at amortized cost rather than at market values, are as follows:



                                             1999         1998
                                          -----------  -----------
Total investments.......................  $ 8,894,426  $ 8,412,167
Deferred policy acquisition costs.......      992,518      857,949
All other assets........................    2,918,857    2,268,076
                                          -----------  -----------
                                          $12,805,801  $11,538,192
                                          ===========  ===========
Deferred income taxes...................  $    46,243  $    22,089
All other liabilities...................   11,616,935   10,501,789
                                          -----------  -----------
                                           11,663,178   10,523,878
Share-owner's equity....................    1,142,623    1,014,314
                                          -----------  -----------
                                          $12,805,801  $11,538,192
                                          ===========  ===========



    Realized gains and losses on sales of investments are recognized in net income using the specific identification basis.



DERIVATIVE FINANCIAL INSTRUMENTS



    Protective has not used derivative financial instruments for trading purposes. Combinations of interest rate swap contracts, options, and futures contracts are sometimes used as hedges against changes in interest rates for certain investments, primarily outstanding mortgage loan commitments, mortgage loans, and mortgage-backed securities, and liabilities arising from interest-sensitive products. Realized gains and losses on certain contracts are deferred and amortized over the life of the hedged asset or liability, and such amortization is recorded in investment income or interest expense. Any unamortized gain or loss is recorded as a realized investment gain or loss upon the early termination of a hedged asset or liability, or when the anticipated transaction is no longer likely to occur. No realized gains or losses were deferred in 1999 and 1998.



    Protective uses interest rate swap contracts to convert certain investments from a variable to a fixed rate of interest and from a fixed rate to a variable rate of interest. Swap contracts are also used to alter the effective durations of assets and liabilities. Amounts paid or received related to the initiation of certain interest rate swap contracts are deferred and amortized over the life of the related financial instrument, and subsequent periodic settlements are recorded in investment income or interest expense. Gains or losses on contracts terminated upon the early termination of the related financial instrument are recorded as realized investment gains or losses. Amounts paid related to the initiation of interest rate swap contracts were $1.4 million and $1.0 million in 1999 and 1998 respectively. No amounts were received in 1999 and 1998.



    At December 31, 1999, contracts with a notional amount of $1,328.9 million were in a $2.1 million net unrealized gain position. At December 31, 1998, contracts with a notional amount of $1,623.1 million were in a $5.4 million net unrealized gain position. Protective recognized $3.8 million in realized investment gains related to derivative financial instruments in 1999.



    Protective's derivative financial instruments are with highly rated counterparties.

                       PROTECTIVE LIFE INSURANCE COMPANY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                (ALL DOLLAR AMOUNTS IN TABLES ARE IN THOUSANDS)

NOTE A -- SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)


CASH



    Cash includes all demand deposits reduced by the amount of outstanding checks and drafts. Protective has deposits with certain financial institutions which exceed federally insured limits. Protective has reviewed the credit worthiness of these financial institutions and believes there is minimal risk of a material loss.



PROPERTY AND EQUIPMENT



    Property and equipment are reported at cost. Protective primarily uses the straight-line method of depreciation based upon the estimated useful lives of the assets. Major repairs or improvements are capitalized and depreciated over the estimated useful lives of the assets. Other repairs are expensed as incurred. The cost and related accumulated depreciation of property and equipment sold or retired are removed from the accounts, and resulting gains or losses are included in income.



    Property and equipment consisted of the following at December 31:



                                           1999     1998
                                          -------  -------
Home office building....................  $40,524  $37,959
Other, principally furniture and
  equipment.............................   54,412   58,958
                                          -------  -------
                                           94,936   96,917
Accumulated depreciation................   45,934   54,543
                                          -------  -------
                                          $49,002  $42,374
                                          =======  =======



SEPARATE ACCOUNTS



    The assets and liabilities related to separate accounts in which Protective does not bear the investment risk are valued at market and reported separately as assets and liabilities related to separate accounts in the accompanying consolidated financial statements.



REVENUES AND BENEFITS EXPENSE



    - Traditional Life, Health, and Credit Insurance Products -- Traditional life insurance products consist principally of those products with fixed and guaranteed premiums and benefits and include whole life insurance policies, term and term-like life insurance policies, limited-payment life insurance policies, and certain annuities with life contingencies. Life insurance and immediate annuity premiums are recognized as revenue when due. Health and credit insurance premiums are recognized as revenue over the terms of the policies. Benefits and expenses are associated with earned premiums so that profits are recognized over the life of the contracts. This is accomplished by means of the provision for liabilities for future policy benefits and the amortization of deferred policy acquisition costs.
      Liabilities for future policy benefits on traditional life insurance products have been computed using a net level method including assumptions as to investment yields, mortality, persistency, and other assumptions based on Protective's experience, modified as necessary to reflect anticipated trends and to include provisions for possible adverse deviation. Reserve investment yield assumptions are graded and range from 2.5% to 7.0%. The liability for future policy benefits and claims on traditional life, health, and credit insurance products includes estimated unpaid claims that have been reported to Protective and claims incurred but not yet reported. Policy claims are charged to expense in the period that the claims are incurred.

                       PROTECTIVE LIFE INSURANCE COMPANY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                (ALL DOLLAR AMOUNTS IN TABLES ARE IN THOUSANDS)

NOTE A -- SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)


    Activity in the liability for unpaid claims is summarized as follows:



                                       1999      1998      1997
                                     --------  --------  --------
Balance beginning of year..........  $ 90,332  $106,121  $108,159
  Less reinsurance.................    20,019    18,673     6,423
                                     --------  --------  --------
Net balance beginning of year......    70,313    87,448   101,736
                                     --------  --------  --------
Incurred related to:
Current year.......................   311,002   288,015   258,322
Prior year.........................    (5,574)  (10,198)  (14,540)
                                     --------  --------  --------
  Total incurred...................   305,428   277,817   243,782
                                     --------  --------  --------
Paid related to:
Current year.......................   264,298   236,001   203,381
Prior year.........................    40,197    58,951    58,104
                                     --------  --------  --------
  Total paid.......................   304,495   294,952   261,485
                                     --------  --------  --------
Other changes:
  Acquisitions and reserve
    transfers......................     1,668         0     3,415
                                     --------  --------  --------
Net balance end of year............    72,914    70,313    87,448
  Plus reinsurance.................    47,661    20,019    18,673
                                     --------  --------  --------
Balance end of year................  $120,575  $ 90,332  $106,121
                                     ========  ========  ========



    - Universal Life and Investment Products -- Universal life and investment products include universal life insurance, guaranteed investment contracts, deferred annuities, and annuities without life contingencies. Revenues for universal life and investment products consist of policy fees that have been assessed against policy account balances for the costs of insurance, policy administration, and surrenders. Benefit reserves for universal life and investment products represent policy account balances before applicable surrender charges plus certain deferred policy initiation fees that are recognized in income over the term of the policies. Policy benefits and claims that are charged to expense include benefit claims incurred in the period in excess of related policy account balances and interest credited to policy account balances. Interest credit rates for universal life and investment products ranged from 3.4% to 9.4% in 1999.
      Protective's accounting policies with respect to variable universal life and variable annuities are identical except that policy account balances (excluding account balances that earn a fixed rate) are valued at market and reported as components of assets and liabilities related to separate accounts.



DEFERRED POLICY ACQUISITION COSTS



    Commissions and other costs of acquiring traditional life and health insurance, credit insurance, universal life insurance, and investment products that vary with and are primarily related to the production of new business have been deferred. Traditional life and health insurance acquisition costs are amortized over the premium-payment period of the related policies in proportion to the ratio of annual premium income to total anticipated premium income. Credit insurance acquisition costs are being amortized in proportion to earned premium. Acquisition costs for universal life and investment products are amortized over the lives of the policies in relation to the present value of estimated gross profits before amortization. Under SFAS No. 97, "Accounting and Reporting by Insurance Enterprises for Certain Long-Duration Contracts and for Realized

                       PROTECTIVE LIFE INSURANCE COMPANY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                (ALL DOLLAR AMOUNTS IN TABLES ARE IN THOUSANDS)

NOTE A -- SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)


Gains and Losses from the Sale of Investments," Protective makes certain assumptions regarding the mortality, persistency, expenses, and interest rates it expects to experience in future periods. These assumptions are to be best estimates and are to be periodically updated whenever actual experience and/or expectations for the future change from that assumed. Additionally, relating to SFAS No. 115, these costs have been adjusted by an amount equal to the amortization that would have been recorded if unrealized gains or losses on investments associated with Protective's universal life and investment products had been realized.



    The cost to acquire blocks of insurance representing the present value of future profits from such blocks of insurance is also included in deferred policy acquisition costs. Protective amortizes the present value of future profits over the premium payment period, including accrued interest of up to approximately 8%. The unamortized present value of future profits for all acquisitions was approximately $340.6 million and $370.3 million at December 31, 1999 and 1998, respectively. During 1999 $13.3 million of present value of future profits was capitalized (relating to acquisitions made during the year) and $43.0 million was amortized. During 1998 $132.5 million of present value of future profits was capitalized, and $37.1 million was amortized.



INCOME TAXES



    Protective uses the asset and liability method of accounting for income taxes. Income tax provisions are generally based on income reported for financial statement purposes. Deferred federal income taxes arise from the recognition of temporary differences between the bases of assets and liabilities determined for financial reporting purposes and the bases determined for income tax purposes. Such temporary differences are principally related to the deferral of policy acquisition costs and the provision for future policy benefits and expenses.



RECLASSIFICATIONS



    Certain reclassifications have been made in the previously reported financial statements and accompanying notes to make the prior year amounts comparable to those of the current year. Such reclassifications had no effect on previously reported net income, total assets, or share-owner's equity.



NOTE B -- RECONCILIATION WITH STATUTORY REPORTING PRACTICES



    Financial statements prepared in conformity with accounting principals generally accepted in the United States (GAAP) differ in some respects from the statutory accounting practices prescribed or permitted by insurance regulatory authorities. The most significant differences are as follows: (a) acquisition costs of obtaining new business are deferred and amortized over the approximate life of the policies rather than charged to operations as incurred, (b) benefit liabilities are computed using a net level method and are based on realistic estimates of expected mortality, interest, and withdrawals as adjusted to provide for possible unfavorable deviation from such assumptions, (c) deferred income taxes are provided for temporary differences between financial and taxable earnings, (d) the Asset Valuation Reserve and Interest Maintenance Reserve are restored to stock-owner's equity, (e) furniture and equipment, agents' debit balances, and prepaid expenses are reported as assets rather than being charged directly to surplus (referred to as nonadmitted items), (f) certain items of interest income, principally accrual of mortgage and bond discounts are amortized differently, and (g) bonds are stated at market instead of amortized cost.

                       PROTECTIVE LIFE INSURANCE COMPANY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                (ALL DOLLAR AMOUNTS IN TABLES ARE IN THOUSANDS)

NOTE B -- RECONCILIATION WITH STATUTORY REPORTING PRACTICES (CONTINUED)


    The reconciliations of net income and share-owner's equity prepared in conformity with statutory reporting practices to that reported in the accompanying consolidated financial statements are as follows:



                                    NET INCOME                   SHARE-OWNERS' EQUITY
                           -----------------------------  ----------------------------------
                             1999       1998      1997       1999        1998        1997
                           ---------  --------  --------  ----------  ----------  ----------
In conformity with
  statutory reporting
  practices:(1)..........  $  75,114  $147,077  $134,417  $  567,634  $  531,956  $  579,111
  Additions (deductions)
    by adjustment:
    Deferred policy
      acquisition costs,
      net of
      amortization.......    120,644    68,155    10,310   1,011,524     841,425     632,605
    Deferred income
      tax................    (25,675)  (14,925)   13,981      32,335     (51,735)    (49,417)
    Asset Valuation
      Reserve............                                     41,104      66,922      67,369
    Interest Maintenance
      Reserve............       (226)   (1,355)   (1,434)     19,328      15,507       9,809
    Nonadmitted items....                                     51,350      42,835      30,500
    Other timing and
      valuation
      adjustments........     72,527   (76,214)  (54,494)   (467,130)   (282,480)   (215,448)
    Noninsurance
      affiliates.........     20,698    18,171    17,530                                  (4)
    Consolidation
      elimination........   (134,824)  (23,726)  (22,862)   (259,602)    (95,059)    (35,746)
                           ---------  --------  --------  ----------  ----------  ----------
In conformity with
  generally accepted
  accounting
  principles.............  $ 128,258  $117,183  $ 97,448  $  996,543  $1,069,371  $1,018,779
                           =========  ========  ========  ==========  ==========  ==========


--------------------------


(1)  Consolidated

    As of December 31, 1999, Protective and its insurance subsidiaries had on deposit with regulatory authorities, fixed maturity and short-term investments with a market value of approximately $53.6 million.



    The National Association of Insurance Commissioners has adopted the Codification of Statutory Accounting Principles ("Codification"). The Codification changes current statutory accounting rules in several areas. Protective has not estimated the potential effect the Codification may have on the statutory capital of Protective and its insurance subsidiaries. The Codification will become effective January 1, 2001.



NOTE C -- INVESTMENT OPERATIONS



    Major categories of net investment income for the years ended December 31 are summarized as follows:



                                       1999      1998      1997
                                     --------  --------  --------
Fixed maturities...................  $466,957  $463,416  $396,255
Equity securities..................       775       905     1,186
Mortgage loans on real estate......   172,027   158,461   161,604
Investment real estate.............     1,949     1,224     2,004
Policy loans.......................    15,994    12,346    11,370
Other, principally short-term
  investments......................    20,244    16,536    21,876
                                     --------  --------  --------
                                      677,946   652,888   594,295
Investment expenses................    54,715    49,093    36,807
                                     --------  --------  --------
                                     $623,231  $603,795  $557,488
                                     ========  ========  ========

                       PROTECTIVE LIFE INSURANCE COMPANY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                (ALL DOLLAR AMOUNTS IN TABLES ARE IN THOUSANDS)

NOTE C -- INVESTMENT OPERATIONS (CONTINUED)


    Realized investment gains (losses) for the years ended December 31 are summarized as follows:



                                      1999     1998     1997
                                     -------  -------  -------
Fixed maturities...................  $13,049  $ 4,374  $(8,355)
Equity securities..................   (3,371)  (4,465)   5,975
Mortgage loans and other
  investments......................   (4,918)   2,227    4,204
                                     -------  -------  -------
                                     $ 4,760  $ 2,136  $ 1,824
                                     =======  =======  =======



    Protective recognizes permanent impairments through changes to an allowance for uncollectible amounts on investments. The allowance totaled $20.4 million at December 31, 1999 and $24.1 million at December 31, 1998. Additions and reductions to the allowance are included in realized investment gains (losses). Without such additions/reductions, Protective had net realized investment gains of $1.0 million in 1999, net realized investment gains of $3.2 million in 1998, and net realized investment losses of $6.1 million in 1997.



    In 1999, gross gains on the sale of investments available for sale (fixed maturities, equity securities and short-term investments) were $48.8 million and gross losses were $33.6 million. In 1998, gross gains were $32.3 million and gross losses were $32.5 million. In 1997, gross gains were $21.3 million and gross losses were $23.5 million.



    The amortized cost and estimated market values of Protective's investments classified as available for sale at December 31 are as follows:



                                              GROSS       GROSS     ESTIMATED
                                AMORTIZED   UNREALIZED  UNREALIZED    MARKET
1999                               COST       GAINS       LOSSES      VALUES
------------------------------  ----------  ----------  ----------  ----------
Fixed maturities:
  Bonds:
    Mortgage-backed...........  $2,619,918   $ 18,491    $101,150   $2,537,259
    United States Government
      and authorities.........     154,954        138       1,257      153,835
    States, municipalities,
      and political
      subdivisions............      27,254          7         295       26,966
    Public utilities..........     537,834        301      14,690      523,445
    Convertibles and bonds
      with warrants...........         693          0         155          538
    All other corporate
      bonds...................   3,176,016      5,938     149,591    3,032,363
  Redeemable preferred
    stocks....................       1,182         19           0        1,201
                                ----------   --------    --------   ----------
                                 6,517,851     24,894     267,138    6,275,607
Equity securities.............      32,092        644       2,040       30,696
Short-term investments........      81,171          0           0       81,171
                                ----------   --------    --------   ----------
                                $6,631,114   $ 25,538    $269,178   $6,387,474
                                ==========   ========    ========   ==========

                       PROTECTIVE LIFE INSURANCE COMPANY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                (ALL DOLLAR AMOUNTS IN TABLES ARE IN THOUSANDS)

NOTE C -- INVESTMENT OPERATIONS (CONTINUED)



                                              GROSS       GROSS     ESTIMATED
                                AMORTIZED   UNREALIZED  UNREALIZED    MARKET
1998                               COST       GAINS       LOSSES      VALUES
------------------------------  ----------  ----------  ----------  ----------
Fixed maturities:
  Bonds:
    Mortgage-backed...........  $2,581,561   $ 41,626    $ 33,939   $2,589,248
    United States Government
      and authorities.........      72,697      2,812           0       75,509
    States, municipalities,
      and political
      subdivisions............      29,521      1,131           0       30,652
    Public utilities..........     533,082     15,066           0      548,148
    Convertibles and bonds
      with warrants...........         694          0         179          515
    All other corporate
      bonds...................   3,083,782     98,992      32,629    3,150,145
  Redeemable preferred
    stocks....................       5,937        108           0        6,045
                                ----------   --------    --------   ----------
                                 6,307,274    159,735      66,747    6,400,262
Equity securities.............      15,151        456       3,349       12,258
Short-term investments........     159,655          0           0      159,655
                                ----------   --------    --------   ----------
                                $6,482,080   $160,191    $ 70,096   $6,572,175
                                ==========   ========    ========   ==========



    The amortized cost and estimated market values of fixed maturities at December 31, by expected maturity, are shown below. Expected maturities are derived from rates of prepayment that may differ from actual rates of prepayment.



                                                      ESTIMATED
                                          AMORTIZED     MARKET
1999                                         COST       VALUES
----------------------------------------  ----------  ----------
Due in one year or less.................  $  321,155  $  320,601
Due after one year through five years...   2,913,620   2,863,873
Due after five years through ten
  years.................................   2,152,116   2,049,482
Due after ten years.....................   1,130,960   1,041,651
                                          ----------  ----------
                                          $6,517,851  $6,275,607
                                          ==========  ==========



                                                      ESTIMATED
                                          AMORTIZED     MARKET
1998                                         COST       VALUES
----------------------------------------  ----------  ----------
Due in one year or less.................  $  705,859  $  709,686
Due after one year through five years...   3,255,973   3,325,078
Due after five years through ten
  years.................................   1,655,055   1,690,581
Due after ten years.....................     690,387     674,917
                                          ----------  ----------
                                          $6,307,274  $6,400,262
                                          ==========  ==========

                       PROTECTIVE LIFE INSURANCE COMPANY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                (ALL DOLLAR AMOUNTS IN TABLES ARE IN THOUSANDS)

NOTE C -- INVESTMENT OPERATIONS



    The approximate percentage distribution of Protective's fixed maturity investments by quality rating at December 31 is as follows:



RATING                                     1999    1998
----------------------------------------  ------  ------
AAA.....................................   37.5%   34.3%
AA......................................    6.3     6.2
A.......................................   26.6    29.4
BBB.....................................   25.7    26.5
BB or less..............................    3.8     3.5
Redeemable preferred stocks.............    0.1     0.1
                                          -----   -----
                                          100.0%  100.0%
                                          =====   =====



    At December 31, 1999 and 1998, Protective had bonds which were rated less than investment grade of $243.6 million and $222.9 million, respectively, having an amortized cost of $293.1 million and $252.0 million, respectively. At December 31, 1999, approximately $81.5 million of the bonds rated less than investment grade were securities issued in company-sponsored commercial mortgage loan securitizations. Approximately $910.4 million of bonds are not publicly traded.



    The change in unrealized gains (losses), net of income tax on fixed maturity and equity securities for the years ended December 31 is summarized as follows:



                                       1999       1998     1997
                                     ---------  --------  -------
Fixed maturities...................  $(217,901) $(21,705) $72,741
Equity securities..................        973     4,605   (8,813)



    At December 31, 1999, all of Protective's mortgage loans were commercial loans of which 79% were retail, 8% were apartments, 6% were office buildings, and 6% were warehouses. Protective specializes in making mortgage loans on either credit-oriented or credit-anchored commercial properties, most of which are strip shopping centers in smaller towns and cities. No single tenant's leased space represents more than 5% of mortgage loans. Approximately 74% of the mortgage loans are on properties located in the following states listed in decreasing order of significance: Florida, Texas, Georgia, Tennessee, North Carolina, Virginia, Alabama, South Carolina, Washington, Kentucky, Ohio, and Mississippi.



    Many of the mortgage loans have call provisions after 3 to 10 years. Assuming the loans are called at their next call dates, approximately $109.6 million would become due in 2001, $408.8 million in 2002 to 2005, and $333.6 million in 2006 to 2010.



    At December 31, 1999, the average mortgage loan was approximately $2.0 million, and the weighted average interest rate was 7.8%. The largest single mortgage loan was $17.0 million.



    At December 31, 1999 and 1998, Protective's problem mortgage loans (over ninety days past due) and foreclosed properties totaled $22.9 million and $11.7 million, respectively. Since Protective's mortgage loans are collateralized by real estate, any assessment of impairment is based upon the estimated fair value of the real estate. Based on Protective's evaluation of its mortgage loan portfolio, Protective does not expect any material losses on its mortgage loans.



    Certain investments, principally real estate, with a carrying value of $36.3 million were non-income producing for the twelve months ended December 31, 1999.



    Policy loan interest rates generally range from 4.5% to 8.0%.

                       PROTECTIVE LIFE INSURANCE COMPANY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                (ALL DOLLAR AMOUNTS IN TABLES ARE IN THOUSANDS)

NOTE D -- FEDERAL INCOME TAXES



    Protective's effective income tax rate varied from the maximum federal income tax rate as follows:



                                     1999   1998   1997
                                     -----  -----  -----
Statutory federal income tax rate
  applied to pretax income.........   35.0%  35.0%  35.0%
Dividends received deduction and
  tax-exempt interest..............   (0.1)  (0.1)  (0.2)
Low-income housing credit..........   (0.5)  (0.5)  (0.6)
Tax benefits arising from prior
  acquisitions and other
  adjustments......................    0.3    0.1    0.7
State income taxes.................    1.6    0.5
                                     -----  -----  -----
Effective income tax rate..........   36.3%  35.0%  34.9%
                                     =====  =====  =====



    The provision for federal income tax differs from amounts currently payable due to certain items reported for financial statement purposes in periods which differ from those in which they are reported for income tax purposes.



    Details of the deferred income tax provision for the years ended December 31 are as follows:



                                      1999     1998      1997
                                     -------  -------  --------
Deferred policy acquisition
  costs............................  $46,175  $60,746  $  7,054
Benefit and other policy liability
  changes..........................  (27,158) (41,268)  (23,564)
Temporary differences of investment
  income...........................    6,655   (3,491)    2,516
Other items........................        3   (1,062)       13
                                     -------  -------  --------
                                     $25,675  $14,925  $(13,981)
                                     =======  =======  ========



    The components of Protective's net deferred income tax liability as of December 31 were as follows:



                                            1999      1998
                                          --------  --------
Deferred income tax assets:
Policy and policyholder liability
  reserves..............................  $217,642  $190,328
Unrealized loss on investments..........    70,421
Other...................................     2,088     2,091
                                          --------  --------
                                           290,151   192,419
                                          ========  ========
Deferred income tax liabilities:
Deferred policy acquisition costs.......   257,816   211,641
Unrealized gain on investments..........              32,513
                                          --------  --------
                                           257,816   244,154
                                          --------  --------
Net deferred income tax liability.......  $(32,335) $ 51,735
                                          ========  ========



    Under pre-1984 life insurance company income tax laws, a portion of Protective's gain from operations which was not subject to current income taxation was accumulated for income tax purposes in a memorandum account designated as Policyholders' Surplus. The aggregate accumulation in this account at December 31, 1999 was approximately $70.5 million. Should the accumulation in the Policyholders' Surplus account exceed certain stated maximums, or should distributions including cash dividends be made to PLC in excess of approximately $840.3 million, such excess would be subject to federal income taxes at rates then effective. Deferred income taxes have not been provided on amounts designated as Policyholders' Surplus. Under current income tax laws, Protective does not anticipate paying income tax on amounts in the Policyholders' Surplus accounts.

                       PROTECTIVE LIFE INSURANCE COMPANY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                (ALL DOLLAR AMOUNTS IN TABLES ARE IN THOUSANDS)

NOTE D -- FEDERAL INCOME TAXES (CONTINUED)


    Protective's income tax returns are included in the consolidated income tax returns of PLC. The allocation of income tax liabilities among affiliates is based upon separate income tax return calculations.



NOTE E -- DEBT



    At December 31, 1999, PLC had borrowed $55.0 million at a rate of 6.7%. PLC had also borrowed $59.0 million at a rate of 6.6% under a term note that contains, among other provisions, requirements for maintaining certain financial ratios, and restrictions on indebtedness incurred by PLC's subsidiaries including Protective. Additionally, PLC, on a consolidated basis, cannot incur debt in excess of 50% of its total capital.



    Protective has arranged sources of credit to temporarily fund scheduled investment commitments. Protective expects that the rate received on its investments will equal or exceed its borrowing rate. Protective had no such temporary borrowings outstanding at December 31, 1999 and 1998. Also, Protective has a mortgage note on investment real estate amounting to approximately $2.3 million that matures in 2003.



    Included in indebtedness to related parties is a surplus debenture issued by Protective to PLC. At December 31, 1999, the balance of the surplus debenture was $14.0 million. The debenture matures in 2003.



    Protective routinely receives from or pays to affiliates under the control of PLC reimbursements for expenses incurred on one another's behalf. Receivables and payables among affiliates are generally settled monthly.



    Interest expense on borrowed money totaled $5.1 million, $8.3 million, and $4.3 million, in 1999, 1998, and 1997, respectively.



NOTE F -- RECENT ACQUISITIONS



    In June 1997, Protective acquired West Coast Life Insurance Company ("West Coast"). In September 1997, Protective acquired the Western Diversified Group. In October 1997, Protective coinsured a block of credit policies.



    In October 1998 Protective coinsured a block of life insurance policies from Lincoln National Corporation. The policies represent the payroll deduction business originally marketed and underwritten by Aetna.



    In September 1999, Protective recaptured a block of credit life and disability policies which it had previously ceded.



    These transactions have been accounted for as purchases, and the results of the transactions have been included in the accompanying financial statements since their respective effective dates.



NOTE G -- COMMITMENTS AND CONTINGENT LIABILITIES



    Under insurance guaranty fund laws, in most states, insurance companies doing business therein can be assessed up to prescribed limits for policyholder losses incurred by insolvent companies. Protective does not believe such assessments will be materially different from amounts already provided for in the financial statements. Most of these laws do provide, however, that an assessment may be excused or deferred if it would threaten an insurer's own financial strength.



    A number of civil jury verdicts have been returned against insurers in the jurisdictions in which Protective does business involving the insurers' sales practices, alleged agent misconduct, failure to properly supervise agents, and other matters. Increasingly these lawsuits have resulted in the award of substantial judgments

                       PROTECTIVE LIFE INSURANCE COMPANY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                (ALL DOLLAR AMOUNTS IN TABLES ARE IN THOUSANDS)

NOTE G -- COMMITMENTS AND CONTINGENT LIABILITIES (CONTINUED)


against the insurer that are disproportionate to the actual damages, including material amounts of punitive damages. In some states including Alabama, (where Protective maintains its headquarters) juries have substantial discretion in awarding punitive and non-economic compensatory damages which creates the potential for unpredictable material adverse judgments in any given lawsuit. In addition, in some class action and other lawsuits involving insurers' sales practices, insurers have made material settlement payments. Protective and its subsidiaries, like other financial service companies, in the ordinary course of business, are involved in such litigation or alternatively in arbitration. Although the outcome of any litigation or arbitration cannot be predicted, Protective believes that at the present time there are no pending or threatened lawsuits that are reasonably likely to have a material adverse effect on the financial position, results of operations, or liquidity of Protective.



NOTE H -- SHARE-OWNER'S EQUITY AND RESTRICTIONS



    At December 31, 1999, approximately $736.0 million of consolidated share-owner's equity excluding net unrealized gains on investments, represented net assets of Protective and its subsidiaries that cannot be transferred to PLC. In general, dividends up to specified levels are considered ordinary and may be paid thirty days after written notice to the insurance commissioner of the state of domicile unless such commissioner objects to the dividend prior to the expiration of such period. Dividends in larger amounts are considered extraordinary and are subject to affirmative prior approval by such commissioner. The maximum amount that would qualify as ordinary dividends to PLC by Protective in 2000 is estimated to be $175.5 million.



NOTE I -- PREFERRED STOCK



    PLC owns all of the 2,000 shares of preferred stock issued by Protective's subsidiary, Protective Life and Annuity Insurance Company ("PL&A"). Prior to November 1998, the stock paid, when and if declared, annual minimum cumulative dividends of $50 per share, and noncumulative participating dividends to the extent PL&A's statutory earnings for the immediately preceding fiscal year exceeded $1 million. PL&A paid no preferred dividends during 1999. Dividends of $0.1 million were paid to PLC in 1998, and 1997. Effective November 3, 1998, PL&A's articles of incorporation were amended such that the provision for an annual minimum cumulative dividend was removed.



NOTE J -- RELATED PARTY MATTERS



    On August 6, 1990, PLC announced that its Board of Directors approved the formation of an Employee Stock Ownership Plan ("ESOP"). On December 1, 1990, Protective transferred to the ESOP 520,000 shares of PLC's common stock held by it in exchange for a note. The outstanding balance of the note, $5.1 million at December 31, 1999, is accounted for as a reduction to share-owner's equity. The stock will be used to match employee contributions to PLC's existing 401(k) Plan. The ESOP shares are dividend paying. Dividends on the shares are used to pay the ESOP's note to Protective.



    Protective leases furnished office space and computers to affiliates. Lease revenues were $3.7 million in 1999, $3.0 million in 1998, and $3.1 million in 1997. Protective purchases data processing, legal, investment and management services from affiliates. The costs of such services were $69.2 million, $56.2 million, and $51.6 million in 1999, 1998, and 1997, respectively. Commissions paid to affiliated marketing organizations of $11.4 million, $8.4 million, and $5.2 million in 1999, 1998, and 1997, respectively, were included in deferred policy acquisition costs.



    Certain corporations with which PLC's directors were affiliated paid Protective premiums, policy fees, or deposits for various types of insurance and investment products. Such premiums, policy fees, and deposits

                       PROTECTIVE LIFE INSURANCE COMPANY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                (ALL DOLLAR AMOUNTS IN TABLES ARE IN THOUSANDS)

NOTE J -- RELATED PARTY MATTERS (CONTINUED)


amounted to $56.4 million, $28.6 million and $21.4 million in 1999, 1998, and 1997, respectively. Protective and/or PLC paid commissions, interest on debt and investment products, and fees to these same corporations totaling $16.9 million, $7.3 million and $5.4 million in 1999, 1998, and 1997, respectively.



    For a discussion of indebtedness to related parties, see Note E.



NOTE K -- OPERATING SEGMENTS



    Protective operates seven divisions whose principal strategic focuses can be grouped into three general categories: Life Insurance, Specialty Insurance Products, and Retirement Savings and Investment Products. Each division has a senior officer of Protective responsible for its operations. A division is generally distinguished by products and/or channels of distribution. A brief description of each division follows.



LIFE INSURANCE



    INDIVIDUAL LIFE DIVISION. The Individual Life Division markets level premium term and term-like insurance products, universal life, and variable universal life on a national basis primarily through networks of independent insurance agents.



    WEST COAST DIVISION. The West Coast Division sells universal life and level premium term-like insurance products in the life insurance brokerage market and in the "bank owned life insurance" market.



    ACQUISITIONS DIVISION. The Acquisitions Division focuses on acquiring, converting, and servicing policies acquired from other companies. The Division's primary focus is on life insurance policies sold to individuals.



SPECIALTY INSURANCE PRODUCTS



    DENTAL AND CONSUMER BENEFITS DIVISION. The Division's primary focus is on indemnity and prepaid dental products. In 1997, the Division exited from the traditional group major medical business, fulfilling the Division's strategy to focus primarily on dental and related products.



    FINANCIAL INSTITUTIONS DIVISION. The Financial Institutions Division specializes in marketing credit life and disability insurance products through banks, consumer finance companies and automobile dealers. The Division also includes a small property casualty insurer that sells automobile service contracts.



RETIREMENT SAVINGS AND INVESTMENT PRODUCTS



    STABLE VALUE PRODUCTS DIVISION. The Stable Value Products Division markets guaranteed investment contracts to 401(k) and other qualified retirement savings plans. The Division also offers related products, including fixed and floating rate funding agreements offered to the trustees of municipal bond proceeds, bank trust departments, and money market funds, and long-term annuity contracts offered to fund certain state obligations.



    INVESTMENT PRODUCTS DIVISION. The Investment Products Division manufactures, sells, and supports fixed and variable annuity products. These products are primarily sold through stockbrokers, but are also sold through financial institutions and the Individual Life Division's sales force.

                       PROTECTIVE LIFE INSURANCE COMPANY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                (ALL DOLLAR AMOUNTS IN TABLES ARE IN THOUSANDS)

NOTE K -- OPERATING SEGMENTS (CONTINUED)


CORPORATE AND OTHER



    Protective has an additional business segment herein referred to as Corporate and Other. The Corporate and Other segment primarily consists of net investment income and expenses not attributable to the Divisions above (including net investment income on capital and interest on substantially all debt).



    Protective uses the same accounting policies and procedures to measure operating segment income and assets as it uses to measure its consolidated net income and assets. Operating segment income is generally income before income tax. Premiums and policy fees, other income, benefits and settlement expenses, and amortization of deferred policy acquisition costs are attributed directly to each operating segment. Net investment income is allocated based on directly related assets required for transacting the business of that segment. Realized investment gains (losses) and other operating expenses are allocated to the segments in a manner which most appropriately reflects the operations of that segment. Unallocated realized investment gains (losses) are deemed not to be associated with any specific segment.



    Assets are allocated based on policy liabilities and deferred policy acquisition costs directly attributable to each segment.



    There are no significant intersegment transactions.

                       PROTECTIVE LIFE INSURANCE COMPANY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                (ALL DOLLAR AMOUNTS IN TABLES ARE IN THOUSANDS)

NOTE K -- OPERATING SEGMENTS -- (CONTINUED)


    Operating segment income and assets for the years ended December 31 are as follows:



                                      LIFE INSURANCE
                           ------------------------------------
                           INDIVIDUAL
                              LIFE     WEST COAST  ACQUISITIONS
OPERATING SEGMENT INCOME   ----------  ----------  ------------
1999
Premiums and policy
  fees...................  $  274,598  $  87,226    $  148,620
Reinsurance ceded........    (182,092)   (64,019)      (33,754)
                           ----------  ----------   ----------
  Net of reinsurance
    ceded................      92,506     23,207       114,866
Net investment income....      59,916     78,128       129,806
Realized investment gains
  (losses)...............
Other income.............      (2,250)     1,302            (9)
                           ----------  ----------   ----------
  Total revenues.........     150,172    102,637       244,663
                           ----------  ----------   ----------
Benefits and settlement
  expenses...............      74,455     73,176       129,581
Amortization of deferred
  policy acquisition
  costs..................      23,434      6,047        19,444
Other operating
  expenses...............      20,850     (2,649)       31,178
                           ----------  ----------   ----------
  Total benefits and
    expenses.............     118,739     76,574       180,203
                           ----------  ----------   ----------
Income before income
  tax....................      31,433     26,063        64,460
Income tax expense.......
                           ----------  ----------   ----------
Net income
                           ----------  ----------   ----------
1998
Premiums and policy
  fees...................  $  228,701  $  75,757    $  125,329
Reinsurance ceded........    (102,533)   (53,377)      (28,594)
                           ----------  ----------   ----------
  Net of reinsurance
    ceded................     126,168     22,380        96,735
Net investment income....      55,779     63,492       112,154
Realized investment gains
  (losses)
Other income.............          70          6         1,713
                           ----------  ----------   ----------
  Total revenues.........     182,017     85,878       210,602
                           ----------  ----------   ----------
Benefits and settlement
  expenses...............     106,308     54,617       112,051
Amortization of deferred
  policy acquisition
  costs..................      30,543      4,924        18,894
Other operating
  expenses...............      14,983      5,354        26,717
                           ----------  ----------   ----------
  Total benefits and
    expenses.............     151,834     64,895       157,662
                           ----------  ----------   ----------
Income before income
  tax....................      30,183     20,983        52,940
Income tax expense
                           ----------  ----------   ----------
Net income
                           ----------  ----------   ----------
1997
Premiums and policy
  fees...................  $  182,746  $  41,290    $  120,504
Reinsurance ceded........     (55,266)   (27,168)      (17,869)
                           ----------  ----------   ----------
  Net of reinsurance
    ceded................     127,480     14,122       102,635
Net investment income....      54,593     30,194       110,155
Realized investment gains
  (losses)
Other income.............         617                       10
                           ----------  ----------   ----------
  Total revenues.........     182,690     44,316       212,800
                           ----------  ----------   ----------
Benefits and settlement
  expenses...............     114,678     28,304       116,506
Amortization of deferred
  policy acquisition
  costs..................      27,354        961        16,606
Other operating
  expenses...............      18,178      6,849        23,016
                           ----------  ----------   ----------
  Total benefits and
    expenses.............     160,210     36,114       156,128
                           ----------  ----------   ----------
Income before income
  tax....................      22,480      8,202        56,672
Income tax expense
                           ----------  ----------   ----------
Net income
                           ----------  ----------   ----------
OPERATING SEGMENT ASSETS
1999
Investments and other
  assets.................  $1,205,968  $1,343,517   $1,553,954
Deferred policy
  acquisition costs......     379,117    200,605       235,903
                           ----------  ----------   ----------
Total assets.............  $1,585,085  $1,544,122   $1,789,857
                           ----------  ----------   ----------
Operating Segment Assets
1998
Investments and other
  assets.................  $1,076,202  $1,149,642   $1,600,123
Deferred policy
  acquisition costs......     301,941    144,455       255,347
                           ----------  ----------   ----------
Total assets.............  $1,378,143  $1,294,097   $1,855,470
                           ----------  ----------   ----------
1997
Investments and other
  assets.................  $  960,316  $ 910,030    $1,401,294
Deferred policy
  acquisition costs......     252,321    108,126       138,052
                           ----------  ----------   ----------
Total assets.............  $1,212,637  $1,018,156   $1,539,346
                           ----------  ----------   ----------


----------------------------------


(1) Adjustments represent the inclusion of unallocated realized investment gains (losses) and the recognition of income tax expense. There are no asset adjustments.

                       PROTECTIVE LIFE INSURANCE COMPANY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                (ALL DOLLAR AMOUNTS IN TABLES ARE IN THOUSANDS)

NOTE K -- OPERATING SEGMENTS -- (CONTINUED)



                             SPECIALTY INSURANCE     RETIREMENT SAVINGS AND
                                  PRODUCTS            INVESTMENT PRODUCTS
                           -----------------------  ------------------------
                            DENTAL
                              AND                     STABLE                  CORPORATE
                           CONSUMER    FINANCIAL       VALUE     INVESTMENT      AND                        TOTAL
OPERATING SEGMENT INCOME   BENEFITS   INSTITUTIONS   PRODUCTS     PRODUCTS      OTHER    ADJUSTMENTS(1)  CONSOLIDATED
-------------------------  ---------  ------------  -----------  -----------  ---------  --------------  ------------
1999
Premiums and policy
  fees...................  $317,360    $ 284,891                 $   24,248   $    313                   $ 1,137,256
Reinsurance ceded........   (81,240)    (176,928)                                                           (538,033)
                           ---------   ---------    ----------   ----------   --------      -------      -----------
  Net of reinsurance
    ceded................   236,120      107,963                     24,248        313                       599,223
Net investment income....    14,915       24,121    $  210,208      106,599       (462)                      623,231
Realized investment gains
  (losses)...............                                 (549)       1,446                 $ 3,863            4,760
Other income.............     6,277       15,831                      2,146      3,805                        27,102
                           ---------   ---------    ----------   ----------   --------      -------      -----------
  Total revenues.........   257,312      147,915       209,659      134,439      3,656                     1,254,316
                           ---------   ---------    ----------   ----------   --------      -------      -----------
Benefits and settlement
  expenses...............   172,166       55,899       175,290       88,642      2,318                       771,527
Amortization of deferred
  policy acquisition
  costs..................    10,705       24,718           744       19,820          1                       104,913
Other operating
  expenses...............    56,396       44,728         4,709       14,617      6,610                       176,439
                           ---------   ---------    ----------   ----------   --------      -------      -----------
  Total benefits and
    expenses.............   239,267      125,345       180,743      123,079      8,929                     1,052,879
                           ---------   ---------    ----------   ----------   --------      -------      -----------
Income before income
  tax....................    18,045       22,570        28,916       11,360     (5,273)                      201,437
Income tax expense.......                                                                    73,179           73,179
                           ---------   ---------    ----------   ----------   --------      -------      -----------
Net income...............                                                                                $   128,258
                           ---------   ---------    ----------   ----------   --------      -------      -----------
1998
Premiums and policy
  fees...................  $277,316    $ 301,230                 $   18,809   $    198                   $ 1,027,340
Reinsurance ceded........   (85,753)    (188,958)                                                           (459,215)
                           ---------   ---------    ----------   ----------   --------      -------      -----------
  Net of reinsurance
    ceded................   191,563      112,272                     18,809        198                       568,125
Net investment income....    15,245       25,068    $  213,136      105,827     13,094                       603,795
Realized investment gains
  (losses)...............                                1,609        1,318                 $  (791)           2,136
Other income.............     4,295       10,302                      1,799      2,016                        20,201
                           ---------   ---------    ----------   ----------   --------      -------      -----------
  Total revenues.........   211,103      147,642       214,745      127,753     15,308                     1,194,257
                           ---------   ---------    ----------   ----------   --------      -------      -----------
Benefits and settlement
  expenses...............   140,632       52,629       178,745       85,045        469                       730,496
Amortization of deferred
  policy acquisition
  costs..................    10,352       28,526           735       17,213          1                       111,188
Other operating
  expenses...............    49,913       48,837         2,876       14,428      9,120                       172,228
                           ---------   ---------    ----------   ----------   --------      -------      -----------
  Total benefits and
    expenses.............   200,897      129,992       182,356      116,686      9,590                     1,013,912
                           ---------   ---------    ----------   ----------   --------      -------      -----------
Income before income
  tax....................    10,206       17,650        32,389       11,067      5,718                       180,345
Income tax expense.......                                                                    63,162           63,162
                           ---------   ---------    ----------   ----------   --------      -------      -----------
Net income...............                                                                                $   117,183
                           ---------   ---------    ----------   ----------   --------      -------      -----------
1997
Premiums and policy
  fees...................  $260,590    $ 196,694                 $   12,367   $    229                   $   814,420
Reinsurance ceded........  (109,480)    (124,431)                                                           (334,214)
                           ---------   ---------    ----------   ----------   --------      -------      -----------
  Net of reinsurance
    ceded................   151,110       72,263                     12,367        229                       480,206
Net investment income....    23,810       16,341    $  211,915      105,196      5,284                       557,488
Realized investment gains
  (losses)...............                               (3,180)         589                 $ 4,415            1,824
Other income.............     1,278        3,033                       (192)     1,403                         6,149
                           ---------   ---------    ----------   ----------   --------      -------      -----------
  Total revenues.........   176,198       91,637       208,735      117,960      6,916                     1,045,667
                           ---------   ---------    ----------   ----------   --------      -------      -----------
Benefits and settlement
  expenses...............   110,148       27,643       179,235       82,019        339                       658,872
Amortization of deferred
  policy acquisition
  costs..................    15,711       30,812           618       15,110          3                       107,175
Other operating
  expenses...............    38,572       20,165         3,945       12,312      6,833                       129,870
                           ---------   ---------    ----------   ----------   --------      -------      -----------
  Total benefits and
    expenses.............   164,431       78,620       183,798      109,441      7,175                       895,917
                           ---------   ---------    ----------   ----------   --------      -------      -----------
Income before income
  tax....................    11,767       13,017        24,937        8,519       (259)                      149,750
Income tax expense.......                                                                    52,302           52,302
                           ---------   ---------    ----------   ----------   --------      -------      -----------
Net income...............                                                                                $    97,448
                           ---------   ---------    ----------   ----------   --------      -------      -----------
OPERATING SEGMENT ASSETS
1999
Investments and other
  assets.................  $197,673    $ 727,857    $2,766,178   $3,355,863   $418,609                   $11,569,619
Deferred policy
  acquisition costs......    25,819       51,339         1,156      117,577          8                     1,011,524
                           ---------   ---------    ----------   ----------   --------      -------      -----------
Total assets.............  $223,492    $ 779,196    $2,767,334   $3,473,440   $418,617                   $12,581,143
                           ---------   ---------    ----------   ----------   --------      -------      -----------
Operating Segment Assets
1998
Investments and other
  assets.................  $197,337    $ 645,909    $2,869,304   $2,542,536   $700,417                   $10,781,470
Deferred policy
  acquisition costs......    23,836       39,212         1,448       75,177          9                       841,425
                           ---------   ---------    ----------   ----------   --------      -------      -----------
Total assets.............  $221,173    $ 685,121    $2,870,752   $2,617,713   $700,426                   $11,622,895
                           ---------   ---------    ----------   ----------   --------      -------      -----------
1997
Investments and other
  assets.................  $208,071    $ 536,058    $2,887,732   $2,313,279   $525,896                   $ 9,742,676
Deferred policy
  acquisition costs......    22,459       52,836         1,785       56,074        952                       632,605
                           ---------   ---------    ----------   ----------   --------      -------      -----------
Total assets.............  $230,530    $ 588,894    $2,889,517   $2,369,353   $526,848                   $10,375,281
                           ---------   ---------    ----------   ----------   --------      -------      -----------


----------------------------------


(1) Adjustments represent the inclusion of unallocated realized investment gains (losses) and the recognition of income tax expense. There are no asset adjustments.

                       PROTECTIVE LIFE INSURANCE COMPANY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                (ALL DOLLAR AMOUNTS IN TABLES ARE IN THOUSANDS)

NOTE L -- EMPLOYEE BENEFIT PLANS



    PLC has a defined benefit pension plan covering substantially all of its employees. The plan is not separable by affiliates participating in the plan. However, approximately 81% of the participants in the plan are employees of Protective. The benefits are based on years of service and the employee's highest thirty-six consecutive months of compensation. PLC's funding policy is to contribute amounts to the plan sufficient to meet the minimum finding requirements of ERISA plus such additional amounts as PLC may determine to be appropriate from time to time. Contributions are intended to provide not only for benefits attributed to service to date but also for those expected to be earned in the future.



    The actuarial present value of benefit obligations and the funded status of the plan taken as a whole at December 31 are as follows:



                                           1999      1998
                                          -------  --------
Projected benefit obligation, beginning
  of the year...........................  $36,547  $ 30,612
Service cost - benefits earned during
  the year..............................    3,270     2,585
Interest cost - on projected benefit
  obligation............................    2,779     2,203
Actuarial gain (loss)...................   (5,729)    2,115
Plan amendment..........................       32       160
Benefits paid...........................     (369)   (1,128)
                                          -------  --------
Projected benefit obligation, end of the
  year..................................   36,530    36,547
                                          -------  --------
Fair value of plan assets beginning of
  the year..............................  $25,147  $ 21,763
Actual return on plan assets............    2,594     1,689
Employer contribution...................    7,048     2,823
Benefits paid...........................     (369)   (1,128)
                                          -------  --------
Fair value of plan assets end of the
  year..................................  $34,420    25,147
                                          -------  --------
Plan assets less than the projected
  benefit obligation....................  $(2,110) $(11,400)
Unrecognized net actuarial loss from
  past experience different from that
  assumed...............................    2,601     9,069
Unrecognized prior service cost.........      569       652
Unrecognized net transition asset.......      (17)      (34)
                                          -------  --------
Net pension liability recognized in
  balance sheet.........................  $ 1,043  $ (1,713)
                                          =======  ========



    Net pension cost of the defined benefit pension plan includes the following components for the years ended December 31:



                                      1999    1998    1997
                                     ------  ------  ------
Service cost.......................  $3,270  $2,585  $2,112
Interest cost......................   2,779   2,203   2,036
Expected return on plan assets.....  (2,348) (1,950) (1,793)
Amortization of prior service
  cost.............................     115     112     100
Amortization of transition asset...     (17)    (17)    (17)
Recognized net actuarial loss......     494     305     152
                                     ------  ------  ------
Net pension cost...................  $4,293  $3,238  $2,590
                                     ======  ======  ======



    Protective's share of the net pension cost was $3.6 million, $2.6 million, and $1.8 million, in 1999, 1998, and 1997, respectively.

                       PROTECTIVE LIFE INSURANCE COMPANY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                (ALL DOLLAR AMOUNTS IN TABLES ARE IN THOUSANDS)

NOTE L -- EMPLOYEE BENEFIT PLANS (CONTINUED)


    Assumptions used to determine the benefit obligations as of December 31 were as follows:



                                     1999   1998   1997
                                     -----  -----  -----
Weighted average discount rate.....   8.00%  6.75%  7.25%
Rates of increase in compensation
  level............................   5.75%  4.75%  5.25%
Expected long-term rate of return
  on assets........................   8.50%  8.50%  8.50%



    Assets of the pension plan are included in the general assets of Protective. Until recently, upon retirement, the amount of pension plan assets vested in the retiree were used to purchase a single premium annuity from Protective in the retiree's name. Therefore, amounts presented above as plan assets exclude assets relating to retirees. Beginning July 1, 1999, retiree obligations are being fulfilled from pension plan assets.



    PLC also sponsors an unfunded excess benefits plan, which is a nonqualified plan that provides defined pension benefits in excess of limits imposed by federal income tax law. At December 31, 1999 and 1998, the projected benefit obligation of this plan totaled $13.1 million and $11.7 million, respectively, of which $8.3 million and $7.8 million, respectively, have been recognized in PLC's financial statements.



    Net pension cost of the excess benefits plan includes the following components for the years ended December 31:



                                      1999    1998    1997
                                     ------  ------  ------
Service cost.......................  $  695  $  611  $  544
Interest cost......................     887     722     651
Plan amendment.....................                     351
Amortization of prior service
  cost.............................     113     112     112
Amortization of transition asset...      37      37      37
Recognized net actuarial loss......     265     173     180
                                     ------  ------  ------
Net pension cost...................  $1,997  $1,655  $1,875
                                     ======  ======  ======



    In addition to pension benefits, PLC provides limited healthcare benefits to eligible retired employees until age 65. The postretirement benefit is provided by an unfunded plan. At December 31, 1999 and 1998, the liability for such benefits totaled $1.2 million. The expense recorded by PLC was $0.1 million in 1999, 1998 and 1997. PLC's obligation is not materially affected by a 1% change in the healthcare cost trend assumptions used in the calculation of the obligation.



    Life insurance benefits for retirees are provided through the purchase of life insurance policies upon retirement equal to the employees' annual compensation up to a maximum of $75,000. This plan is partially funded at a maximum of $50,000 face amount of insurance.



    PLC sponsors a defined contribution plan which covers substantially all employees. Employee contributions are made on a before-tax basis as provided by
Section 401(k) of the Internal Revenue Code. PLC established an Employee Stock Ownership Plan ("ESOP") to match voluntary employee contributions to PLC's 401(k) Plan. In 1994, a stock bonus was added to the 401(k) Plan for employees who are not otherwise under a bonus plan. Expense related to the ESOP consists of the cost of the shares allocated to participating employees plus the interest expense on the ESOP's note payable to Protective less dividends on shares held by the ESOP. At December 31, 1999, PLC had committed up to 120,812 shares to be released to fund employee benefits. The expense recorded by PLC for these employee benefits was less than $0.1 million in 1999, 1998, and 1997.

                       PROTECTIVE LIFE INSURANCE COMPANY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                (ALL DOLLAR AMOUNTS IN TABLES ARE IN THOUSANDS)

NOTE L -- EMPLOYEE BENEFIT PLANS (CONTINUED)


    PLC sponsors a deferred compensation plan for certain directors, officers, agents, and others. Compensation deferred is credited to the participants in cash, PLC Common Stock, or as a combination thereof.



NOTE M -- STOCK BASED COMPENSATION



    Certain Protective employees participate in PLC's Long-Term Incentive Plan (previously known as the Performance Share Plan) and receive stock appreciation rights (SARs) from PLC.



    Since 1973 PLC has had a Long-Term Incentive Plan (previously known as the Performance Share Plan) to motivate senior management to focus on PLC's long-range earnings performance through the awarding of performance shares. The criterion for payment of performance share awards is based upon a comparison of PLC's average return on average equity and total rate of return over a four year award period (earlier upon the death, disability or retirement of the executive, or in certain circumstances, of a change in control of PLC) to that of a comparison group of publicly held life and multiline insurance companies. If PLC's results are below the median of the comparison group, no portion of the award is earned. If PLC's results are at or above the 90th percentile, the award maximum is earned. Under the plan approved by share owners in 1992 and 1997, up to 6,400,000 shares may be issued in payment of awards. The number of shares granted in 1999, 1998, and 1997 were 99,380, 71,340 and 98,780, respectively, having an approximate market value on the grant date of $3.4 million, $2.3 million, and $2.0 million, respectively. At December 31, 1999, outstanding awards measured at target and maximum payouts were 424,960 and 571,396 shares, respectively. The expense recorded by PLC for the Long-Term Incentive Plan was $3.4 million, $2.7 million, and $2.7 million in 1999, 1998, and 1997, respectively.



    During 1996, stock appreciation rights (SARs) were granted to certain executives of PLC to provide long-term incentive compensation based on the performance of PLC's Common Stock. Under this arrangement PLC will pay (in shares of PLC Common Stock) an amount equal to the difference between the specified base price of PLC's Common Stock and the market value at the exercise date. The SARs are exercisable after five years (earlier upon the death, disability or retirement of the executive, or in certain circumstances, of a change in control of PLC) and expire in 2006 or upon termination of employment. The number of SARs granted during 1996 and outstanding at December 31, 1999 was 675,000. The SARs have a base price of $17.4375 per share of PLC Common Stock (the market price on the grant date was $17.50 per share). The estimated fair value of the SARs on the grant date was $3.0 million. This estimate was derived using the Roll-Geske variation of the Black-Sholes option pricing model. Assumptions used in the pricing model are as follows: expected volatility rate of 15% (approximately equal to that of the S & P Life Insurance Index), a risk free interest rate of 6.35%, a dividend yield rate of 1.97%, and an expected exercise date of August 15, 2002. The expense recorded by PLC for the SARs was $0.6 million in 1999, 1998 and 1997.



NOTE N -- REINSURANCE



    Protective assumes risks from, and reinsures certain of its risks with other insurers under yearly renewable term, coinsurance, and modified coinsurance agreements. Yearly renewable term and coinsurance agreements are accounted for by passing a portion of the risk to the reinsurer. Generally, the reinsurer receives a proportionate part of the premiums less commissions and is liable for a corresponding part of all benefit payments. Modified coinsurance is accounted for similarly to coinsurance except that the liability for future policy benefits is held by the original company, and settlements are made on a net basis between the companies. A substantial portion of Protective's new life insurance and credit insurance sales are being reinsured. Protective reviews the financial condition of its reinsurers and monitors the amount of reinsurance it has with its reinsurers.

                       PROTECTIVE LIFE INSURANCE COMPANY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                (ALL DOLLAR AMOUNTS IN TABLES ARE IN THOUSANDS)

NOTE N -- REINSURANCE (CONTINUED)


    Protective has reinsured approximately $93.5 billion, $64.8 billion, and $34.1 billion in face amount of life insurance risks with other insurers representing $364.7 million, $294.4 million, and $147.2 million of premium income for 1999, 1998, and 1997, respectively. Protective has also reinsured accident and health risks representing $172.8 million, $164.8 million, and $187.7 million of premium income for 1999, 1998, and 1997, respectively. In 1999 and 1998, policy and claim reserves relating to insurance ceded of $739.3 million and $658.7 million respectively are included in reinsurance receivables. Should any of the reinsurers be unable to meet its obligation at the time of the claim, obligation to pay such claim would remain with Protective. At
December 31, 1999 and 1998, Protective had paid $46.8 million and $22.8 million, respectively, of ceded benefits which are recoverable from reinsurers. In addition, at December 31, 1999, Protective had receivables of $74.0 million related to insurance assumed.



NOTE O -- ESTIMATED FAIR VALUES OF FINANCIAL INSTRUMENTS



    The carrying amount and estimated fair values of Protective's financial instruments at December 31 are as follows:



                                         1999                    1998
                                ----------------------  ----------------------
                                            ESTIMATED               ESTIMATED
                                 CARRYING      FAIR      CARRYING      FAIR
                                  AMOUNT      VALUES      AMOUNT      VALUES
                                ----------  ----------  ----------  ----------
Assets (see Notes A and C):
Investments:
  Fixed maturities............  $6,275,607  $6,275,607  $6,400,262  $6,400,262
  Equity securities...........      30,696      30,696      12,258      12,258
  Mortgage loans on real
    estate....................   1,946,690   1,909,026   1,623,603   1,774,379
  Short-term investments......      81,171      81,171     159,655     159,655
LIABILITIES (SEE NOTES A AND
  E):
  Guaranteed investment
    contract deposits.........   2,680,009   2,649,616   2,691,697   2,751,007
  Annuity deposits............   1,639,231   1,598,993   1,519,820   1,513,148
  Notes payable...............       2,338       2,338       2,363       2,363
OTHER (SEE NOTE A):
  Derivative Financial
    Instruments...............       5,273       3,564         986       6,426



   Except as noted below, fair values were estimated using quoted market prices. Protective estimates the fair value of its mortgage loans using discounted cash flows from the next call date. Protective believes the fair value of its short-term investments and notes payable to banks approximates book value due to either being short-term or having a variable rate of interest. Protective estimates the fair value of its guaranteed investment contracts and annuities using discounted cash flows and surrender values, respectively. Protective believes it is not practicable to determine the fair value of its policy loans since there is no stated maturity, and policy loans are often repaid by reductions to policy benefits.



    Protective estimates the fair value of its derivative financial instruments using market quotes or derivative pricing models. The fair value represents the net amount of cash Protective would have received (or paid) had the contracts been terminated on December 31.



NOTE P -- SUBSEQUENT EVENT



    On January 20, 2000, Protective acquired the Lyndon Insurance Group ("Lyndon"). Lyndon manufactures and markets a variety of specialty insurance products including credit insurance, and vehicle and marine service agreements.

              SCHEDULE III -- SUPPLEMENTARY INSURANCE INFORMATION
               PROTECTIVE LIFE INSURANCE COMPANY AND SUBSIDIARIES
                                 (IN THOUSANDS)

-----------------------------------------------------------------------------------------------------------------------------
         COL. A              COL. B       COL. C     COL. D       COL. E       COL. F      COL. G      COL. H       COL. I
-------------------------  -----------  ----------  --------  --------------  ---------  ----------  ----------  ------------
                                                               STABLE VALUE
                                          FUTURE               AND ANNUITY                                       AMORTIZATION
                            DEFERRED      POLICY                 DEPOSITS     PREMIUMS                BENEFITS   OF DEFERRED
                             POLICY      BENEFITS               AND OTHER        AND        NET         AND         POLICY
                           ACQUISITION     AND      UNEARNED  POLICYHOLDERS'   POLICY    INVESTMENT  SETTLEMENT  ACQUISITION
         SEGMENT              COSTS       CLAIMS    PREMIUMS      FUNDS         FEES     INCOME(1)    EXPENSES      COSTS
-------------------------  -----------  ----------  --------  --------------  ---------  ----------  ----------  ------------
Year Ended
December 31, 1999:
Life Insurance
  Individual Life........  $  379,117   $1,210,188  $   338     $   17,159    $ 92,506    $ 59,916    $ 74,455     $ 23,434
  West Coast.............     200,605    1,279,554        0         74,831      23,208      78,126      73,176        6,047
  Acquisitions...........     235,903    1,374,445      558        260,267     114,866     129,806     129,581       19,444
Specialty Insurance
  Products
  Dental and Consumer
    Benefits.............      25,819      126,592    2,994         74,204     236,120      14,915     172,165       10,705
  Financial
    Institutions.........      51,339      150,888  503,735          9,044     107,962      24,122      55,899       24,718
Retirement Savings and
  Investment Products
  Stable Value
    Products.............       1,156      167,415        0      2,680,009           0     210,209     175,291          744
  Investment Products....     117,577      254,492        0      1,320,453      24,248     106,599      88,642       19,820
Corporate and Other......           8        2,852       34             88         313        (462)      2,318            1
                           ----------   ----------  --------    ----------    --------    --------    --------     --------
      TOTAL..............  $1,011,524   $4,566,426  $507,659    $4,436,055    $599,223    $623,231    $771,527     $104,913
                           ==========   ==========  ========    ==========    ========    ========    ========     ========
Year Ended
December 31, 1998:
Life Insurance
  Individual Life........  $  301,941   $1,054,253  $   355     $   10,802    $126,168    $ 55,779    $106,308     $ 30,543
  West Coast.............     144,455    1,006,280        0         77,254      22,380      63,492      54,617        4,924
  Acquisitions...........     255,347    1,383,759      553        233,846      96,735     112,154     112,051       18,894
Specialty Insurance
  Products
  Dental and Consumer
    Benefits.............      23,836      111,916    3,341         78,224     191,563      15,245     140,632       10,352
  Financial
    Institutions.........      39,212      215,451  385,006        105,434     112,272      25,068      52,629       28,526
Retirement Savings and
  Investment Products
  Stable Value
    Contracts............       1,448      172,674        0      2,691,697           0     213,136     178,745          735
  Investment Products....      75,177      194,726        0      1,233,528      18,809     105,827      85,045       17,213
Corporate and Other......           9          944       39             88         198      13,094         469            1
                           ----------   ----------  --------    ----------    --------    --------    --------     --------
      TOTAL..............  $  841,425   $4,140,003  $389,294    $4,430,873    $568,125    $603,795    $730,496     $111,188
                           ==========   ==========  ========    ==========    ========    ========    ========     ========
Year Ended
December 31, 1997:
Life Insurance
  Individual Life........  $  252,321   $  920,924  $   356     $   16,334    $127,480    $ 54,593    $114,678     $ 27,354
  West Coast.............     108,126      739,463        0         95,495      14,122      30,194      28,304          961
  Acquisitions...........     138,052    1,025,340    1,437        311,150     102,635     110,155     116,506       16,606
Specialty Insurance
  Products
  Dental and Consumer
    Benefits.............      22,459      120,925    2,536         80,654     151,110      23,810     110,148       15,711
  Financial
    Institutions.........      52,836      159,422  391,085          6,791      72,263      16,341      27,643       30,812
Retirement Savings and
  Investment Products
  Stable Value
    Products.............       1,785      180,690        0      2,684,676           0     211,915     179,235          618
  Investment Products....      56,074      177,150        0      1,184,268      12,367     105,196      82,019       15,110
Corporate and Other......         952          380    1,282            185         229       5,284         339            3
                           ----------   ----------  --------    ----------    --------    --------    --------     --------
      TOTAL..............  $  632,605   $3,324,294  $396,696    $4,379,553    $480,206    $557,488    $658,872     $107,175
                           ==========   ==========  ========    ==========    ========    ========    ========     ========

-------------------------  -----------
         COL. A              COL. J
-------------------------  -----------

                              OTHER
                            OPERATING
         SEGMENT           EXPENSES(1)
-------------------------  -----------
Year Ended
December 31, 1999:
Life Insurance
  Individual Life........   $ 20,851
  West Coast.............     (2,649)
  Acquisitions...........     31,178
Specialty Insurance
  Products
  Dental and Consumer
    Benefits.............     56,396
  Financial
    Institutions.........     44,728
Retirement Savings and
  Investment Products
  Stable Value
    Products.............      4,708
  Investment Products....     14,617
Corporate and Other......      6,610
                            --------
      TOTAL..............   $176,439
                            ========
Year Ended
December 31, 1998:
Life Insurance
  Individual Life........   $ 14,983
  West Coast.............      5,354
  Acquisitions...........     26,717
Specialty Insurance
  Products
  Dental and Consumer
    Benefits.............     49,913
  Financial
    Institutions.........     48,837
Retirement Savings and
  Investment Products
  Stable Value
    Contracts............      2,876
  Investment Products....     14,428
Corporate and Other......      9,120
                            --------
      TOTAL..............   $172,228
                            ========
Year Ended
December 31, 1997:
Life Insurance
  Individual Life........   $ 18,178
  West Coast.............      6,849
  Acquisitions...........     23,016
Specialty Insurance
  Products
  Dental and Consumer
    Benefits.............     38,572
  Financial
    Institutions.........     20,165
Retirement Savings and
  Investment Products
  Stable Value
    Products.............      3,945
  Investment Products....     12,312
Corporate and Other......      6,833
                            --------
      TOTAL..............   $129,870
                            ========

----------------------------------

(1) Allocations of Net Investment Income and Other Operating Expenses are based on a number of assumptions and estimates and results would change if different methods were applied.

                           SCHEDULE IV -- REINSURANCE
               PROTECTIVE LIFE INSURANCE COMPANY AND SUBSIDIARIES
                             (DOLLARS IN THOUSANDS)

         COL. A               COL. B       COL. C       COL. D       COL. E       COL. F
-------------------------  ------------  -----------  -----------  -----------  ----------
                                                                                PERCENTAGE
                                          CEDED TO      ASSUMED                 OF AMOUNT
                              GROSS         OTHER     FROM OTHER       NET       ASSUMED
                              AMOUNT      COMPANIES    COMPANIES     AMOUNT       TO NET
                           ------------  -----------  -----------  -----------  ----------
Year Ended
  December 31,1999:
  Life insurance in
    force................  $120,577,512  $92,566,755  $ 9,239,074  $37,249,831      24.8%
                           ============  ===========  ===========  ===========  ========
Premiums and policy fees:
  Life insurance.........  $    540,430  $   364,680  $   131,855  $   307,605      42.9%
  Accident and health
    insurance............       403,491      172,852       27,266      257,905      10.6%
  Property and liability
    insurance............        34,104          501          110       33,713       0.3%
                           ------------  -----------  -----------  -----------
    TOTAL................  $    978,025  $   538,033  $   159,231  $   599,223
                           ============  ===========  ===========  ===========
Year Ended
  December 31,1998:
  Life insurance in
    force................  $ 91,980,657  $64,846,246  $18,010,434  $45,144,845      39.9%
                           ============  ===========  ===========  ===========  ========
Premiums and policy fees:
  Life insurance.........  $    537,002  $   294,363  $    87,965  $   330,604      26.6%
  Accident and health
    insurance............       361,705      164,852       14,279      211,132       6.8%
  Property and liability
    insurance............        26,389                                 26,389       0.0%
                           ------------  -----------  -----------  -----------
    TOTAL................  $    925,096  $   459,215  $   102,244  $   568,125
                           ============  ===========  ===========  ===========
Year Ended
  December 31,1997:
  Life insurance in
    force................  $ 78,240,282  $34,139,554  $11,013,202  $55,113,930      20.0%
                           ============  ===========  ===========  ===========  ========
Premiums and policy fees:
  Life insurance.........  $    387,108  $   147,184  $    74,738  $   314,662      23.8%
  Accident and health
    insurance............       336,575      187,539       10,510      159,546       6.7%
  Property and liability
    insurance............         6,139          176           35        5,998       0.6%
                           ------------  -----------  -----------  -----------
    TOTAL................  $    729,822  $   334,899  $    85,283  $   480,206
                           ============  ===========  ===========  ===========

                                   APPENDIX A

          EXAMPLES OF DEATH BENEFIT COMPUTATION UNDER OPTIONS A AND B

    OPTION A EXAMPLE. For purposes of this example, assume that the younger of Joint Insureds is between age 0 and 40 and that there is no outstanding Policy Debt. Under Option A, a policy with a $250,000 Face Amount will generally pay $250,000 in Death Benefits. However, because the Death Benefit must be greater than or equal to 250% of the Policy Value, any time that the Policy Value exceeds $100,000, the Death Benefit will exceed the $250,000 Face Amount. Each additional dollar added to Policy Value above $100,000 will increase the Death Benefit by $2.50. A policy with a $250,000 Face Amount and a Policy Value of $125,000 will provide a Death Benefit of $312,500 ($125,000 X 250%); a Policy Value of $150,000 will provide a Death Benefit of $375,000 ($150,000 X 250%).

    Similarly, so long as Policy Value exceeds $100,000, each dollar taken out of Policy Value will reduce the Death Benefit by $2.50. If, for example, the Policy Value is reduced from $150,000 to $100,000 because of partial surrenders, charges, or negative investment performance, the Death Benefit will be reduced from $375,000 to $250,000. If at any time, however, the Policy Value multiplied by the Face Amount percentage is less than the Face Amount, the Death Benefit will equal the current Face Amount of the policy. Thus, if the Policy Value is reduced from $150,000 to $75,000 because of partial surrenders, charges, or negative investment performance, the Death Benefit will be reduced from $375,000 to $250,000, not to $187,500.

    The Face Amount percentage becomes lower as the age of the younger Joint Insured increases. If the Attained Age of the younger Joint Insured in the example above was, for example 50 (rather than between 0 and 40), the percentage by which Policy Value is multiplied would be 185%. The Death Benefit would not exceed the $250,000 Face Amount unless the Policy Value exceeded approximately $135,135 (rather than $100,000), and each dollar then added to or taken from the Policy Value would change the Death Benefit by $1.85 (rather than $2.50).

    OPTION B EXAMPLE. For purposes of this example, assume that the younger Joint Insured's Attained age is between 0 and 40 and that there is no outstanding Policy Debt. Under Option B, a Policy with a Face Amount of $250,000 will generally provide a Death Benefit of $250,000 plus Policy Value. Thus, for example, a Policy with a Policy Value of $25,000 will have a Death Benefit of $275,000 ($250,000+$25,000); a Policy Value of $50,000 will provide a Death
Benefit of $300,000 (250,000+$50,000). The Death Benefit, however must be at least 250% of the Policy Value. As a result, if the Policy Value exceeds $166,667, the Death Benefit will be greater than the Face Amount plus Policy Value. Each additional dollar of Policy value above $166,667 will increase the Death Benefit by $2.50. A policy with a Face Amount of $250,000 and a Policy Value of $175,000 will provide a Death Benefit of $437,500 ($175,000 X 250%); a Policy Value of $200,000 will provide a Death Benefit of $500,000 ($200,000 X 250%).

    Similarly, any time Policy Value exceeds $166,667, each dollar taken out of Policy Value will reduce the Death Benefit by $2.50. If, for example, the Policy Value is reduced from $200,000 to $175,000 because of partial surrenders, charges or negative investment performance, the Death Benefit will be reduced from $500,000 to $437,500. If at any time, however, Policy Value multiplied by the Face Amount percentage is less than the Face Amount plus the Policy Value, then the Death Benefit will be the current Face Amount plus Policy Value of the Policy. Thus, if the Policy Value decreased from $175,000 to $150,000 because of partial surrenders, charges or negative investment performance, the Death Benefit will be reduced from $437,500 to $400,000, not to $375,000.

    The Face Amount percentage becomes lower as the age of the younger Joint Insured increases. If the Attained Age of the younger Joint Insured in the example above was, for example 50 (rather than between 0 and 40), the percentage by which Policy Value is multiplied would be 185%. The Death Benefit would be the sum of the Policy Value plus $250,000 unless the Policy Value exceeded $294,118 (rather than $166,667), and each dollar then added to or taken from the Policy Value would change the Death Benefit by $1.85 (rather than $2.50).

                        TABLE OF FACE AMOUNT PERCENTAGES

ATTAINED                  ATTAINED                   ATTAINED                   ATTAINED
  AGE     PERCENTAGE        AGE      PERCENTAGE        AGE      PERCENTAGE        AGE      PERCENTAGE
-----------------------------------------------------------------------------------------------------
  0-40       250%            50         185%            60         130%           70          115%
   41        243%            51         178%            61         128%           71          113%
   42        236%            52         171%            62         126%           72          111%
   43        229%            53         164%            63         124%           73          109%
   44        222%            54         157%            64         122%           74          107%
   45        215%            55         150%            65         120%         75-90         105%
   46        209%            56         146%            66         119%           91          104%
   47        203%            57         142%            67         118%           92          103%
   48        197%            58         138%            68         117%           93          102%
   49        191%            59         134%            69         116%           94          101%
                                                                                 95+          100%

                          PART II -- OTHER INFORMATION
                          UNDERTAKING TO FILE REPORTS

    Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that section.

                              RULE 484 UNDERTAKING

    Article XI of the By-laws of Protective Life provides, in substance, that any of Protective Life's directors and officers, who is a party or is threatened to be made a party to any action, suit or proceeding, other than an action by or in the right of Protective Life, by reason of the fact that he is or was an officer or director, shall be indemnified by Protective Life against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such claim, action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of Protective Life and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. If the claim, action or suit is or was by or in the right of Protective Life to procure a judgment in its favor, such person shall be indemnified by Protective Life against expenses (including attorneys' fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of Protective Life, except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable for negligence or misconduct in the performance of his duty to Protective Life unless and only to the extent that the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which such court shall deem proper. To the extent that a director or officer has been successful on the merits or otherwise in defense of any such action, suit or proceeding, or in defense of any claim, issue or matter therein, he shall be indemnified by Protective Life against expenses (including attorneys' fees) actually and reasonably incurred by him in connection therewith, not withstanding that he has not been successful on any other claim issue or matter in any such action, suit or proceeding. Unless ordered by a court, indemnification shall be made by Protective Life only as authorized in the specific case upon a determination that indemnification of the officer or director is proper in the circumstances because he has met the applicable standard of conduct. Such determination shall be made (a) by the Board of Directors by a majority vote of a quorum consisting of directors who were not parties to, or who have been successful on the merits or otherwise with respect to, such claim action, suit or proceeding, or (b) if such a quorum is not obtainable, or, even if obtainable a quorum of disinterested directors so directs, by independent legal counsel in a written opinion or (c) by the shareholders.

    In addition, the executive officers and directors are insured by PLC's Directors' and Officers' Liability Insurance Policy including Company Reimbursement and are indemnified by a written contract with PLC which supplements such coverage.

    Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification may be against public policy as expressed in the Act and may be, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

REPRESENTATIONS PURSUANT TO RULE SECTION 26(e) OF THE INVESTMENT COMPANY ACT OF
                                      1940

    Protective Life hereby represents that the fees and charges deducted under the variable life insurance policies described herein are, in the aggregate, reasonable in relation to the services rendered, the expenses expected to be incurred and the risks assumed by it under such policies.

                       CONTENTS OF REGISTRATION STATEMENT

    This registration statement consists of the following papers and documents:

    The facing sheet.


    The prospectus consisting of 52 pages.


    The undertaking to file reports.

    The Rule 484 undertaking.

    Representations pursuant to Section 26(e) of the Investment Company Act of 1940.

    The signatures.

    Written consents of the following persons:
       Nancy Kane, Esq.

       Stephen Peeples, F.S.A., M.A.A.A.

       Sutherland Asbill & Brennan LLP

       PricewaterhouseCoopers, LLP


    The following exhibits:

1.A.  (1)          Certified resolutions of the board of directors of Protective Life Insurance Company establishing
                   Protective Variable Life Separate Account.*
      (2)          None.
      (3)(a)       Form of Underwriting Agreement among Protective Life Insurance Company, Investment Distributors,
                   Inc. and Protective Variable Life Separate Account.**
      (a)(1)       Amendment I to the Underwriting Agreement+++
      (b)          Form of Distribution Agreement between Investment Distributors, Inc. and selling broker-dealers.**
      (4)          None.

------------------------
    *Incorporated herein by reference to the initial filing of the Form S-6
     Registration Statement, (File No. 33-61599) as filed with the Commission on August 4, 1995.
   **Incorporated herein by reference to Pre-Effective Amendment No. 1 to the Form S-6 Registration Statement, (File No. 33-61599) as filed with the Commission on December 22, 1995.
  ***Incorporated herein by reference to Post-Effective Amendment No. 5 to the Form N-4 Registration Statement (File No. 33-70984) as filed with the Commission on April 30, 1997.
 ****Incorporated herein by reference to the initial filing of the Form S-6
     Registration Statement (File No. 333-52215) as filed with the Commission on May 8, 1998.
*****Incorporated herein by reference to Post-Effective Amendment No. 3 to the Form S-6 Registration Statement (File No. 33-61599) as filed with the Commission on April 30, 1998.
    +Incorporated herein by reference to Pre-Effective Amendment No. 2 to the Form S-6 Registration Statement (File No. 333-45963) as filed with the Commission on June 19, 1998.
   ++Incorporated herein by reference to Pre-Effective Amendment Number 1 to the Form N-4 Registration Statement (File No. 333-60149) as filed with the Commission on October 26, 1998.
  +++Incorporated herein by reference to Pre-Effective Amendment Number 1 to the Form S-6 Registration Statement (File No. 333-45963) as filed with the Commission on June 3, 1998.

 ++++Incorporated herein by reference to Post-Effective Amendment No. 5 to the Form S-6 Registration Statement (File No. 33-61599) filed with the Commission on April 25, 2000.


+++++Incorporated herein by reference to the initial filing of the Form S-6
     Registration Statement (File No. 333-31944) as filed with the Commission on March 8, 2000.

      (5)(a)       Form of Contract.
      (b)          Form of Estate Protection Endorsement.
      (c)          Form of Policy Split Option Endorsement.
      (6)(a)       Charter of Protective Life Insurance Company.*
      (b)          By-Laws of Protective Life Insurance Company.*
      (7)          None
      (8)          None
      (9)(a)       Participation/Distribution Agreement.**
      (a)(1)       Amendment I to the Participation/Distribution Agreement+++
      (b)          Participation Agreement (Oppenheimer Variable Account Funds).***
      (c)          Participation Agreement (MFS Variable Insurance Trust).***
      (d)          Participation Agreement (Acacia Capital Corporation).***
      (e)          Participation Agreement (Van Eck Worldwide Insurance Trust).++
      (f)          Participation Agreement (Van Kampen Life Investment Trust).++++
      (10)         Contract Application.
 2.                Opinion and consent of Nancy Kane, Esq.
 3.                Not applicable.
 4.                Not applicable.
 5.                Not applicable.
 6.                Not Applicable
 7.                Opinion and consent of Stephen Peeples, F.S.A., M.A.A.A.
 8.                Consent of Sutherland Asbill & Brennan LLP
 9.                Consent of PricewaterhouseCoopers, LLP
10.                Memorandum pursuant to Rule 6e-3(T)(b)(12)(iii) describing issue, transfer and redemption procedures.
11.                Power of Attorney.+++++
15.                Awareness Letter of PricewaterhouseCoopers, LLP.


------------------------
    *Incorporated herein by reference to the initial filing of the Form S-6
     Registration Statement, (File No. 33-61599) as filed with the Commission on August 4, 1995.
   **Incorporated herein by reference to Pre-Effective Amendment No. 1 to the Form S-6 Registration Statement, (File No. 33-61599) as filed with the Commission on December 22, 1995.
  ***Incorporated herein by reference to Post-Effective Amendment No. 5 to the Form N-4 Registration Statement (File No. 33-70984) as filed with the Commission on April 30, 1997.
 ****Incorporated herein by reference to the initial filing of the Form S-6
     Registration Statement (File No. 333-52215) as filed with the Commission on May 8, 1998.
*****Incorporated herein by reference to Post-Effective Amendment No. 3 to the Form S-6 Registration Statement (File No. 33-61599) as filed with the Commission on April 30, 1998.
    +Incorporated herein by reference to Pre-Effective Amendment No. 2 to the Form S-6 Registration Statement (File No. 333-45963) as filed with the Commission on June 19, 1998.
   ++Incorporated herein by reference to Pre-Effective Amendment Number 1 to the Form N-4 Registration Statement (File No. 333-60149) filed with the Commission on October 26, 1998.
  +++Incorporated herein by reference to Pre-Effective Amendment Number 1 to the Form S-6 Registration Statement (File No. 333-45963) filed with the Commission on June 3, 1998.

 ++++Incorporated herein by reference to Post-Effective Amendment No. 5 to the Form S-6 Registration Statement (File No. 333-61599) filed with the Commission on April 25, 2000.


+++++Incorporated herein by reference to the initial filing of the Form S-6
     Registration Statement (File No. 333-31944) as filed with the Commission on March 8, 2000.

                                   SIGNATURES


    Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant, Protective Variable Life Separate Account has duly caused this Pre-Effective Amendment to the Registration Statement on Form S-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Birmingham, State of Alabama on May 24, 2000.


                                    PROTECTIVE VARIABLE LIFE SEPARATE ACCOUNT

                                                   (Registrant)

                                  By:              /s/ JOHN D. JOHNS
                                     -------------------------------------------

                                              John D. Johns, President
                                          PROTECTIVE LIFE INSURANCE COMPANY

                                        PROTECTIVE LIFE INSURANCE COMPANY
                                                   (Depositor)

                                  By:              /s/ JOHN D. JOHNS
                                     -------------------------------------------

                                              John D. Johns, President
                                          PROTECTIVE LIFE INSURANCE COMPANY


    As required by the Securities Act of 1933, this Pre-Effective Amendment to the Registration Statement on Form S-6 has been signed by the following persons in the capacities and on the dates indicated.



                       SIGNATURE                                        TITLE                       DATE
                       ---------                                        -----                       ----

                           *
      -------------------------------------------        Chairman of the Board and Director     May 24, 2000
                  Drayton Nabers, Jr.                     (Principal Executive Officer)

                   /s/ JOHN D. JOHNS
      -------------------------------------------        President and Director (Principal      May 24, 2000
                     John D. Johns                        Financial Officer)

                  /s/ JERRY W. DEFOOR                    Vice President, Controller and
      -------------------------------------------         Chief Accounting Officer              May 24, 2000
                    Jerry W. DeFoor                       (Principal Accounting Officer)

                           *
      -------------------------------------------                     Director                  May 24, 2000
                   R. Stephen Briggs

                           *
      -------------------------------------------                     Director                  May 24, 2000
                   Jim E. Massengale

                           *
      -------------------------------------------                     Director                  May 24, 2000
                   A.S. Williams III

                       SIGNATURE                                        TITLE                       DATE
                       ---------                                        -----                       ----
                           *
      -------------------------------------------                     Director                  May 24, 2000
                   Danny L. Bentley

                           *
      -------------------------------------------                     Director                  May 24, 2000
                   Richard J. Bielen

                           *
      -------------------------------------------                     Director                  May 24, 2000
                    T. Davis Keyes

                           *
      -------------------------------------------                     Director                  May 24, 2000
                     Carolyn King

                           *
      -------------------------------------------                     Director                  May 24, 2000
                    Deborah J. Long

                           *
      -------------------------------------------                     Director                  May 24, 2000
                   Steven A. Schultz

                           *
      -------------------------------------------                     Director                  May 24, 2000
                   Wayne E. Stuenkel

*By:          /s/ NANCY KANE
                 --------------------------------------
                      Nancy Kane
                   Attorney-in-Fact                                                             May 24, 2000

                                 EXHIBIT INDEX


1.A.   (5)(a)      Form of Contract.
          (b)      Form of Estate Protection Endorsement.
          (c)      Form of Policy Split Option Endorsement.
       (10)        Contract Application.
 2.                Opinion and consent of Nancy Kane, Esq.
 7.                Opinion and consent of Stephen Peeples, F.S.A., M.A.A.A.
 8.                Consent of Sutherland Asbill & Brennan LLP
 9.                Consent of PricewaterhouseCoopers, LLP
10.                Memorandum pursuant to Rule 6e-3(T)(b)(12)(iii) describing issue, transfer and redemption procedures.
15.                Awareness Letter of PricewaterhouseCoopers, LLP.